PROSPECTUS
Filed pursuant to Rule 424(b)(3)
Registration No. 333-165732

$1,000,000,000

L-3 Communications Corporation

Offer to Exchange All Outstanding 5.20% Senior Notes due 2019 for an equal amount of 5.20% Series B Senior Notes due 2019, which have been registered under the Securities Act of 1933.

The Exchange Offer

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are freely tradeable.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offer.

•	The exchange offer expires at 12:00 p.m., New York City time, on May 7, 2010, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

•	We will not receive any proceeds from the exchange offer.

The Exchange Notes

•	The exchange notes are being offered in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with the private offering of the outstanding notes.

•	The terms of the exchange notes to be issued in the exchange offer are substantially identical to the outstanding notes, except that the exchange notes will be freely tradeable.

Resales of Exchange Notes

•	The exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. We do not plan to list the exchange notes on a national market.

If you are a broker-dealer and you receive exchange notes for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange notes. By making such acknowledgment, you will not be deemed to admit that you are an “underwriter” under the Securities Act of 1933. Broker-dealers may use this prospectus in connection with any resale of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired by the broker-dealer as a result of market-making activities or trading activities. We have agreed that, for a period of 210 days after the expiration of the exchange offer or until any broker-dealer has sold all registered notes held by it, we will make this prospectus available to such broker-dealer for use in connection with any such resale. A broker-dealer may not participate in the exchange offer with respect to outstanding notes acquired other than as a result of market-making activities or trading activities. See “Plan of Distribution.”

If you are an affiliate of L-3 Communications or are engaged in, or intend to engage in, or have an agreement or understanding to participate in, a distribution of the exchange notes, you cannot rely on the applicable interpretations of the Securities and Exchange Commission and you must comply with the registration requirements of the Securities Act of 1933 in connection with any resale transaction.

You should consider carefully the risk factors beginning on page 12 of this prospectus before participating in the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 6, 2010

WHERE YOU CAN FIND MORE INFORMATION

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, L-3 Holdings and L-3 Communications file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov or at our website at http://www.L-3com.com (as noted below, the information contained in, or that can be accessed through, our website is not a part of this prospectus). You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. In addition, you can inspect reports and other information L-3 Holdings files at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

So long as we are subject to the periodic reporting requirements of the Exchange Act, we are required to furnish the information required to be filed with the SEC to the trustee and the holders of the exchange notes. We have agreed that, even if we are not required under the Exchange Act to furnish such information to the SEC, we will nonetheless continue to furnish information that would be required to be furnished by us by Section 13 of the Exchange Act to the trustee and to the holders of the exchange notes as if we were subject to such periodic reporting requirements.

ABOUT THIS PROSPECTUS

As used in this prospectus, (1) “L-3 Holdings” refers to L-3 Communications Holdings, Inc., (2) “L-3 Communications” refers to L-3 Communications Corporation, a wholly-owned operating subsidiary of L-3 Holdings and the issuer of the outstanding notes and the exchange notes, and (3) “Guarantors” refers to the current and future domestic restricted subsidiaries that are, or will be, guaranteeing the obligations of L-3 Communications under the outstanding notes and the exchange notes. The obligations of the Guarantors are referred to herein as the “guarantees.” “L-3,” the “Company,” “we,” “us” and “our” refer to L-3 Communications and its subsidiaries. Unless the context otherwise requires, “notes” refers to the outstanding notes and the exchange notes.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you need to consider in making your investment decision. You should read carefully this entire prospectus.

L-3 is a prime system contractor in Command, Control, Communications, Intelligence, Surveillance and Reconnaissance (C3ISR) systems, government services, and aircraft modernization and maintenance. L-3 is also a leading provider of high technology products, subsystems and systems. Our customers include the United States (U.S.) Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security (DHS), U.S. Department of State (DoS), U.S. Department of Justice (DoJ), allied foreign governments, domestic and foreign commercial customers and select other U.S. federal, state and local government agencies.

For the year ended December 31, 2009, we generated sales of $15.6 billion, operating income of $1,656 million and net cash from operating activities of $1,407 million. The table below presents a summary of our 2009 sales by major category of end customer. For a more detailed presentation of our sales by end customer, see “Major Customers” on page 74.

		% of
	2009 Sales	Total Sales
	(in millions)

DoD	$11,932	76%
Other U.S. Government	1,127	7

Total U.S. Government	$13,059	83%
Foreign governments	1,082	7
Commercial – foreign	867	6
Commercial – domestic	607	4

Total sales	$15,615	100%

We have the following four reportable segments: (1) C3ISR, (2) Government Services, (3) Aircraft Modernization and Maintenance (AM&M), and (4) Electronic Systems (previously named Specialized Products). During the 2009 fourth quarter, we renamed our Specialized Products reportable segment Electronic Systems to better describe the nature of the segment’s businesses. Financial information for our reportable segments, including financial information about geographic areas, is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 22 to our audited consolidated financial statements.

C3ISR Reportable Segment

In 2009, C3ISR net sales of $3,095 million represented 20% of our total net sales. The businesses in this segment provide products and services for the global ISR market, specializing in signals intelligence (SIGINT) and communications intelligence (COMINT) systems. These products and services provide to the warfighter in real-time, the unique ability to collect and analyze unknown electronic signals from command centers, communication nodes and air defense systems for real-time situational awareness and response. The businesses in this reportable segment also provide C3 systems, networked communications systems and secure communications products for military and other U.S. Government and foreign government intelligence, reconnaissance and surveillance applications. We believe that these products and services are critical elements for a substantial number of major command, control and communication, intelligence gathering and space systems. These products and services are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring, and dissemination functions of these communication systems. Major products and services for this reportable segment include:

•	highly specialized fleet management sustainment and support, including procurement, systems integration, sensor development, modifications and periodic depot maintenance for SIGINT and ISR special mission aircraft and airborne surveillance systems;

•	strategic and tactical SIGINT systems that detect, collect, identify, analyze and disseminate information;

•	secure data links that enable real-time information collection and dissemination to users of networked communications for airborne, satellite, ground and sea-based remote platforms, both manned and unmanned;

•	secure terminal and communication network equipment and encryption management; and

•	communication systems for surface and undersea vessels and manned space flights.

Government Services Reportable Segment

In 2009, Government Services net sales of $4,155 million represented 27% of our total net sales. The businesses in this segment provide a full range of engineering, technical, analytical, information technology (IT), advisory, training, logistics and support services to the DoD, DoS, DoJ and U.S. Government intelligence agencies and allied foreign governments. Major services for this reportable segment include:

•	communication software support, information technology services and a wide range of engineering development services and integration support;

•	high-end engineering and information systems support services used for command, control, communications and ISR architectures, as well as for air warfare modeling and simulation tools for applications used by the DoD, DHS and U.S. Government intelligence agencies, including missile and space systems, UAVs and manned military aircraft;

•	developing and managing extensive programs in the United States and internationally that focus on teaching, training and education, logistics, strategic planning, organizational design, democracy transition and leadership development;

•	human intelligence support and other services, including linguist and translation services and related management to support contingency operations and current intelligence-gathering requirements;

•	Command & Control Systems and Software services in support of maritime and expeditionary warfare;

•	intelligence, analysis and solutions support to the DoD, including the U.S. Armed Services combatant commands and the U.S. Government intelligence agencies, including those within the U.S. Armed Services;

•	technical and management services, which provide support of intelligence, logistics, C3 and combatant commands; and

•	conventional high-end enterprise IT support, systems and other services to the DoD and other U.S. federal agencies.

Aircraft Modernization and Maintenance (AM&M) Reportable Segment

In 2009, AM&M net sales of $2,827 million represented 18% of our total net sales. The businesses in this segment provide modernization, upgrades and sustainment, maintenance and logistics support services for military and various government aircraft and other platforms. We sell these services primarily to the DoD, the Canadian Department of National Defense (DND) and other allied foreign governments. Major products and services for this reportable segment include:

•	engineering, modification, maintenance, logistics and upgrades for aircraft, vehicles and personnel equipment;

•	turnkey aviation life cycle management services that integrate custom developed and commercial off-the-shelf products for various military fixed and rotary wing aircraft, including heavy maintenance and structural modifications and interior modifications and construction; and

•	aerospace and other technical services related to large fleet support, such as aircraft and vehicle modernization, maintenance, repair and overhaul, logistics, support and supply chain management, primarily for military training, tactical, cargo and utility aircraft.

Electronic Systems Reportable Segment

In 2009, Electronic Systems net sales of $5,538 million represented 35% of our total net sales. The businesses in this reportable segment provide a broad range of products, including components, products, subsystems, systems, and related services to military and commercial customers in several niche markets. The table below provides a summary of the segment’s business areas and the percentage that each contributed to Electronic Systems net sales in 2009.

% of 2009
Business Area	Segment Sales

Power & Control Systems	17%
Electro-Optic/Infrared (EO/IR)	16
Microwave	15
Avionics & Displays	10
Simulation & Training	10
Precision Engagement	9
Security & Detection	5
Propulsion Systems	5
Telemetry & Advanced Technology	5
Undersea Warfare	5
Marine Services	3

Total Electronic Systems	100%

Our Strategy

Our business strategy is customer-focused and aims to increase shareholder value by providing products and services to our customers that create value for them with responsive, high-quality and affordable solutions. Financially, our emphasis is on sustainably growing earnings per share and cash flow. Our strategy involves a flexible and balanced combination of organic growth, cost reductions, select business acquisitions and divestitures, and dividends and share repurchases, enabling us to grow the Company and also return cash to our shareholders. We intend to maintain and expand our position as a leading prime system contractor and supplier of products, subsystems, systems and services to the DoD, other U.S. Government agencies, allied foreign governments and commercial customers, both domestic and international. Our strategy includes the elements discussed below.

Entrepreneurial, Accountable and Results-Driven Culture.  A key part of L-3’s strategy is to create an entrepreneurial, accountable, and results-driven culture that is focused on meeting our customer’s needs and on achieving L-3’s strategic goals and growth objectives. L-3’s culture is made up of diverse people providing creative solutions and ideas in an environment that fosters teamwork and collaboration across our business units. Operating with integrity and with a commitment to the highest standards of ethical conduct is an important part of our strategy to build and maintain the trust of our customers, shareholders, employees, suppliers and communities where we live and work.

Focus On Outstanding Program Performance.  We believe that outstanding performance on our existing programs and contracts in terms of on-budget, on-schedule and in accordance with our contractual obligations is the foundation for successfully meeting our objectives of expanding L-3’s prime contractor and supplier positions and growing sales organically. We believe that a prerequisite for growing and winning new business is to retain our existing business by successfully meeting the performance criteria in our existing contracts. We will continue to focus on delivering superior contract performance to our customers in order to maintain our reputation as an agile and responsive contractor and to differentiate ourselves from our competitors.

Expand our Prime Contractor and Supplier Positions.  We intend to expand our prime system contractor roles in select business areas where we have domain expertise, including C3ISR, aircraft modernization and maintenance and government technical services. We also intend to enter into “teaming” arrangements with other prime system contractors and platform original equipment manufacturers to compete for select new business opportunities. As an independent supplier of a broad range of products, subsystems and systems in several key business areas, our growth will partially be driven by expanding our share of existing programs and participating in new programs. We also expect to identify opportunities to use our customer relationships and leverage the capabilities of our various businesses, including proprietary technologies, to expand the scope of our products and services to existing and new customers. Furthermore, we intend to continue to supplement our growth by participating in and competing for new programs internationally, particularly in Canada, the United Kingdom and Australia.

Align Research & Development with Customer Priorities.  We intend to continue to align our products, services, internal investments in research and development and business development activities to proactively address customer priorities and requirements. We also intend to grow our sales through the introduction of new products and services and continued increased collaboration among our businesses to offer the best quality and competitive solutions and services to our customers.

Grow Sales Organically and Selectively Acquire Businesses.  We intend to use our existing prime contractor and supplier positions and internal investments to grow our sales organically. We expect to continue to benefit from our positions as a supplier to multiple bidders on select prime contract bids. We plan to maintain our diversified and broad business mix with its limited reliance on any single contract, follow-on or new business opportunities. We also expect to continue to supplement our organic sales growth by selectively acquiring businesses that add new products, services, technologies, programs and contracts, or provide access to select customers and provide attractive returns on investment.

Continuously Improve our Cost Structure and Business Processes.  We intend to continue to aggressively improve and reduce our direct contract costs and overhead costs, including general and administrative costs. Effective management of labor, material, subcontractor and other direct costs is a primary element of favorable contract performance. We also intend to grow sales at a faster rate than overhead costs. We believe continuous cost improvement will enable us to increase our cost competitiveness, expand our operating margin and selectively invest in new product development, bids and proposals and other business development activities to organically grow sales.

Collaborate to Increase Growth Opportunities.  We intend to continue to collaborate among our diversified businesses to develop new business opportunities. The combination of our leading technologies and our speed and agility to meet customer requirements and priorities will allow us to accelerate our shift from a “black box” provider to a system solutions provider.

We are incorporated in Delaware, and the address of our principal executive offices is 600 Third Avenue, New York, New York 10016. Our telephone number is (212) 697-1111. Our internet address, http://www.L-3com.com, is an interactive textual reference only, meaning that the information contained on the website is not part of this prospectus and is not incorporated in this prospectus by reference.

Summary of Terms of the Exchange Offer

On October 2, 2009, we completed the private offering of $1,000,000,000 aggregate principal amount of the outstanding notes. References to the “notes” in this prospectus are references to both the outstanding notes and the exchange notes. This prospectus is part of a registration statement covering the exchange of the outstanding notes for the exchange notes.

We and the guarantors entered into a registration rights agreement with the initial purchasers in the private offering in which we and the guarantors agreed to deliver to you this prospectus as part of the exchange offer and we agreed to use our commercially reasonable efforts to have the registration statement, of which this prospectus forms a part, declared effective on or prior to June 29, 2010 and to complete the exchange offer on or prior to 30 business days after the date of effectiveness. You are entitled to exchange in the exchange offer your outstanding notes for exchange notes which are identical in all material respects to the outstanding notes except:

• the exchange notes will be registered under the Securities Act;

•	the exchange notes are not entitled to certain registration rights which are applicable to the outstanding notes under the registration rights agreement; and

•	certain additional interest rate provisions will no longer be applicable.

The Exchange Offer	We are offering to exchange up to $1,000,000,000 aggregate principal amount of our 5.20% Series B Senior Notes due 2019, which we refer to in this prospectus as the exchange notes, for up to $1,000,000,000 aggregate principal amount of our 5.20% Senior Notes due 2019, which we refer to in this prospectus as the outstanding notes. Outstanding notes may be exchanged only in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

Resale	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are an affiliate of L-3 Communications, within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you are acquiring the exchange notes in the ordinary course of your business and that you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

Each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offer in exchange for outstanding notes that were acquired as a result of market-making or other trading activity must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Any holder of outstanding notes who:

• is an affiliate of L-3 Communications;

• does not acquire exchange notes in the ordinary course of its business; or

• tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of exchange notes;

cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation, Morgan Stanley & Co. Incorporated or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Expiration Date; Withdrawal of Tender	The exchange offer will expire at 12:00 p.m., New York City time, on May 7, 2010, or such later date and time to which we extend it (the “expiration date”). We do not currently intend to extend the expiration date. A tender of outstanding notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any outstanding notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Certain Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, which we may waive. Please read the section captioned “The Exchange Offer — Certain Conditions to the Exchange Offer” of this prospectus for more information regarding the conditions to the exchange offer.

Procedures for Tendering Outstanding Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal. If you hold outstanding notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of the DTC, by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

• any exchange notes that you receive will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person or entity to participate in a distribution of the exchange notes;

• if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes; and

• you are not an “affiliate,” as defined in Rule 405 of the Securities Act, of L-3 or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender such outstanding notes in the exchange offer, you should contact such registered holder promptly and instruct such registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer — Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, there will be no increase in the interest rate on the outstanding notes under the circumstances described in the registration rights agreement. If you are a holder of outstanding notes and you do not tender your outstanding notes in the exchange offer, you will continue to hold such outstanding notes and you will be entitled to all the rights and limitations applicable to the outstanding notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for outstanding notes could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will continue to be subject to the restrictions on transfer provided for in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Certain Income Tax Considerations	The exchange of outstanding notes for exchange notes in the exchange offer will not be a taxable event for United States federal income tax purposes. See “United States Federal Income Tax Consequences of the Exchange Offer.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes pursuant to the exchange offer.

Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer — Exchange Agent” of this prospectus.

Summary of Terms of the Exchange Notes

Issuer	L-3 Communications Corporation

Securities Offered	$1,000,000,000 in aggregate principal amount of 5.20% Series B Senior Notes due 2019

Maturity	October 15, 2019

Interest Payment Dates	April 15 and October 15, beginning April 15, 2010. The initial interest payment will include interest from October 2, 2009.

Interest Rate	5.20% per year

Ranking	The outstanding notes are, and the exchange notes will be, unsecured senior obligations of L-3 Communications. The outstanding notes are, and the exchange notes will be (i) effectively subordinated to all of our future senior secured debt, if any, to the extent of the value of the assets securing such debt, (ii) ranked equal in right of payment with all of our other existing and future senior indebtedness, including trade payables, and (iii) ranked senior in right of payment to all of our existing and future subordinated debt. As of December 31, 2009, these notes and the subsidiary guarantees would have ranked senior to $2.45 billion in aggregate principal amount of our existing senior subordinated notes and our senior subordinated guarantees of the $700 million in aggregate principal amount of 3% Convertible Contingent Debt Securities due 2035 (the “CODES”) issued by L-3 Holdings. See “Capitalization.”

Subsidiary Guarantees	The outstanding notes are, and the exchange notes will be, jointly and severally guaranteed on an unsecured senior basis by each of our material domestic subsidiaries that guarantee any of our other indebtedness, as described under “Description of the Notes — The Subsidiary Guarantees.”

The guarantees of the outstanding notes are, and the guarantees of the exchange notes will be, ranked equal in right of payment to all of the existing and future unsecured senior indebtedness of the guarantors. The guarantees are and will be ranked senior in right of payment to all existing and future subordinated indebtedness of the guarantors, including the guarantees of (1) the 6 1/8% Senior Subordinated Notes due 2013 and 2014, the 5 7/8% Senior Subordinated Notes due 2015 and the 6 3/8% Senior Subordinated Notes due 2015, in each case, issued by L-3 Communications and guaranteed by the guarantors, and (2) the CODES issued by L-3 Holdings, which are guaranteed by L-3 Communications and the other guarantors. The guarantees will be effectively subordinated to all future senior secured debt of the guarantors, if any, to the extent of the value of the assets securing such debt. Information regarding the guarantors is included in Note 24 to our audited consolidated financial statements.

As of December 31, 2009, we had $4.15 billion in aggregate principal amount of indebtedness outstanding, of which $1.0 billion was senior debt represented by the notes and $3.15 billion, representing our senior subordinated debt and our obligations in respect of the CODES.

In addition as of December 31, 2009, we had the ability to borrow up to an additional $968 million (after reductions for outstanding letters of credit of $32 million) under our revolving credit facility, which if borrowed or drawn upon would be senior debt and would be guaranteed on a senior basis by the guarantors. See “Capitalization.”

See “Description of the Notes — The Subsidiary Guarantees”.

Sinking Fund	None

Change of Control Triggering Event	Upon the occurrence of a “Change of Control Triggering Event,” as defined under “Description of the Notes — Repurchase at the Option of Holders Upon a Change of Control Triggering Event” in this prospectus, L-3 will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but not including, the date of repurchase.

Optional Redemption	L-3 may redeem some or all of the notes at any time or from time to time, as a whole or in part, at its option, at the redemption price described in this prospectus under the caption “Description of the Notes — Optional Redemption.”

Use of Proceeds	There will be no cash proceeds to us from the exchange offer.

Certain Covenants	The indenture relating to the outstanding notes and the exchange notes, among other things, limits L-3’s ability and the ability of certain of L-3’s subsidiaries to create or assume certain liens or enter into sale and leaseback transactions, and L-3’s ability to engage in mergers or consolidations and transfer or lease all or substantially all of our assets. See “Description of the Notes — Certain Covenants.”

Absence of a Public Market for the Exchange Notes	The exchange notes generally will be freely transferable but will also be new securities for which there will not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. We do not intend to apply for a listing of the exchange notes on any securities exchange or automated dealer quotation system. The initial purchasers in the private offering of the outstanding notes have advised us that they currently intend to make a market in the exchange notes. However, they are not obligated to do so, and any market making with respect to the exchange notes may be discontinued without notice.

Further Issuances	We may, from time to time, without notice to or consent of the holders of the notes, create and issue additional notes having the same terms as, and ranking equally and ratably with, the notes. These additional notes will be part of the same series as the notes. There is no limit on the amount of notes that can be issued under the indenture governing the notes.

Trustee and Paying and Transfer Agent	The Bank of New York Mellon

Governing Law	New York

Summary Historical Financial Data of L-3

We derived the summary historical financial data presented below from our consolidated financial statements. The statement of operations and other data presented below for the years ended December 31, 2009, 2008 and 2007 and the balance sheet data presented below at December 31, 2009 and 2008 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We derived the balance sheet data presented below at December 31, 2007 from our audited financial statements not included elsewhere in this prospectus.

You should read the following data in conjunction with L-3’s audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	Year Ended December 31,
	2009	2008(1)	2007
	(in millions, except per share data)

Statement of Operations Data:
Net sales	$15,615	$14,901	$13,961
Cost of sales	13,959	13,342	12,513
Litigation gain(2)	—	126	—

Operating income	1,656	1,685	1,448
Interest and other income, net	19	28	31
Interest expense(2)	279	290	314
Debt retirement charge	10	—	—

Income from continuing operations before income taxes	1,386	1,423	1,165
Provision for income taxes	475	494	411

Income from continuing operations	$911	$929	$754

Net income(3)	$911	$949	$754

Net income attributable to L-3(3)	$901	$938	$745

(1)	The year ended December 31, 2008 includes: (1) a gain of $12 million ($7 million after income taxes) related to the sale of a product line, and (2) a non-cash impairment charge of $28 million ($17 million after income taxes) related to a write-down of capitalized software development costs associated with a general aviation product.

(2)	The year ended December 31, 2008 includes a pre-tax gain of $133 million ($81 million after income taxes) recorded in the second quarter of 2008 related to the reversal of a $126 million current liability for pending and threatened litigation and $7 million of related accrued interest as a result of a June 27, 2008 decision by the U.S. Court of Appeals which vacated an adverse 2006 jury verdict.

(3)	Net income and net income attributable to L-3 includes an after-tax gain of $20 million related to the sale of our 85% ownership interest in Medical Education Technologies, Inc. on October 8, 2008. The gain is excluded from income from continuing operations for the year ended December 31, 2008.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Balance Sheet Data (at year end):
Working capital	$2,669	$2,254	$2,181
Total assets	14,813	14,484	14,389
Long-term debt	4,112	4,493	4,472
Equity	6,660	5,941	6,114
Cash Flow Data:
Net cash from operating activities	$1,407	$1,387	$1,270
Net cash used in investing activities	(272)	(432)	(388)
Net cash used in financing activities	(1,005)	(840)	(464)

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges presented below should be read together with our audited consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. In calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items plus fixed charges. Fixed charges consist of interest on indebtedness plus the amortization of deferred debt issuance costs and that portion of lease rental expense representative of the interest element.

	Year Ended December 31,
	2009		2008		2007		2006		2005
	(in millions, except ratio of earnings to fixed charges)

Earnings:
Income from continuing operations before income taxes	$1,386		$1,423		$1,165		$818		$791
Less: Net income attributable to noncontrolling interests	10		11		9		10		10

Income before income taxes after controlling interests	$1,376		$1,412		$1,156		$808		$781
Add:
Interest expense	268		279		304		303		206
Amortization of debt expense	11		11		10		10		5
Interest component of rent expense	59		58		56		53		41

Earnings	$1,714		$1,760		$1,526		$1,174		$1,033

Fixed charges:
Interest expense	$268		$279		$304		$303		$206
Amortization of debt expense	11		11		10		10		5
Interest component of rent expense	59		58		56		53		41

Fixed charges	$338		$348		$370		$366		$252

Ratio of earning to fixed charges	5.1	x	5.1	x	4.1	x	3.2	x	4.1	x

RISK FACTORS

You should carefully consider the following factors and other information contained in this prospectus before deciding to tender outstanding notes in the exchange offer. The risk factors set forth below are generally applicable to the outstanding notes as well as the exchange notes. Any of these risks could materially adversely affect our business, financial condition and results of operations, which could in turn materially adversely affect the price of the notes.

Risks Related to the Exchange Offer

If you choose not to exchange your outstanding notes, the present transfer restrictions will remain in force and the market price of your outstanding notes could decline.

If you do not exchange your outstanding notes for exchange notes under the exchange offer, then you will continue to be subject to the transfer restrictions on the outstanding notes as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Prospectus Summary — Summary of Terms of the Exchange Offer” and “The Exchange Offer” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offer will reduce the principal amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market price of the outstanding notes due to reduction in liquidity.

Risks Related to L-3

Our contracts (revenue arrangements) with U.S. Government customers entail certain risks.

A decline in or a redirection of the U.S. defense budget could result in a material decrease in our sales, earnings and cash flows.

Our government contracts are primarily dependent upon the U.S. defense budget. As is the case with most other U.S. defense contractors, we have benefited from the upward trend in DoD budget authorization and spending outlays over recent years, including supplemental appropriations for military operations in Iraq and Afghanistan. The President’s DoD defense budget request, for the government’s fiscal year ending September 30, 2011, excluding overseas contingencies operations, supplemental requests, indicates continued growth over the fiscal year 2010 period, although at a slower pace. We expect future DoD budgets, including supplemental appropriations, to grow at a significantly slower pace than the past several years, and to possibly flatten. DoD budgets could be negatively affected by several factors, including events we cannot foresee, U.S. Government budget deficits, current or future economic conditions, presidential administration priorities, U.S. national security strategies, a change in spending priorities, the cost of sustaining U.S. military and related security operations in Iraq and Afghanistan and other locales around the world where U.S. military support may be pivotal, and other related exigencies and contingencies. While we are unable to predict the impact and outcome of these uncertainties, the effect of changes in these DoD imperatives could cause the DoD budget to remain unchanged or to decline (or even to increase). A significant decline in or redirection of U.S. military expenditures in the future could result in a decrease to our sales, earnings and cash flows. The loss or significant reduction in U.S. government funding of a large program in which we participate could also result in a decrease in our future sales, earnings and cash flows. U.S. Government contracts are also conditioned upon continuing approval by Congress of the amount of necessary spending. Congress usually appropriates funds for a given program on a September 30 fiscal year basis, even though contract periods of performance may extend over many years. Consequently, at the beginning of a major program, the contract is usually partially funded, and additional monies are normally committed to the contract by the procuring agency only as appropriations are made by Congress for future fiscal years. We believe that given the dangerous and volatile global condition in which the U.S. is a primary stabilizing force, our approach to future business planning will include our best assessments and judgments on how to account for change and adapt to new conditions and circumstances.

We rely predominantly on sales to U.S. Government entities, and the loss of a significant number of our contracts would have a material adverse effect on our results of operations and cash flows.

Our sales are predominantly derived from contracts (revenue arrangements) with agencies of, and prime system contractors to, the U.S. Government. The loss of all or a substantial portion of our sales to the U.S. Government would have a material adverse effect on our results of operations and cash flows. Approximately 83%, or $13.1 billion, of our sales for the year ended December 31, 2009 were made directly or indirectly to U.S. Government agencies, including the DoD. Aggregate sales from our five largest contracts (revenue arrangements) amounted to approximately $1.9 billion, or 12% of our sales for the year ended December 31, 2009, and included our Special Operations Forces Support Activity (SOFSA) contract. Sales from the SOFSA contract were approximately $455 million, or 3% of our sales during 2009. On March 3, 2009, SOFSA announced that L-3 was not selected to perform on the follow-on contract. L-3 subsequently protested and, as a consequence, SOFSA has taken corrective action, which will include the issuance of a revised solicitation. Once a new solicitation is issued, proposals will be requested from all bidders. We were notified that a new solicitation will be issued in approximately April 2010, with an expected award date of January 2011. We may not succeed in the recompetition for the next SOFSA contract. We continue to perform on the current contract, which has been extended to January 2011.

A substantial majority of our total sales are for products and services under contracts with various agencies and procurement offices of the DoD or with prime contractors to the DoD. Although these various agencies, procurement offices and prime contractors are subject to common budgetary pressures and other factors, our customers exercise independent purchasing decisions. Because of this concentration of contracts, if a significant number of our DoD contracts and subcontracts are simultaneously delayed or cancelled for budgetary, performance or other reasons, it would have a material adverse effect on our results of operations and cash flows.

In addition to contract cancellations and declines in agency budgets, our backlog and future financial results may be adversely affected by:

•	curtailment of the U.S. Government’s use of technology or other services and product providers, including curtailment due to government budget reductions and related fiscal matters;

•	developments in Iraq or Afghanistan, or other geopolitical developments that affect demand for our products and services;

•	our ability to hire and retain personnel to meet increasing demand for our services; and

•	technological developments that impact purchasing decisions or our competitive position.

Our government contracts contain unfavorable termination provisions and are subject to audit and modification. If a termination right is exercised by the government, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Companies engaged primarily in supplying defense-related equipment and services to U.S. Government agencies are subject to certain business risks peculiar to the defense industry. These risks include the ability of the U.S. Government to unilaterally:

•	suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

•	terminate existing contracts;

•	reduce the value of existing contracts;

•	audit our contract-related costs and fees, including allocated indirect costs; and

•	control and potentially prohibit the export of our products and systems.

All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed settlement expenses and profit on the work completed prior to termination.

Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

U.S. Government agencies, including the Defense Contract Audit Agency and various agency Inspectors General, routinely audit and investigate our costs and performance on contracts, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including certain business acquisition costs, most financing costs, portions of research and development costs, and certain marketing expenses may not be reimbursable under U.S. Government contracts.

The DoD’s recent announcement to in-source contractor support services jobs by fiscal year 2014 could result in a material decrease in our sales, earnings and cash flows.

The U.S. Government has announced an initiative to reduce the role of private sector contractors currently performing support services jobs. As a part of this initiative, the U.S. Government intends by fiscal year 2014 to convert approximately 33,000 DoD support service jobs currently performed by the private sector to government positions. This initiative will primarily affect the businesses within the Government Services reportable segment and could result in the Company losing certain of its existing contracts (revenue arrangements) depending on how the DoD implements this initiative.

We may not be able to win competitively awarded contracts or receive required licenses to export our products, which would have a material adverse effect on our business, financial condition, results of operations and future prospects.

Our government contracts are subject to competitive bidding. We obtain many of our U.S. Government contracts through a competitive bidding process. We may not be able to continue to win competitively awarded contracts. In addition, awarded contracts may not generate sales sufficient to result in our profitability. We are also subject to risks associated with the following:

•	the frequent need to bid on programs in advance of the completion of their design, which may result in unforeseen technological difficulties and/or cost overruns;

•	the substantial time, effort and experience required to prepare bids and proposals for competitively awarded contracts that may not be awarded to us;

•	design complexity and rapid technological obsolescence; and

•	the constant need for design improvement.

In addition to these U.S. Government contract risks, we are not permitted to export some of our products and are also required to obtain licenses from U.S. Government agencies to export many of our products and systems. Failure to receive required licenses would eliminate our ability to sell our products and systems outside the United States.

We are subject to government investigations, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

We are from time to time subject to governmental investigations relating to our operations. We are currently cooperating with the U.S. Government on several investigations, including but not limited to, an investigation by the Department of Justice Criminal Antitrust Division regarding information technology services performed for the U.S. Air Force. For a discussion of this matter, see the Titan Government Investigation in Note 19 to our audited consolidated financial statements on page F-46.

We are subject to the risks of current and future legal proceedings, which could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

At any given time, we are a defendant in various material legal proceedings and litigation matters arising in the ordinary course of business, including litigation, claims and assessments that have been asserted against acquired businesses, which we have assumed. Although we maintain insurance policies, these policies may not be adequate to protect us from all material judgments and expenses related to potential future claims and these levels of insurance may not be available in the future at economical prices or at all. A significant judgment against us, arising out of any of our current or future legal proceedings and litigation, could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects. For a discussion of the material litigation to which we are currently a party, see Note 19 to our audited consolidated financial statements on page F-46.

If we are unable to keep pace with rapidly evolving products and service offerings and technological change, there could be a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

The rapid change of technology is a key feature of most of the markets in which our products, services and systems oriented businesses operate. To succeed in the future, we will need to continue to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. Historically, our technology has been developed through customer-funded and internally funded research and development and through certain business acquisitions. We may not be able to continue to maintain comparable levels of research and development or successfully complete such acquisitions. In the past, we have allocated substantial funds to capital expenditures, programs and other investments. This practice will continue to be required in the future. Even so, we may not be able to successfully identify new opportunities and may not have the necessary financial resources to develop new products and systems in a timely or cost-effective manner. At the same time, products and technologies developed by others may render our products, services and systems obsolete or non-competitive.

Our business acquisition strategy involves risks, and we may not successfully implement our strategy.

We opportunistically seek to acquire businesses that enhance our capabilities and add new technologies, products, services, programs, contracts, and customers to our existing businesses. We may not be able to continue to identify acquisition candidates on commercially reasonable terms or at all. If we make additional business acquisitions, we may not realize the benefits anticipated from these acquisitions, including cost synergies and improving margins. Furthermore, we may not be able to obtain additional financing for business acquisitions, since such additional financing could be restricted or limited by the terms of our debt agreements or due to unfavorable credit market conditions.

The process of integrating the operations of acquired businesses into our existing operations may result in unforeseen difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future business acquisitions could result in the incurrence of additional debt and related interest expense and contingent liabilities, each of which could result in an increase to our already significant level of outstanding debt, as well as more restrictive covenants. On February 18, 2010, we entered into an agreement to acquire all the outstanding common stock of a business for approximately $613 million. We anticipate completing this acquisition in the second quarter of 2010, subject to customary closing conditions and regulatory approvals. We expect to fund the purchase price with cash on hand. Although we have not entered into any other agreements with respect to any other business acquisition transaction at this time, we consider and may enter into business acquisitions on an ongoing basis and may be evaluating acquisitions or engaging in acquisition negotiations at any given time. Furthermore, in certain of our business acquisitions we have assumed all claims against and liabilities of the acquired business, including both asserted and unasserted claims and liabilities.

Goodwill represents a significant asset on our balance sheet. We review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also review goodwill annually in accordance with the accounting standards for goodwill and intangible assets. The annual impairment test is based on determining the fair value of our reporting units. A decline in the estimated fair value of a reporting unit could result in a goodwill impairment, and a related non-cash impairment charge against earnings, if estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in an adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” beginning on page 37.

Our results of operations and cash flows are substantially affected by our mix of fixed-price, cost-plus and time-and-material type contracts.

Our sales are transacted using written revenue arrangements, or contracts, which are generally either fixed-price, cost-plus or time-and-material. For a description of our revenue recognition policies, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies” beginning on page 37.

The table below presents the percentage of our total sales generated from each contract-type.

	Year Ended December 31,
Contract-Type	2009	2008	2007

Fixed-price	57%	54%	51%
Cost-plus	28%	27%	30%
Time-and-material	15%	19%	19%

Total sales	100%	100%	100%

Substantially all of our cost-plus and time-and-material type contracts are with the U.S. Government, primarily the DoD. Substantially all of our sales to commercial customers are transacted under fixed-price sales arrangements, and are included in our fixed-price type contract sales.

On a fixed-price type contract (revenue arrangement), we agree to perform the contractual statement of work for a predetermined sales price. Although a fixed-price type contract generally permits us to retain profits if the total actual contract costs are less than the estimated contract costs, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract.

On a cost-plus type contract (revenue arrangement), we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. On a time-and-material type contract (revenue arrangement), we are paid on the basis of direct labor hours expended at specified fixed-price hourly rates (that include wages, overhead, allowable general and administrative expenses and profit) and materials at cost. Therefore, on cost-plus type and time-and-material type contracts, we do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts.

Additionally, the impact of revisions in profit or loss estimates for all types of contracts subject to percentage of completion accounting are recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become evident. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and their realization is reasonably assured. The revisions in contract estimates, if significant, can materially affect our results of operations and cash flows, as well as reduce the valuations of receivables and inventories; and in some cases, result in liabilities to complete contracts in a loss position.

Intense competition in the industries in which our businesses operate could limit our ability to attract and retain customers.

The defense industry and the other industries in which our businesses operate and the market for defense applications is highly competitive. We expect that the DoD’s increased use of commercial off-the-shelf products and components in military equipment will continue to encourage new competitors to enter the market. We also expect that competition for original equipment manufacturing business will increase due to the continued emergence of merchant suppliers. Additionally, some of our competitors are larger than we are and have more financial and other resources than we have. For more information concerning the factors that affect our ability to compete, see “Business — Competition” beginning on page 75.

Our significant level of debt and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or ability to incur additional debt.

At December 31, 2009, we had approximately $4,150 million in aggregate principal amount of outstanding debt. In addition, at December 31, 2009, we had borrowing capacity of $968 million available to us under our new three-year $1 billion revolving credit facility that expires on October 23, 2012 (Revolving Credit Facility), after reductions of $32 million for outstanding letters of credit. In the future, we may increase our borrowings, subject to limitations imposed on us by our debt agreements. Holders of our $700 million Convertible Contingent Debt Securities (CODES) may require us to repurchase them in whole or in part at a cash repurchase price equal to 100% of the principal amount (plus accrued and unpaid interest, including contingent interest and additional interest, if any) through the exercise of a “put” option on February 1, 2011. Furthermore, the first scheduled maturity of our existing debt is our $400 million 6 1/8% senior subordinated notes maturing on July 15, 2013. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Financing Activities — Debt” on page 55.

Our ability to make scheduled payments of principal and interest on our indebtedness and to refinance our existing debt depends on our future financial performance as well as our ability to access the capital markets, and the relative attractiveness of available financing terms. We do not have complete control over our future financial performance because it is subject to economic, political, financial (including credit market conditions), competitive, regulatory and other factors affecting the aerospace and defense industry, as well as commercial industries in which we operate. It is possible that in the future our business may not generate sufficient cash flow from operations to allow us to service our debt and make necessary capital expenditures. If this situation occurs, we may have to reduce costs and expenses, sell assets, restructure debt or obtain additional equity capital. We may not be able to do so in a timely manner or upon acceptable terms in accordance with the restrictions contained in our debt agreements. Our level of indebtedness has important consequences to us. These consequences may include:

•	requiring a substantial portion of our net cash flow from operations to be used to pay interest and principal on our debt and therefore be unavailable for other purposes, including acquisitions, capital expenditures, paying dividends to our shareholders, repurchasing shares of our common stock, research and development and other investments;

•	limiting our ability to obtain additional financing for acquisitions, working capital, investments or other expenditures, which, in each case, may limit our ability to carry out our acquisition strategy;

•	increasing interest expenses due to higher interest rates on our Revolving Credit Facility as it has a variable interest rate;

•	heightening our vulnerability to downturns in our business or in the general economy and restricting us from making acquisitions, introducing new technologies and products or exploiting business opportunities; and

•	impacting debt covenants that limit our ability to borrow additional funds, dispose of assets, pay cash dividends to our shareholders or repurchase shares of our common stock. Failure to comply with such covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our outstanding indebtedness.

Additionally, on December 31, 2009, we had $9,114 million of contractual obligations (including outstanding indebtedness). For a detailed listing of the components of our contractual obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations” on page 57.

Our debt agreements restrict our ability to finance our future operations and, if we are unable to meet our financial ratios, could cause our existing debt to be accelerated.

Our debt agreements contain a number of significant covenants that, among other things, restrict our ability to:

•	sell assets;

•	incur more indebtedness;

•	repay certain indebtedness;

•	make certain investments or business acquisitions;

•	make certain capital expenditures;

•	engage in business mergers or consolidations; and

•	engage in certain transactions with subsidiaries and affiliates.

These restrictions could impair our ability to finance our future operations or capital needs or engage in other business activities that may be in our interest. In addition, some of our debt agreements also require us to maintain compliance with certain financial ratios, including (1) total consolidated earnings before interest, taxes, depreciation and amortization to total consolidated cash interest expense, (2) total consolidated funded indebtedness less designated cash balances to total consolidated earnings before interest, taxes, depreciation and amortization, and (3) consolidated senior indebtedness less designated cash balances to consolidated earnings before interest, taxes, depreciation and amortization. Our ability to comply with these ratios and covenants may be affected by events beyond our control. A breach of any of these agreements or our inability to comply with the required financial ratios or covenants could result in a default under those debt agreements. In the event of any such default, the lenders under those debt agreements could elect to:

•	declare all outstanding debt, accrued interest and fees to be due and immediately payable;

•	require us to apply all of our available cash to repay our outstanding senior debt; and

•	prevent us from making debt service payments on our other debt.

For further discussion of our financial ratios, debt agreements and other payment restrictions, see Note 10 to our audited consolidated financial statements on page F-28.

If we are unable to attract and retain key management and personnel, we may become unable to operate our business effectively.

Our future success depends to a significant degree upon the continued contributions of our management, and our ability to attract and retain highly qualified management and technical personnel, including employees who have U.S. Government security clearances, particularly clearances of top-secret and above. We do not maintain any key person life insurance policies for members of our management. We face competition for management and technical personnel from other companies and organizations. Failure to attract and retain such personnel would damage our future prospects.

Environmental laws and regulations may subject us to significant liability.

Our operations are subject to various U.S. federal, state and local as well as certain foreign environmental laws and regulations within the countries in which we operate relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements may require us to incur a significant amount of additional costs in the future and could decrease the amount of cash flow available to us for other purposes, including capital expenditures, research and development and other investments and could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Termination of our backlog of orders could negatively impact our results of operations and cash flows.

We currently have a backlog of funded orders, primarily under contracts with the U.S. Government. Our total funded backlog was $10,862 million at December 31, 2009. As described above, the U.S. Government may unilaterally modify or terminate its contracts with us. Accordingly, most of our backlog could be modified or terminated by the U.S. Government, which would negatively impact our results of operations and cash flows.

Our sales to certain foreign customers expose us to risks associated with operating internationally.

For the year ended December 31, 2009, sales to foreign customers, excluding our foreign sales made under foreign military sales (FMS) agreements directly between the U.S. Government and allied foreign governments, represented approximately 11% of our consolidated sales. Consequently, our businesses are subject to a variety of risks that are specific to international operations, including the following:

•	export regulations that could erode profit margins or restrict exports;

•	compliance with the U.S. Foreign Corrupt Practices Act (FCPA);

•	the burden and cost of compliance with foreign laws, treaties and technical standards and changes in those regulations;

•	contract award and funding delays;

•	potential restrictions on transfers of funds;

•	foreign currency fluctuations;

•	import and export duties and value added taxes;

•	transportation delays and interruptions;

•	uncertainties arising from foreign local business practices and cultural considerations; and

•	potential military conflicts and political risks.

While we have and will continue to adopt measures to reduce the potential impact of losses resulting from the risks of our foreign business, we cannot ensure that such measures will be adequate.

Continued global economic weakness, diminished credit availability, and increasing U.S. Government budget deficits may materially and adversely affect our results.

Domestic and foreign economies have continued to show weakness, including limited credit availability for small businesses and other types of borrowers. Economic conditions have negatively impacted, and may continue to negatively impact, our sales to the commercial markets in which we operate, including our commercial aviation products and commercial shipbuilding products businesses. Sales to commercial customers were approximately $1.5 billion, or 10%, of our total sales in 2009 compared to approximately $1.7 billion, or 11% of our total sales in 2008.

Additionally, while we are unable to predict the impact and outcome of current or longer term economic conditions and the U.S. Government’s intervention across several industries to assist in an economic recovery, these conditions could also negatively affect future U.S. defense budgets and spending, and consequently, our financial condition, results of operations, cash flows and future prospects. Sales to the DoD represented 76% of our total sales in 2009 compared to 74% in 2008.

These economic conditions could also adversely affect our pension plan funded status and annual pension expense. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Balance Sheet — Pension Plans” on page 53 and Note 20 to our audited consolidated financial statements.

Risks Related to the Notes

We cannot assure you that an active trading market will develop for the exchange notes, which may reduce their market price.

We are offering the exchange notes to the holders of the outstanding notes. The outstanding notes were offered and sold in October 2009 to a small number of institutional investors.

We do not intend to apply for a listing of the exchange notes on a securities exchange or on any automated dealer quotation system. There is currently no established market for the exchange notes and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The initial purchasers have advised us that they currently intend to make a market with respect to the exchange notes. However, the initial purchasers are not obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendency of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof.

The liquidity of, and trading market for, the exchange notes also may be adversely affected by general declines in the market for similar securities. Such a decline may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

Our significant level of debt and our ability to make payments on or service our indebtedness may adversely affect our financial and operating activities or our ability to incur additional debt.

At December 31, 2009, we had $4.15 billion in aggregate principal amount of indebtedness outstanding, of which $1.0 billion was senior debt represented by the notes and $3.15 billion representing our senior subordinated debt and our obligations in respect of the CODES. In addition, at December 31, 2009, we had additional borrowing capacity of $968 million available to us under our revolving credit facility, after reductions of $32 million for outstanding letters of credit. In the future, we may increase our borrowings, subject to limitations imposed on us by our debt agreements.

Our ability to make scheduled payments of principal and interest on our indebtedness and to refinance our existing debt depends on our future financial performance as well as our ability to access the capital markets, and the relative attractiveness of available financing terms. We do not have complete control over our future financial performance because it is subject to economic, political, financial (including credit market conditions), competitive, regulatory and other factors affecting the aerospace and defense industry, as well as commercial industries in which we operate. It is possible that in the future our business may not generate sufficient cash flow from operations to allow us to service our debt and make necessary capital expenditures. If this situation occurs, we may have to reduce costs and expenses, sell assets, restructure debt or obtain additional equity capital. We may not be able to do so in a timely manner or upon acceptable terms in accordance with the restrictions contained in our debt agreements.

Our level of indebtedness has important consequences to us. These consequences may include:

•	requiring a substantial portion of our net cash flow from operations to be used to pay interest and principal on our debt and therefore be unavailable for other purposes, including acquisitions, capital expenditures, paying dividends to L-3 Holdings, research and development and other investments;

•	limiting our ability to obtain additional financing for acquisitions, working capital, investments or other expenditures, which, in each case, may limit our ability to carry out our acquisition strategy;

•	increasing interest expenses due to higher interest rates on our borrowings that have variable interest rates;

•	heightening our vulnerability to downturns in our business or in the general economy and restricting us from making acquisitions, introducing new technologies and products or exploiting business opportunities; and

•	impacting debt covenants that limit our ability to borrow additional funds, dispose of assets or pay cash dividends to L-3 Holdings. Failure to comply with such covenants could result in an event of default which, if not cured or waived, could result in the acceleration of our outstanding indebtedness.

Additionally, on December 31, 2009, we had $9,114 million of contractual obligations (including outstanding indebtedness). For a detailed listing of the components of our contractual obligations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations” on page 57.

We may incur additional indebtedness. This could further exacerbate the risks described above.

Subject to the restrictions in the indentures governing our outstanding notes and in our revolving credit agreement, we may incur additional indebtedness which could increase the risks associated with our already substantial indebtedness. Subject to certain limitations, we have the ability to borrow additional funds under our revolving credit agreement. If we incur any additional indebtedness or obligations that rank equal with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of L-3. This may have the effect of reducing the amount of proceeds paid to you.

The notes will be effectively subordinated to our and the subsidiary guarantors’ future secured indebtedness, if any, to the extent of the value of the property securing such indebtedness, which may inhibit our ability to repay you.

The notes and the subsidiary guarantees will be effectively subordinated in right of payment to all of our and the subsidiary guarantors’ future secured indebtedness, if any. As a result, upon a default in payment on, or the acceleration of, any of our secured indebtedness, or in the event of our, or the subsidiary guarantors’ bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding, the proceeds from the sale of the collateral that secures such indebtedness will be available to pay obligations on the notes only after our secured indebtedness, if any, has been paid in full.

The terms of our indebtedness could restrict our flexibility and limit our ability to satisfy obligations under the notes.

We are subject to operational and financial covenants and other restrictions contained in our revolving credit agreement evidencing our senior indebtedness and the indentures evidencing our senior subordinated notes. These covenants could limit our operational flexibility and restrict our ability to borrow additional funds, if necessary, to finance operations and to make principal and interest payments on the notes. Additionally, failure to comply with these operational and financial covenants could result in an event of default under the terms of this indebtedness which, if not cured or waived, could result in this indebtedness becoming due and payable. The effect of these covenants, or our failure to comply with them, could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to repurchase the notes upon a Change of Control Triggering Event.

If a Change of Control Triggering Event occurs, unless we have exercised our right to redeem the senior notes, we will be required to make an offer to purchase the notes in cash at the redemption price described in this prospectus. However, we may not be able to repurchase the notes upon a Change of Control Triggering Event because we may not have sufficient funds to do so. In addition, agreements governing indebtedness incurred in the future may restrict us from purchasing the notes in the event of a Change of Control Triggering Event. Any failure to purchase properly tendered notes would constitute an event of default under the indenture governing the notes, which would, in turn, constitute a default under our existing revolving credit agreement and may constitute a default under agreements governing indebtedness incurred in the future. See “Description of the Notes — Repurchase at the Option of Holders Upon Change of Control Triggering Event.”

Our obligation to repurchase the notes upon a Change of Control Triggering Event may not protect holders of the notes in the case of certain corporate transactions involving us.

The provisions of the notes relating to a Change of Control Triggering Event may not protect you from certain important corporate transactions, such as a leveraged recapitalization (which would increase the level of our indebtedness), reorganization, restructuring, merger or other similar transactions not involving a change in voting power or the beneficial ownership of L-3 Communications. Even transactions involving a significant change in voting power or beneficial ownership of L-3 Communications may not involve a change that constitutes a Change of Control and, therefore, will not constitute a Change of Control Triggering Event that would trigger our obligation to offer to repurchase the notes. In addition, our obligation to offer to purchase the notes is conditioned upon two out of three ratings agencies ceasing to rate the notes investment grade during the 60-day period commencing on the earlier of (1) the occurrence of a Change of Control or (2) public notice of the pending occurrence of a Change of Control or our intention to effect a Change of Control, and such rating agencies must publicly announce (or inform the trustee in writing), that the ratings downgrade occurred at least in part due to the applicable Change of Control. If events, including certain Change of Control transactions, occur that do not constitute a Change of Control Triggering Event, we will not be required to make an offer to purchase the notes, and you may have to continue to hold your notes despite the occurrence of such events. See “Description of the Notes — Repurchase at the Option of Holders Upon Change of Control Triggering Event.”

The limited covenants in the notes and the indenture may not provide protection against some events or developments that may affect our ability to repay the notes or the trading prices for the notes.

The indenture governing the notes does not:

•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flow or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our ability to incur indebtedness that is equal in right of payment to the notes;

•	limit our ability to incur substantial secured indebtedness that would effectively rank senior to the notes to the extent of the value of the assets securing the indebtedness;

•	limit our subsidiaries’ ability to incur indebtedness, which could effectively rank senior to the notes;

•	restrict our subsidiaries’ ability to issue securities or otherwise incur indebtedness that would be senior to our equity interests in our subsidiaries;

•	restrict our ability to repurchase or prepay our securities; or

•	restrict our ability to make investments or pay dividends or make other payments to L-3 Holdings or other securities ranking junior to the notes.

For these reasons, you should not consider the covenants in the indenture as a significant factor in evaluating whether to invest in the notes. In addition, we are subject to periodic review by independent credit rating agencies. An increase in the level of our outstanding indebtedness, or other events that could have an adverse impact on our business, properties, financial condition, results of operations or prospects, may cause the rating agencies to downgrade our debt credit rating generally, and the ratings on the notes, which could adversely impact the trading prices for, or the liquidity of, the notes. Any such downgrade could also adversely affect our cost of borrowing, limit our access to the capital markets or result in more restrictive covenants in future debt agreements.

The guarantees may be unenforceable due to fraudulent conveyance statutes, and accordingly, you could have no claim against the guarantors.

Although laws differ among various jurisdictions, a court could, under fraudulent conveyance laws, further subordinate or avoid the guarantees if it found that the guarantees were incurred with actual intent to hinder, delay or defraud creditors, or the guarantor did not receive fair consideration or reasonably equivalent value for the guarantees and that the guarantor was any of the following:

•	insolvent or rendered insolvent because of the guarantees;

•	engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay at maturity.

If a court voided a guaranty by one or more of our subsidiaries as the result of a fraudulent conveyance, or held it unenforceable for any other reason, holders of the notes would cease to have a claim against the subsidiary based on the guaranty and would solely be creditors of L-3 Communications and any guarantor whose guarantee was not similarly held unenforceable.

Not all of our subsidiaries are guarantors, and your claims will be structurally subordinated to all of the creditors of the non-guarantor subsidiaries.

Each of our material domestic subsidiaries that guarantee any of our other indebtedness will guarantee the notes. In the event of a bankruptcy, liquidation or reorganization of any of the non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets of the non-guarantor subsidiaries are made available for distribution to us. As of December 31, 2009, the notes offered hereby would have been effectively subordinated to $860 million of indebtedness and other liabilities (including trade payables) of these non-guarantor subsidiaries. For the year ended December 31, 2009, the non-guarantor subsidiaries generated 12% of our sales. The non-guarantor subsidiaries held approximately 16% of our consolidated assets at December 31, 2009.

We cannot assure you that an active trading market will develop for the exchange notes, which may reduce their market price.

The exchange notes are a new issue of securities for which there is currently no trading market and an active trading market for the exchange notes may not develop or be sustained. The initial purchasers in the private offering of the outstanding notes have advised us that they presently intend to make a market in the exchange notes. These initial purchasers are not obligated, however, to make a market in the exchange notes and any such market making may be discontinued at any time at the sole discretion of such initial purchasers.

In addition, the liquidity of the trading market in the exchange notes and the market price quoted for the exchange notes may be adversely affected by changes in the overall market for debt securities, changes in our prospects or financial performance or in the prospects for companies in our industry generally. If an active market for the exchange notes fails to develop or be sustained, the trading price could fall. If an active trading market were to develop, they could trade at prices that may be lower than the initial offering price. Whether or not they could trade at lower prices depends on many factors, including:

•	prevailing interest rates;

•	the markets for similar securities;

•	general economic conditions; and

•	our financial condition, historical financial performance and future prospects.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

Some of the information included or incorporated by reference in this prospectus concerning our operations, cash flows, financial position, economic performance and financial condition, including in particular, the likelihood of our success in developing and expanding our business and the realization of sales from backlog, include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these statements are based upon reasonable assumptions, including projections of total sales growth, sales growth from business acquisitions, organic sales growth, consolidated operating margins, total segment operating margins, interest expense, earnings, cash flow, research and development costs, working capital, capital expenditures and other projections, they are subject to several risks and uncertainties, and therefore, it is possible that these statements may not be achieved. Such statements will also be influenced by factors which include, among other things:

•	our dependence on the defense industry and the business risks peculiar to that industry, including changing priorities or reductions in the U.S. Government defense budget;

•	our reliance on contracts with a limited number of agencies of, or contractors to, the U.S. Government and the possibility of termination of government contracts by unilateral government action or for failure to perform;

•	the extensive legal and regulatory requirements surrounding our contracts with the U.S. or foreign governments and the results of any investigation of our contracts undertaken by the U.S. or foreign governments;

•	our ability to retain our existing business and related contracts (revenue arrangements);

•	our ability to successfully compete for and win new business and related contracts (revenue arrangements) and to win re-competitions of our existing contracts;

•	our ability to identify and acquire additional businesses in the future with terms, including the purchase price, that are attractive to L-3 and to integrate acquired business operations;

•	our ability to maintain and improve our consolidated operating margin and total segment operating margin in future periods;

•	our ability to obtain future government contracts (revenue arrangements) on a timely basis;

•	the availability of government funding or cost-cutting initiatives and changes in customer requirements for our products and services;

•	our significant amount of debt and the restrictions contained in our debt agreements;

•	our ability to continue to retain and train our existing employees and to recruit and hire new qualified and skilled employees, as well as our ability to retain and hire employees with U.S. Government security clearances that are a prerequisite to compete for and to perform work on classified contracts for the U.S. Government;

•	actual future interest rates, volatility and other assumptions used in the determination of pension, benefits and equity-based compensation, as well as the market performance of benefit plan assets;

•	our collective bargaining agreements, our ability to successfully negotiate contracts with labor unions and our ability to favorably resolve labor disputes should they arise;

•	the business, economic and political conditions in the markets in which we operate, including those for the commercial aviation, shipbuilding and communications markets;

•	global economic uncertainty;

•	the DoD’s contractor support services in-sourcing initiative;

•	events beyond our control such as acts of terrorism;

•	our ability to perform contracts (revenue arrangements) on schedule;

•	our international operations, including sales to foreign customers;

•	our extensive use of fixed-price type contracts as compared to cost-plus type and time-and-material type contracts;

•	the rapid change of technology and high level of competition in the defense industry and the commercial industries in which our businesses participate;

•	our introduction of new products into commercial markets or our investments in civil and commercial products or companies;

•	the outcome of current or future litigation matters, including those that are expected to be resolved by jury trials, which are inherently risky and for which outcomes are difficult to predict;

•	results of audits by U.S. Government agencies, including the Defense Contract Audit Agency, of our sell prices, costs and performance on contracts (revenue arrangements), and our accounting and general business practices;

•	anticipated cost savings from business acquisitions not fully realized or realized within the expected time frame;

•	outcome of matters relating to the Foreign Corrupt Practices Act (FCPA);

•	ultimate resolution of contingent matters, claims and investigations relating to acquired businesses, and the impact on the final purchase price allocations;

•	significant increase in competitive pressure among companies in our industry; and

•	the fair values of our assets, including identifiable intangible assets and the estimated fair value of the goodwill balances for our reporting units, which can be impaired or reduced by other factors, some of which are discussed above.

In addition, for a discussion of other risks and uncertainties that could impair our results of operations or financial condition, see “Risk Factors” and Note 19 to our audited consolidated financial statements on page F-46.

Readers of this prospectus are cautioned that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this filing to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

We received net proceeds of approximately $988 million from the offering of the outstanding notes, after deducting the discounts, commissions and estimated expenses payable by us. The net proceeds from the offering of the outstanding notes were used to redeem all $750 million of our outstanding 7 5/8% Senior Subordinated Notes due 2012 and, together with cash on hand, to repay our outstanding $650 million term loan.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at December 31, 2009.

You should read this table in conjunction with our financial statements and the related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

The financial data at December 31, 2009 in the following table are derived from our audited financial statements for the year ended December 31, 2009.

At December 31,
2009
(in millions)

Cash and cash equivalents	$1,016

Borrowings under Revolving Credit Facility(1)	$—
5 1/5% Senior Notes due 2019	1,000
6 1/8% Senior Subordinated Notes due 2013	400
6 1/8% Senior Subordinated Notes due 2014	400
5 7/8% Senior Subordinated Notes due 2015	650
6 3/8% Senior Subordinated Notes due 2015	1,000
3% Convertible Contingent Debt Securities due 2035	700

Principal amount of long-term debt	4,150
Unamortized discounts	(38)

Carrying amount of long-term debt	4,112

Equity:
Total L-3 shareholders’ equity	6,567
Noncontrolling interests	93

Total equity	6,660

Total capitalization	10,772

(1)	At December 31, 2009, we had the ability to borrow (subject to compliance with covenants) up to an additional $968 million after reducing for outstanding letters of credit of $32 million.

SELECTED FINANCIAL DATA

We derived the selected financial data presented below at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the selected financial data presented below at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 from our audited consolidated financial statements not included in this prospectus. The selected financial data should be read in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements. Our results of operations, cash flows and financial position are affected significantly, in some periods, by our business acquisitions, the more significant of which are described elsewhere herein.

	Year Ended December 31,
	2009	2008(1)	2007	2006(2)	2005
	(in millions, except per share data)

Statement of Operations Data:
Net sales	$15,615	$14,901	$13,961	$12,477	$9,445
Cost of sales	13,959	13,342	12,513	11,198	8,448
Litigation gain (charge)(3)	—	126	—	(129)	—
Stock-based charge(4)	—	—	—	(39)	—

Operating income	1,656	1,685	1,448	1,111	997
Interest and other income, net	19	28	31	20	5
Interest expense(3)	279	290	314	313	211
Debt retirement charge	10	—	—	—	—

Income from continuing operations before income taxes	1,386	1,423	1,165	818	791
Provision for income taxes	475	494	411	292	277

Income from continuing operations	911	929	754	526	514
Less: Noncontrolling interests	10	11	9	10	10

Income from continuing operations attributable to L-3	$901	$918	$745	$516	$504

Net income attributable to L-3(5)	$901	$938	$745	$516	$504

Earnings per share allocable to L-3 Holdings’ common shareholders:
Basic:
Income from continuing operations	$7.65	$7.50	$5.92	$4.17	$4.23

Net income	$7.65	$7.67	$5.92	$4.17	$4.23

Diluted:
Income from continuing operations	$7.61	$7.43	$5.86	$4.13	$4.15

Net income	$7.61	$7.59	$5.86	$4.13	$4.15

L-3 Holdings’ weighted average common shares outstanding:
Basic	116.8	121.2	124.9	123.1	118.8

Diluted	117.4	122.4	126.2	124.6	121.1

Cash dividends declared per share on L-3 Holdings’ common stock	$1.40	$1.20	$1.00	$0.75	$0.50

(1)	The year ended December 31, 2008 includes: (1) a gain of $12 million ($7 million after income taxes, or $0.06 per diluted share) related to the sale of a product line, and (2) a non-cash impairment charge of $28 million ($17 million after income taxes, or $0.14 per diluted share) related to a write-down of capitalized software development costs associated with a general aviation product.

(2)	Effective January 1, 2006, we adopted, on a prospective basis, the provisions of the newly issued share-based payment accounting standard. The standard, which is contained in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 718,

Compensation-Stock Compensation, reduced 2006 operating income by $42 million, net income attributable to L-3 by $29 million and diluted earnings per share by $0.23.

(3)	The year ended December 31, 2008 includes a pre-tax gain of $133 million ($81 million after income taxes, or $0.66 per diluted share) recorded in the second quarter of 2008 related to the reversal of a $126 million current liability for pending and threatened litigation and $7 million of related accrued interest as a result of a June 27, 2008 decision by the U.S. Court of Appeals which vacated an adverse 2006 jury verdict. For the year ended December 31, 2006, the Company recorded $129 million ($78 million after income taxes, or $0.63 per diluted share) related to this adverse jury verdict, which was rendered on May 24, 2006.

(4)	The Stock-Based Charge of $39 million ($25 million after income taxes, or $0.20 per diluted share) was recorded in the second quarter of 2006 in connection with L-3’s voluntary review of its past stock option granting practices and the related accounting.

(5)	Net income attributable to L-3 includes an after-tax gain of $20 million, or $0.16 per diluted share, related to the sale of our 85% ownership interest in Medical Education Technologies, Inc. on October 8, 2008. The gain is excluded from income from continuing operations for the year ended December 31, 2008.

	Year Ended December 31,
	2009	2008	2007	2006	2005
			(in millions)

Balance Sheet Data (at year end):
Working capital	$2,669	$2,254	$2,181	$1,553	$1,789
Total assets	14,813	14,484	14,389	13,285	11,906
Long-term debt	4,112	4,493	4,472	4,452	4,527
Equity	6,660	5,941	6,114	5,439	4,636
Cash Flow Data:
Net cash from operating activities	$1,407	$1,387	$1,270	$1,074	$847
Net cash used in investing activities	(272)	(432)	(388)	(1,091)	(3,547)
Net cash (used in) from financing activities	(1,005)	(840)	(464)	(29)	2,441

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Financial Section Roadmap

Management’s discussion and analysis (MD&A) can be found on pages 30 to 60 and the financial statements and related notes can be found on pages F-1 to F-67. The following table is designed to assist in your review of MD&A.

Topic	Location

Overview and Outlook:
L-3’s Business	Pages 30-32
Business Strategy	Pages 32-33
Industry Considerations	Page 33
Key Performance Measures	Pages 34-35
Other Events	Page 35
Liquidity	Pages 35-36
Business Acquisitions and Business and Product Line Dispositions	Pages 36-37
Critical Accounting Policies:
Contract Revenue Recognition and Contract Estimates	Pages 37-39
Goodwill and Identifiable Intangible Assets	Pages 39-43
Pension Plan and Postretirement Benefit Plan Obligations	Pages 43-44
Valuation of Deferred Income Tax Assets and Liabilities	Page 44
Liabilities for Pending and Threatened Litigation	Page 44
Valuation of Long-Lived Assets	Page 44
Results of Operations	Pages 45-52
Liquidity and Capital Resources:
Anticipated Sources and Uses of Cash Flow	Page 52
Balance Sheet	Page 53
Pension Plans	Pages 53-54
Statement of Cash Flows	Pages 54-57
Contractual Obligations	Pages 57-58
Off Balance Sheet Arrangements	Page 58
Legal Proceedings and Contingencies	Pages 58-59
Derivative Financial Instruments and other Market Risk	Page 59
Backlog and Orders	Pages 59-60
Accounting Standards Issued and Not Yet Implemented	Page 60
Inflation	Page 60

Overview and Outlook

L-3’s Business

L-3 is a prime system contractor in aircraft modernization and maintenance, Command, Control, Communications, Intelligence, Surveillance and Reconnaissance (C3ISR) systems, and government services. L-3 is also a leading provider of high technology products, subsystems and systems. Our customers include the U.S. Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security (DHS), U.S. Department of State (DoS), U.S. Department of Justice (DoJ), allied foreign governments, domestic and foreign commercial customers, and select other U.S. federal, state and local government agencies.

We have the following four reportable segments: (1) C3ISR, (2) Government Services, (3) Aircraft Modernization and Maintenance (AM&M), and (4) Electronic Systems. During the 2009 fourth quarter, we renamed our Specialized Products reportable segment Electronic Systems to better describe the nature of the segment’s businesses. Financial information with respect to each of our reportable segments is included in Note 22 to our audited consolidated financial statements. C3ISR provides products and services for the global ISR market, C3ISR systems, networked communications systems and secure communications products. We believe that these products and services are critical elements for a substantial number of major command, control and communication, intelligence gathering and space systems. These products and services are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring, and dissemination functions of these communication systems. Government Services provides a full range of engineering, technical, analytical, information technology (IT), advisory, training, logistics and support services to the DoD, DoS, DoJ, and U.S. Government intelligence agencies and allied foreign governments. AM&M provides modernization, upgrades and sustainment, maintenance and logistics support services for military and various government aircraft and other platforms. We sell these services primarily to the DoD, the Canadian Department of Defense (DND) and other allied foreign governments. Electronic Systems provides a broad range of products and services, including components, products, subsystems, systems, and related services to military and commercial customers in several niche markets across several business areas, including power & control systems, electro-optic/infrared (EO/IR), microwave, simulation & training, precision engagement, aviation products, security & detection, propulsion systems, displays, telemetry & advanced technology, undersea warfare, and marine services.

During the quarter ended March 27, 2009, we revised our reportable segment presentations to conform to certain re-alignments in our management and organization structure. Consequently, we made certain reclassifications between our C3ISR, Government Services and AM&M reportable segments. See Note 22 to our audited consolidated financial statements for the prior period amounts reclassified between reportable segments. Also, during the 2009 fourth quarter, we renamed our Specialized Products reportable segment Electronic Systems to better describe the nature of the segment’s businesses.

For the year ended December 31, 2009, we generated sales of $15,615 million. Our primary customer was the DoD. The table below presents a summary of our 2009 sales by end customer and the percent contributed by each to our total 2009 sales.

		% of
	2009 Sales	Total Sales
	(in millions)

Army	$4,107	26%
Air Force	3,721	24
Navy/Marines	2,544	16
Other Defense	1,560	10

Total DoD	$11,932	76%
Other U.S. Government	1,127	7

Total U.S. Government	$13,059	83%
Foreign governments	1,082	7
Commercial — foreign	867	6
Commercial — domestic	607	4

Total sales	$15,615	100%

Most of our contracts (revenue arrangements) with the U.S. Government are subject to U.S. Defense Contract Audit Agency audits and various cost and pricing regulations, and include standard provisions for termination for the convenience of the U.S. Government. Multiyear U.S. Government contracts and related orders are subject to cancellation if funds for contract performance for any subsequent year become unavailable. Foreign government contracts generally include comparable provisions relating to termination for the convenience of the relevant foreign government.

Business Strategy

Our business strategy is customer-focused and aims to increase shareholder value by providing products and services to our customers that create value for them with responsive, high-quality and affordable solutions. Financially, our emphasis is on sustainably growing earnings per share and cash flow. Our strategy involves a flexible and balanced combination of organic growth, cost reductions, select business acquisitions and divestitures, and dividends and share repurchases, enabling us to grow the Company and also return cash to our shareholders. We intend to maintain and expand our position as a leading prime system contractor and supplier of products, subsystems, systems, and services to the DoD, other U.S. Government agencies, allied foreign governments and commercial customers, both domestic and international. Our strategy includes the objectives discussed below.

We believe a key part of L-3’s strategy is to create an entrepreneurial, accountable, and results-driven culture that is focused on meeting our customer’s needs and on achieving L-3’s strategic goals and growth objectives. L-3’s culture is made up of diverse people providing creative solutions and ideas in an environment that fosters teamwork and collaboration across our business units. Operating with integrity and with a commitment to the highest standards of ethical conduct is an important part of our strategy to build and maintain the trust of our customers, shareholders, employees, suppliers and communities where we live and work.

We believe that outstanding program and contract performance on our existing programs and contracts in terms of on-budget, on-schedule and in accordance with our contractual obligations is the foundation for successfully meeting our objectives of expanding L-3’s prime contractor and supplier positions and growing sales organically. We believe that a prerequisite for growing and winning new business is to retain our existing business with successful contract performance, including schedule, cost, technical and other performance criteria. Therefore, we will continue to focus on delivering superior contract performance to our customers to maintain our reputation as an agile and responsive contractor and to differentiate L-3 from its competitors.

We intend to expand our prime system contractor roles in select business areas where we have domain expertise, including C3ISR, aircraft modernization and maintenance and government technical services. We also intend to enter into “teaming” arrangements with other prime system contractors and platform original equipment manufacturers to compete for select new business opportunities. As an independent supplier of a broad range of products, subsystems and systems in several key business areas, our growth will partially be driven by expanding our share of existing programs and participating on new programs. We also expect to identify opportunities to use our customer relationships and leverage the capabilities of our various businesses, including proprietary technologies, to expand the scope of our products and services to existing and new customers. Furthermore, we intend to continue to supplement our growth by participating on and competing for new programs internationally, particularly in Canada, the United Kingdom and Australia.

We intend to continue to align our products, services, internal investments in research and development and business development activities to proactively address customer priorities and requirements. We also intend to grow our sales through the introduction of new products and services and continued increased collaboration among our businesses to offer the best quality and competitive solutions and services to our customers.

We intend to use our existing prime contractor and supplier positions and internal investments to grow our sales organically. We expect to continue to benefit from our positions as a supplier to multiple bidders on select prime contract bids. We plan to maintain our diversified and broad business mix with its limited reliance on any single contract, follow-on or new business opportunities. We also expect to continue to supplement our organic sales growth by selectively acquiring businesses that add new products, services, technologies, programs and contracts or provide access to select customers, and provide attractive returns on investment.

We intend to continue to aggressively improve and reduce our direct contract costs and overhead costs, including general and administrative costs. Effective management of labor, material, subcontractor and other direct costs is a primary element of favorable contract performance. We also intend to grow sales at a faster rate than overhead costs. We believe continuous cost improvement will enable us to increase our cost competitiveness, expand operating margin and selectively invest in new product development, bids and proposals and other business development activities to organically grow sales.

We intend to continue to collaborate among our diversified businesses to develop new business opportunities. The combination of our leading technologies, speed, and agility to meet customer requirements and priorities will allow us to accelerate our shift from a “black box” provider to a system solutions provider.

Industry Considerations

In recent years, a variety of changing conditions have significantly affected the markets for defense systems, products and services. There has been a fundamental shift in focus from a traditional “threat-based” model to one that emphasizes a broad range of capabilities needed to respond to all contingencies and to defeat all adversaries (all hazards, all threats). This expanded scope has transformed the U.S. defense posture to a “capabilities-based” orientation that can be tailored and structured to meet the demands of contemporary and future national and homeland security requirements. This new approach involves creating a more flexible response with appropriate capability, agility and force while highlighting changing technologies and operational approaches applied to the challenges we face at every level of warfare and in conditions short of war. The entire set of capabilities resident in the DoD inventory will be examined for change, with special attention given to improved strategic defense systems, interoperable and brilliant networked information and communications systems, precise weapons and survivable delivery platforms, improved and enhanced intelligence, reconnaissance, surveillance and target acquisition (IRSTA) systems, and security systems in general. This transformation also includes the application of military capabilities for homeland defense and selected emergency response efforts.

The 2010 U.S. Quadrennial Defense Review (QDR) incorporates “lessons learned” from U.S. military operations in Iraq and Afghanistan. The QDR promotes increased availability of rotary-wing assets, expanded manned and unmanned aircraft systems for ISR, enhanced special operations and irregular warfare capabilities, greater language and cultural capabilities, more effective communications and information sharing, and enhanced security cooperation with partner nations. The QDR also focuses on strategic capabilities to maintain a strong deterrent posture against future challenges to our security and support of U.S. civil authorities.

In recent years DoD budgets have reflected increased focus on C5ISR (command, control, communications, computers, collaboration and intelligence, surveillance and reconnaissance), precision-guided weapons, UAVs and other electro-mechanical robotic capabilities, networked information technologies, special operations forces, and missile defense. In addition, the DoD has focused on a transformation strategy that seeks to balance modernization and recapitalization (or upgrading existing platforms and capabilities) while enhancing readiness and joint operations — all while engaging in demanding on-going military operations. As a result, defense budget program allocations continue to favor immediate war-fighting improvements and concurrent limited investment in future programs. DoD’s emphasis on systems interoperability, force multipliers, advances in intelligence gathering, and the provision of real-time relevant data to battle commanders — often referred to as the common operating picture (COP), have increased the electronic content of nearly all major military procurement and research programs. Therefore, it is expected that the DoD budget for information technologies and defense electronics will grow. We believe L-3 is well positioned to benefit from the expected focus in those areas.

While the DoD budget could be affected by several factors, including current and future economic conditions and presidential administration priorities, we are unable to predict the impact and outcome of these uncertainties. However, the current outlook is one of more precise application of DoD spending, which will continue to support L-3’s future orders and sales, operating results and cash flows. Conversely, a decline in the DoD budget would generally have a negative effect on future orders, sales, operating profits, and cash flows of defense contractors, including L-3, depending on the platforms and programs affected by such budget reductions.

With regard to U.S. homeland defense and security, increased emphasis in these important endeavors may increase the demand for our capabilities in areas such as security systems, information assurance and cyber security, crisis management, preparedness and prevention services, and non-DoD security operations.

Key Performance Measures

The primary financial performance measures that L-3 uses to manage its businesses and monitor results of operations are sales growth and operating income growth. Management believes that these financial performance measures are the primary growth drivers for L-3’s earnings per common share and net cash from operating activities. L-3’s business strategy is focused on increasing sales from organic growth and select business acquisitions that add new products, services, technologies, programs or customers to our existing businesses and provide attractive returns on investment. We define organic sales growth as the increase or decrease in sales for the current period compared to the prior period, excluding sales in the: (1) current period from business and product line acquisitions that are included in L-3’s actual results of operations for less than twelve months, and (2) prior period from business and product line divestitures that are included in L-3’s actual results of operations for the twelve-month period prior to the divestiture date. The two main determinants of our operating income growth are sales growth and improvements in direct and indirect contract costs. We define operating margin as operating income as a percentage of sales.

Sales Growth.  Our average annual sales growth for the five years ended December 31, 2009, was 18%, with average annual organic sales growth of approximately 8% and average annual sales growth from business acquisitions, net of divestitures, of approximately 10%. Sales growth for the year ended December 31, 2009 was 5%, comprised of organic sales growth of 4%, and sales growth from business acquisitions, net of divestitures, of 1%. We expect future sales to grow at a slower pace than the past five year average.

For the year ended December 31, 2009, our largest contract (revenue arrangement) in terms of annual sales was the SOFSA contract, which generated approximately 3% of our sales. On March 3, 2009, SOFSA announced that L-3 was not selected to perform on the follow-on contract. L-3 subsequently protested and, as a consequence, SOFSA has taken corrective action, which will include the issuance of a revised solicitation. Once a new solicitation is issued, proposals will be requested from all bidders. We were notified that a new solicitation will be issued in approximately April 2010, with an expected award date of January 2011. We may not succeed in the recompetition for the next SOFSA contract. We continue to perform on the current contract, which has been extended to January 2011.

For the year ended December 31, 2008, our largest contract (revenue arrangement) in terms of annual sales was the USAF Contract Field Team (CFT) contract, which generated 3% of our sales. CFT is a multi-sourced contract, which provides worldwide quick reaction maintenance of deployed aircraft and ground vehicles for the U.S. military. A new CFT contract began on October 1, 2008 and L-3 was one of the winning contractors selected by the USAF to compete for task orders on the new CFT indefinite delivery/indefinite quantity contract. There are more contractors competing for task orders on the new CFT contract compared to the prior contract; therefore, annual sales on the new contract decreased by $164 million for the year ended December 31, 2009 compared to the year ended December 31, 2008.

As is the case with most other U.S. defense contractors, we have benefited from the upward trend in DoD budget authorization and spending outlays over recent years, including supplemental appropriations for military operations in Iraq and Afghanistan. We expect future DoD budgets, including supplemental appropriations, to grow at a significantly slower pace than the past several years, and to possibly flatten or decline. However, we believe that our businesses should be able to continue to generate modest organic sales growth because we anticipate the defense budget and spending priorities will continue to focus on several areas that match L-3’s core competencies, such as communications and ISR, sensors, special operations support, helicopter crew training and maintenance and simulation & training.

The current and future DoD budgets and level of future Congressional supplemental appropriations for U.S. military operations in Iraq and Afghanistan could remain unchanged or decline because of several factors, including, but not limited to, changes in U.S. procurement policies, budget considerations, current and future economic conditions, presidential administration priorities, changing national security and defense requirements, and geo-political developments, which are beyond our control. Any of these factors could result in a significant decline in or redirection of current and future DoD budgets and impact L-3’s future results of operations, including our organic sales growth rate. Additionally, L-3’s future results of operations and sales growth will be affected by our ability to retain our existing business and to successfully compete for new business, which largely depend on: (1) our successful performance on existing contracts, (2) the effectiveness and innovation of our technologies and research and development activities, (3) our ability to offer better program performance than our competitors at a lower cost, and (4) our ability to retain our employees and hire new ones, particularly those employees who have U.S. Government security clearances.

Operating Income Growth.  For the year ended December 31, 2009, our consolidated operating income was $1,656 million, a decrease of 2% from $1,685 million for the year ended December 31, 2008. Our consolidated operating margin was 10.6% for the year ended December 31, 2009, a decrease of 70 basis points from 11.3% for the year ended December 31, 2008. Our operating income and operating margins for the year ended December 31, 2008, were impacted by certain items which occurred during the 2008 second quarter as further discussed below. In the aggregate, these items increased operating income by $110 million. Excluding these same items, for the year ended December 31, 2008, our consolidated operating income was $1,575 million and our consolidated operating margin was 10.6%.

We expect to continue to generate modest annual increases in operating margin, as we expect to increase sales, grow sales at a rate faster than the increase in our indirect costs, and improve our overall contract performance. However, we may not be able to continue to expand our operating margins on an annual basis. Additionally, in the future, select business acquisitions and select new business, including contract renewals and new contracts, could also reduce our operating margin if their margins are lower than L-3’s operating margin on existing business and contracts. Our business objectives include growing earnings per common share and net cash from operating activities. Improving operating margins is one method for achieving these goals, but it is not the only one.

Other Events

Accounting Standards Implemented.  We adopted nine newly issued accounting standards during 2009, six of which were effective January 1, 2009. In accordance with the transition and disclosure provisions of three of these standards, we retrospectively applied those provisions and adjusted the prior period financial statements accordingly. The adoption of these standards reduced net income attributable to L-3 by $12 million ($0.13 per diluted share) for the year ended December 31, 2009. See Note 3 to our audited consolidated financial statements for the standards adopted and their impact on our financial position and results of operations.

2008 Events.  As discussed above, our 2008 results were impacted by three items that, in the aggregate, increased 2008 consolidated operating income by $110 million and reduced interest expense by $7 million (net $71 million after income taxes, or $0.58 per diluted earnings per share). These three items are collectively referred to as the Q2 2008 Items and are comprised of:

•	A gain of $133 million ($81 million after income taxes, or $0.66 per diluted share) related to the reversal of a $126 million liability as a result of a June 27, 2008 decision by the U.S. Court of Appeals which vacated an adverse 2006 jury verdict and $7 million of related accrued interest (the “Litigation Gain”);

•	A gain of $12 million ($7 million after income taxes, or $0.06 per diluted share) related to the sale of a product line (the “Product Line Divestiture Gain”); and

•	A non-cash impairment charge of $28 million ($17 million after income taxes, or $0.14 per diluted share) related to a write-down of capitalized software development costs for a general aviation product (the “Impairment Charge”).

Also, on October 8, 2008, we divested our 85% ownership interest in Medical Education Technologies, Inc. (METI) and recorded a gain in the year ended December 31, 2008 of $33 million ($20 million after income taxes, or $0.16 per diluted share). The gain is excluded from income from continuing operations for the year ended December 31, 2008.

Liquidity

During the 2009 fourth quarter, L-3 Communications refinanced a substantial portion of its debt. On October 2, 2009, L-3 Communications completed a $1 billion offering of the outstanding notes. A portion of the net proceeds from the offering was used by L-3 Communications to repay the outstanding $650 million term loan on October 7, 2009. The remaining net proceeds, together with cash on hand, were used to redeem the outstanding $750 million 7 5/8% Senior Subordinated Notes due on June 15, 2012 (2002 Notes) on November 2, 2009. In connection with the redemption of the 2002 Notes, we recorded a debt retirement charge in the fourth quarter of 2009 of approximately $10 million ($6 million after income tax, or $0.05 per diluted share). The net impact of the refinancing reduced our debt by approximately $400 million. Additionally, on October 23, 2009, we entered into our new $1 billion three-

year Revolving Credit Facility that expires on October 23, 2012, replacing the existing $1 billion revolving credit facility that was scheduled to expire on March 9, 2010.

Holders of our $700 million CODES may require us to repurchase them in whole or in part at a cash repurchase price equal to 100% of the principal amount (plus accrued and unpaid interest, including contingent interest and additional interest, if any) through the exercise of a “put” option on February 1, 2011. Furthermore, the first scheduled maturity of our existing debt is our $400 million 6 1/8% Senior Subordinated Notes maturing on July 15, 2013.

Our primary source of liquidity is cash flow generated from operations. We generated $1,407 million of cash from operating activities during the year ended December 31, 2009. We also had cash and cash equivalents of $1,016 million at December 31, 2009. We currently believe that our liquidity is adequate to meet our anticipated requirements. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” on page 52.

Business Acquisitions and Business and Product Line Dispositions

As discussed above, a portion of our growth strategy is to selectively acquire businesses that add new products, services, technologies, programs or customers to our existing businesses. We intend to continue acquiring select businesses for reasonable valuations that will provide attractive returns to L-3. Our business acquisitions, depending on their contract-type, sales mix or other factors, could reduce L-3’s consolidated operating margin while still increasing L-3’s operating income, earnings per share, and net cash from operating activities. In addition, we may also dispose of certain businesses or product lines if we determine that they no longer fit into L-3’s overall business strategy and we are able to receive an attractive sales price.

Business Acquisitions and Divestitures

Acquisitions.  The table below summarizes the acquisitions that we have completed during the years ended December 31, 2007, 2008 and 2009, referred to herein as business acquisitions. See Note 4 to our audited consolidated financial statements for further information regarding our business acquisitions. During the year ended December 31, 2009, we used $90 million in the aggregate for business acquisitions, including earnout payments and remaining contractual purchase prices for acquisitions completed prior to January 1, 2009.

		Purchase
Business Acquisitions	Date Acquired	Price(1)
		(in millions)

2007
Geneva Aerospace, Inc. (Geneva)	January 31, 2007	$16	(2)
Global Communication Solutions, Inc.	May 4, 2007	152
APSS S.r.l.	August 31, 2007	12
MKI Systems, Inc.	December 3, 2007	45

Total 2007		$225

2008
HSA Systems Pty. Ltd.	March 14, 2008	$16
METI	April 4, 2008	3	(3)
Electro-Optical Systems	April 21, 2008	178
G.A. International Electronics and subsidiaries (GAI)	July 25, 2008	4	(4)
International Resources Group Ltd.	December 3, 2008	63

Total 2008		$264

2009
Chesapeake Sciences Corporation	January 30, 2009	$91	(5)

(1)	The purchase price represents the contractual consideration for the acquired business, excluding adjustments for net cash acquired and acquisition transaction costs.

(2)	Excludes additional purchase price, not to exceed $13 million, in the aggregate, which is contingent upon the financial performance of Geneva for the year ended December 31, 2009.

(3)	We increased our ownership interest in METI from approximately 80% to 85% in 2008. METI was sold on October 8, 2008, as described below.

(4)	Excludes additional purchase price, not to exceed $1 million, in the aggregate, which is contingent upon the financial performance of GAI through July 2011.

(5)	Includes additional purchase price of approximately $4 million for certain acquired tax benefits.

All of our business acquisitions are included in our consolidated results of operations from their dates of acquisition. We regularly evaluate potential business acquisitions. On February 18, 2010, we entered into an agreement to acquire all the outstanding common stock of a business for approximately $613 million. The acquisition will be structured as an asset purchase for income tax purposes. We anticipate completing this acquisition in the second quarter of 2010, subject to customary closing conditions and regulatory approvals. We expect to fund the purchase price with cash on hand.

Divestitures.  On October 8, 2008, we divested our 85% ownership interest in METI, which was within the Electronic Systems reportable segment. The sale resulted in an after-tax gain of $20 million (pre-tax gain of $33 million), which was excluded from income from continuing operations. The revenues, operating results and net assets of METI for all periods presented were not material and, therefore, are not presented as discontinued operations. METI generated $48 million of sales and $4 million of operating income for the year ended December 31, 2008 and $52 million of sales and $4 million of operating income for the year ended December 31, 2007. On May 9, 2008, we sold the Electron Technologies Passive Microwave Devices (PMD) product line within the previously named Specialized Products segment and recognized an after-tax gain of approximately $7 million (pre-tax gain of $12 million).

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to our audited consolidated financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and cost of sales during the reporting period. The most significant of these estimates and assumptions relate to contract revenue, profit and loss recognition, fair values of assets acquired and liabilities assumed in business combinations, market values for inventories reported at lower of cost or market, pension and post-retirement benefit obligations, stock-based employee compensation expense, valuation of deferred taxes, litigation reserves and environmental obligations, accrued product warranty costs and the recoverability, useful lives and valuation of recorded amounts of long-lived assets, identifiable intangible assets and goodwill. Actual amounts will differ from these estimates and could differ materially. We believe that our critical accounting estimates have the following attributes: (1) we are required to make assumptions about matters that are uncertain and inherently judgmental at the time of the estimate; (2) use of reasonably different assumptions could have changed our estimates, particularly with respect to estimates of contract revenues and costs, and recoverability of assets, and (3) changes in the estimate could have a material effect on our financial condition or results of operations. We believe the following critical accounting policies contain the more significant judgments and estimates used in the preparation of our financial statements.

Contract Revenue Recognition and Contract Estimates.  A large portion of our revenue is generated using written contracts (revenue arrangements) that require us to design, develop, manufacture, modify, upgrade, test and integrate complex aerospace and electronic equipment, and to provide related engineering and technical services according to the buyer’s specifications. These revenue arrangements or contracts are generally fixed price, cost-plus, or time-and-material and are covered by accounting standards for construction-type and production-type contracts and federal government contractors. Substantially all of our cost-plus type and time-and-material type contracts are with the U.S. Government, primarily the DoD. Certain of our contracts with the U.S. Government are multi-year contracts that are funded annually by the customer, and sales on these multi-year contracts are based on amounts appropriated (funded) by the U.S. Government.

Sales and profits on fixed-price type contracts that are covered by accounting standards for construction-type and production-type contracts and federal government contractors are substantially recognized using percentage-of-completion (POC) methods of accounting. Sales and profits on fixed-price production contracts under which units are produced and delivered in a continuous or sequential process are recorded as units are delivered based on their contractual selling prices (the “units-of-delivery” method). Sales and profits on each fixed-price production contract under which units are not produced and delivered in a continuous or sequential process, or under which a relatively few number of units are produced, are recorded based on the ratio of actual cumulative costs incurred to total estimated costs at completion of the contract multiplied by the total estimated contract revenue, less cumulative sales recognized in prior periods (the “cost-to-cost” method). Under both POC methods of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year.

Accounting for the sales on these fixed-price contracts, requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract’s statement of work, and (3) the measurement of progress towards completion. The estimated profit or loss at completion on a contract is equal to the difference between the total estimated contract revenue and the total estimated cost at completion. Under the units-of-delivery method, sales on a fixed-price type contract are recorded as the units are delivered during the period based on their contractual selling prices. Under the cost-to-cost method, sales on a fixed-price type contract are recorded at amounts equal to the ratio of actual cumulative costs incurred divided by total estimated costs at completion, multiplied by (i) the total estimated contract revenue, less (ii) the cumulative sales recognized in prior periods. The profit recorded on a contract in any period using either the units-of-delivery method or cost-to-cost method is equal to (i) the current estimated total profit margin multiplied by the cumulative sales recognized, less (ii) the amount of cumulative profit previously recorded for the contract. In the case of a contract for which the total estimated costs exceed the total estimated revenues, a loss arises, and a provision for the entire loss is recorded in the period that the loss becomes evident. The unrecoverable costs on a loss contract that are expected to be incurred in future periods are recorded as a component of other current liabilities entitled “Estimated cost in excess of estimated contract value to complete contracts in process in a loss position.”

Adjustments to estimates for a contract’s revenue, estimated costs at completion and estimated profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. The impact of revisions in profit (loss) estimates for all types of contracts subject to percentage-of-completion accounting are recognized on a cumulative catch-up basis in the period in which the revisions are made. Amounts representing contract change orders or claims are included in sales only when they can be reliably estimated and their realization is reasonably assured. The revisions in contract estimates, if significant, can materially affect our results of operations and cash flows, as well as reduce the valuations of receivables and inventories, and in some cases result in liabilities to complete contracts in a loss position.

Sales and profits on cost-plus type contracts that are covered by accounting standards for government contractors are recognized as allowable costs are incurred on the contract, at an amount equal to the allowable costs plus the estimated profit on those costs. The estimated profit on a cost-plus contract is fixed or variable based on the contractual fee arrangement. Incentive and award fees are our primary variable fee contractual arrangement. Incentive and award fees on cost-plus type contracts are included as an element of total estimated contract revenues and recorded to sales when a basis exists for the reasonable prediction of performance in relation to established contractual targets and we are able to make reasonably dependable estimates for them. Sales and profits on time-and-material type contracts are recognized on the basis of direct labor hours expended multiplied by the contractual fixed rate per hour, plus the actual costs of material and other direct non-labor costs. On a time-and-material type contract, the fixed hourly rates include amounts for the cost of direct labor, indirect contract costs and profit. Cost-plus type or time-and-material type contracts generally contain less estimation risks than fixed-price type contracts.

Sales on arrangements for (1) fixed-price type contracts that require us to perform services that are not related to production of tangible assets (Fixed-Price Service Contracts), and (2) certain commercial customers are recognized in accordance with revenue recognition accounting standards for revenue arrangements with commercial customers. Sales for our businesses whose customers are primarily commercial business enterprises are substantially generated from single element revenue arrangements. Sales are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectability is reasonably assured. Sales for Fixed-Price Service Contracts that do not contain measurable units of work performed are generally recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for Fixed-Price Service Contracts that contain measurable units of work performed are generally recognized when the units of work are completed. Sales and profit on cost-plus and time-and-material type contracts within the scope of revenue recognition accounting standards for revenue arrangements with commercial customers are recognized in the same manner as those within the scope of contract accounting standards, except for incentive and award fees. Cost-based incentive fees are recognized when they are realizable in the amount that would be due under the contractual termination provisions as if the contract was terminated. Performance based incentive fees and award fees are recorded as sales when awarded by the customer.

Sales and profit in connection with contracts to provide services to the U.S. Government that contain collection risk because the contracts are incrementally funded and subject to the availability of funds appropriated, are deferred until the contract modification is obtained, indicating that adequate funds are available to the contract or task order.

Goodwill and Identifiable Intangible Assets.  In accordance with the accounting standards for business combinations, we allocate the cost of business acquisitions to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition (commonly referred to as the purchase price allocation). As part of the purchase price allocations for our business acquisitions, identifiable intangible assets are recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. However, we do not recognize any intangible assets apart from goodwill for the assembled workforces of our business acquisitions.

Generally, the largest separately identifiable intangible asset from the businesses that we acquire is the value of their assembled workforces, which includes the human capital of the management, administrative, marketing and business development, scientific, engineering and technical employees of the acquired businesses. The success of our businesses, including their ability to retain existing business (revenue arrangements) and to successfully compete for and win new business (revenue arrangements), is primarily dependent on the management, marketing and business development, contracting, engineering and technical skills and knowledge of our employees, rather than on productive capital (plant and equipment, and technology and intellectual property). Additionally, for a significant portion of our businesses, our ability to attract and retain employees who have U.S. Government security clearances, particularly those with top-secret and above clearances, is critical to our success, and is often a prerequisite for retaining existing revenue arrangements and pursuing new ones. Generally, patents, trademarks and licenses are not material for our acquired businesses. Furthermore, our U.S. Government contracts (revenue arrangements) generally permit other companies to use our patents in most domestic work performed by such other companies for the U.S. Government. Therefore, because intangible assets for assembled workforces are part of goodwill, the substantial majority of the intangible assets for our acquired business acquisitions are recognized as goodwill. Additionally, the value assigned to goodwill for our business acquisitions also includes the value that we expect to realize from cost reduction measures that we implement for our acquired businesses. Goodwill equals the amount of the purchase price of the business acquired in excess of the sum of the fair value of identifiable acquired assets, both tangible and intangible, less the fair value of liabilities assumed. At December 31, 2009, we had goodwill of $8,190 million and identifiable intangible assets of $377 million.

The most significant identifiable intangible asset that is separately recognized in accordance with U.S. GAAP for our business acquisitions is customer contractual relationships. All of our customer relationships are established through written customer contracts (revenue arrangements). The fair value for customer contractual relationships is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows from working capital) arising from the follow-on sales on contract (revenue arrangement) renewals expected from customer contractual relationships over their estimated lives, including the probability of expected future contract renewals and sales, less a contributory asset charge, all of which is discounted to present value. If actual future after-tax cash flows are significantly lower than our estimates, we may be required to record an impairment charge to write down the identifiable intangible assets to their realizable values. All identifiable intangible assets are amortized over their estimated useful lives as the economic benefits are consumed, ranging from four to 30 years.

We review goodwill and intangible assets for impairment at least annually as of November 30, as well as whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable in accordance with the accounting standards for intangibles and goodwill. In accordance with these standards, goodwill and other intangible assets for each reporting unit are tested using a two-step process. A reporting unit is an operating segment, as defined by the segment reporting accounting standards, or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is reviewed by operating segment management. Two or more components of an operating segment may be aggregated and deemed a single reporting unit for goodwill impairment testing purposes if the components have similar economic characteristics.

L-3 had 18 reporting units at December 31, 2009 and December 31, 2008. The composition of our reporting units and associated goodwill were substantially the same in 2009 as compared to 2008 except for changes in goodwill caused primarily by a business acquisition and foreign currency translation adjustments, as disclosed in Note 7 to our audited consolidated financial statements.

The table below presents the number of reporting units in each of our reportable segments and the associated goodwill, at December 31, 2009.

	Number of	Aggregate
Reportable Segment	Reporting Units	Goodwill
		(in millions)

C3ISR	3	$870
Government Services	1	2,320
AM&M	1	1,158
Electronic Systems	13	3,842

Total	18	$8,190

The first step in the process of testing goodwill for potential impairment is to compare the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit. Our methodology for determining the fair value of a reporting unit is estimated using a discounted cash flow (DCF) valuation approach, and is dependent on estimates for future sales, operating income, depreciation and amortization, income tax payments, working capital changes, and capital expenditures, as well as, expected long-term growth rates for cash flows. All of these factors are affected by economic conditions related to the industries in which we operate (predominantly the U.S. defense industry), as well as, conditions in the U.S. capital markets.

The more significant assumptions used in our DCF valuations to determine the fair values of our reporting units in connection with the goodwill valuation assessment at November 30, 2009, were: (1) detailed three-year cash flow projections for each of our reporting units, which are based primarily on our estimates of future sales and operating income, (2) the expected long-term growth rates for each of our reporting units, which approximate the expected long-term growth rate for the U.S. economy and the respective industries in which the reporting units operate, and (3) risk adjusted discount rates, including the estimated risk-free rate of return, that are used to discount future cash flow projections to their present values. There were no significant changes to the underlying methods used in 2009 as compared to the prior year DCF valuations of our reporting units.

The risk adjusted discount rate represents the estimated weighted-average cost of capital (WACC) for each reporting unit at the date of the annual impairment test. Each reporting unit WACC was comprised of (1) an estimated required rate of return on equity, based on publicly traded companies with business characteristics comparable to each of L-3’s reporting units, including a risk free rate of return (i.e. prevailing market yield of 4.2% on the 30 year U.S. Treasury Bond as of November 30, 2009) and an equity risk premium of 5%, and (2) the current after-tax market rate of return on L-3’s debt (which was 3.4% as of November 30, 2009), each weighted by the relative market value percentages of L-3’s equity and debt. The WACC assumptions for each reporting unit are based on a number of market inputs that are outside of our control and are updated annually to reflect changes to such market inputs as of the date of our annual goodwill impairment assessments, including: (1) changes to the estimated required rate of return on equity based on historical returns on common stock securities of publicly traded companies with business characteristics comparable to each of L-3’s reporting units and the Standard & Poor’s 500 Index over a two-year period, (2) changes to the risk free rate of return based on the prevailing market yield on the 30 year U.S. Treasury Bond on the date of our annual goodwill impairment assessments, and (3) changes to the market rate of return on L-3’s debt based on the prevailing yields on L-3’s publicly traded debt securities on the date of our annual goodwill impairment assessments. The 2009 equity risk premium of 5% used to determine our WACC was unchanged from the prior year.

The table below presents the weighted average risk adjusted discount rate assumptions used in our DCF valuation for each of our reportable segments in connection with the goodwill impairment assessments at November 30, 2009.

Reportable Segment	2010-2014	After 2014

C3ISR(1)	7.0%	7.9%
Government Services(2)	6.6%	7.4%
AM&M(2)	7.0%	7.9%
Electronic Systems(3)	7.3%	8.2%

(1)	All reporting units within the C3ISR reportable segment used the risk adjusted discount rates as presented in the table above.

(2)	The Government Services and AM&M reportable segments are each comprised of one reporting unit.

(3)	The risk adjusted discount rates used for reporting units within the Electronic Systems reportable segment range from 7.0% to 8.3% for 2010 to 2014, and 7.9% to 9.4% for the years after 2014.

As presented in the table below, L-3’s historical three-year average annual cash flow growth rates for 2009, 2008 and 2007 for our reportable segments ranged from a negative 11% to a positive 15%. The annual cash flows generated by each of our reporting units vary from year to year, and therefore, the annual cash flow growth rates do not result in linear trends, due to a number of factors. The factors that affect the level of annual cash flows in each of our reporting units include, but are not limited to: (1) variability of annual sales volume and sales growth rates, (2) increases and decreases in working capital, including customer advance payments and billings on multi-year contracts (revenue arrangements) with long-term performance periods (exceeding one year), (3) the timing of invoicing and cash collections between fiscal years from receivables due from customers on multi-year contracts (revenue arrangements) that are affected by the financing terms of individual contracts, (4) the timing of increases and decreases of select inventories procured and produced in anticipation of future product sales, which frequently overlap the ending and beginning of fiscal years, (5) the timing of the receipt of award fee and incentive fee payments from customers on contracts (revenue arrangements), (6) variability in annual cash outlays for research and development costs, (7) changes in cash outlays for capital expenditures for property, plant and equipment, and (8) increases in annual sales and costs and expense volumes of a reporting unit resulting from business acquisitions. As a result of the factors discussed above and the varying sizes of our reporting units, the annual cash flow levels and growth rates at the reporting unit level tend to fluctuate significantly from year to year. The 2009 cash flow amount and the cash flow growth rate for each of the last three years for each of our reportable segments are also presented below.

	Cash Flow(1)	Growth Rate
	(in millions)
Reportable Segment	2009	2009	2008	2007	3 Yr. Average

C3ISR(2)	$215	32%	17%	(4)%	15%
Government Services(3)	$265	(40)%	22%	(16)%	(11)%
AM&M(4)	$156	(30)%	9%	(6)%	(9)%
Electronic Systems(5)	$538	5%	(12)%	30%	8%

(1)	Reportable segment cash flow excludes interest payments on debt and other corporate cash flows.

(2)	The increase in cash flow in 2009 for C3ISR was primarily due to sales and operating income growth. In 2008, the cash flow growth was primarily due to sales and operating income growth, in addition to a smaller increase in working capital for ISR Systems as compared to 2007.

In 2007, cash generated from higher sales and operating income, was offset by cash used for working capital attributable to increased billed receivables associated with 2007 sales growth, primarily for ISR Systems.

(3)	The decrease in cash flows in 2009 for Government Services was primarily due to lower sales and operating income in comparison to the prior year, driven primarily by lower Iraq-related linguist services. The increase in cash flows in 2008 for Government Services was primarily due to higher sales and operating income for business areas other than linguist services and collection of receivables on the Iraq-related linguist services contract that L-3 was the prime contractor for which the period of performance ended June 9, 2008. The decrease in cash flow in 2007 was due to collections of receivables in 2006 and the timing of cash payments in 2006 that did not recur in 2007. These decreases in 2007 were partially offset by higher operating income due to higher sales volume and improved contract performance.

(4)	The decrease in cash flows in 2009 for AM&M was primarily due to cash used for working capital attributable to increased billed receivables associated with 2009 sales growth, primarily system field services. The increase in cash flows in 2008 for AM&M was primarily due to increases in accounts payable balances and receivable collections for aircraft and base support services due to the timing of payments and collections. The decrease in cash flows in 2007 was primarily due to increased purchases of spare parts inventory for aircraft and base support services to support future requirements, partially offset by higher sales volume and operating income primarily for aircraft and base support services and aircraft modernization for international customers.

(5)	The increase in cash flows in 2009 for Electronic Systems was primarily due to higher operating income compared to the prior year for several business areas, primarily EO/IR and power and control systems. The decrease in cash flows in 2008 for Electronic Systems was primarily due to more cash used for working capital across several business areas, partially offset by higher 2008 operating income. The increase in cash flows in 2007 was primarily due to higher operating income for several business areas.

We consistently consider several factors to determine expected future annual cash flows for our reporting units, including, but not limited to historical multi-year average cash flow trends by reporting unit, as well as: (1) the DoD budget and spending priorities, (2) expansion into new markets, (3) changing conditions in existing markets for our products, systems, and services, (4) possible termination of certain government contracts, (5) expected success in new business competitions and re-competitions on existing business, and (6) anticipated operating margins and working capital requirements, which vary significantly depending on the stage of completion (early, mature, ending) of contracts (revenue arrangements). We closely monitor changes in these factors and their impact on the expected cash flow growth rates of our reporting units. In connection with our goodwill impairment assessments as of November 30, 2009, we assumed a challenging economic environment in government services and our commercial businesses, slower growth in DoD budgets and made additional assumptions that consider the factors noted above that were relevant for and specific to each of our reporting units. The DCF valuation assumes cash flows to be substantially the same in 2010 compared to 2009 for C3ISR. For Government Services, the DCF valuation assumes cash flows increase approximately 32% in 2010 compared to 2009, due primarily to working capital improvements related to the timing of payments for accounts payable and timing of collections for billed receivables. For AM&M, the DCF valuation assumes cash flows increase approximately 8% in 2010 compared to 2009, primarily due to higher sales volume and working capital improvements. For Electronic Systems, the DCF valuation assumes cash flows decrease approximately 8% in 2010 compared to 2009 and that 2009 cash flow levels are not achieved again until after 2012. Over the three year period beginning in 2010 through 2012, the DCF valuation assumes that cash flows will increase by an average of approximately 6% per year for C3ISR, increase by an average of approximately 2% per year for AM&M and decrease by an average of approximately 1% per year for Government Services and Electronic Systems. After 2013, our DCF valuation applied annual projected long-term cash flow growth rates of 2% for C3ISR, AM&M and Electronic Systems, and 1% for Government Services.

A decline in the estimated fair value of a reporting unit could result in a goodwill impairment, and a related non-cash impairment charge against earnings, if the estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. A large decline in estimated fair value of a reporting unit could result in an adverse effect on our financial condition and results of operations.

In order to evaluate the sensitivity of the fair value calculations relating to our goodwill impairment assessment, we applied hypothetical decreases to the fair values of each of our reporting units. We determined that a decrease in fair value of at least 20% would be required before any reporting unit, with the exception of four, would have a carrying value in excess of its fair value. The table below presents the: (1) risk adjusted discount rates, (2) annual cash flow growth rate, (3) 2009 cash flow, (4) goodwill balance, and (5) excess fair value percentage, for each of these four reporting units. TRL Systems is included in our C3ISR reportable segment while the other three reporting units are included in our Electronic Systems reportable segment.

	Risk Adjusted
	Discount Rates		Annual Cash Flow Growth Rate
						3 Year	2009	Goodwill	Excess
Reporting Unit	2010-2014	After 2014	2009	2008	2007	Average	Cash Flows	Balance(1)	Fair Value(2)
							(in millions)%			$

TRL Systems(3)	7.0%	7.9%	605%	(210)%	128%	174%	$28	$73	18%	$27
Marine Services(3)	7.0%	7.9%	592%	23%	314%	310%	$26	$105	18%	$28
Undersea Warfare(3)	7.0%	7.9%	NM (4)	(72)%	550%	NM (4)	$39	$235	17%	$48
Power & Control Systems(3)	7.0%	7.9%	41%	(29)%	122%	45%	$104	$698	11%	$92

(1)	The goodwill balance is as of November 30, 2009, our goodwill impairment testing date.

(2)	The excess fair value represents the percentage and dollar amount by which the fair value of a reporting unit must decline before a potential impairment is identified and would require the second step of the goodwill impairment assessment to be performed.

(3)	Our DCF for these reporting units assumed lower projected cash flows for 2010 as compared to 2009. In addition, our DCF valuation for these reporting units assumed that the 2009 cash flow level would not be achieved again until after 2014 and that projected cash flows would grow annually at 2.5% in 2013 and 2014 and 2% thereafter.

(4)	The cash flow growth rate in the table above for Undersea Warfare for 2009 and the three year average is not meaningful (NM) as the 2009 growth rate is over 1,000%

As noted above, the expected future cash flow growth rates for each of our reporting units are primarily based on our best estimates of future sales and operating income. The substantial majority of our reporting units are primarily dependent upon the DoD budget and spending. Historically, more than 70% of L-3’s annual sales have been generated from DoD customers. The DoD budget has not been meaningfully impacted by the current recessionary economic environment. Moreover, consistent with our discussion of industry considerations under “Key Performance Measures” beginning on page 34, we anticipate the defense budget and spending priorities will continue to focus on areas that match several of L-3’s core competencies. However, there can be no assurance that our current estimates and assumptions will result in the projected cash flow outcomes due to a number of factors, including an economic environment that is more challenging than we anticipated or the DoD budget failing to continue to grow as expected.

Pension Plan and Postretirement Benefit Plan Obligations.  The obligations for our pension plans and postretirement benefit plans and the related annual costs of employee benefits are calculated based on several long-term assumptions, including discount rates for employee benefit liabilities, rates of return on plan assets, expected annual rates for salary increases for employee participants in the case of pension plans, and expected annual increases in the costs of medical and other health care benefits in the case of postretirement benefit obligations. These long-term assumptions are subject to revision based on changes in interest rates, financial market conditions, expected versus actual returns on plan assets, participant mortality rates and other actuarial assumptions, including future rates of salary increases, benefit formulas and levels, and rates of increase in the costs of benefits. Changes in the assumptions, if significant, can materially affect the amount of annual net periodic benefit costs recognized in our results of operations from one year to the next, the liabilities for the pension plans and postretirement benefit plans, and our annual cash requirements to fund these plans. The changes we made to our expected long-term assumptions for 2010 compared to the assumptions for 2009 are not expected to significantly impact our 2010 pension expense compared to 2009. Our pension expense for 2010 is expected to decrease by $25 million to $148 million from $173 million in 2009, primarily due to lower amortization of actuarial losses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Pension Plans” on page 53 for a further discussion of our estimated 2010 pension expense.

Discount rates are used to determine the present value of our pension obligations and also affect the amount of pension expense in any given period. The discount rate assumptions used to determine our pension and postretirement benefit obligations at December 31, 2009 and 2008 were based on a hypothetical AA yield curve represented by a series of annualized individual discount rates. Each bond issue underlying the yield curve is required to have a rating of AA or better by Moody’s Investors Service, Inc. and/or Standard & Poor’s. The resulting discount rate reflects the matching of plan liability cash flows to the yield curve. For a sensitivity analysis projecting the impact of a change in the discount rate on our projected benefit obligation and pension expense, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Pension Plans” on page 53.

Valuation of Deferred Income Tax Assets and Liabilities.  At December 31, 2009, we had net deferred tax liabilities of $25 million, net of deferred tax assets of $21 million for loss carryforwards and $14 million for tax credit carryforwards which are subject to various limitations and will expire if unused within their respective carryforward periods. Deferred income taxes are determined separately for each of our tax-paying entities in each tax jurisdiction. The future realization of our deferred income tax assets ultimately depends on our ability to generate sufficient taxable income of the appropriate character (for example, ordinary income or capital gains) within the carryback and carryforward periods available under the tax law and, to a lesser extent, our ability to execute successful tax planning strategies. Based on our estimates of the amounts and timing of future taxable income and tax planning strategies, we believe that L-3 will be able to realize its deferred tax assets. A change in the ability of our operations to continue to generate future taxable income, or our ability to implement desired tax planning strategies, could affect our ability to realize the future tax deductions underlying our deferred tax assets, and require us to provide a valuation allowance against our deferred tax assets. The recognition of a valuation allowance would result in a reduction to net income and, if significant, could have a material impact on our effective tax rate, results of operations and financial position in any given period.

Liabilities for Pending and Threatened Litigation.  We are subject to litigation, government investigations, proceedings, claims or assessments and various contingent liabilities incidental to our business or assumed in connection with certain business acquisitions. In accordance with the accounting standards for contingencies, we accrue a charge for a loss contingency when we believe it is both probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. If the loss is within a range of specified amounts, the most likely amount is accrued, and if no amount within the range represents a better estimate we accrue the minimum amount in the range. Generally, we record the loss contingency at the amount we expect to pay to resolve the contingency and the amount is generally not discounted to the present value. Amounts recoverable under insurance contracts are recorded as assets when recovery is deemed probable. Contingencies that might result in a gain are not recognized until realizable. Changes to the amount of the estimated loss, or resolution of one or more contingencies could have a material impact on our results of operations, financial position and cash flows.

Valuation of Long-Lived Assets.  In addition to goodwill and identifiable intangible assets recognized in connection with our business acquisitions, our long-lived assets also include property, plant and equipment, capitalized software development costs for software to be sold, leased or otherwise marketed, and certain long-term investments. As of December 31, 2009, the consolidated carrying values of our property, plant and equipment were $854 million, capitalized software development costs were $48 million and certain long-term investments were $24 million. As of December 31, 2009, the carrying value of our property, plant and equipment represented 6% of total assets and the carrying value of our capitalized software development costs and certain long-term investments each represented less than 1% of total assets. We review the valuation of our long-lived assets whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value or net realizable value expected to result from the asset’s use and eventual disposition. We use a variety of factors to assess valuation, depending upon the asset. Long-lived assets are evaluated based upon the expected period the asset will be utilized, and other factors depending on the asset, including estimated future sales, profits and related cash flows, estimated product acceptance and product life cycles, changes in technology and customer demand, and the performance of invested companies and joint ventures, as well as volatility in external markets for investments. Changes in estimates and judgments on any of these factors could have a material impact on our results of operations and financial position.

Results of Operations

The following information should be read in conjunction with our audited consolidated financial statements. Our results of operations for the periods presented are affected, significantly in some periods, by our business acquisitions. See Note 4 to our audited consolidated financial statements for a discussion of our business acquisitions.

Consolidated Results of Operations

The table below provides selected financial data for L-3 for the years ended December 31, 2009 compared with 2008 and 2008 compared with 2007.

	Year Ended December 31,		Increase/		Year Ended December 31,		Increase/
	2009	2008(1)	(Decrease)		2008(1)	2007	(Decrease)
	(in millions, except per share data)

Net sales	$15,615	$14,901	$714		$14,901	$13,961	$940
Operating income	$1,656	$1,685	$(29)		$1,685	$1,448	$237
Litigation Gain(2)	—	(126)	126		(126)	—	(126)

Segment operating income	$1,656	$1,559	$97		$1,559	$1,448	$111

Operating margin	10.6%	11.3%	(70	)bpts	11.3%	10.4%	90	bpts
Litigation Gain(2)	—%	(0.8)%	80	bpts	(0.8)%	—	(80	)bpts

Segment operating margin	10.6%	10.5%	10	bpts	10.5%	10.4%	10	bpts
Net interest expense and other income	$270	$262 (2)	$8		$262 (2)	$283	$(21)
Effective income tax rate	34.3%	34.7%	(40	)bpts	34.7%	35.3%	(60	)bpts
Income from continuing operations attributable to L-3	$901	$918	$(17)		$918	$745	$173
Net income attributable to L-3	$901	$938	$(37)		$938	$745	$193
Diluted earnings per share:
Income from continuing operations	$7.61	$7.43	$0.18		$7.43	$5.86	$1.57
Net income	$7.61	$7.59	$0.02		$7.59	$5.86	$1.73
Diluted weighted average common shares outstanding	117.4	122.4	(5.0)		122.4	126.2	(3.8)

(1)	The year ended December 31, 2008 includes: (1) a gain of $12 million ($7 million after income taxes, or $0.06 per diluted share) related to the Product Line Divestiture Gain, and (2) a non-cash impairment charge of $28 million ($17 million after income taxes, or $0.14 per diluted share) related to the Impairment Charge, both recorded in the second quarter of 2008. Together with the Litigation Gain described in Note (2) below, these items are referred to as the Q2 2008 Items.

(2)	The Litigation Gain represents a June 27, 2008 decision by the U.S Court of Appeals vacating an adverse 2006 jury verdict. In the second quarter of 2008, we recorded a gain of $133 million ($81 million after income taxes, or $0.66 per diluted share), comprised of the reversal of a $126 million current liability for pending and threatened litigation and the reversal of $7 million of related accrued interest.

2009 Compared with 2008

Net sales:  For the year ended December 31, 2009, consolidated net sales increased by 5% compared to the year ended December 31, 2008, driven primarily by strong growth in the C3ISR reportable segment and modest growth in the Aircraft Modernization and Maintenance (AM&M) and Electronic Systems reportable segments. These sales increases were partially offset by a decrease in the Government Services reportable segment caused primarily by lower linguist sales. The increase in consolidated net sales from acquired businesses, net of divestitures, was $187 million, or 1%.

Sales from services, which include services performed by businesses primarily in our Government Services, AM&M and C3ISR reportable segments, as well as marine services and simulation & training within our Electronic Systems reportable segment, increased by $328 million to $8,099 million, representing approximately 52% of consolidated net sales for the year ended December 31, 2009, compared to $7,771 million, or 52% of consolidated net sales for the year ended December 31, 2008. The increase in service sales was primarily due to organic sales growth in ISR systems, systems field support services, information technology (IT) support services and marine systems. These increases were partially offset by a decrease in Iraq-related linguist services, lower volume for contract field services (CFS) and reduced subcontractor pass-through sales for systems and software engineering and sustainment (SSES) services.

Sales from products, primarily for our Electronic Systems and C3ISR reportable segments, increased by $386 million to $7,516 million, representing approximately 48% of consolidated net sales for the year ended December 31, 2009, compared to $7,130 million, or approximately 48% of consolidated net sales, for the year ended December 31, 2008. The increase in product sales was primarily due to growth in C3ISR products and several areas in the Electronic Systems reportable segment primarily for EO/IR and microwave products. See the reportable segment results below for additional discussion of our sales growth.

Operating income and operating margin:  Consolidated operating income for the year ended December 31, 2009, decreased by $29 million, or 2%, to $1,656 million from $1,685 million for the year ended December 31, 2008. Consolidated operating income for the year ended December 31, 2009 compared to the year ended December 31, 2008 decreased by $79 million ($48 million after income taxes, or $0.41 per diluted share) because of higher pension expense. In addition, the year ended December 31, 2008 included a net gain of $110 million as a result of the Q2 2008 Items.

For the year ended December 31, 2009, operating margin decreased by 70 basis points to 10.6% compared to 11.3% for the year ended December 31, 2008. The Q2 2008 Items increased consolidated operating margin for the year ended December 31, 2008 by 70 basis points. Excluding the Q2 2008 Items, consolidated operating margin would have been 10.6% for the year ended December 31, 2008. Operating margin for the year ended December 31, 2009 increased by 50 basis points due to higher margins, primarily for the C3ISR reportable segment and certain businesses within the Electronic Systems reportable segment. This increase was offset by higher pension expense for the year ended December 31, 2009 compared to the year ended December 31, 2008, which reduced operating margin by 50 basis points. See segment results below for additional discussion of segment operating margin.

Net interest expense and other income:  Net interest expense and other income for the year ended December 31, 2009 compared to the year ended December 31, 2008 increased by $8 million, or 3%, primarily due to a $10 million debt retirement charge related to the redemption of our $750 million 7 5/8% Senior Subordinated Notes on November 2, 2009, and the $7 million of accrued interest that was reversed during 2008 in connection with the Litigation Gain. These increases were partially offset by lower interest expense and income from equity method investments.

Effective income tax rate:  The effective tax rate for the year ended December 31, 2009 decreased by 40 basis points to 34.3% compared to the same period in 2008. Excluding the Q2 2008 Items, the effective tax rate for the year ended December 31, 2008 was 34.3%.

Diluted earnings per share from continuing operations and income from continuing operations:  For the year ended December 31, 2009 as compared to the year ended December 31, 2008, diluted EPS from continuing operations increased by $0.18, or 2%, to $7.61 from $7.43 and income from continuing operations attributable to L-3 decreased by $17 million to $901 million from $918 million. The Q2 2008 Items increased diluted EPS from continuing operations by $0.58 for the year ended December 31, 2008. Excluding the Q2 2008 Items, diluted EPS from continuing operations for the year ended December 31, 2009 would have increased by $0.76, or 11%, to $7.61 from $6.85 and income from continuing operations attributable to L-3 would have increased by $54 million, or 6%, to $901 million from $847 million.

Diluted earnings per share and net income attributable to L-3:  For the year ended December 31, 2009 as compared to the year ended December 31, 2008, diluted EPS increased by $0.02 to $7.61 from $7.59 and net income attributable to L-3 decreased by $37 million to $901 million from $938 million. The year ended December 31, 2008 included a gain on the sale of METI of $33 million ($20 million after income taxes, or $0.16 per diluted share).

Diluted weighted average shares outstanding:  Diluted weighted average shares outstanding for the year ended December 31, 2009 decreased by 5.0 million shares, or 4%, compared to the year ended December 31, 2008. The decrease was due to repurchases of our common stock in connection with our share repurchase programs authorized by our Board of Directors, partially offset by additional shares issued in connection with various employee stock-based compensation programs and contributions to employee savings plans made in common stock.

2008 Compared with 2007

Net sales:  For the year ended December 31, 2008, consolidated net sales increased by 7% compared to the year ended December 31, 2007, driven primarily by growth in all business segments except for Government Services, which decreased because of lower linguist services. The increase in consolidated net sales from acquired businesses, net of divestitures, was $265 million, or 2%.

Sales from services increased by $382 million to $7,771 million, representing approximately 52% of consolidated net sales for the year ended December 31, 2008, compared to $7,389 million, or 53% of consolidated net sales for the year ended December 31, 2007. The increase in service sales was primarily due to organic sales growth in Government Services, excluding lower linguist services, and ISR systems, networked communications systems, base and aircraft support services and several areas in the Electronic Systems reportable segment.

Sales from products increased by $558 million to $7,130 million for the year ended December 31, 2008, compared to $6,572 million for the year ended December 31, 2007. The increase in product sales was primarily due to organic sales growth in aircraft modernization, networked communications systems, and several product areas in the Electronic Systems reportable segment. See the reportable segment results below for additional discussion of our sales growth.

Operating income and operating margin:  For the year ended December 31, 2008 compared to the year ended December 31, 2007, consolidated operating income increased by $237 million, and consolidated operating margin increased to 11.3% from 10.4%. The Q2 2008 Items increased consolidated operating income by $110 million and operating margin by 70 basis points. Excluding the Q2 2008 Items, consolidated operating margin increased by 20 basis points to 10.6% for the year ended December 31, 2008 compared to 10.4% for the year ended December 31, 2007. See segment results below for additional discussion of segment operating income and margin results.

Net interest expense and other income:  Net interest expense and other income for the year ended December 31, 2008 decreased by $21 million, or 7%, compared to December 31, 2007 due to the reversal of $7 million of accrued interest during the 2008 second quarter in connection with the Litigation Gain. Lower interest rates on our outstanding variable rate debt also reduced interest expense for the year ended December 31, 2008 compared to the year ended December 31, 2007.

Effective income tax rate:  The effective tax rate for the year ended December 31, 2008 decreased by 60 basis points compared to the same period in 2007. Excluding the Q2 2008 Items, the effective tax rate decreased by 100 basis points. The tax rate for the year ended December 31, 2008 included a reversal of previously accrued amounts of $18 million, or $0.15 per share, primarily related to the completion of examinations of the 2004 and 2005 U.S. Federal income tax returns, and certain state and foreign tax accruals. The reversal of previously accrued amounts during the year ended December 31, 2007 was $12 million, or $0.10 per share.

Diluted earnings per share from continuing operations and income from continuing operations:  For the year ended December 31, 2008 as compared to the year ended December 31, 2007, diluted EPS from continuing operations increased to $7.43 from $5.86 and income from continuing operations attributable to L-3 increased to $918 million from $745 million. The Q2 Items increased diluted EPS from continuing operations by $0.58 for the year ended December 31, 2008. Excluding the Q2 2008 Items, diluted EPS from continuing operations for the year ended December 31, 2008, would have increased by $0.99, or 17%, to $6.85 and income from continuing operations attributable to L-3 would have increased by $102 million, or 14%, to $847 million.

Diluted earnings per share and net income attributable to L-3:  For the year ended December 31, 2008, diluted EPS increased to $7.59 and net income attributable to L-3 increased to $938 million, which included a gain on the sale of METI of $33 million ($20 million after income taxes, or $0.16 per diluted share).

Diluted weighted average shares outstanding:  Diluted weighted average shares outstanding for the year ended December 31, 2008 decreased by 3.8 million shares, or 3%, compared to the year ended December 31, 2007. The decrease was due to repurchases of our common stock, partially offset by additional shares issued in connection with various employee stock-based compensation programs and contributions to employee savings plans made in common stock.

Reportable Segment Results of Operations

The table below presents selected data by reportable segment reconciled to consolidated totals. See Note 22 to our audited consolidated financial statements for our reportable segment data.

	Year Ended December 31,
	2009	2008(1)		2007(1)
	(dollars in millions)

Net sales:(2)
C3ISR	$3,095.0	$2,537.2		$2,277.5
Government Services	4,155.1	4,317.5		4,345.2
AM&M	2,826.4	2,672.6		2,548.9
Electronic Systems	5,538.2	5,373.8		4,788.9

Consolidated net sales	$15,614.7	$14,901.1		$13,960.5

Operating income:
C3ISR	$343.9	$244.4		$225.2
Government Services	396.7	425.7		406.5
AM&M	243.0	243.1		250.0
Electronic Systems	672.6	645.8	(3)	566.4

Total segment operating income	$1,656.2	$1,559.0	(3)	$1,448.1
Litigation Gain	—	125.6	(4)	—

Consolidated operating income	$1,656.2	$1,684.6		$1,448.1

Operating margin:
C3ISR	11.1%	9.6%		9.9%
Government Services	9.5%	9.9%		9.4%
AM&M	8.6%	9.1%		9.8%
Electronic Systems	12.1%	12.0	%(3)	11.8%
Total segment operating margin	10.6%	10.5	%(3)	10.4%
Litigation Gain	—%	0.8	%(4)	—%

Consolidated operating margin	10.6%	11.3%		10.4%

(1)	As a result of certain re-alignments in our management and organization structure as discussed in Note 2 to our audited consolidated financial statements, sales of $14.5 million and $11.7 million and operating income of $4.6 million and $3.0 million were reclassified from the C3ISR reportable segment to the Government Services reportable segment for the years ended December 31, 2008 and December 31, 2007, and sales of $15.2 million and $21.2 million and operating income of $2.2 million and $3.4 million were reclassified from the C3ISR reportable segment to the AM&M reportable segment for the years ended December 31, 2008 and December 31, 2007.

(2)	Net sales are after intercompany eliminations.

(3)	Total segment operating income includes the $12 million Product Line Divestiture gain and the $28 million Impairment Charge, which were recorded in the Electronic Systems reportable segment. The Product Line Divestiture gain and Impairment Charge, on a net basis, reduced total segment operating margin by 10 basis points and operating margin for the Electronic Systems reportable segment by 30 basis points for the year ended December 31, 2008.

(4)	Represents the $126 million Litigation Gain recorded in the second quarter of 2008.

C3ISR

	Year Ended December 31,				Year Ended December 31,		Increase/
	2009	2008	Increase		2008	2007	(Decrease)
			(dollars in millions)
Net sales	$3,095.0	$2,537.2	$557.8		$2,537.2	$2,277.5	$259.7
Operating income	343.9	244.4	99.5		244.4	225.2	19.2
Operating margin	11.1%	9.6%	150	bpts	9.6%	9.9%	(30	) bpts

2009 Compared with 2008

C3ISR net sales for the year ended December 31, 2009 increased by 22% compared to the year ended December 31, 2008 primarily due to increased demand and new business from the DoD for airborne ISR and networked communication systems for manned and unmanned platforms.

C3ISR operating income for the year ended December 31, 2009 increased 41% compared to the year ended December 31, 2008. Operating margin increased by 150 basis points. Higher sales volume, improved contract performance and a more favorable sales mix for airborne ISR and networked communication systems increased operating margin by 250 basis points. These increases were partially offset by an increase in pension expense of $32 million, which reduced operating margin by 100 basis points.

2008 Compared with 2007

C3ISR net sales for the year ended December 31, 2008 increased by 11% compared to the year ended December 31, 2007 driven by higher sales volume of $260 million primarily for continued demand and new contracts from the DoD for airborne ISR and networked communications systems for manned and unmanned platforms.

C3ISR operating income for the year ended December 31, 2008 increased by 9% compared to the year ended December 31, 2007. Operating margin decreased by 30 basis points. Higher costs for international airborne ISR systems reduced operating margin by 140 basis points. This decrease was partially offset by higher sales volume for airborne ISR systems and networked communications systems for the DoD and lower development costs for new secure communications products.

Government Services

	Year Ended December 31,				Year Ended December 31,		(Decrease)/
	2009	2008	Decrease		2008	2007	Increase
	(dollars in millions)
Net sales	$4,155.1	$4,317.5	$(162.4)		$4,317.5	$4,345.2	$(27.7)
Operating income	396.7	425.7	(29.0)		425.7	406.5	19.2
Operating margin	9.5%	9.9%	(40	) bpts	9.9%	9.4%	50	bpts

2009 Compared with 2008

Government Services net sales for the year ended December 31, 2009 decreased by 4% compared to the year ended December 31, 2008. Sales declined due to: (1) lower sales of Iraq-related linguist services of $226 million, (2) reduced subcontractor pass-through sales volume of $56 million related to task order renewals for U.S. Army systems and software engineering and sustainment (SSES) services which migrated to a contract where L-3 is not a prime contractor, (3) $37 million of lower sales volume due to the timing of deliveries for engineering support services to the DoD, and (4) $15 million of lower volume for intelligence support services for the U.S. Army and U.S. Government agencies. These decreases were partially offset by increases of $62 million primarily for IT support services for USSOCOM and the executive branch of the U.S. Government due to higher volume on new and existing contracts. Additionally, the increase in net sales from acquired businesses was $110 million, or 3%.

Government Services operating income for the year ended December 31, 2009 decreased by 7% compared to the year ended December 31, 2008. Operating margin decreased by 40 basis points. Lower margins on select contract renewals during 2009 and higher profit margins on certain fixed price contracts during 2008 reduced operating margin by 50 basis points for the year ended December 31, 2009 compared to the year ended December 31, 2008. Acquired businesses also reduced operating margin by 10 basis points. These decreases were partially offset by a decline in sales of lower margin linguist services, which increased operating margin by 20 basis points.

2008 Compared with 2007

Government Services net sales for the year ended December 31, 2008 decreased by 1% compared to the year ended December 31, 2007. A decline in sales of $319 million for linguist services was partially offset by an increase in sales of $227 million primarily for IT and software engineering solution services, training and other support services to the DoD. Total linguist-Iraq sales for the year ended December 31, 2008 were $399 million. The increase in net sales from acquired businesses, net of divestitures, was $64 million, or 1%.

Government Services operating income for the year ended December 31, 2008 increased by 5% compared to the year ended December 31, 2007. Operating margin for the year ended December 31, 2008 increased by 50 basis points. Operating margin increased by 10 basis points because of a decline in lower margin linguist sales. Higher sales for business areas other than linguist services and lower indirect costs as a percentage of sales increased operating margin by 80 basis points. These increases were partially offset by (1) 20 basis points due to lower sale prices on certain new contracts and (2) 20 basis points due to a $4 million litigation accrual for costs to settle a claim and $4 million for severance and other costs related to business realignment and consolidation activities.

Aircraft Modernization and Maintenance (AM&M)

	Year Ended December 31,		Increase/		Year Ended December 31,		Increase/
	2009	2008	(Decrease)		2008	2007	(Decrease)
	(dollars in millions)
Net sales	$2,826.4	$2,672.6	$153.8		$2,672.6	$2,548.9	$123.7
Operating income	243.0	243.1	(0.1)		243.1	250.0	(6.9)
Operating margin	8.6%	9.1%	(50	) bpts	9.1%	9.8%	(70	) bpts

2009 Compared with 2008

AM&M net sales for the year ended December 31, 2009 increased by 6% compared to the year ended December 31, 2008. The increase in sales was due to: (1) $217 million of higher sales volume primarily due to higher demand from existing contracts for systems field support services for U.S. Army and U.S. Air Force rotary and fixed wing training aircraft and U.S. Special Operations Forces logistics support and higher sales for new contracts, and (2) $61 million of higher sales for Joint Cargo Aircraft (JCA). These increases were partially offset by sales volume declines of $124 million for contract field services (CFS) as fewer task orders were received because of more competitors on the current contract that began on October 1, 2008.

AM&M operating income for the year ended December 31, 2009 remained substantially the same compared to the year ended December 31, 2008. Operating margin decreased by 50 basis points. Sales volume declines for CFS reduced operating margin by 40 basis points. Operating margins decreased by 30 basis points primarily due to cost increases on international aircraft modernization contracts. Higher pension expense reduced operating margin by 10 basis points. These decreases were partially offset by $10 million of charges to adjust litigation accruals during 2008 that did not recur in 2009, which increased operating margin by 30 basis points.

2008 Compared with 2007

AM&M net sales for the year ended December 31, 2008 increased by 5% compared to the year ended December 31, 2007. The increase in sales volume was primarily driven by $109 million in higher systems field support services and $118 million for JCA. These increases were partially offset by lower sales volume of

$44 million for the Canadian Maritime Helicopter program and lower aircraft modernization sales of $59 million for international customers and head-of-state aircraft for foreign government customers.

AM&M operating income for the year ended December 31, 2008 decreased by 3% compared to the year ended December 31, 2007. Operating margin for the year ended December 31, 2008 compared to the year ended December 31, 2007 decreased by 70 basis points. The year ended December 31, 2008 included $10 million of litigation accruals for costs to settle certain claims, which reduced operating margin by 30 basis points. Operating margin for the year ended December 31, 2008 compared to the year ended December 31, 2007 also declined by another 110 basis points due to a change in sales mix, primarily sales volume for JCA and lower international sales. These decreases were partially offset by 70 basis points because of improved contract performance.

Electronic Systems

	Year Ended December 31,				Year Ended December 31,
	2009	2008	Increase		2008	2007	Increase
	(dollars in millions)
Net sales	$5,538.2	$5,373.8	$164.4		$5,373.8	$4,788.9	$584.9
Operating income	672.6	645.8	26.8		645.8	566.4	79.4
Operating margin	12.1%	12.0%	10	bpts	12.0%	11.8%	20	bpts

2009 Compared with 2008

Electronic Systems net sales for the year ended December 31, 2009 increased by 3% compared to the year ended December 31, 2008, reflecting higher sales volume of: (1) $91 million for EO/IR products, primarily due to demand and deliveries on new and existing contracts, (2) $57 million for microwave products primarily due to deliveries of mobile and ground-based satellite communications systems and spare parts for the U.S. military, communication services primarily to the DoD, and higher sales volume for tactical signal intelligence systems, and (3) $33 million primarily for deliveries of tactical quiet generators for mobile electric power for the U.S. Armed Services, and new and follow-on contracts for shipboard electronics and power distribution, conditioning and conversion products primarily to the U.S. Navy. The increase in net sales from acquired businesses, net of divestitures, was $78 million, or 1%, and pertains mostly to the Electro-Optical Systems (EOS) business acquired on April 21, 2008, and to Chesapeake Sciences Corporation acquired on January 30, 2009. These sales increases were partially offset by decreases of: (1) $59 million for aviation products as a result of reduced demand from commercial customers caused by the global economic recession, and (2) $36 million for security & detection and undersea warfare due to delays in receipt of expected orders and timing of deliveries.

Electronic Systems operating income for the year ended December 31, 2009 increased by 4% compared to the year ended December 31, 2008. Operating margin of 12.1% for the year ended December 31, 2009 increased by 10 basis points compared to the year ended December 31, 2008. Excluding the Product Line Divestiture Gain ($12 million) and Impairment Charge ($28 million), operating margin for the year ended December 31, 2009 decreased by 20 basis points compared to operating margin of 12.3% for the year ended December 31, 2008. An increase in pension expense of $42 million reduced operating margin by 80 basis points. Operating margin increased by 40 basis points primarily due to higher sales volume and favorable sales mix for EO/IR products and power & control systems. Operating margin increased by 10 basis points due to $6 million of charges to adjust litigation accruals in 2008 that did not recur in 2009 and acquired businesses increased operating margin by 10 basis points.

2008 Compared with 2007

Electronic Systems net sales for the year ended December 31, 2008 increased by 12% compared to the year ended December 31, 2007 reflecting higher sales volume of (1) $118 million for power & control systems mostly for commercial shipbuilding, and power generation, distribution, conditioning and conversion products primarily for the U.S. Army and U.S. Navy, (2) $86 million for microwave products due to higher demand and deliveries of mobile satellite communications systems, satellite and space components, and communication services primarily to the DoD, (3) $65 million primarily for combat propulsion systems due to new and existing contracts, aviation products primarily related to spare parts for the U.S. military and data recorders for aviation and maritime markets, and acoustic undersea warfare products and ocean mapping related to new and existing contracts, (4) $56 million for precision engagement primarily related to new contracts and increased shipments on existing contracts for situational awareness systems and fuzing products, (5) $54 million for EO/IR products primarily due to increased demand and deliveries from new and existing contracts, and (6) $41 million for simulation & training primarily related to new contracts and timing of deliveries on existing contracts. These increases were partially offset by a decrease of $36 million for displays primarily due to timing of contractual deliveries and contracts completed or nearing completion. The increase in net sales from acquired businesses, net of divestitures, was $201 million, or 4%.

Electronic Systems operating income for the year ended December 31, 2008 increased by 14% compared to the year ended December 31, 2007. The year ended December 31, 2008 included a gain of $12 million for the Product Line Divestiture Gain and a non-cash Impairment Charge of $28 million. Excluding these two items, operating income was $661.1 million and operating margin for the year ended December 31, 2008 compared to December 31, 2007 increased 50 basis points to 12.3%. Operating margin increased by 70 basis points due to improved contract performance and higher sales across several business areas. These increases were partially offset by 10 basis points due to a $6 million litigation accrual for costs to settle a claim and 10 basis points because of a $7 million gain in the 2007 third quarter from the settlement of a third party claim that did not recur.

Liquidity and Capital Resources

Anticipated Sources and Uses of Cash Flow

Our primary source of liquidity is cash flow generated from operations. As of December 31, 2009, we also had $968 million of borrowings available under our Revolving Credit Facility, after reductions of $32 million for outstanding letters of credit, subject to certain conditions. Our Revolving Credit Facility matures on October 23, 2012. We currently believe that our cash from operating activities together with our cash on hand and available borrowings under our Revolving Credit Facility will be adequate for the foreseeable future to meet our anticipated requirements for working capital, capital expenditures, defined benefit plan contributions, commitments, contingencies, research and development expenditures, business acquisitions (depending on the size), contingent purchase price payments on previous business acquisitions, program and other discretionary investments, interest payments, income tax payments, L-3 Holdings’ dividends and share repurchases.

Our business may not continue to generate cash flow at current levels, and it is possible that currently anticipated improvements may not be achieved. If we are unable to generate sufficient cash flow from operations to service our debt, we may be required to reduce costs and expenses, sell assets, reduce capital expenditures, refinance all or a portion of our existing debt or obtain additional financing, which we may not be able to do on a timely basis, on satisfactory terms, or at all. Our ability to make scheduled principal payments or to pay interest on or to refinance our indebtedness depends on our future performance and financial results, which, to a certain extent, are subject to general conditions in or affecting the U.S. defense industry and to general economic, political, financial, competitive, legislative and regulatory factors beyond our control.

Holders of our $700 million Convertible Contingent Debt Securities may require us to repurchase them in whole or in part at a cash repurchase price equal to 100% of the principal amount (plus accrued and unpaid interest, including contingent interest and additional interest, if any) through the exercise of a “put” option on February 1, 2011. Furthermore, the first scheduled maturity of our existing debt is our $400 million 6 1/8% senior subordinated notes maturing on July 15, 2013.

On February 18, 2010, we entered into an agreement to acquire all the outstanding common stock of a business for approximately $613 million. We anticipate completing this acquisition in the second quarter of 2010, subject to customary closing conditions and regulatory approvals. We expect to fund the purchase price with cash on hand.

For a discussion of our recent debt refinancing during the fourth quarter of 2009, which improved our debt maturity profile and reduced our outstanding debt balance, see “— Financing Activities — Debt” on page 55.

Balance Sheet

Billed receivables decreased by $77 million to $1,149 million at December 31, 2009 from $1,226 million at December 31, 2008 due to collections for government services, power and control systems, marine services and combat propulsion systems. These decreases were partially offset by: (1) higher sales primarily for JCA and networked communications, (2) $21 million for acquired billed receivables, and (3) $9 million primarily for foreign currency translation adjustments.

Contracts in process increased $110 million to $2,377 million at December 31, 2009, from $2,267 million at December 31, 2008. The increase included $7 million for foreign currency translation adjustments, $24 million primarily for acquired contracts-in-process, and $79 million from:

•	Increases of $41 million in unbilled contract receivables primarily due to sales exceeding billings for ISR systems, systems field support services and precision engagement, partially offset by billings for undersea warfare products and government services; and

•	Increases of $38 million in inventoried contract costs across several business areas, primarily propulsion systems, microwave, networked communications and EO/IR products to support customer demand.

L-3’s receivables days sales outstanding (DSO) was 66 at December 31, 2009, compared with 69 at December 31, 2008. We calculate our DSO by dividing: (1) our aggregate end of period billed receivables and net unbilled contract receivables, by (2) our trailing 12 month sales adjusted, on a pro forma basis, to include sales from business acquisitions and exclude sales from business divestitures that we completed as of the end of the period, multiplied by the number of calendar days in the trailing 12 month period (365 days at December 31, 2009 and 366 days at December 31, 2008). Our trailing 12 month pro forma sales were $15,621 million at December 31, 2009 and $14,976 million at December 31, 2008.

Goodwill increased by $161 million to $8,190 million at December 31, 2009 from $8,029 million at December 31, 2008. The table below presents the changes in goodwill allocated to our reportable segments.

		Government		Electronic	Consolidated
	C3ISR	Services	AM&M	Systems	Total
	(in millions)

Balance at December 31, 2008(1)	$862	$2,313	$1,121	$3,733	$8,029
Business acquisitions	2	5	—	57	64
Foreign currency translation adjustments(2)	6	2	37	52	97

Balance at December 31, 2009	$870	$2,320	$1,158	$3,842	$8,190

(1)	As a result of certain re-alignments in our management and organization structure as discussed in Note 2 to our audited consolidated financial statements, $17 million of goodwill was reclassified from the C3ISR reportable segment to the Government Services reportable segment, and $17 million of goodwill was reclassified from the C3ISR reportable segment to the AM&M reportable segment.

(2)	The increase in goodwill from foreign currency translation adjustments was due to the weakening of the U.S. dollar during the year ended December 31, 2009 against the functional currencies of L-3’s foreign subsidiaries, primarily in Canada.

For the year ended December 31, 2009, the decrease in accounts payable was primarily due to the timing of invoices received and payments made for purchases from third-party vendors and subcontractors. The decrease in accrued employment costs was due to the timing of payroll dates and payments for salaries and wages. The decrease in advance payments and billings in excess of costs incurred was primarily due to the liquidation of balances on contracts for marine power and control systems and simulation & training, partially offset by an increase due to performance based billings for certain aircraft modernization and telemetry and advanced technology contracts. The increase in other liabilities was due to higher non-current income taxes payable primarily for uncertain income tax positions. Non-current deferred income tax liabilities increased primarily due to tax amortization of certain goodwill and other identifiable intangible assets.

Pension Plans

L-3 maintains defined benefit pension plans covering employees at certain of its businesses and approximately 22% of its employees. At December 31, 2009, L-3’s projected benefit obligation, which includes accumulated benefits plus the incremental benefits attributable to projected future salary increases for covered employees, was $1,964 million and exceeded the fair value of L-3’s pension plan assets of $1,304 million by $660 million. At December 31, 2008, L-3’s projected benefit obligation was $1,722 million and exceeded the fair value of L-3’s pension plan assets of $1,064 million by $658 million. The $2 million increase in our unfunded status was due to pension expense of $173 million for 2009, which was partially offset by (1) a decrease of $100 million in accumulated other comprehensive loss comprised of $57 million of amortization of net actuarial losses and prior service costs as a component of pension expense during 2009 and a $43 million net actuarial gain experienced in 2009, (2) employer pension contributions of $67 million and (3) a decrease of $4 million for foreign currency translation adjustments.

The 2009 decrease of $43 million in accumulated other comprehensive loss related to the net actuarial gain was primarily due to better than expected returns on our pension plan assets during 2009. The actuarial gains and losses that our pension plans experience are not recognized in pension expense in the year incurred, but rather are recorded as a component of accumulated other comprehensive income (loss) and amortized to pension expense in future periods over the estimated average remaining service periods of the covered employees. See Note 20 to our audited consolidated financial statements.

Our pension expense for 2009 was $173 million. We currently expect pension expense for 2010 to decrease $25 million to approximately $148 million primarily due to the actual return on plan assets for 2009, which was a gain of $212 million, or 20%. The decrease in 2010 pension expense is comprised of a $37 million decrease for lower amortization of net losses and higher expected return on plan assets, partially offset by a $12 million increase primarily for higher service and interest costs. The $37 million decrease is primarily due to the actual return on L-3’s plan assets in 2009 of $212 million discussed above and the $12 million increase is primarily due to the reduction in our weighted average discount rate from 6.49% at December 31, 2008 to 6.26% at December 31, 2009.

Our expected pension expense for 2010 may change when finalized due to a number of factors, including the effect of any future business acquisitions for which we assume liabilities for pension benefits, changes in headcount at our businesses that sponsor pension plans, actual pension plan contributions and changes (if any) to our pension assumptions for 2010, including the discount rate, expected long-term return on plan assets and salary increases.

Our contributions for 2009 were $67 million and we currently expect to contribute approximately $140 million to our pension plans in 2010. Actual 2010 pension contributions could be affected by L-3’s actual net cash from operating activities for 2010, as well as changes in the funded status of our pension plans during 2010. A substantial portion of our pension plan contributions for L-3’s businesses that are U.S. Government contractors are recoverable as allowable indirect contract costs at amounts generally equal to the annual pension contributions.

Our projected benefit obligation and annual pension expense are significantly affected by our discount rate assumption. For example, a reduction to the discount rate of 25 basis points would increase our projected benefit obligation at December 31, 2009 by approximately $65 million and our estimated pension expense for 2010 by approximately $9 million. Conversely, an increase to the discount rate of 25 basis points would have decreased our projected benefit obligation at December 31, 2009 by approximately $62 million, and our estimated pension expense for 2010 by approximately $8 million.

Statement of Cash Flows

The table below provides a summary of our cash flows from operating, investing, and financing activities for the periods indicated.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Net cash from operating activities	$1,407	$1,387	$1,270
Net cash used in investing activities	(272)	(432)	(388)
Net cash used in financing activities	(1,005)	(840)	(464)

Operating Activities

2009 Compared with 2008.  We generated $1,407 million of cash from operating activities during the year ended December 31, 2009, an increase of $20 million compared with $1,387 million generated during the year ended December 31, 2008. The increase was due to less net cash used of $61 million for changes in operating assets and liabilities primarily for billed receivables, contracts in process, other current liabilities (mainly the Litigation Gain) and pension and postretirement benefits, partially offset by more cash used for changes in accounts payable, accrued employment costs, accrued expenses, and advance payments and billings in excess of costs incurred. This increase was partially offset by: (1) a decrease in net income of $38 million, and (2) lower non-cash expenses of $3 million, primarily due to lower deferred income taxes. The net cash used from changes in operating assets and liabilities is further discussed above under “Liquidity and Capital Resources — Balance Sheet” on page 53.

2008 Compared with 2007.  We generated $1,387 million of cash from operating activities during the year ended December 31, 2008, an increase of $117 million compared with $1,270 million generated during the year ended December 31, 2007. The increase was due to (1) an increase in net income of $195 million, and (2) higher non-cash expenses of $62 million, primarily due to higher deferred income taxes and the non-cash Impairment Charge, partially offset by (3) $140 million of more cash used for changes in operating assets and liabilities, primarily for other current liabilities (mainly the Litigation Gain) and income taxes.

Interest Payments.  Our cash from operating activities included interest payments on debt of $237 million for the year ended December 31, 2009, $267 million for the year ended December 31, 2008, and $280 million for the year ended December 31, 2007. Our interest expense also included amortization of deferred debt issue costs and bond discounts and deferred gains on terminated interest rate swap agreements, which are non-cash items.

Investing Activities

During 2009, we used $272 million of cash primarily to: (1) acquire a business and pay the remaining contractual purchase price for a business acquisition completed prior to January 1, 2009 for a total of $90 million, and (2) make $186 million of capital expenditures.

During 2008, we used $283 million of cash primarily to: (1) acquire four businesses discussed under “Business Acquisitions”, (2) pay earnouts and the remaining contractual purchase price for certain business acquisitions completed prior to January 1, 2008, and (3) increase our ownership interest in METI by 5% from 80% to 85%. We also used $218 million of cash for capital expenditures. Investing activities for the year ended December 31, 2008 included a $63 million source of cash in the aggregate from the sale of METI on October 8, 2008 and the sale of the PMD product line during the second quarter.

During 2007, we used $235 million of cash for business acquisitions. We paid $207 million in connection with our 2007 business acquisitions discussed under “Business Acquisitions.” We also paid $17 million for earnouts and $11 million primarily for the remaining contractual purchase prices, for the Crestview and TRL business acquisitions made prior to January 1, 2007. We also used $157 million for capital expenditures.

Financing Activities

Debt

At December 31, 2009, total outstanding debt was $4,112 million, of which, $996 million were senior notes and $3,116 million were senior subordinated notes, compared to $4,493 million at December 31, 2008, all of which were comprised of senior subordinated notes. At December 31, 2009, borrowings available under our revolving credit facility were $968 million, after reduction for outstanding letters of credit of $32 million. We also have $328 million of other standby letters of credit at December 31, 2009, that may be drawn upon in the event we do not perform on certain of our contractual requirements. There were no borrowings outstanding under our Revolving Credit Facility at December 31, 2009. Our outstanding debt matures between July 15, 2013 and August 1, 2035. See Note 10 to our audited consolidated financial statements for the components of our long-term debt at December 31, 2009.

Debt Issuances and Repayments.  On October 2, 2009, L-3 Communications issued $1 billion of the outstanding notes. The outstanding notes have an effective interest rate of 5.25% and were issued at a discount of $4 million. Interest on the outstanding notes is payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2010. The net cash proceeds from that offering amounted to approximately $987 million after deducting the discounts, commissions and estimated expenses, and were used, together with cash on hand, to redeem L-3 Communications’ outstanding $750 million 7 5/8% Senior Subordinated Notes due in 2012 on November 2, 2009 and to repay L-3 Communications’ outstanding $650 million term loan on October 7, 2009. In connection with the redemption of the 2002 Notes, we recorded a debt retirement charge in the fourth quarter of 2009 of approximately $10 million ($6 million after income tax, or $0.05 per diluted share).

On October 23, 2009, L-3 Communications replaced its $1 billion revolving credit facility that was scheduled to expire on March 9, 2010, with a new $1 billion three-year Revolving Credit Facility maturing on October 23, 2012.

Credit Ratings. Our credit ratings as of February 2010 are as follows:

Rating Agency	Senior Debt	Subordinated Debt

Standard & Poor’s	BBB−	BB+
Fitch Ratings	BBB−	BB+
Moody’s Investors Service	Baa2	Ba2

Agency credit ratings are not a recommendation to buy, sell or hold any security, and they may be revised or withdrawn at any time by the rating agency. Each agency’s rating should be evaluated independently of any other agency’s rating. The system and the number of rating categories can vary widely from rating agency to rating agency. Customers usually focus on claims-paying ratings, while creditors focus on debt ratings. Investors use both to evaluate a company’s overall financial strength. The ratings issued on L-3 Communications or its subsidiaries by any of these agencies are announced publicly and are available from the agencies. Our ability to access the capital markets could be impacted by a downgrade in one or more of our debt ratings. If this were to occur, we could incur higher borrowing costs.

Debt Covenants and Other Provisions.  The Revolving Credit Facility, outstanding notes and senior subordinated notes contain financial and/or other restrictive covenants. See Note 10 to our audited consolidated financial statements for a description of our debt and related financial covenants, including dividend payment and share repurchase restrictions and cross default provisions. As of December 31, 2009, we were in compliance with our financial and other restrictive covenants.

Guarantees.  The borrowings under the Revolving Credit Facility are fully and unconditionally guaranteed by L-3 Holdings and by substantially all of the material wholly-owned domestic subsidiaries of L-3 Communications on an unsecured senior basis. The payment of principal and premium, if any, and interest on the outstanding notes are fully and unconditionally guaranteed, on an unsecured senior basis, jointly and severally, by L-3 Communications’ material wholly-owned domestic subsidiaries that guarantee any of our other indebtedness. The payment of principal and premium, if any, and interest on the senior subordinated notes are fully and unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by L-3 Communications’ material wholly-owned domestic subsidiaries that guarantee any of our other indebtedness. The payment of principal and premium, if any, and interest on the CODES are fully and unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by certain of L-3 Holdings’ wholly-owned domestic subsidiaries.

Subordination.  The guarantees of the Revolving Credit Facility and the outstanding notes rank senior to the guarantees of the senior subordinated notes and the CODES and rank pari passu with each other. The guarantees of the senior subordinated notes and CODES rank pari passu with each other and are junior to the guarantees of the Revolving Credit Facility and outstanding notes.

Equity

During 2009 and 2008, L-3 Holdings’ Board of Directors authorized the following quarterly cash dividends:

		Cash Dividends		Total Dividends
Date Declared	Record Date	Per Share	Date Paid	Paid
				(in millions)

2009
February 5	February 19	$0.35	March 16	$42
April 28	May 18	$0.35	June 15	$41
July 14	August 17	$0.35	September 15	$41
October 6	November 17	$0.35	December 15	$41

2008
February 5	February 19	$0.30	March 17	$37
April 29	May 16	$0.30	June 16	$37
July 8	August 18	$0.30	September 15	$37
October 7	November 17	$0.30	December 15	$36

On February 2, 2010, L-3 Holdings announced that its Board of Directors had increased L-3 Holdings’ regular quarterly cash dividend by 14% to $0.40 per share, payable on March 15, 2010, to shareholders of record at the close of business on March 1, 2010.

On February 1, 2010, the number of holders of L-3 Holdings’ common stock was approximately 66,000. On February 25, 2010, the closing price of L-3 Holdings common stock, as reported by the NYSE, was $91.05 per share.

For the year ended December 31, 2009, L-3 repurchased $505 million or 7.0 million shares of its common stock compared to $794 million or 8.5 million shares of its common stock for the year ended December 31, 2008 and $500 million, or 5.2 million shares of its common stock for the year ended December 31, 2007.

Contractual Obligations

The table below presents our estimated total contractual obligations at December 31, 2009, including the amounts expected to be paid or settled for each of the periods indicated below.

		Payments Due by Period
		Less than				More than
Contractual Obligations	Total	1 Year		1–3 Years	3–5 Years	5 Years
				(in millions)

L-3 Communications long-term debt(1)	$3,450	$—		$—	$800	$2,650
L-3 Holdings long-term debt(1)(2)	700	—		—	—	700
Interest payments(3)	1,794	224		448	389	733
Non-cancelable operating leases(4)	770	166		264	151	189
Notes payable and capital lease obligations	11	1		1	—	9
Purchase obligations(5)	2,087	1,804		259	23	1
Other long-term liabilities(6)	302	153	(7)	69	10	70

Total(8)	$9,114	$2,348		$1,041	$1,373	$4,352

(1)	Represents principal amount of long-term debt and only includes scheduled principal payments.

(2)	As of July 29, 2009, the CODES are convertible into cash and shares of L-3 Holdings’ common stock based on a conversion rate of 9.9862 shares of L-3 Holdings common stock per one thousand dollars in principal amount of the CODES (equivalent to a conversion price of $100.14 per share). The conversion feature of the CODES may require L-3 Holdings to settle the $700 million principal amount with the holders of the CODES if L-3 Holdings common stock price is more than 120% of the then current conversion price (currently $120.17) for a specified period, and if the settlement amount exceeds the principal amount, the excess will be settled in cash or stock or a combination thereof, at our option. At any time on or after February 1, 2011, the CODES are subject to redemption at the option of L-3 Holdings, in whole or in part, at a cash redemption price (plus accrued and unpaid interest, including contingent interest and additional interest, if any) equal to 100% of the principal amount of the CODES. See Note 10 to our audited consolidated financial statements for additional information regarding the CODES, including conditions for conversion and contingent interest features. L-3 Holdings stock price on February 25, 2010 was $91.05.

(3)	Represents expected interest payments on L-3’s long-term debt balance as of December 31, 2009 using the stated interest rate on our fixed rate debt, assuming that current borrowings remain outstanding to the contractual maturity date.

(4)	Non-cancelable operating leases are presented net of estimated sublease rental income.

(5)	Represents open purchase orders at December 31, 2009 for amounts expected to be paid for goods or services that are legally binding.

(6)	Other long-term liabilities primarily consist of workers compensation and deferred compensation for the years ending December 31, 2011 and thereafter and also include pension and postretirement benefit plan contributions that we expect to pay in 2010.

(7)	Our pension and postretirement benefit plan funding policy is generally to contribute in accordance with cost accounting standards that affect government contractors, subject to the Internal Revenue Code and regulations thereon. For 2010, we expect to contribute approximately $140 million to our pension plans and approximately $13 million to our postretirement benefit plans. Due to the current uncertainty of the amounts used to compute our expected pension and postretirement benefit plan funding, we believe it is not practicable to reasonably estimate such future funding for periods in excess of one year and we may decide or be required to contribute more than we expect to our pension and postretirement plans.

(8)	Excludes all income tax obligations, a portion of which represents unrecognized tax benefits in connection with uncertain tax positions taken, or expected to be taken on our income tax returns as of December 31, 2009 since we cannot determine the time period of future tax consequences. For additional information regarding income taxes, see Note 17 to our audited consolidated financial statements.

Off Balance Sheet Arrangements

The table below presents our estimated total contingent commitments and other guarantees at December 31, 2009, including the amounts expected to be paid or settled for each of the periods indicated below.

		Payments Due by Period
					2015 and
Contingent Commitments	Total	2010	2011-2012	2013-2014	Thereafter
	(in millions)

Standby letters of credit under our Revolving Credit Facility(1)	$32	$29	$3	$—	$—
Other standby letters of credit(1)	328	264	55	3	6
Other guarantees(2)	49	46	—	—	3
Contingent commitments for earnout payments on business acquisitions(3)	22	19	3	—	—

Total	$431	$358	$61	$3	$9

(1)	Represents outstanding letters of credit with financial institutions covering performance and financial guarantees per contractual requirements with certain customers. These letters of credit may be drawn upon in the event of L-3’s nonperformance.

(2)	Represents the minimum guarantees made by L-3 or lessee (i) under the purchase option for certain operating leases in which the lease renewal is not exercised and (ii) for 50% of certain bank debt related to a joint venture arrangement (see Note 19 to our audited consolidated financial statements for a description of these guarantees).

(3)	Represents potential additional contingent purchase payments for business acquisitions that are contingent upon the post-acquisition financial performance or certain other performance conditions of the acquired businesses in accordance with the contractual purchase agreement.

Legal Proceedings and Contingencies

We are engaged in providing products and services under contracts with the U.S. Government and, to a lesser degree, under foreign government contracts, some of which are funded by the U.S. Government. All such contracts are subject to extensive legal and regulatory requirements, and, periodically, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. Under U.S. Government procurement regulations, an indictment by a federal grand jury could result in the suspension for a period of time from eligibility for awards of new government contracts. A conviction could result in debarment from contracting with the federal government for a specified term. Additionally, in the event that U.S. Government budget and expenditures for products and services of the type we manufacture and provide are reduced, there may be a reduction in our sales volume. We are currently cooperating with the U.S. Government on several investigations, none of which we anticipate will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

We continually assess our obligations with respect to applicable environmental protection laws. While it is difficult to determine the timing and ultimate cost that we will incur to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which we are aware, we believe that even without considering potential insurance recoveries, if any, there are no environmental loss contingencies that, in the aggregate, would be material to our consolidated financial position, results of operations or cash flows. Also, we have been periodically subject to litigation, government investigations, proceedings, claims or assessments and various contingent liabilities incidental to our business. We accrue for these contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. For a description of our legal proceedings and contingencies, see Note 19 to our audited consolidated financial statements.

Subsequent to the date on which our audited consolidated financial statements were issued, a decision was rendered in the legal matter identified in Note 19 as Bashkirian Airways. On March 9, 2010, the court ruled in favor of plaintiffs and found ACSS to be liable for approximately $6.7 million in compensatory damages. We believe that the ruling and the damages awarded are inconsistent with the law and the evidence presented at trial, and currently intend to file an appeal.

Derivative Financial Instruments and Other Market Risk

Included in our derivative financial instruments are foreign currency forward contracts. All of our derivative financial instruments that are sensitive to market risk are entered into for purposes other than trading.

Interest Rate Risk.  Our Revolving Credit Facility is subject to variable interest and is therefore sensitive to changes in interest rates. The interest rates on the outstanding notes, senior subordinated notes, and CODES are fixed-rate and are not affected by changes in interest rates. Additional data on our debt obligations and our applicable borrowing spreads included in the interest rates we would pay on borrowings under the Revolving Credit Facility, if any, are provided in Note 10 to our audited consolidated financial statements.

Foreign Currency Exchange Risk.  Our U.S. and foreign businesses enter into contracts with customers, subcontractors or vendors that are denominated in currencies other than their functional currencies. To protect the functional currency equivalent cash flows associated with certain of these contracts, we enter into foreign currency forward contracts, which are generally designated and accounted for as cash flow hedges. At December 31, 2009, the notional value of foreign currency forward contracts was $352 million and the net fair value of these contracts was an asset of $6 million. The notional values of our foreign currency forward contracts with maturities ranging through 2014 and thereafter are presented in the table below.

	Year of Maturity
	2010	2011	2012	2013	2014 and Thereafter
	(in millions)

Notional value	$225	$70	$25	$14	$18

Backlog and Orders

We define funded backlog as the value of funded orders received from customers, less the cumulative amount of sales recognized on such orders. We define funded orders as the value of contract awards received from the U.S. Government, for which the U.S. Government has appropriated funds, plus the value of contract awards and orders received from customers other than the U.S. Government. The table below presents our funded backlog;

percent of funded backlog at December 31, 2009 expected to be recorded as sales in 2010 and funded orders for each of our reportable segments.

			Percentage of
			December 31, 2009
			Funded Backlog
	Funded Backlog		Expected to be
	at December 31,		Recorded as	Funded Orders
	2009	2008	Sales in 2010	2009	2008
	(in millions)			(in millions)

Reportable Segment:
C3ISR	$2,313	$2,267	74%	$3,156	$2,963
Government Services	1,847	2,224	86	3,717	4,512
AM&M	1,655	1,855	86	2,594	2,947
Electronic Systems	5,047	5,226	69	5,264	6,110

Consolidated	$10,862	$11,572	76%	$14,731	$16,532

Our funded backlog does not include the full potential value of our contract awards, including those pertaining to multi-year, cost-plus type contracts, which are generally funded on an annual basis. Funded backlog also excludes the potential future orders and related sales from unexercised priced contract options that may be exercised by customers under existing contracts and the potential future orders and related sales of purchase orders that we may receive in the future under indefinite quantity contracts or basic ordering agreements during the term of such agreements.

Accounting Standards Issued and Not Yet Implemented

For a discussion of accounting standards issued and not yet implemented, see Note 2 to our audited consolidated financial statements.

Inflation

The effect of inflation on our sales and earnings has not been significant. Although a majority of our sales are made under long-term contracts (revenue arrangements), the selling prices of such contracts, established for deliveries in the future, generally reflect estimated costs to be incurred in these future periods. In addition, some of our contracts provide for price adjustments through cost escalation clauses.

BUSINESS

Overview

L-3 is a prime system contractor in Command, Control, Communications, Intelligence, Surveillance and Reconnaissance (C3ISR) systems, government services, and aircraft modernization and maintenance. L-3 is also a leading provider of high technology products, subsystems and systems. Our customers include the United States (U.S.) Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security (DHS), U.S. Department of State (DoS), U.S. Department of Justice (DoJ), allied foreign governments, domestic and foreign commercial customers and select other U.S. federal, state and local government agencies.

For the year ended December 31, 2009, we generated sales of $15.6 billion, operating income of $1,656 million and net cash from operating activities of $1,407 million. The table below presents a summary of our 2009 sales by major category of end customer. For a more detailed presentation of our sales by end customer, see “Major Customers” on page 74.

		% of
	2009 Sales	Total Sales
	(in millions)

DoD	$11,932	76%
Other U.S. Government	1,127	7

Total U.S. Government	$13,059	83%
Foreign governments	1,082	7
Commercial — foreign	867	6
Commercial — domestic	607	4

Total sales	$15,615	100%

We have the following four reportable segments: (1) C3ISR, (2) Government Services, (3) Aircraft Modernization and Maintenance (AM&M), and (4) Electronic Systems (previously named Specialized Products). During the 2009 fourth quarter, we renamed our Specialized Products reportable segment Electronic Systems to better describe the nature of the segment’s businesses. Financial information for our reportable segments, including financial information about geographic areas, is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and in Note 22 to our audited consolidated financial statements.

Business Strategy

Our business strategy is customer-focused and aims to increase shareholder value by providing products and services to our customers that create value for them with responsive, high-quality and affordable solutions. Financially, our emphasis is on sustainably growing earnings per share and cash flow. Our strategy involves a flexible and balanced combination of organic growth, cost reductions, select business acquisitions and divestitures, and dividends and share repurchases, enabling us to grow the Company and also return cash to our shareholders. We intend to maintain and expand our position as a leading prime system contractor and supplier of products, subsystems, systems and services to the DoD, other U.S. Government agencies, allied foreign governments and commercial customers, both domestic and international. Our strategy includes the elements discussed below.

Entrepreneurial, Accountable and Results-Driven Culture.  A key part of L-3’s strategy is to create an entrepreneurial, accountable, and results-driven culture that is focused on meeting our customer’s needs and on achieving L-3’s strategic goals and growth objectives. L-3’s culture is made up of diverse people providing creative solutions and ideas in an environment that fosters teamwork and collaboration across our business units. Operating with integrity and with a commitment to the highest standards of ethical conduct is an important part of our strategy to build and maintain the trust of our customers, shareholders, employees, suppliers and communities where we live and work.

Focus On Outstanding Program Performance.  We believe that outstanding performance on our existing programs and contracts in terms of on-budget, on-schedule and in accordance with our contractual obligations is the foundation for successfully meeting our objectives of expanding L-3’s prime contractor and supplier positions and growing sales organically. We believe that a prerequisite for growing and winning new business is to retain our existing business by successfully meeting the performance criteria in our existing contracts. We will continue to focus on delivering superior contract performance to our customers in order to maintain our reputation as an agile and responsive contractor and to differentiate ourselves from our competitors.

Expand our Prime Contractor and Supplier Positions.  We intend to expand our prime system contractor roles in select business areas where we have domain expertise, including C3ISR, aircraft modernization and maintenance and government technical services. We also intend to enter into “teaming” arrangements with other prime system contractors and platform original equipment manufacturers to compete for select new business opportunities. As an independent supplier of a broad range of products, subsystems and systems in several key business areas, our growth will partially be driven by expanding our share of existing programs and participating in new programs. We also expect to identify opportunities to use our customer relationships and leverage the capabilities of our various businesses, including proprietary technologies, to expand the scope of our products and services to existing and new customers. Furthermore, we intend to continue to supplement our growth by participating in and competing for new programs internationally, particularly in Canada, the United Kingdom and Australia.

Align Research & Development with Customer Priorities.  We intend to continue to align our products, services, internal investments in research and development and business development activities to proactively address customer priorities and requirements. We also intend to grow our sales through the introduction of new products and services and continued increased collaboration among our businesses to offer the best quality and competitive solutions and services to our customers.

Grow Sales Organically and Selectively Acquire Businesses.  We intend to use our existing prime contractor and supplier positions and internal investments to grow our sales organically. We expect to continue to benefit from our positions as a supplier to multiple bidders on select prime contract bids. We plan to maintain our diversified and broad business mix with its limited reliance on any single contract, follow-on or new business opportunities. We also expect to continue to supplement our organic sales growth by selectively acquiring businesses that add new products, services, technologies, programs and contracts, or provide access to select customers and provide attractive returns on investment.

Continuously Improve our Cost Structure and Business Processes.  We intend to continue to aggressively improve and reduce our direct contract costs and overhead costs, including general and administrative costs. Effective management of labor, material, subcontractor and other direct costs is a primary element of favorable contract performance. We also intend to grow sales at a faster rate than overhead costs. We believe continuous cost improvement will enable us to increase our cost competitiveness, expand our operating margin and selectively invest in new product development, bids and proposals and other business development activities to organically grow sales.

Collaborate to Increase Growth Opportunities.  We intend to continue to collaborate among our diversified businesses to develop new business opportunities. The combination of our leading technologies and our speed and agility to meet customer requirements and priorities will allow us to accelerate our shift from a “black box” provider to a system solutions provider.

Selected Recent Business Acquisitions and Business and Product Line Dispositions

During the year ended December 31, 2009, we used cash of $90 million for business acquisitions. We did not sell any businesses or dispose of any product lines during 2009. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Business Acquisitions and Business and Product Line Dispositions” on page 36 for additional details about our 2009 business acquisitions, including their aggregate purchase prices.

Products and Services

Our four reportable segments provide a wide range of products and services to various customers and are described below.

C3ISR Reportable Segment

In 2009, C3ISR net sales of $3,095 million represented 20% of our total net sales. The businesses in this segment provide products and services for the global ISR market, specializing in signals intelligence (SIGINT) and communications intelligence (COMINT) systems. These products and services provide to the warfighter in real-time, the unique ability to collect and analyze unknown electronic signals from command centers, communication nodes and air defense systems for real-time situational awareness and response. The businesses in this reportable segment also provide C3 systems, networked communications systems and secure communications products for military and other U.S. Government and foreign government intelligence, reconnaissance and surveillance applications. We believe that these products and services are critical elements for a substantial number of major command, control and communication, intelligence gathering and space systems. These products and services are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring, and dissemination functions of these communication systems. Major products and services for this reportable segment include:

•	highly specialized fleet management sustainment and support, including procurement, systems integration, sensor development, modifications and periodic depot maintenance for SIGINT and ISR special mission aircraft and airborne surveillance systems;

•	strategic and tactical SIGINT systems that detect, collect, identify, analyze and disseminate information;

•	secure data links that enable real-time information collection and dissemination to users of networked communications for airborne, satellite, ground and sea-based remote platforms, both manned and unmanned;

•	secure terminal and communication network equipment and encryption management; and

•	communication systems for surface and undersea vessels and manned space flights.

The table below provides additional information for the systems, products and services, selected applications and selected platforms or end users of our C3ISR reportable segment.

Systems/Products/Services	Selected Applications	Selected Platforms/End Users
ISR Systems
• Prime mission systems integration, sensor development and operations and support	• Signal processing, airborne SIGINT applications, antenna technology, real-time process control and software development	• U.S. Air Force (USAF), United Kingdom (U.K.) Ministry of Defence (MoD) and other allied foreign militaries ISR aircraft platforms

• Fleet management of special mission aircraft, including avionics and mission system upgrades and logistics support	• Measurement collection and signal intelligence, special missions	• DoD and classified customers within the U.S. Government

• ISR operations and support	• Data link support and services, special applications, classified projects, spares and repairs	• USAF and U.S. Army ISR aircraft platforms
Networked Communications

• Airborne, space and surface data link terminals, ground stations, and transportable tactical SATCOM (satellite communications) systems	• High performance, wideband secure communication links for relaying of intelligence and reconnaissance information	• Manned aircraft, unmanned aerial vehicles (UAVs), naval ships, ground vehicles and satellites for the DoD

• Multi-band Manpack Receivers	• Portable, ruggedized terminals used for receiving reconnaissance video and sensor data from multiple airborne platforms	• U.S. Special Operations Command (USSOCOM), USAF and other DoD customers

• Satellite command and control sustainment and support	• Software integration, test and maintenance support, satellite control network and engineering support for satellite launch systems	• USAF Space Command (AFSC), USAF Satellite Control Network and launch ranges
Secure Communications Products

• Secure communication terminals and equipment, and secure network encryption products	• Secure and non-secure voice, data and video communication for office, battlefield and secure internet protocol (IP) network applications	• DoD and U.S. Government intelligence agencies

• Ground-based satellite communication terminals and payloads	• Interoperable, transportable ground terminals	• DoD and U.S. Government intelligence agencies

• Shipboard communications systems	• Internal and external communications (radio rooms)	• U.S. Navy (USN), U.S. Coast Guard (USCG) and allied foreign navies

Government Services Reportable Segment

In 2009, Government Services net sales of $4,155 million represented 27% of our total net sales. The businesses in this segment provide a full range of engineering, technical, analytical, information technology (IT), advisory, training, logistics and support services to the DoD, DoS, DoJ and U.S. Government intelligence agencies and allied foreign governments. Major services for this reportable segment include:

•	communication software support, information technology services and a wide range of engineering development services and integration support;

•	high-end engineering and information systems support services used for command, control, communications and ISR architectures, as well as for air warfare modeling and simulation tools for applications used by the DoD, DHS and U.S. Government intelligence agencies, including missile and space systems, UAVs and manned military aircraft;

•	developing and managing extensive programs in the United States and internationally that focus on teaching, training and education, logistics, strategic planning, organizational design, democracy transition and leadership development;

•	human intelligence support and other services, including linguist and translation services and related management to support contingency operations and current intelligence-gathering requirements;

•	Command & Control Systems and Software services in support of maritime and expeditionary warfare;

•	intelligence, analysis and solutions support to the DoD, including the U.S. Armed Services combatant commands and the U.S. Government intelligence agencies, including those within the U.S. Armed Services;

•	technical and management services, which provide support of intelligence, logistics, C3 and combatant commands; and

•	conventional high-end enterprise IT support, systems and other services to the DoD and other U.S. federal agencies.

The table below provides additional information for the systems, products and services, selected applications and selected platforms or end users of our Government Services reportable segment.

Systems/Products/Services	Selected Applications	Selected Platforms/End Users
Training and Operational Support

• Training systems, courseware and doctrine development	• Training, leadership development and education services for U.S. and allied foreign armed forces, counterintelligence and law enforcement personnel	• U.S. Army, U.S. Marine Corps (USMC), DoS, DoJ and allied foreign governments

• Acquisition management and staff augmentation	• Rapid fielding support for combatants and physical location management	• U.S. Army

• Weapons Training Systems	• Laser marksmanship training systems and advanced integrated technologies for security products and services	• DoD and law enforcement agencies

• Specialized management, policy and training in energy, environmental and natural resource management
• Water and Coastal resource management, sustainable agriculture and food security, climate change mitigation strategies, emergency preparedness, response and reconstruction, power sector restructuring and energy economics and finance
• U.S. Agency for International Development, foreign governments, World Bank and Non-Governmental Organizations

Enterprise IT Solutions

• Network and enterprise administration and management	• Systems engineering, assurance and risk management, network and systems administration, management, software development and life cycle support and systems integration	• U.S. Army, U.S. Joint Chiefs of Staff, USAF, USSOCOM, Federal Aviation Administration (FAA) and NASA

• Systems acquisition and advisory support and comprehensive operational support services	• Requirements definition, program management, planning and analysis, systems engineering, integration and development, intelligence analysis and managing and network engineering	• U.S. Army, USAF, USN and DHS

Intelligence Solutions and Support

• System support and concept operations (CONOPS)	• C3ISR, modeling and simulation	• DoD, U.S. Missile Defense Agency (MDA), U.S. Government intelligence agencies, and NASA

• IT services	• IT infrastructure modernization and operations	• U.S. Government intelligence agencies and U.K. MoD

• Information management and IT systems support and software design, development and systems integration	• Intelligence and operations support, C3 systems, network centric operations and information operations	• DoD and U.S. Government intelligence agencies

Systems/Products/Services	Selected Applications	Selected Platforms/End Users

• Linguistic, interpretation, translation and analyst services	• Counterintelligence, threat protection and counter terrorism	• U.S. Army

Command & Control Systems and Software

• Software engineering/software sustainment, operations analysis, research, technical analysis, training and test and evaluation	• Software, systems and field services support for C4ISR Systems, fixed and rotary wing aircraft, naval vessels and ground vehicles	• U.S. Army, USN and USMC

• Communication systems and software engineering services	• Value-added, critical software support for C3 ISR systems, electronic warfare and fire support systems	• U.S. Army Communications — Electronics Command (CECOM)

• Acquisition and Procurement Support	• Support defense acquisition programs, develop acquisition roadmaps, capability assessments and develop requirements	• U.S. Army, USN and USMC

• Systems Engineering and Integration Support	• System design and development, platform simulations, systems testing, prototype development and deployment and hardware and software integration	• USMC, U.S. Army and, USSOCOM

Global Security & Engineering Solutions

• Surveillance systems and products, including installation and logistics support	• Remote surveillance for U.S. borders	• DHS

• Security Solutions	• Border security systems, area surveillance and access control, critical infrastructure protection, continuity planning and emergency management	• DHS, USMC and Customs and Border Patrol

• Engineering and technical solutions
• Systems engineering and design, analysis and integration, technical support and test & evaluation, Weapons of Mass Destruction (WMD) effects analysis and Improvised Explosive Device (IED) counter measures
• DoD and U.S. Government agencies

• Program management and operational support	• Command center operations, systems acquisitions, emergency management training, continuity of operations and government planning	• Federal Emergency Management Agency, FAA, Joint Task Force — Civil Support

Aircraft Modernization and Maintenance (AM&M) Reportable Segment

In 2009, AM&M net sales of $2,827 million represented 18% of our total net sales. The businesses in this segment provide modernization, upgrades and sustainment, maintenance and logistics support services for military and various government aircraft and other platforms. We sell these services primarily to the DoD, the Canadian Department of National Defense (DND) and other allied foreign governments. Major products and services for this reportable segment include:

•	engineering, modification, maintenance, logistics and upgrades for aircraft, vehicles and personnel equipment;

•	turnkey aviation life cycle management services that integrate custom developed and commercial off-the-shelf products for various military fixed and rotary wing aircraft, including heavy maintenance and structural modifications and interior modifications and construction; and

•	aerospace and other technical services related to large fleet support, such as aircraft and vehicle modernization, maintenance, repair and overhaul, logistics, support and supply chain management, primarily for military training, tactical, cargo and utility aircraft.

The table below provides additional information for the systems, products and services, selected applications and selected platforms or end users of our AM&M reportable segment.

Systems/Products/Services	Selected Applications	Selected Platforms/End Users

Aircraft and Base Support Services

• Logistics support, maintenance and refurbishment	• Aircraft maintenance repair and overhaul, flight operations support for training, cargo and special mission aircraft	• U.S. Army, USAF, USN, USSOCOM, Canadian DND and other allied foreign militaries

• Contract Field Teams (CFT)	• Deployment of highly mobile, quick response field teams to customer locations to supplement the customer’s resources for various ground vehicles and aircraft	• U.S. Army, USAF, USN and USMC

• Contractor operated and managed base supply (COMBS)	• Inventory management activities relating to flight support and maintenance, including procurement and field distribution	• Military training and cargo aircraft

Aircraft Modernization

• Modernization and life extension maintenance upgrades and support	• Aircraft structural modifications and inspections, installation of mission equipment, navigation and avionics products, interior modifications	• USN, USAF, USSOCOM, Canadian DND, Royal Australian Air Force, other allied foreign governments, various military, fixed and rotary wing aircraft, very important person and head of state aircraft

• Fabrication and assembly of fixed and rotary wing aeronautical structures	• Rotary wing cabin assemblies, new and modified wings and subassemblies, and parts fabrication for original equipment manufacturers	• U.S. Army, USN, USMC and Canadian DND

Electronic Systems Reportable Segment

In 2009, Electronic Systems net sales of $5,538 million represented 35% of our total net sales. The businesses in this reportable segment provide a broad range of products, including components, products, subsystems, systems, and related services to military and commercial customers in several niche markets. The table below provides a summary of the segment’s business areas and the percentage that each contributed to Electronic Systems net sales in 2009.

% of 2009
Business Area	Segment Sales

Power & Control Systems	17%
Electro-Optic/Infrared (EO/IR)	16
Microwave	15
Avionics & Displays	10
Simulation & Training	10
Precision Engagement	9
Security & Detection	5
Propulsion Systems	5
Telemetry & Advanced Technology	5
Undersea Warfare	5
Marine Services	3

Total Electronic Systems	100%

The table below provides additional information for the systems, products, and services selected applications and selected platforms or end users of our Electronic Systems reportable segment.

Systems/Products/Services	Selected Applications	Selected Platforms/End Users
Power & Control Systems

• Shipboard electrical power packages, electric drives and propulsion, automation, navigation and communication systems	• Surface ships ranging from shipping vessels, container carriers, environmental and research ships, ferries and cruise liners	• Commercial shipbuilders and allied foreign navies

• Naval power delivery, conversion and switching products	• Switching, distribution and protection, as well as frequency and voltage conversion	• Naval submarines, surface ships and aircraft carriers

EO/IR

• Targeted stabilized camera systems with integrated sensors and wireless communication systems	• Intelligence Data Collection, Surveillance and Reconnaissance	• DoD, intelligence and security agencies, law enforcement, manned/unmanned platforms

• Airborne and ground based high energy laser beam directors and high tracking rate telescopes	• Directed energy systems, space surveillance, satellite laser ranging and laser communications	• USAF and NASA

• Soldier Systems Night Vision (NV) and weapon sights products
• Image intensified NV goggles/sights, holographic weapon sights, thermal sights and images, and driver viewers for special forces, pilots and aircrews, soldiers, Marines, sailors and law enforcement personnel
• U.S. Army, USN, USMC, DHS, allied foreign militaries and law enforcement agencies

Microwave

• Passive and active microwave components and subsystems and non-ionizing radiation monitoring equipment	• Radio transmission, switching and conditioning, transponder control, channel and frequency separation, ground vehicles, aircraft and satellites	• DoD and original equipment manufacturers, SATCOM for DoD and various government agencies

• Traveling wave tubes, power modules, klystrons and digital broadcast	• Microwave vacuum electron devices and power modules	• DoD and allied foreign military manned/unmanned platforms, various missile programs and commercial broadcast

• Quick-deploy flyaway very small aperture terminals (VSAT) and vehicular satellite systems	• Satellite communication systems	• U.S. Army, USAF and various DoD agencies

Systems/Products/Services	Selected Applications	Selected Platforms/End Users
• High dynamic small aperture Ku/Ka-band receive/transmit systems	• Off road use on military vehicles, watercraft, and airborne platforms to provide two-way broadband connectivity while on the move	• U.S. Army and various DoD agencies

• Tactical ground based signal intercept and direction finding systems	• Man portable and military vehicle mounted tactical signal intercept/exploitation and direction finding systems	• U.S. Army and other DoD/U.S. intelligence agencies

• Spread spectrum & time division multiple access modems that support ultra high frequency (UHF) using Ka band operation	• On the move SATCOM and other tactical communications systems utilizing small aperture terminals	• U.S. military and various international allied military and special forces customers

• Ultra-wide frequency and advanced radar antennas and radomes	• Surveillance and radar detection	• Military fixed and rotary winged aircraft, SATCOM

Avionics & Displays

• Solid state crash protected cockpit voice and flight data recorders	• Aircraft voice and flight data recorders that continuously record voice and sounds from cockpit and aircraft intercommunications	• Commercial transport, business, regional and military aircraft

• Airborne traffic and collision avoidance systems, terrain awareness warning systems	• Reduce the potential for midair aircraft collisions and crashes into terrain by providing visual and audible warnings and maneuvering instructions to pilots	• Commercial transport, business, regional and military aircraft

• Advanced cockpit avionics	• Pilot safety, navigation and situation awareness products	• Commercial transport, business, regional and military aircraft

• Cockpit and mission displays	• High performance, ruggedized flat panel and cathode ray tube displays and processors	• Various military aircraft

• Lightweight man portable computer/displays for dismounted soldiers	• Situational awareness and connectivity for dismounted soldiers	• U.K. MoD and U.K. Royal Army

Simulation & Training

• Military aircraft flight simulators, reconfigurable training devices, distributed mission training (DMT) suites	• Advanced simulation technologies and training for pilots, navigators, flight engineers, gunners and operators	• Fixed and rotary winged aircraft and ground vehicles for USAF, USN, U.S. Army, Canadian DND and allied foreign militaries

• Training services, integrated logistics support and maintenance	• Systems management, operations, and maintenance	• Various DoD and allied foreign military customers

Systems/Products/Services	Selected Applications	Selected Platforms/End Users
Precision Engagement

• Unmanned systems and components	• Tactical unmanned air systems (UAS), medium altitude long endurance (MALE) UAS, small expendable UAS, flight controls, sensors and remote viewing systems	• U.S. DoD and allied foreign ministries of defense

• Global Positioning System (GPS) receivers	• Location tracking	• Guided projectiles and precision munitions

• Navigation systems and positioning navigation units	• Satellite launch and orbiting navigation and navigation for ground vehicles and fire control systems	• USAF, U.S. Army, USMC and NASA

• Fuzing and ordnance systems	• Precision munitions, fuzes, and electronic and electromechanical safety arming devices (ESADs)	• Various DoD and allied foreign military customers

Security & Detection

• Airport security systems, explosives detection systems and whole body imaging systems	• Rapid scanning of passenger checked baggage and carry-on luggage, scanning of large cargo containers	• DHS, including the U.S. Transportation and Security Administration (TSA), domestic and international airports and state and local governments

• Non-invasive security systems and portals, and sophisticated sensors with threat detection capabilities	• Aviation, rail and border crossing security	• TSA, U.S. Customs agency, various regulatory authorities and private security companies

• Force protection, electronic warfare and satellite monitoring	• Counter IED systems, jamming and satellite monitoring	• U.K. MoD and other international security agencies and ministries of defense

Propulsion Systems

• Heavy fuel engines, cross drive variable transmissions, turret drive systems, vehicle suspension, advanced drive systems and auxiliary power generators
• Power trains and suspension systems for military vehicles, power and energy management for military hybrid electric vehicles, non portable and under armor auxiliary power units, and heavy fueled engines for unmanned systems
• U.S. Army, USMC and allied foreign ministries of defense, manned/unmanned military platforms

Telemetry & Advanced Technology

• Telemetry and instrumentation systems	• Real-time data acquisition, measurement, processing, simulation, distribution, display and storage for flight tracking, testing and termination	• Aircraft, missiles and satellites

Systems/Products/Services	Selected Applications	Selected Platforms/End Users
• High power microwave sources, systems & effects, pulse power systems and electromagnetics hardened construction	• Forensic analysis of weapons of mass destruction, active detection of special nuclear material and irradiation systems for decontamination and industrial applications	• U.K. MoD, U.S. Defense Threat Reduction Agency, U.S. Army and USAF

Undersea Warfare

• Airborne dipping sonars, submarine and surface ship towed arrays	• Submarine and surface ship detection and localization	• USN and allied foreign navies

Marine Services

• Shipboard electronics racks, rugged computers, rugged displays and communication terminals	• Ruggedized displays, computers and electronic systems	• Naval vessels and other DoD applications

• Service life extensions	• Landing craft air cushion amphibious vehicle	• USN

• Ship repair, overhaul and maintenance, ship instructions, and battle force tactical training	• Embedded shipboard training systems	• USN, USCG and commercial shipowners

Backlog and Orders

We define funded backlog as the value of funded orders received from customers, less the cumulative amount of sales recognized on such orders. We define funded orders as the value of contract awards received from the U.S. Government, for which the U.S. Government has appropriated funds, plus the value of contract awards and orders received from customers other than the U.S. Government. A table that presents our funded backlog, percent of December 31, 2009 funded backlog expected to be recorded as sales in 2010 and funded orders for each of our reportable segments is located in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Backlog and Orders” on page 59.

Major Customers

The table below presents a summary of our 2009 sales by end customer and the percent contributed by each to our total 2009 sales. For additional information regarding domestic and foreign sales, see Note 22 to our audited consolidated financial statements.

		% of
	2009 Sales	Total Sales
	(in millions)

Army	$4,107	26%
Air Force	3,721	24
Navy/Marines	2,544	16
Other Defense	1,560	10

Total DoD	$11,932	76%
Other U.S. Government	1,127	7

Total U.S. Government	$13,059	83%
Foreign governments	1,082	7
Commercial — foreign	867	6
Commercial — domestic	607	4

Total sales	$15,615	100%

Direct sales to the end customer represent approximately 70% of our consolidated sales, and we are a subcontractor or supplier for the remaining 30%. Additionally, approximately 75% of our DoD sales for 2009 were direct to the customer, and approximately 25% were indirect through other prime system contractors and subcontractors of the DoD.

Our sales are predominantly derived from contracts with agencies of, and prime system contractors to, the U.S. Government. Various U.S. Government agencies and contracting entities exercise independent and individual purchasing decisions, subject to annual appropriations by the U.S. Congress. For the year ended December 31, 2009, our five largest contracts generated 12% of our consolidated sales. For the year ended December 31, 2009, our largest contract (revenue arrangement) in terms of annual sales, was the Special Operation Forces Support Activity (SOFSA) contract, which generated approximately 3% of our sales. On March 3, 2009, SOFSA announced that L-3 was not selected to perform on the follow-on contract. L-3 subsequently protested and, as a consequence, SOFSA has taken corrective action, which will include the issuance of a revised solicitation. Once a new solicitation is issued, proposals will be requested from all bidders. We were notified that a new solicitation will be issued in approximately April 2010, with an expected award date of January 2011. We may not succeed in the recompetition for the next SOFSA contract. We continue to perform on the current contract, which has been extended to January 2011.

Research and Development

We conduct research and development activities that consist of projects involving applied research, new product and systems development and select concept studies. We employ scientific, engineering and other personnel to improve our existing product-lines and systems and develop new products, technologies, and systems. As of December 31, 2009, we employed approximately 13,000 engineers, a substantial portion of whom hold advanced degrees, and work on company sponsored research and development efforts and customer funded research and development contracts.

Company-sponsored (Independent) research and development costs for our businesses that are U.S. Government contractors are allocated to U.S. Government contracts and are charged to cost of sales when the related sales are recognized as revenue. Research and development costs for our commercial businesses are expensed as incurred and are also charged to cost of sales. The table below presents company-sponsored (Independent) research and development expenses incurred for the years ended December 31, 2009, 2008 and 2007 for our U.S. Government businesses and our commercial businesses.

	Year Ended December 31,
	2009	2008	2007

Company-Sponsored Research and Development Costs:
U.S. Government Contractor Businesses	$195	$176	$161
Commercial Businesses	62	78	86

Total	$257	$254	$247

Customer-funded research and development costs pursuant to contracts (revenue arrangements) are not included in the table above because they are direct contract costs and are charged to cost of sales when the corresponding revenue is recognized. See Note 2 to our audited consolidated financial statements for additional information regarding research and development.

Competition

Our businesses generally encounter intense competition. We believe that we are a major provider for many of the products and services we offer to our DoD, government and commercial customers.

Our ability to compete for existing and new business depends on a variety of factors, including,

•	the effectiveness and innovation of our technologies, systems and research and development programs;

•	our ability to offer better program performance than our competitors at a lower cost;

•	historical technical and schedule performance;

•	our ability to attain supplier positions on contracts;

•	our ability to maintain an effective supplier and vendor base;

•	our ability to retain our employees and hire new ones, particularly those who have U.S. Government security clearances;

•	the capabilities of our facilities, equipment and personnel to undertake the business for which we compete; and

•	our ability to quickly and flexibly meet customer requirements and priorities.

In some instances, we are the incumbent supplier or have been the sole provider on a contract for many years, and we refer to these positions as “sole-source”. On our sole-source contracts, there may be other suppliers who have the capability to compete for the contracts involved, but they can only enter the market if the customer chooses to reopen the particular contract to competition. Sole-source contracts are generally re-competed every three to five years and at times more frequently. For the year ended December 31, 2009, contracts where we held sole-source positions accounted for 51% of our total sales and contracts which we had competitively won accounted for 49% of our total sales.

We believe we are the defense supplier with one of the broadest and most diverse portfolios of products and services. We are primarily a non-platform prime system contractor and have diverse subcontractor positions. We supply our products and services to other prime system contractors. However, we also compete directly with other large prime system contractors for (i) certain products, subsystems and systems, where they have vertically integrated businesses and (ii) niche areas where we are a prime system contractor. We also compete with numerous other aerospace, defense and government technical services contractors, which generally provide similar products, subsystems, systems or services. We believe that a majority of our businesses enjoy the number one or number two competitive position in their market niches. We believe that the primary competitive factors for our businesses are technology, research and development capabilities, quality, cost, market position, responsiveness and past performance. Some of these competitors are larger than we are and, therefore, have greater financial and other resources than we have.

In addition, our ability to compete for select contracts may require us to “team” with one or more of the other prime system contractors that bid and compete for major platform programs, and our ability to “team” with them is often dependent upon the outcome of a competition for subcontracts they award.

Patents and Licenses

Generally, we do not believe that our patents, trademarks and licenses are material to our operations. Furthermore, most of our U.S. Government contracts generally permit us to use patents owned by other U.S. Government contractors. Similar provisions in U.S. Government contracts awarded to other companies make it impossible for us to prevent the use of our patents in most DoD work performed by other companies for the U.S. Government.

Raw Materials

Generally, our businesses engage in limited manufacturing activities. In manufacturing our products, we use our own production capabilities as well as a diverse base of third party suppliers and subcontractors. Although certain aspects of our manufacturing activities require relatively scarce raw materials, we have not experienced difficulty in our ability to procure raw materials, components, sub-assemblies and other supplies required in our manufacturing processes.

Contracts

A significant portion of our sales are derived from sole-source contracts as discussed above. We believe that our customers award sole-source contracts to the most capable supplier in terms of quality, responsiveness, design, engineering and program management competency and cost. However, as discussed above, we are increasingly competing against other prime system contractors for major subsystems and systems business. As a consequence of our competitive position, for the year ended December 31, 2009, we won contract awards at a rate in excess of 53% on new competitive contracts that we bid on, and at a rate in excess of 95% on the number of contracts we rebid for when we were the incumbent supplier.

Generally, the sales price arrangements for our contracts are either fixed-price, cost-plus or time-and-material type. Generally, a fixed-price type contract offers higher profit margin potential than a cost-plus type or time-and-material type contract, which is commensurate with the greater levels of risk we assume on a fixed-price type contract.

On a fixed-price type contract (revenue arrangement), we agree to perform the contractual statement of work for a predetermined sales price. Although a fixed-price type contract generally permits us to retain profits if the total actual contract costs are less than the estimated contract costs, we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on the contract. Accounting for the sales on a fixed-price type contract requires the preparation of estimates of (1) the total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract’s statement of work, and (3) the measurement of progress towards completion. Adjustments to original estimates for a contract’s revenue, estimated costs at completion and estimated total profit or loss are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change.

On a cost-plus type contract (revenue arrangement), we are paid our allowable incurred costs plus a profit which can be fixed or variable depending on the contract’s fee arrangement up to predetermined funding levels determined by our customers. Cost-plus type contracts with award and incentive fee provisions are our primary variable contract fee arrangement. Award fees provide for a fee based on actual performance relative to contractually specified performance criteria. Incentive fees provide for a fee based on the relationship which total allowable costs bear to target cost. Sales from cost-plus type contracts with award fees were approximately $1.1 billion for the year ended December 31, 2009. Sales from cost-plus type contracts with incentive fees were approximately $751 million for the year ended December 31, 2009. Our customer satisfaction and performance record is evidenced by our receipt of performance-based award fees achieving 95% of the available award fees on average during the year ended December 31, 2009.

On a time-and-material type contract (revenue arrangement), we are paid on the basis of direct labor hours expended at specified fixed-price hourly rates (that include wages, overhead, allowable general and administrative expenses and profit) and materials at cost. Therefore, on cost-plus type and time-and-material type contracts we do not bear the risks of unexpected cost overruns, provided that we do not incur costs that exceed the predetermined funded amounts.

We believe we have a balanced mix of fixed-price, cost-plus and time-and-material type contracts, a diversified business base and an attractive customer profile with limited reliance on any single contract.

The table below presents the percentage of our total sales generated from each contract-type for the years ended December 31, 2009, 2008, and 2007.

	Year Ended December 31,
Contract-Type	2009	2008	2007

Fixed-price	57%	54%	51%
Cost-plus	28%	27%	30%
Time-and-material	15%	19%	19%

Total sales	100%	100%	100%

Substantially all of our cost-plus type contracts and time-and-material type contracts are with U.S. Government customers. Substantially all of our sales to commercial customers are transacted under fixed-price sales arrangements and are included in our fixed-price type contract sales.

Regulatory Environment

Most of our revenue arrangements with agencies of the U.S. Government, including the DoD, are subject to unique procurement and administrative rules. These rules are based on both laws and regulations, including the U.S. Federal Acquisition Regulation (FAR), that: (1) impose various profit and cost controls, (2) regulate the allocations of costs, both direct and indirect, to contracts and (3) provide for the non-reimbursement of unallowable costs. Unallowable costs include, but are not limited to, lobbying expenses, interest expenses and certain costs related to business acquisitions, including, for example, the incremental depreciation and amortization expenses arising from fair value increases to the historical carrying values of acquired assets. Our contract administration and cost accounting policies and practices are also subject to oversight by government inspectors, technical specialists and auditors. See “Risk Factors” on page 12 for a discussion of certain additional business risks specific to our government contracts.

As is common in the U.S. defense industry, we are subject to business risks, including changes in the U.S. Government’s procurement policies (such as greater emphasis on competitive procurement), governmental appropriations, national defense policies or regulations, service modernization plans, and availability of funds. A reduction in expenditures by the U.S. Government for products and services of the type we manufacture and provide, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts or subcontracts awarded to us or the incurrence of substantial contract cost overruns could materially adversely affect our business.

Certain of our sales are under foreign military sales (FMS) agreements directly between the U.S. Government and allied foreign governments. In such cases, because we serve only as the supplier, we do not have unilateral control over the terms of the agreements. These contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these laws and regulations. Investigations could result in administrative, civil, or criminal liabilities, including repayments, disallowance of certain costs, or fines and penalties. Certain of our sales are direct commercial sales to allied foreign governments. These sales are subject to U.S. Government approval and licensing under the Arms Export Control Act. Legal restrictions on sales of sensitive U.S. technology also limit the extent to which we can sell our products to allied foreign governments or private parties.

All of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. Our contracts with foreign governments generally contain similar provisions relating to termination at the convenience of the customer.

Environmental Matters

Our operations are subject to various environmental laws and regulations relating to the discharge, storage, treatment, handling, disposal and remediation of certain materials, substances and wastes used in our operations. We continually assess our obligations and compliance with respect to these requirements.

We have also assessed the risk of environmental contamination for our various manufacturing facilities, including our acquired businesses and, where appropriate, have obtained indemnification, either from the sellers of those acquired businesses or through pollution liability insurance. We believe that our current operations are in substantial compliance with all existing applicable environmental laws and permits. We believe our current expenditures will allow us to continue to be in compliance with applicable environmental laws and regulations. While it is difficult to determine the timing and ultimate cost to be incurred in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which we are aware, we believe that after considering recorded liabilities, there are no environmental loss contingencies that, individually or in the aggregate, would be material to our consolidated results of operations, financial position or cash flows.

Certain Acquired Pension Plans

In connection with our acquisition of ten business units from Lockheed Martin and the formation of L-3 in 1997, we assumed certain defined benefit pension plan liabilities for present and former employees and retirees of certain of these businesses from Lockheed Martin. Lockheed Martin had previously received a letter from the Pension Benefit Guaranty Corporation (PBGC), indicating that the pension plans of two businesses were under funded using the PBGC’s actuarial assumptions (Subject Plans).

With respect to the Subject Plans, Lockheed Martin entered into an agreement (Lockheed Martin Commitment) with L-3 and the PBGC dated as of April 30, 1997. The terms and conditions of the Lockheed Martin Commitment include a commitment by Lockheed Martin to the PBGC to, under certain circumstances, assume sponsorship of the Subject Plans or provide another form of financial support for the Subject Plans. The Lockheed Martin Commitment will continue until the Subject Plans are no longer under funded on a PBGC basis for two consecutive years, or immediately if we achieve investment grade credit ratings on all of our outstanding debt.

If Lockheed Martin did assume sponsorship of the Subject Plans, it would be primarily liable for the costs associated with funding the Subject Plans or any costs associated with the termination of the Subject Plans. The terms and conditions of the Lockheed Martin Commitment would require us to reimburse Lockheed Martin for these costs. Lockheed Martin has not assumed sponsorship or provided another form of financial support for the Subject Plans.

We believe we have performed our obligations under the Lockheed Martin Commitment and have not received any communications from the PBGC concerning actions that the PBGC contemplates taking in respect of the Subject Plans.

For the year ended December 31, 2009, we contributed $10 million to the Subject Plans. For subsequent years, our funding requirements will depend upon prevailing interest rates, return on pension plan assets and underlying actuarial assumptions. At December 31, 2009, the aggregate projected benefit obligation was $256 million and the aggregate plan assets were $174 million for the Subject Plans. At December 31, 2009, we recorded a liability of $82 million for the under funded status of the Subject Plans.

Employees

As of December 31, 2009, we employed approximately 67,000 full-time and part-time employees, 84% of whom were located in the United States. Of these employees, approximately 15% are covered by 119 separate collective bargaining agreements with various labor unions. The success of our business is primarily dependent upon the knowledge of our employees and on the management, contracting, engineering and technical skills of our employees. In addition, our ability to grow our businesses, obtain additional orders for our products and services and to satisfy contractual obligations under certain of our existing revenue arrangements is largely dependent upon our ability to attract and retain employees who have U.S. Government security clearances, particularly those with clearances of top-secret and above. We believe that relations with our employees are positive.

L-3 Holdings Obligations

The only obligations of L-3 Holdings at December 31, 2009 were: (1) its 3% Convertible Contingent Debt Securities (CODES) due 2035, which were issued by L-3 Holdings on July 29, 2005, (2) its guarantee of borrowings under the Revolving Credit Facility of L-3 Communications and (3) its guarantee of other contractual obligations of L-3 Communications and its subsidiaries. L-3 Holdings’ obligations relating to the CODES have been jointly, severally, fully and unconditionally guaranteed by L-3 Communications and certain of its wholly-owned domestic subsidiaries. In order to generate the funds necessary to repurchase its common stock and pay dividends declared and principal and interest on its outstanding indebtedness, if any, L-3 Holdings relies on dividends and other payments from its subsidiaries or it must raise funds in public or private equity or debt offerings.

Properties

At December 31, 2009, we operated in 518 locations consisting of manufacturing facilities, administration, research and development and other properties throughout the United States and internationally. Of these, we owned 36 locations consisting of approximately 5.5 million square feet and leased space at 482 locations consisting of approximately 18.3 million square feet.

Our reportable segments have major operations at the following locations:

•	C3ISR — Camden, New Jersey; Greenville, Texas; and Salt Lake City, Utah.

•	Government Services — Huntsville, Alabama; Washington, DC; Orlando, Florida; Annapolis, Maryland; and Alexandria, Chantilly and Reston, Virginia.

•	AM&M — Crestview, Florida; Lexington, Kentucky; Madison, Mississippi; Waco, Texas; and Edmonton and Quebec, Canada.

•	Electronic Systems — Phoenix and Tempe, Arizona; Anaheim, Menlo Park, San Carlos, San Diego, San Leandro, Santa Barbara, Simi Valley, Sylmar and Torrance, California; Melbourne, Orlando, Sarasota and St. Petersburg, Florida; Ayer, Massachusetts; Grand Rapids and Muskegon, Michigan; Budd Lake, New Jersey; Albuquerque, New Mexico; Binghamton and Hauppauge, New York; Cincinnati and Mason, Ohio; Tulsa, Oklahoma; Philadelphia, Pittsburgh and Williamsport, Pennsylvania; Arlington, Dallas and Garland, Texas; Burlington, Ontario and Toronto, Canada; and Elmenhorst, Leer and Hamburg, Germany.

•	Corporate and other locations — New York, New York and Arlington, Virginia

A summary of square footage by reportable segment as of December 31, 2009 is presented below.

	Leased	Owned	Total
	(Square feet in millions)

C3ISR	5.0	—	5.0
Government Services	2.8	—	2.8
AM&M	2.7	2.1	4.8
Electronic Systems	7.7	3.4	11.1
Corporate	0.1	—	0.1

Total	18.3	5.5	23.8

Management believes all of our properties have been well maintained, are in good condition, and are adequate to meet our current contractual requirements.

Legal Proceedings

See Note 19 to our audited consolidated financial statements for a discussion of our legal proceedings. Subsequent to the date on which our audited consolidated financial statements were issued, a decision was rendered in the legal matter identified in Note 19 as Bashkirian Airways. On March 9, 2010, the court ruled in favor of plaintiffs and found ACSS to be liable for approximately $6.7 million in compensatory damages. We believe that the ruling and the damages awarded are inconsistent with the law and the evidence presented at trial, and currently intend to file an appeal.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table provides information concerning the directors, executive officers and key employees of L-3 Communications as of March 26, 2010:

Name	Age	Position

Michael T. Strianese(1)	54	Chairman, President and Chief Executive Officer
Curtis Brunson	62	Executive Vice President of Corporate Strategy and Development
David T. Butler III	53	Senior Vice President of Business Operations
Richard A. Cody	59	Vice President of Washington Operations
Ralph G. D’Ambrosio	42	Vice President and Chief Financial Officer
Steven M. Post	57	Senior Vice President, General Counsel and Corporate Secretary
James W. Dunn	66	Senior Vice President and President of Sensors & Simulation Group
Steven Kantor	65	Senior Vice President and President of Marine & Power Systems Group
John McNellis	57	Senior Vice President and President of Integrated Systems Group
Charles J. Schafer	62	Senior Vice President and President of Products Group
Carl E. Vuono	75	Senior Vice President and President of L-3 Services Group
Dan Azmon	46	Controller and Principal Accounting Officer
Robert B. Millard(1)(3)	59	Director, Lead Independent Director of the Board of Directors, Chairman of the Executive Committee, and Chairman of the Compensation Committee
Claude R. Canizares(2)	64	Director
Thomas A. Corcoran(1)(2)	65	Director, Chairman of the Audit Committee
Lewis Kramer(2)(3)	62	Director
John M. Shalikashvili(3)(4)	73	Director
Arthur L. Simon(2)(4)	78	Director
Alan H. Washkowitz(3)(4)	69	Director, Chairman of the ;Nominating/Corporate Governance Committee
John P. White(3)(4)	73	Director

(1)	Member of the Executive Committee.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Nominating/Corporate Governance Committee.

Michael T. Strianese.  Chairman, President and Chief Executive Officer. Member of the Executive Committee. Mr. Strianese became Chairman on October 7, 2008 and has served as President and Chief Executive Officer and a Director since October of 2006. Until February 2007 Mr. Strianese was also our Corporate Ethics Officer. He was our interim Chief Executive Officer and Chief Financial Officer from June 2006. Mr. Strianese became Chief Financial Officer in March 2005. From March 2001 to March 2005 he was our Senior Vice President — Finance. He joined us in April 1997 as Vice President — Finance and Controller and was our Controller until July 2000. From April 1996, when Loral was acquired by Lockheed Martin, to April 1997, Mr. Strianese was Vice President and Controller of Lockheed Martin’s C3I and Systems Integration Sector. In addition, he served as acting Chief Financial Officer of Lockheed Martin’s Electronics Sector. Prior to Lockheed’s acquisition of Loral, Mr. Strianese spent six years with Loral where he held a number of positions with increasing responsibility in areas of mergers and acquisitions and financial management. Mr. Strianese is a member of the Council on Foreign Relations and the Aerospace Industries Association’s Board of Governors where he serves on its Executive Committee.

Curtis Brunson.  Executive Vice President of Corporate Strategy and Development. Mr. Brunson became an Executive Vice President in February 2009 and is responsible for leading the execution of L-3’s business strategy, including customer relationships, technical development and business development. Prior to that, he was a Senior Vice President. Mr. Brunson began his career in 1972 with Sperry Systems Management Division, prior to its merger into Unisys Government Services. At Unisys for over 20 years, he held several management positions of increasing responsibility. When Loral acquired Unisys Communication Systems in Salt Lake City, he was General Manager. That division became part of L-3 during its formation in 1997, with Mr. Brunson becoming President at that time. Mr. Brunson holds a Bachelor of Science degree in Computer Science from the New York Institute of Technology and a Masters of Science degree in Computer Science from Polytechnic Institute in Brooklyn, New York.

David T. Butler III.  Senior Vice President of Business Operations. Mr. Butler became a Senior Vice President in February 2007. He had been the Vice President of Mergers, Acquisitions and Corporate Strategy since December 2000. He joined us in 1997 as our Corporate Director of Planning and Strategic Development. Prior to joining us, Mr. Butler held a number of financial positions with Loral and Lockheed Martin. Mr. Butler is a graduate of Villanova University.

Richard A. Cody.  Vice President of Washington Operations. General Cody (U.S. Army — Ret.) joined L-3 in October 2008 and serves as a corporate vice president. Prior to joining L-3, General Cody served as the 31st Vice Chief of Staff, U.S. Army, a position he held from 2004 until his retirement from the U.S. Army in August 2008. With more than 36 years of service, General Cody has served in command and staff positions throughout the Army in the U.S. and overseas. He has also received major military awards and decorations, including the Defense Distinguished Service Medal, graduate of the U.S. Military Academy, General Cody is also a Master Aviator with more than 5,000 hours of flight time.

Ralph G. D’Ambrosio.  Vice President and Chief Financial Officer. Mr. D’Ambrosio became Chief Financial Officer in January 2007. From March 2005 to January 2007, he was our Vice President — Finance and Principal Accounting Officer and he continued to be our Principal Accounting Officer until April 2008. He became our Controller in August 2000 and a Vice President in July 2001 and was our Vice President and Controller to March 2005. He joined us in August 1997 and was our Assistant Controller until July 2000. Prior to joining us, he was a senior manager at C&L, where he held a number of positions since 1989. Mr. D’Ambrosio holds a Bachelor’s degree, summa cum laude, in Business Administration from Iona College and a Master’s degree, with honors, in Business Administration from the Stern School of Business at New York University.

Steven M. Post.  Senior Vice President, General Counsel and Corporate Secretary. Mr. Post became Senior Vice President, General Counsel and Corporate Secretary on May 27, 2008. Prior to that, Mr. Post held several positions at L-3 including, most recently, Senior Vice President and General Counsel of the Integrated Systems’ group and prior to that, group counsel and associate counsel positions. Prior to joining L-3, Mr. Post was an instructor in the Contract Law department at the Judge Advocate General’s School in Charlottesville, Va. He began his legal and military career at the Office of the Staff Judge Advocate in Ft. Dix, N.J., as the contract and fiscal law advisor and as senior trial counsel. Following that assignment, Mr. Post served as a trial attorney in the litigation division for the Judge Advocate General at the Pentagon. Mr. Post earned his law degree with honors from Indiana University, and his undergraduate degree from the University of Dayton.

James W. Dunn.  Senior Vice President and President of Sensors & Simulation Group. Mr. Dunn became a Senior Vice President in January 2004. He joined us in June 2000 as President of our Link Simulation and Training division. Prior to joining us, from April 1996, when Loral Corporation was acquired by Lockheed Martin, to May 2000, Mr. Dunn served as president of several Lockheed Martin business units, including the Tactical Defense Systems Group, the Defense Systems Group, Fairchild Systems and the NESS Eagan, Akron and Archibald divisions. Prior to that, Mr. Dunn was with the Loral Corporation, which he joined in 1978, and held a series of management positions there during his 18-year tenure, including President of Loral Fairchild Systems, Senior Vice

President of Engineering and Senior Vice President of Program Management. Mr. Dunn has Bachelor’s and Master’s degrees in Electrical Engineering and a Master’s degree in Business Administration.

Steven Kantor.  Senior Vice President and President of Marine & Power Systems Group. Mr. Kantor became Senior Vice President and President of L-3 Marine & Power Systems in March 2008. Prior to that he was Vice President and President of the Power and Controls Group. Mr. Kantor has over 35 years of experience in the defense electronics industry, serving the U.S. Department of Defense, prime contractors and OEMs and foreign allies. Previously, Mr. Kantor served as president of BAE Systems’ Reconnaissance and Surveillance Systems, a position he held since 1998. Prior to that, Mr. Kantor held various executive positions at Lockheed Martin, Loral and United Technologies. Mr. Kantor holds a Bachelor of Science degree in electrical engineering from the New York Institute of Technology.

John McNellis.  Senior Vice President and President of Integrated Systems Group. Mr. McNellis became Senior Vice President and President of L-3 Integrated Systems Group in November 2008. Prior to that he was President of our Link Simulation and Training Division since September 2003. He possesses over 30 years of executive and project management experience in a broad spectrum of domestic and international defense programs. Prior to L-3, he served as President of Lockheed Martin’s Tactical Systems unit and held executive positions at Loral and IBM. Mr. McNellis has an extensive background in aircraft special mission systems, modification and maintenance; Command, Control, Communications, Intelligence, Surveillance and Reconnaissance systems; training systems; and satellite command and control. Mr. McNellis holds a Master of Science degree in physics from the University of California, Los Angeles as well as a Master of Business Administration degree from the University of Santa Clara.

Charles J. Schafer.  Senior Vice President and President of Products Group. Mr. Schafer became a Senior Vice President in April 2002. Mr. Schafer was appointed President of the Products Group in September 1999. He joined us in August 1998 as Vice President — Business Operations. Prior to August 1998, he was President of Lockheed Martin’s Tactical Defense Systems Division, a position he also held at Loral since September 1994. Prior to the April 1996 acquisition of Loral, Mr. Schafer held various executive positions with Loral, which he joined in 1984.

Carl E. Vuono.  Senior Vice President and President of L-3 Services Group. General Vuono (U.S. Army-Ret.) became a Senior Vice President in August 2006. He joined L-3 when we acquired MPRI in June of 2000. General Vuono came to MPRI and L-3 after a distinguished military career during which he served at all levels of command. His service to the nation culminated in his appointment as the 31st Chief of Staff of the U.S. Army.

Dan Azmon.  Controller and Principal Accounting Officer. Mr. Azmon became Principal Accounting Officer in April 2008. He has been our Controller since January 2005. Mr. Azmon joined L-3 in October 2000 and was our Assistant Controller until December 2004. Prior to joining L-3, Mr. Azmon held a number of financial management and financial reporting positions at ASARCO Incorporated and Salomon Brothers, Inc., and was a manager in the audit practice at C&L. He holds a Master of Business Administration degree from St. John’s University in accounting and a Bachelor of Business Administration degree in finance from Hofstra University. Mr. Azmon is also a certified public accountant.

Robert B. Millard.  Director since April 1997. Lead Independent Director of the Board of Directors, member of the Compensation Committee and Chairman of the Executive Committee. Mr. Millard is currently the Managing Partner of Realm Partners LLC. He held various positions, including Managing Director of Lehman Brothers Inc. and its predecessors between 1976 and 2008. Mr. Millard is a director of GulfMark Offshore, Inc., Weatherford International, Inc., Associated Universities, Inc., Massachusetts Institute of Technology (“MIT”), New School University, Parsons School of Design, Population Council and the Remarque Institute. He is also a current member of the Council on Foreign Relations.

Claude R. Canizares.  Director since May 2003. Member of the Audit Committee. Since 1971, Professor Canizares has been at MIT. He currently serves as the Vice President for Research and Associate Provost and is the Bruno Rossi Professor of Physics. In addition, he is a principal investigator on NASA’s Chandra X-ray observatory and Associate Director of its science center. Professor Canizares is a member of the National Academy of Sciences, the International Academy of Astronautics, and a fellow of the American Academy of Arts and Sciences, the American Physical Society and the American Association for the Advancement of Science.

Thomas A. Corcoran.  Director since July 1997. Chairman of the Audit Committee since April 27, 2004 and a member of the Executive Committee. Mr. Corcoran is also Chief Executive Officer of Corcoran Enterprises, LLC, a private management consulting firm, and in this capacity he works closely with The Carlyle Group, a Washington D.C.-based private equity firm. Mr. Corcoran has been a senior advisor to The Carlyle Group since 2004. From March 2001 to April 2004, Mr. Corcoran was the President and Chief Executive Officer of Gemini Air Cargo, a Carlyle company. Since February 2006, he has been Chairman of Proxy Aviation, Inc., a private company in Germantown, MD. Mr. Corcoran was the President and Chief Executive Officer of Allegheny Teledyne Incorporated from October 1999 to December 2000. From April 1993 to September 1999 he was the President and Chief Operating Officer of the Electronic Systems Sector and Space & Strategic Missiles Sector of Lockheed Martin Corporation. Prior to that he worked for General Electric for 26 years and from 1983 to 1993 he held various management positions with GE Aerospace and was a company officer from 1990 to 1993. Mr. Corcoran is a member of the Board of Trustees of Stevens Institute of Technology and the Boards of Directors of the American Ireland Fund, GenCorp, Inc., Proxy Aviation Systems Inc, REMEC, Inc., LaBarge, Inc., Aer Lingus Ltd., Serco Ltd. and ARINC, a Carlyle company.

Lewis Kramer.  Director since July 2009. Member of the Audit and Compensation Committees. An Ernst & Young partner since 1981, Mr. Kramer most recently served as the Global Client Service Partner for worldwide external audit and all other services for major clients. He previously served as Ernst & Young’s National Director of Audit Services and served on the firm’s United States Executive Board. Mr. Kramer completed a nearly 40-year career at Ernst & Young before retiring in June 2009.

John M. Shalikashvili.  Director since August 1998. Member of the Compensation and Nominating/Corporate Governance Committees. General Shalikashvili (U.S. Army — Ret.) was the senior officer of the United States military and principal military advisor to the President of the United States, the Secretary of Defense and the National Security Council when he served as the thirteenth Chairman of the Joint Chiefs of Staff, Department of Defense, for two terms from 1993 to 1997. Prior to his tenure as Chairman of the Joint Chiefs of Staff, he served as the Commander in Chief of all United States forces in Europe and as NATO’s tenth Supreme Allied Commander, Europe (SACEUR). He has also served in a variety of command and staff positions in the continental United States, Alaska, Belgium, Germany, Italy, Korea, Iraq, Turkey and Vietnam.

Arthur L. Simon.  Director since April 2001. Member of the Audit and Nominating/Corporate Governance Committees. Mr. Simon is an independent consultant. Before his retirement, Mr. Simon was a partner at Coopers & Lybrand LLP (“C&L”) from 1968 to 1994, where he served as an audit partner for a number of organizations, including several defense contractors and co-founded the C&L Defense Contracting Industry Group. He is a director of Loral Space & Communications Corp. and he serves as Chair of their Audit Committee.

Alan H. Washkowitz.  Director since April 1997. Chairman of the Nominating/Corporate Governance Committee and member of the Compensation Committee. Mr. Washkowitz is a former Managing Director of Lehman Brothers, and was responsible for the oversight of Lehman Brothers Inc. Merchant Banking Portfolio Partnership L.P. Mr. Washkowitz joined Lehman Brothers Inc. in 1978 when Kuhn Loeb & Co. was acquired by Lehman Brothers. Mr. Washkowitz is a director of Peabody Energy Corporation. Mr. Washkowitz retired from Lehman Brothers Inc. in July 2005 and is currently a private investor.

John P. White.  Director since October 2004. Member of the Nominating/Corporate Governance Committee. Dr. White is the Robert and Renée Belfer Lecturer at the John F. Kennedy School of Government, Harvard University and the Managing Partner of Global Technology Partners, LLC. Dr. White has a long history of government service, serving as U.S. Deputy Secretary of Defense from 1995-1997; as Deputy Director of the Office of Management and Budget from 1978 to 1981, and as Assistant Secretary of Defense, Manpower, Reserve Affairs and Logistics from 1977 to 1978. Dr. White also served as a lieutenant in the United States Marine Corps from 1959 to 1961. Prior to his most recent government position, Dr. White was the Director of the Center for Business and Government at Harvard University and the Chairman of the Commission on Roles and Missions of the Armed Forces. Dr. White has extensive private sector experience, including service as Chairman and CEO of the Interactive Systems Corporation, a position he held from 1981 to 1988. Following Interactive Systems Corporation’s sale to the

Eastman Kodak Company in 1988, he was General Manager of the Integration and Systems Product Division and a Vice President of Kodak until 1992. Dr. White also spent nine years at the RAND Corporation, where he served as the Senior Vice President of National Security Research Programs and as a member of the Board of Trustees. He continues to serve as a Senior Fellow to the RAND Corporation. Dr. White is a current member of the Council on Foreign Relations. He also serves as a Director of the Concord Coalition, as well as a Trustee Emeritus of the Institute for Defense Analysis. He is a member of the Policy and Global Affairs Oversight Committee of the National Research Council and a member of the board of trustees of the National Defense University and a member of the board of directors of the Center for a New American Security. Dr. White was the leader of the Obama transition team for the Department of Defense.

Board Composition

The Board of Directors seeks to ensure that the Board is composed of members whose particular experience, qualifications, attributes and skills, when taken together, will allow the Board to satisfy its oversight responsibilities effectively. In that regard, the Nominating/Corporate Governance Committee is responsible for recommending candidates for all directorships to be filled by the Board or by the stockholders at an annual or special meeting. In identifying candidates for membership on the Board of Directors, the Nominating/Corporate Governance Committee takes into account (1) minimum individual qualifications, such as strength of character, mature judgment, industry knowledge or experience and an ability to work collegially with the other members of the Board of Directors and (2) all other factors it considers appropriate. In addition, although the Board does not have a policy with regard to the consideration of diversity in identifying director nominees, among the many factors that the Nominating/Corporate Governance Committee carefully considers, are the benefits to the Company of diversity, including gender and racial diversity, in board composition.

After conducting an initial evaluation of a candidate, the Nominating/Corporate Governance Committee will interview that candidate if it believes the candidate might be suitable to be a director and may also ask the candidate to meet with other directors and management. If the Nominating/Corporate Governance Committee believes a candidate would be a valuable addition to the Board of Directors, it will recommend to the full Board of Directors that candidate’s election.

During 2009, the Nominating/Corporate Governance Committee hired an outside recruiting firm to assist it in conducting a search to identify qualified candidates to fill a vacancy on the Board. As part of its search, the Committee considered a number of candidates, including Mr. Kramer, who was recommended by Mr. Strianese. Mr. Strianese advised Mr. Washkowitz, the Chairman of the Nominating/Corporate Governance Committee, that he believed that Mr. Kramer would be a valuable addition to L-3’s Board and that he should be one of the candidates considered to fill the vacancy. Messrs. Simon, Washkowitz and White, members of the Nominating/Corporate Governance Committee, each met separately with Mr. Kramer. Following their meetings, the Nominating/Corporate Governance Committee met to discuss the possible appointment of a candidate to fill the board vacancy. At that meeting, the Committee voted unanimously to recommend to the Board that the full Board nominate Mr. Kramer to L-3’s Board of Directors. At the July 14, 2009 Board meeting, the Board of Directors unanimously elected Mr. Kramer as a member of the Board.

When considering whether the Board’s directors and nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Board to satisfy its oversight responsibilities effectively in light of L-3’s business and structure, the Board focused primarily on the information discussed in each of the Board members’ or nominees’ biographical information set forth on pages 81-85. In particular, with regards to Messrs. Kramer and Simon, the Board considered their significant experience, expertise and background with regard to accounting and internal control matters as well as the breadth of their business knowledge gained while serving as independent auditors for numerous organizations across many industries. With regards to Professor Canizares, the Board of Directors considered his distinguished career as a tenured professor at MIT with extensive knowledge of the aerospace industry. With regards to Professor White, the Board of Directors considered his distinguished career of government service, his distinguished career as a tenured professor of government at Harvard and his extensive knowledge of the defense industry. With regards to General Shalikashvili, the Board of Directors considered his distinguished career as the Chairman of the Joint Chiefs of Staff, Department of Defense and as NATO’s tenth SACEUR. With regards to Messrs. Millard and Washkowitz, the Board of Directors considered their extensive financial backgrounds. With regards to Mr. Corcoran, the Board of Directors considered his business operations background and expertise in the aerospace and defense industries. With regards to Mr. Strianese, the Board of Directors considered his position as Chief Executive Officer and his expertise and experience in the aerospace and defense industries. In addition, in connection with the nominations of Professor Canizares and Messrs. Corcoran and Washkowitz for election as directors at the 2010 Annual Meeting, the Board considered their valuable contributions to L-3’s success during their many years of Board service.

Board’s Role in the Oversight of Risk Management

L-3 is exposed to risks including, but not limited to, strategic, operational, liquidity, reputational and risks relating to reporting, regulatory and legal compliance. L-3’s management designed the Company’s enterprise risk management process to identify, monitor and evaluate these risks, and develop an approach to address each identified risk. L-3’s enterprise risk management process is a company-wide initiative and involves each of our operating segments and business units. The Company takes a multi-disciplinary approach to risk.

L-3’s Chief Financial Officer, at the direction of the Chief Executive Officer, is responsible for overseeing the Company’s enterprise risk management process and periodically reports enterprise risk information to each of the Chief Executive Officer, the Audit Committee and the Board. In fulfilling his risk management responsibilities, the Chief Financial Officer works closely with members of the senior management team, including the Company’s General Counsel, the Executive Vice President of Corporate Strategy and Development, the Controller and Principal Accounting Officer, the Vice President — Planning, the Vice President of Internal Audit and Corporate Ethics Officer, and each of the business unit group presidents and group chief financial officers.

On behalf of the Board, the Audit Committee plays a key role in the oversight of the Company’s enterprise risk management function. In this regard, the Company’s Chief Financial Officer meets with the Audit Committee at least five times per year to specifically discuss the enterprise risks facing the Company, highlighting any new risks that may have arisen since they last met. Additionally, at each Board meeting, the Chief Executive Officer and Chief Financial Officer report information about major risks facing the company. Finally, the Chief Financial Officer reports directly to the Board at least once per year to apprise it directly of the Company’s enterprise risk management process.

Independence

The Board of Directors has affirmatively determined that all of the directors, other than Mr. Strianese, including those who serve on the Audit, Nominating/Corporate Governance and Compensation Committees of the Board of Directors, have no material relationship with us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us. Therefore, all of our directors, other than Mr. Strianese, are “independent” under all applicable standards. In connection with its determination that Mr. Millard and Professor Canizares are independent directors, the Board of Directors considered the fact that we conducted business with MIT where Mr. Millard is a trustee and Professor Canizares is employed as a full time professor. In addition, the Board of Directors considered the fact that we conducted business with NASA where Professor Canizares is a principal investigator of NASA’s Chandra X-ray observatory and is Associate Director of its science center. During 2009, we retained MIT to provide research and development on our behalf, and MIT and NASA purchased equipment from us. Payments made to, or received from, MIT or NASA were less than 1% of MIT’s, NASA’s or L-3’s annual consolidated gross revenues during each of their last completed fiscal years. Mr. Millard and Professor Canizares did not have any interest in these transactions and Professor Canizares recused himself from all decisions regarding L-3 with respect to these transactions.

Messrs Corcoran, Shalikashvili and White serve as directors, trustees or in similar capacities (but not as an executive officers or employees) for one or more non-profit organizations to which we have made charitable contributions. Contributions to these organizations were less than the greater of $1,000,000 or 1% of each of those organizations’ annual consolidated gross revenues during their last completed fiscal years and were below the thresholds set forth under our categorical standards of director independence.

In addition, the Board of Directors has determined that Professor Canizares and Messrs. Corcoran, Kramer and Simon, members of the Audit Committee, are “independent” for purposes of Rule 10A-3 of the Securities Exchange Act of 1934, as amended (“the Exchange Act”).

The Board of Directors has adopted Corporate Governance Guidelines that meet or exceed the independence standards of the NYSE. Also, as part of our Corporate Governance Guidelines, the Board of Directors has adopted categorical standards to assist it in evaluating the independence of each of its directors. The categorical standards, which are included in our Corporate Governance Guidelines, are intended to assist the Board of Directors in determining whether or not certain relationships between our directors and us, either directly or as a partner, stockholder or officer of an organization that has a relationship with us, are “material relationships” for purposes of the NYSE independence standards. The categorical standards establish thresholds at which such relationships are deemed not to be material. Our Corporate Governance Guidelines, which include our categorical standards of independence, can be obtained through our website at: http://www.L-3com.com.

Directors are expected to attend board meetings and meetings of the committees on which they serve and to spend the time needed, and meet as frequently as necessary, in order to properly discharge their responsibilities. In addition, to the extent reasonably practicable, directors are expected to attend stockholder meetings. During the fiscal year ended December 31, 2009, the Board of Directors held ten meetings. Each director attended at least 75% of the combined number of meetings of the Board of Directors and meetings of committees on which he served during the period in 2009 in which he served as a director. All of our current directors attended our annual stockholders meeting in April 2009, except for Mr. Kramer as he was not elected to the Board of Directors until after the 2009 annual stockholders meeting. In accordance with applicable NYSE listing requirements, our independent directors hold regular executive sessions at which management, including the Chairman, President and Chief Executive Officer, is not present. Mr. Millard, our Lead Independent Director of the Board of Directors, presides at the regularly held executive sessions of the independent directors.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This discussion addresses compensation with respect to fiscal year 2009 primarily as it relates to our named executive officers. Our named executive officers for 2009 are:

•	Michael T. Strianese, Chairman, President and Chief Executive Officer

•	Ralph G. D’Ambrosio, Vice President and Chief Financial Officer

•	Curtis Brunson, Executive Vice President of Corporate Strategy and Development

•	James W. Dunn, Senior Vice President and President of Sensors & Simulation Group

•	Carl E. Vuono, Senior Vice President and President of L-3 Services Group

Oversight of L-3’s Executive Compensation Practices

L-3’s executive compensation program is administered by the Compensation Committee of the Board of Directors, referred to in this section as the “Committee.” The Committee is responsible for, among other functions, reviewing and approving compensation for the named executive officers.

Pursuant to its charter, the Committee has the sole authority to select and/or retain outside counsel, compensation and benefits consultants, or any other advisors to provide it with advice and assistance in connection with fulfilling its responsibilities. As described more fully below, in determining executive compensation, the Committee reviews all components of the named executive officers’ compensation and takes into account a number of variables, including the extensive compensation and other data distributed to the Committee and the advice of Mercer, an outside consulting firm that was retained by, and reports directly to, the Committee. Mercer assists the Committee in connection with the Committee’s evaluation of L-3’s executive compensation program. Mercer also currently advises the Committee on a variety of issues, including compensation strategy, market benchmarking, executive pay trends and developments and the review of L-3’s incentive compensation plans and potential design modifications.

Objectives of Executive Compensation Program

L-3 is one of the largest aerospace and defense contractors in the United States. Our executive compensation program is designed to drive L-3’s mission to maximize stockholder value. The specific objectives of our executive compensation program include the following:

•	Alignment — to align the interests of executives and stockholders through equity-based compensation awards;

•	Retention — to attract, retain and motivate highly qualified, high performing executives to lead our continued growth and success. Many of our executives are often presented with other professional opportunities, and we offer a variety of compensation components to retain our executives’ services. L-3 provides fair and competitive pay relative to comparably-sized organizations in its industry; and

•	Performance — to provide rewards commensurate with performance by emphasizing variable compensation that is dependent upon the executive’s achievements and L-3’s performance.

To achieve these specific objectives, the executive compensation program is guided by the following core principles:

•	rewards under annual and long-term incentive plans are based upon L-3’s short-term, intermediate-term and long-term financial results and increasing stockholder value through stock price appreciation and the payment of dividends;

•	named executive officer pay is set at competitive levels to attract, retain and motivate highly talented individuals who are necessary for L-3 to achieve its goals, objectives and overall financial success;

•	compensation of each executive is based on such individual’s role, responsibilities, performance and experience; and

•	our executive compensation program places a strong emphasis on performance-based variable pay to ensure a high pay-for-performance culture.

Risk Management and Compensation

The Committee believes that the design of the Company’s compensation program should emphasize performance-based variable pay while discouraging inappropriate or excessive risk-taking. Accordingly, the Committee designed the Company’s executive compensation program to balance variable pay incentives based on short-term, intermediate-term and long-term performance and include multiple performance metrics, such as relative total stockholder returns and growth in diluted earnings per share. Short-term performance is addressed through our annual incentive program, while intermediate-term and long-term performance is addressed through our long-term incentive program. The Committee’s assessment of short-term performance under our annual incentive program is based upon a wide variety of performance measures and is fully discretionary in order to ensure a balanced and flexible approach to compensating our executives for achieving our short-term objectives. Our long-term incentive program provides for awards whose ultimate value is directly dependent on our intermediate and long-term performance and that contain overlapping performance periods designed to promote sustainable, long-term performance. Intermediate performance is rewarded through the use of performance units that include multi-year earnings per share growth and total stockholder return targets, while long-term performance is promoted through the use of stock options that vest ratably over a three-year period and whose maximum value is contingent on stock price appreciation over an up to ten-year exercise period.

The Committee has also adopted stock ownership guidelines for our senior executives, including our named executive officers, that are intended to align their long-term interests with those of our stockholders and to encourage a long-term focus in managing the Company. Under our stock ownership guidelines, executives are required to maintain an ownership interest in L-3’s common stock of 1 to 5 times their base salary, depending on their level of responsibilities. See “— Stock Ownership Guidelines”.

Program Overview

We use a variety of components in our executive pay program. The following chart provides an overview of our compensation and benefits programs and why each of these particular elements is included.

Element	Purpose	Characteristics
Base Salaries	Compensate executives for their level of responsibility and sustained individual performance. Also helps attract and retain strong talent.	Fixed component; eligibility for annual merit increases based on sustained individual performance.

Annual Incentives	Promote the achievement of L-3’s annual corporate and business unit financial goals, as well as individual goals.	Performance-based cash opportunity; amount earned will vary based on L-3, business unit and individual results.

Long-Term Incentives	Promote the achievement of (1) stock price appreciation, (2) intermediate-term results and (3) retention of key executives.	Equity and cash awards, including performance-based awards; amounts earned/realized will vary from the award date value based on actual financial and/or stock price performance.

Retirement Plans	Provide an appropriate level of replacement income upon retirement. Also provide an incentive for a long-term career with L-3, which is a key objective.	Fixed component; however, retirement benefit accruals tied to pay will vary based on performance.

Factors Considered When Setting Executive Compensation

When making pay determinations for the named executive officers, the Committee considers a variety of factors including, among others:

•	L-3’s actual performance as compared to its business plan and as compared to its prior year performance;

•	L-3’s performance as compared to its industry peers;

•	Individual performance and expected contribution to L-3’s future success, taking into account, among other matters, relative levels of responsibility within the executive team;

•	Changes in economic conditions and the external marketplace; and

•	In the case of the named executive officers other than Mr. Strianese, the recommendations of Mr. Strianese.

Ultimately, the Committee uses its discretion and business judgment when determining precisely how much to pay our named executive officers, taking into account the extensive information it has been provided with and the advice of Mercer. The Committee evaluates each named executive officer’s performance during the year based on L-3’s performance, leadership qualities, business responsibilities and long-term potential to enhance stockholder value. The Committee reviews each component of each named executive officer’s compensation and takes into account the views of Mr. Strianese and Mercer when determining what salary, bonus, long-term incentives and other benefits to give each executive to meet L-3’s objectives. In evaluating performance, the Committee considers company-wide and individual performance objectives on a collective basis. The Committee does not use any formula or pre-determined weighting and no one performance objective was individually material to the Committee’s compensation determinations.

In developing the pay recommendations and resulting levels of compensation for each named executive officer, Mercer presents peer group pay practices, compensation survey data and general industry pay practices to the Committee and Mr. Strianese. Mr. Strianese develops pay recommendations for the other named executive officers that are discussed and approved by the Committee, with such changes as the Committee determines are appropriate. Mr. Strianese also provides the Committee with a written self-assessment, but does not otherwise participate in the setting of his own compensation. The named executive officers other than Mr. Strianese do not participate in the setting of compensation for themselves or for any other named executive officer.

In setting total compensation, the Committee generally applies a consistent approach for all of L-3’s named executive officers. Exceptions to our policies are made, as appropriate, to address critical business and personal needs.

Factors Considered

In setting compensation for the named executive officers, the Committee considers the following:

•	Cash versus non-cash compensation. The Committee considers the balance between cash and non-cash compensation, considering general industry pay practices and pay practices among L-3’s peer companies. Base salary, annual incentives and a portion of the performance units are cash-based. Stock options, restricted stock units and a portion of the performance units are equity-based.

•	Prior year’s compensation. The Committee considers the prior year’s bonuses and long-term incentive awards when approving bonus payouts or equity-based awards.

•	Performance and competitive practices. On an annual basis, and in connection with setting executive compensation packages for the named executive officers, the Committee reviews L-3’s performance relative to a number of financial metrics, including: sales growth; operating income growth; earnings per share growth; free cash flow growth; net income to free cash flow conversion; free cash flow-to-equity market capitalization; and one- and three-year total stockholder return. In addition, the Committee considers peer group pay practices and current market trends. As discussed above, no specific weighting is assigned to any particular factor when setting compensation levels, nor are particular targets set for any particular factor. Total compensation from year to year can vary significantly based on L-3’s performance, the business unit’s performance (as applicable) and the individual executive’s performance.

•	Application of discretion. The Committee evaluates numerous factors, including executive and L-3 performance, and uses its discretion and informed judgment when determining appropriate compensation levels.

When considering L-3’s compensation practices and levels, the Committee reviews the compensation practices and levels of a group of leading aerospace and defense companies (“peer group”) that meet one or more of the following criteria:

•	Global operations;

•	Diversified business; and/or

•	Similar in revenue, business mix and major customers to L-3.

Mercer develops the peer group information for the Committee. In 2009, the Committee based in part upon the recommendation of Mercer, determined to use the same peer group as it did in 2008. The 2009 peer group consists of the following fourteen companies:

• Danaher Corporation	• Northrop Grumman Corporation
• Eaton Corporation	• Parker Hannifin Corporation
• General Dynamics Corporation	• Raytheon Company
• Goodrich Corporation	• Rockwell Collins, Inc.
• Honeywell International, Inc.	• SAIC, Inc.
• ITT Corporation	• Textron Inc.
• Lockheed Martin Corporation	• United Technologies Corporation

The Committee also reviews competitive compensation levels prepared by Mercer using the most appropriate compensation surveys available, including surveys from Mercer, Hewitt Associates, Inc., Towers Perrin and Watson Wyatt Worldwide, Inc. Compensation survey data provides information on pay levels for a broader group of companies than the peer group, across many industries. Companies included in the review of competitive compensation levels are selected based on revenue, as executive compensation levels typically are positively correlated with company size.

Mercer provides the Committee with summary percentile statistics (i.e., 25th, 50th and 75th percentiles) for the following components of compensation: base salary; annual incentive as a percentage of salary; total cash compensation (base salary plus annual incentives); long-term incentive awards expressed as a dollar value and as a percentage of salary; and total direct compensation (total cash compensation plus long-term incentive awards). The Committee focuses on both peer group and compensation survey data for the named executive officers that are group presidents (Messrs. Dunn and Vuono). Regarding competitive compensation levels for the corporate executives (Messrs. Strianese, D’Ambrosio and Brunson), the Committee has determined that focusing solely on the compensation of the named executive officers for the 14 companies in the peer group more closely represents the labor market for these positions than a blend that includes compensation survey data.

Total Direct Compensation

As discussed above, L-3’s executive compensation package emphasizes a performance-based annual bonus and long-term incentive awards. As a result, a significant majority of the named executive officers’ compensation is dependent upon the performance of L-3, the named executive officer, and his business group, as applicable. The following table sets forth the actual allocation for 2009 among base salary, annual bonus and long-term incentive awards for L-3’s named executive officers (which allocation was generally consistent with the allocation in 2008):

	Chairman, President
	and Chief Executive	Average of 4 Other Named
Element	Officer	Executive Officers

Base salary(1)	10%	21%
Performance-based compensation:
Annual bonus	23%	31%
Long-term incentives(2)	67%	48%

(1)	Base salary reflects annualized rate as of April 1, 2009, when all the named executive officers received a base salary increase.

(2)	Long-term incentives reflect the specific dollar values approved by the Committee for long-term incentive awards. For a further discussion, see Compensation Discussion and Analysis — Long-Term Incentives beginning on page 94.

The Committee feels that the allocation of pay elements shown above achieves an appropriate balance among short-term, intermediate-term and long-term compensation, as well as between fixed and variable compensation. The Committee believes that the greater weighting placed on performance-based compensation, especially long-term incentives, encourages an appropriate degree of risk-taking and aligns the named executive officers’ financial interests with those of our stockholders.

As part of determining 2009 compensation levels for the named executive officers, the Committee assessed L-3’s financial performance against its business plan, and against its performance in 2008. The Committee also reviewed management’s presentation of L-3’s performance as compared to the performance of all the companies in the peer group and as compared to the performance of four companies within the peer group that L-3 believes to represent the integrated defense companies it is most commonly compared to by analysts and investors for performance purposes (the “core defense group”). The companies comprising the core defense group are General Dynamics Corporation, Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company.

•	Performance vs. 2009 Plan and vs. 2008 Actual Results: L-3’s actual results modestly exceeded its 2009 business plan and grew as compared to L-3’s actual 2008 results for each of sales, operating income, diluted earnings per share and free cash flow, with earnings per share growing 11% year over year and exceeding plan by 5%. L-3’s orders and backlog declined year over year and were below plan primarily due to the impact of the global recession on L-3’s commercial business and a slowdown in U.S. Department of Defense procurements and fundings.

•	Performance vs. Peers: L-3’s performance as compared to both the peer group and the core defense group approximated, on average, the 75th percentile based on the following eight metrics: sales growth, operating income growth, earnings per share growth, free cash flow growth, net income to free cash flow conversion, free cash flow-to-equity market capitalization and one- and three-year total stockholder return.

Consistent with the methodology previously utilized by management in presenting its assessment of L-3’s financial performance in 2008, the performance results described above were calculated on a basis that excludes gains related to the sale of a product line and the sale of a majority owned subsidiary, a gain related to the reversal of an adverse jury verdict and a non-cash impairment charge as described in Notes 1, 3 and 5 to “Selected Financial Data” on pages 28-29. These items were excluded because management and the Committee believe that they are not representative of our core operating performance.

Total direct compensation for 2009 (salary, bonus and long-term incentives) for Mr. Strianese was approximately at the 50th percentile for his position relative to competitive market data for the peer group, while total direct compensation for the other named executive officers, on average, was approximately at the 50th percentile for their positions relative to competitive market data for the peer group. The Committee believes that these positionings are appropriate based on its assessment of absolute and relative company performance as discussed above, group performance (as applicable) and individual performance for the named executive officers.

Base Salary

Base salary provides an executive with a steady income stream and is based upon his or her level of responsibility, experience, individual performance and contribution to our overall success. Competitive base salaries, in conjunction with other pay components, enable L-3 to attract and retain highly talented executives. The Committee typically sets base salaries for the named executive officers at approximately the 50th percentile of base salary levels. However, base salaries will vary in practice based upon an individual’s level of responsibility, prior experience and performance over time. In 2009, base salary for Mr. Strianese was approximately at the 50th percentile for his position relative to competitive market data, while base salaries for the other named executive officers, on average, were also approximately at the 50th percentile for their positions relative to competitive market data.

The Committee reviews salaries annually and, when appropriate, makes adjustments after considering peer group practices for similar positions and individual factors, such as competencies, skills, experience and performance. The Committee generally approves salary increases for senior executives during the first quarter of each year. These salary increases generally become effective in April of each year. We also give senior executives salary increases when new executive roles are assumed.

The Committee approved the following base salary adjustments for the named executive officers, based on a number of factors, including the recommendation of Mr. Strianese with respect to the compensation of the other named executive officers and relevant market data.

	Salary on
Named Executive Officer	December 31, 2008	New Salary for 2009(1)	% Increase	Reason for Increase

Michael T. Strianese	$1,200,000	$1,250,000	4%	Merit(2)
Ralph G. D’Ambrosio	$525,000	$545,000	4%	Merit(2)
Curtis Brunson	$520,000	$550,000	6%	Promotion(3)
James W. Dunn	$500,000	$520,000	4%	Merit(2)
Carl E. Vuono	$525,000	$545,000	4%	Merit(2)

(1)	All base salary increases were effective April 1, 2009.

(2)	Merit salary increases represent increases that are in the ordinary course, i.e., are designed to generally maintain competitive positioning as compared to market levels.

(3)	Mr. Brunson was promoted from Senior Vice President of Corporate Strategy and Development to Executive Vice President of Corporate Strategy and Development effective February 2009.

Annual Incentive Plan

The Annual Incentive Plan provides all senior executives, including the named executive officers, with the opportunity to earn annual cash bonuses based on the performance of L-3, their business unit (as applicable) and the executive. Bonuses are paid in the year following the year of performance. Bonuses earned for 2009 were paid in February 2010.

In connection with determining the amounts for 2009 bonuses for each named executive officer, the Committee considered:

1.	L-3’s actual 2009 financial performance as compared to its business plan and its prior year performance;

2.	L-3’s sales growth, operating income growth, earnings per share growth, free cash flow growth, net income to free cash flow conversion, free cash flow-to-equity market capitalization and one- and three-year total stockholder return as compared to the core defense group and the peer group;

3.	for the named executive officers other than Mr. Strianese, the performance of the executive as assessed by Mr. Strianese;

4.	for Mr. Strianese, his performance as determined by the Compensation Committee, in consultation with the independent members of the Board of Directors, based, in part, on his written self-assessment;

5.	the prior year’s compensation for the executive;

6.	in the case of the named executive officers other than Mr. Strianese, the bonus recommendations of Mr. Strianese;

7.	competitive market pay levels for the executive’s position; and

8.	resultant total cash compensation (base salary plus annual bonus) and total direct compensation (total cash compensation plus long-term incentive award) levels.

For the assessment described in item (2.) above, Mr. Strianese provided the Committee with a written assessment for each of the other named executive officers that addressed the executive’s performance, including with respect to the following categories:

Ralph G. D’Ambrosio, Vice	Curtis Brunson, Executive Vice	James W. Dunn, Senior Vice	Carl E. Vuono, Senior Vice
President and Chief Financial	President of Corporate	President and President of	President and President of
Officer	Strategy and Development	Sensors & Simulation Group	L-3 Services Group

  •     Business and financial planning, forecasts and estimates

•     Management of L-3’s capital structure, liquidity and financing arrangements

•     Cost improvement initiatives

•     Periodic financial reporting and Sarbanes-Oxley compliance

•     Enterprise Risk Management initiatives

•     Investor relations

•     Mergers, acquisitions and divestiture activities
• Coordination of company-wide business development efforts

•     Maintenance of major strategic customer relationships

•     Guidance of strategic growth pursuits

•     Development of emerging commercial technologies

•     Alignment of research and development efforts with corporate strategy

•     Resolution of customer concerns on important programs

• Leadership in engineering and technology initiatives	• Group sales growth

•     Group operating income growth

•     Group free cash flow growth

•     Group operating margin

•     Wins on important programs

•     Maintaining important customers

• Collaboration across group divisions	• Group sales growth

•     Group operating income growth

•     Group free cash flow growth

•     Group operating margin

•     Integration of acquisitions

•     Wins on important programs

•     Maintaining important customers

• Consolidation of divisions

Following the close of the 2009 fiscal year, the Committee, in consultation with the independent members of the Board of Directors, evaluated the performance of Mr. Strianese, taking into account, among other considerations, a written self-assessment of his accomplishments in 2009, including with respect to leadership, financial performance, program and operations management, research and development, growth-based initiatives, acquisitions and divestitures and new business development.

Based on these factors, the Committee approved the following 2009 cash bonuses for the named executive officers:

2009 Bonus
Named Executive Officer	Amount

Michael T. Strianese	$3,000,000
Ralph G. D’Ambrosio	725,000
Curtis Brunson	700,000
James W. Dunn	900,000
Carl E. Vuono	750,000

In 2009, total cash compensation (salary plus 2009 cash bonus) for Mr. Strianese was approximately at the 50th percentile for his position relative to competitive market data, while total cash compensation for the other named executive officers, on average, was approximately at the 75th percentile for their positions relative to competitive market data. The Committee believes that these positionings are appropriate based on its assessment of corporate, group (as applicable) and individual performance for the named executive officers for 2009. In the case of Mr. Strianese, the Committee believes that, as Chief Executive Officer, it is appropriate for a greater proportion of his total compensation to be in the form of equity-based awards (as opposed to cash) as compared to the other named executive officers in order to further align his interests with those of stockholders generally.

Long-Term Incentives

Long-term incentives are intended to align the interests of the named executive officers and stockholders by linking a meaningful portion of executive pay to long-term stockholder value creation and financial success over a multi-year period. Long-term incentives are also provided to facilitate ownership of our Common Stock by the named executive officers and other senior executives. The Committee considers individual and L-3 performance when determining long-term incentive awards.

In 2009, the Committee awarded long-term incentives to the named executive officers in the form of stock options, performance units and restricted stock units. Stock options are granted to reward executives for long-term stock price appreciation, performance units are granted to reward executives for intermediate-term results, and restricted stock units are granted to enhance retention.

When granting long-term incentive awards, the Committee approves the total dollar value for all award types, which is then allocated among stock options, performance units and restricted stock units based on a target mix described below. For purposes of converting dollar values to specific numbers of stock option, performance unit and restricted stock unit awards, stock options are valued based on the Black-Scholes valuation model used by L-3 to calculate the grant date fair value of stock option awards for financial reporting purposes, and performance units and restricted stock units are valued at the closing price of our Common Stock on the grant date.

In connection with determining the 2009 long-term incentive awards for each named executive officer, the Committee considered the following factors:

•	Long-term incentive award levels suggested by Mercer as appropriate to align the executive’s compensation with L-3’s objectives for its senior executive compensation program. Mercer’s suggestions were discussed with Mr. Strianese (for the named executive officers other than himself) and the Committee;

•	In the case of the named executive officers other than Mr. Strianese, the long-term incentive award recommendations of Mr. Strianese;

•	The scope of responsibility of the executive relative to other participants in the long-term incentive program;

•	The prior year’s long-term incentive award and total direct compensation for the executive;

•	The long-term incentive award expressed as a percentage of the executive’s base salary; and

•	Competitive market pay levels for the executive’s position.

Based on these factors, the Committee approved the following 2009 long-term incentive awards for the named executive officers:

Award Date Value of
Long-Term Incentive
Named Executive Officer	Awards(1)

Michael T. Strianese	$8,750,000
Ralph G. D’Ambrosio	$1,300,000
Curtis Brunson	$1,400,000
James W. Dunn	$1,200,000
Carl E. Vuono	$1,000,000

(1)	As described below, these awards contain vesting terms based on the passage of time, and in the case of performance units, are also contingent upon the achievement of pre-determined performance targets. As such, these awards are earned over future periods. The award date values set forth in this table may differ materially from the actual values ultimately received by the named executive officers in respect of these awards.

For benchmarking purposes, the Committee, based in part on the recommendation of Mercer, considers long-term incentive awards in the context of the resulting total direct compensation levels. As discussed on page 92, in 2009, total direct compensation (salary, bonus and long-term incentives) for Mr. Strianese was approximately at the 50th percentile for his position relative to competitive market data, while total direct compensation for the other named executive officers, on average, was approximately at the 50th percentile for their positions relative to competitive market data.

The Committee, based, in part, upon a market assessment conducted by Mercer, established the following target mix, to balance, in its judgment, the goals of stock price appreciation, intermediate-term results and executive retention:

The 2009 target mix did not change from 2008, as the Committee believes it remains effective to achieve these goals and is consistent with market practice.

For additional information concerning the specific numbers of stock options, performance units and restricted stock units awarded to the named executive officers as a result of the valuation methodologies and target mix described above, see the 2009 Grants of Plan-Based Awards Table on page 103.

Stock Options.  Stock options are a regular component of our long-term incentive program. The Committee believes that stock options align the long-term interests of L-3’s executives with those of L-3’s stockholders because stock options provide value to executives only if the price of our Common Stock increases after the stock options are granted. Stock option grants generally have the following characteristics:

•	nonqualified stock options that have an exercise price equal to the closing price of our Common Stock on the grant date;

•	vest in equal annual increments over a three-year period; and

•	expire ten years after the grant date.

Performance Units.  Performance units are a regular component of our long-term incentive program. The Committee believes that performance units promote the achievement of strong intermediate-term results. Each participant receives a target amount of performance units, with each unit having a value equivalent to one share of our Common Stock. The number of units ultimately earned can range from zero to 200% of the target amount of units based upon the level of performance achieved over the associated performance period in relation to pre-determined performance goals established by the Compensation Committee. Units issued under the program are payable either in cash (based on the closing price of our Common Stock at the end of the performance period) or are converted on a one-for-one basis into shares of our Common Stock as determined at the time of grant by the Committee. Performance measures used under this program are intended to reinforce stockholder value creation. The measures the Committee selected for the 2009 performance units were relative total stockholder return (“TSR”) and growth in diluted earnings per share (“EPS”) during the 2.5-year period beginning June 27, 2009 (the first day of our fiscal third quarter in 2009) and ending December 31, 2011. These measures (and their associated weightings described below) have remained unchanged since the introduction of performance units as a regular component of the long-term incentive program in 2007. The Committee chose these measures because they are aligned with stockholder value creation both directly (TSR) and indirectly (growth in diluted EPS). Associated weightings and goals are as follows:

•	Relative TSR — weighted 50%: This measure compares our percentile ranking in TSR to the TSR of each of the other companies in the S&P 1500 Aerospace & Defense Index (“A&D Index”), in accordance with the table below. The performance levels and associated unit multipliers have remained unchanged since the introduction of performance units as a regular component of the long-term incentive program in 2007. The Committee selected the A&D Index because it provides a larger group of companies than the peer group against which to compare L-3’s TSR performance. In addition, the component companies within the A&D Index are publicly disclosed, which provides an objective method to select peer companies for the relative comparison of L-3 performance. TSR is defined as price change during the performance period in our Common Stock plus dividends, divided by our Common Stock price at the beginning of the performance period.

Performance Levels	Relative TSR	Unit Multiplier

Maximum	> 74th percentile	200%
	63rd percentile	150%
Target	50th percentile	100%
Threshold	40th percentile	50%
Below Threshold	< 40th percentile	0%

•	Growth in Diluted EPS — weighted 50%: This measure compares our compound annual growth rate in diluted EPS (adjusted to exclude certain categories of unusual or non-recurring gains and losses) to required performance objectives set forth in the table below. In establishing target performance levels, the Committee considers L-3’s business plan and information provided to stockholders and analysts. The diluted EPS growth rates required for particular unit multipliers were reduced from 2008 levels by two percentage points at each point along the scale to reflect the lower growth rates of U.S. Department of Defense budgets expected for fiscal year 2009 and beyond as compared to those for prior years. The Threshold performance requirement was, accordingly, reduced from 8% to 6%, which approximates the mid-point of the Company’s published financial guidance for 2009 at the time the revised performance targets were adopted by the Committee. The categories of adjustments for non-recurring items under the 2009 performance units are unchanged from those used since the introduction of performance units as a regular component of the long-term incentive program in 2007.

	Diluted EPS	Cumulative
	Compound Annual	Diluted EPS
Performance Levels	Growth Rate	Required(1)	Unit Multiplier

Maximum	≥13%	≥$ 22.47	200%
	10%	$21.14	150%
Target	8%	$20.29	100%
	7%	$19.87	75%
Threshold	6%	$19.46	50%
Below Threshold	< 6%	<$ 19.46	0%

(1)	Amounts in this column reflect 2008 adjusted diluted EPS of $6.84, which is 2008 actual diluted EPS of $7.72, adjusted to (a) exclude impairment losses incurred on intangible assets, gains and losses in connection with asset dispositions, and the gain in connection with L-3’s successful appeal of the OSI litigation and (b) reflect the adoption of new accounting standards required under GAAP effective January 1, 2009.

For the 2009 award, the Committee established a performance period of 2.5 years. The amount earned at the end of the 2.5-year performance period may be more or less than the target based upon our actual performance over the period.

Performance units earned based on TSR results are payable in cash, and performance units earned based on EPS results are payable in our Common Stock. The Committee believes that providing a significant portion of the incentives in our Common Stock results in increased share ownership among our executives, further aligning the long-term interests of the named executive officers with those of L-3’s stockholders.

Performance falling between any of the identified performance levels for TSR or growth in diluted EPS in the charts above will result in an interpolated vesting (e.g., a 9% EPS Growth Rate will yield a unit multiplier of 125%).

Restricted Stock Units.  Restricted stock units are a regular component of our long-term incentive program. The Committee believes that restricted stock units enhance retention of L-3’s senior executives. The Committee may also make these awards to recognize increased responsibilities or special contributions, to attract new executives, to retain executives or to recognize certain other special circumstances. Restricted stock unit grants generally have the following characteristics:

•	restricted stock units that automatically convert into shares of our Common Stock on the vesting date;

•	vest three years from the grant date; and

•	receive cash dividend equivalents. Dividend equivalents are payable during the vesting period (for restricted stock units awarded in 2008 or prior years) or in a lump sum at the end of the vesting period (for restricted stock units awarded in 2009).

Long-Term Incentive Grant Practices.  The Committee approves all long-term incentive awards to the named executive officers at in-person or telephonic meetings on annual basis. As was the case in prior years, long-term incentive awards in 2009 were granted to the named executive officers at the first Committee meeting held following the release of our second quarter earnings results. It is the Committee’s general policy to grant long-term incentive awards to the named executive officers either (1) during window periods we establish following quarterly announcements of historical earnings results or (2) at Committee meetings held in connection with or following new hires or promotions. The exercise price of any stock option granted by the Committee is the NYSE closing price for our Common Stock on the date on which the Committee approves the awards. We do not have a program, plan or practice to grant equity-based awards to any employees in coordination with the release of material nonpublic information.

Other Pay Elements

The named executive officers are eligible to participate in the same benefits and severance that we offer to our other senior executives. These include:

•	retirement benefits;

•	deferred compensation;

•	change in control arrangements; and

•	perquisites.

Retirement Benefits

L-3 provides retirement benefits as part of a competitive pay package to attract and retain its employees. All of L-3’s named executive officers other than Mr. Vuono participate in the L-3 Communications Corporation Pension Plan (the “Corporate Pension Plan”) which is a tax-qualified defined benefit plan, and a nonqualified Supplemental

Executive Retirement Plan (the “Restoration Plan”). The Restoration Plan provides benefits that make up for benefits that are not accrued under L-3’s tax-qualified defined benefit plans due to certain limits imposed by the Code. The Corporate Pension Plan and Restoration Plan are designed such that the combined annual amount a named executive officer would receive with 30 years of employment by L-3 equals approximately 45% to 55% of his or her final average pay (base salary and bonus).

Messrs. Brunson and Dunn participate in the Corporate Pension Plan and Restoration Plan, and prior to being transferred to L-3’s corporate payroll on February 26, 2007 and December 27, 2003, respectively, accrued benefits under the L-3 Communication Systems — West Retirement Plan and the L-3 Link Simulation and Training Retirement Plan, respectively. Both of these plans are tax-qualified defined benefit plans. Mr. Vuono does not participate in any tax-qualified or supplemental pension plan.

No employee contributions are required to participate in any of the tax-qualified plans described above or the Restoration Plan. For a more detailed discussion of these plans, see the 2009 Pension Benefits Table and the discussion that follows the table beginning on page 108 of this S-4.

All of L-3’s named executive officers other than Mr. Vuono also participate in a component of our 401(k) plan under which L-3 matches 80% of an employee’s contributions up to 5% of his or her base salary, subject to any limitations imposed by the Code. Mr. Vuono participates in a component of our 401(k) plan under which his business group makes a discretionary match and a discretionary annual contribution that can vary from year to year. For 2009, the discretionary match was 100% of Mr. Vuono’s contributions up to 3% of eligible compensation, and no additional discretionary contribution was made. Our 401(k) plan also allows for catch-up contributions by eligible participants beginning in the year they attain the age of 50, which are matched at the same percentage as other employee contributions.

From time to time, the Committee reviews the relevant benefits provided to Mr. Strianese and the other named executive officers in relation to the peer group as part of a total remuneration analysis. In 2009, the annualized dollar value of retirement benefits for Mr. Strianese was approximately at the 50th percentile for his position relative to competitive market data, while the annualized dollar value for the other named executive officers, on average, was below the 25th percentile relative to competitive market data.

Deferred Compensation

To provide employees with additional savings opportunities, which helps attract and retain employees, L-3 established the L-3 Communications Corporation Deferred Compensation Plan I and L-3 Communications Corporation Deferred Compensation Plan II (collectively, the “L-3 Deferred Compensation Plans”). These plans allow for voluntary deferrals by executives, including the named executive officers, of up to 50% of salary and 100% of annual cash incentive awards into an unfunded, nonqualified account. We do not make any contribution to any named executive officer’s account. Deferred amounts receive interest at the prime rate. The Committee, based in part upon a market assessment conducted by Mercer, believes that the benefits provided under the L-3 Deferred Compensation Plans are generally in line with market practices.

Employment and Severance Arrangements

L-3 currently does not have any employment agreements with its named executive officers. L-3 also does not have any formal arrangements that provide for severance to the named executive officers other than in connection with a change in control. For further discussion, see “Change in Control Arrangements” below and Potential Payments Upon Change in Control or Termination of Employment beginning on page 113.

Change in Control Arrangements

To preserve morale and productivity and encourage retention in the face of the disruptive impact of an actual or rumored change in control, we provide a bridge to future employment in the event a named executive officer’s job is eliminated as a consequence of a change in control. L-3’s Change in Control Severance Plan is intended to align executive and stockholder interests by enabling each executive to consider corporate transactions that are in the best interests of the stockholders and other constituents without undue concern over whether the transactions may jeopardize the executive’s own employment. The plan provides a lump sum payment and benefits continuation as a result of a termination of employment by L-3 without cause or by the employee for good reason during the two years following a change in control, plus protection for pre-change in control terminations that occur at the request of an acquirer or otherwise in anticipation of a change in control. The lump sum payment (severance amount) for each named executive officer is a multiple of base salary and average annual bonus for the three years prior to the year of termination, plus unpaid bonus for the current year earned through the termination date. The multiple for Messrs. Strianese, D’Ambrosio and Brunson is 3.0, and the multiple for Messrs. Dunn and Vuono is 2.5. Upon a change in control, all unvested equity awards vest immediately. Based in part upon information provided by Mercer, the Committee believes that the benefits and terms under the change in control arrangements are appropriate.

For all named executive officers, if the change in control severance payment, when aggregated with all other change in control payments, would subject the named executive officer to an excise tax under Section 280G of the Code, then the severance payment will be reduced to the highest amount for which no excise tax would be due. This severance payment reduction will occur only if the reduced amount is greater than the unreduced amount net of the excise tax.

For a discussion of amounts that would be realized by L-3’s named executive officers upon a change in control, see Potential Payments Upon Change in Control or Termination of Employment beginning on page 113.

Perquisites

To facilitate the attraction and retention of highly qualified executives, we provide the named executive officers with certain other benefits that we believe are consistent with current market practices. In 2009, the named executive officers were eligible for an executive physical, supplemental life insurance and participation in an executive medical plan.

In addition, for security purposes, Mr. Strianese is provided with a company car and security driver and has access to L-3’s fractionally-owned aircraft for occasional personal use. The incremental cost incurred by L-3 for the use of the company car and security driver by Mr. Strianese is disclosed in the footnotes to the Summary Compensation Table on page 101. Mr. Strianese reimbursed L-3 for the total incremental cost incurred by L-3 in connection with his personal use of the aircraft in 2009, as required by L-3’s policy.

From time to time, the Committee also reviews the relevant benefits provided to Mr. Strianese and the other named executive officers in relation to the compensation peer group as part of a total remuneration analysis. In 2009, the annualized dollar value of perquisites for Mr. Strianese was below the 25th percentile for his position relative to competitive market data, while the annualized dollar value for the other named executive officers, on average, was at the 25th percentile relative to competitive market data.

Stock Ownership Guidelines

The Committee believes that executives should accumulate a meaningful level of ownership in L-3 shares over time and that such ownership will further reinforce stockholder value creation. The current stock ownership guidelines for the named executive officers are as follows:

• Mr. Strianese:	5X base salary
• Messrs. D’Ambrosio, Brunson, Dunn and Vuono:	3X base salary

In addition to the guidelines above, all Group Presidents and the General Counsel are subject to the guideline of 3X base salary, and other executives have guidelines of between 1X and 2X base salary. The Committee reviews progress towards guideline achievement annually. The guidelines are currently in effect, but executives have until the later of June 28, 2012 or five years from the date they become subject to the guidelines to achieve the minimum level of ownership. An executive whose ownership is below the applicable guideline after that time will receive annual cash bonuses entirely in the form of our Common Stock that cannot be sold until the guideline requirement is met.

“Stock ownership” is defined to include 100% of shares of Common Stock held outright, shares and share equivalents held in benefit plans and unvested restricted stock units; and 50% of the value of vested, “in-the-money” stock options.

Other Factors Affecting Compensation

We make reasonable efforts to maximize the tax deductibility of compensation paid to the named executive officers and to achieve favorable accounting treatment, provided that it does not conflict with intended plan design or program objectives.

Limitations on Deductibility of Compensation.  Section 162(m) generally limits the tax deductibility of compensation paid by a public company to its chief executive officer and certain other highly compensated executive officers (“covered employees”) to $1 million in the year the compensation becomes taxable to the executive, subject to an exception for performance-based compensation that meets certain requirements. The Committee considers the impact of this rule when developing and implementing its executive compensation programs. The Committee believes, however, that it is important to preserve flexibility in administering compensation programs in a manner designed to promote varying corporate goals. Accordingly, the Committee has not adopted a policy that all compensation must qualify as deductible under Section 162(m).

Based on the factors discussed under “Base Salary,” the Committee determined to pay Mr. Strianese a base salary in excess of $1 million in order to remain competitive. The Committee determined that the additional base salary is appropriate even though the excess over $1 million is not deductible. In addition, awards under the annual incentive plan do not qualify as deductible under Section 162(m). The Committee has structured the annual incentive plan to retain and motivate L-3’s executives and to encourage strong performance on an annual basis. The Committee has determined that maintaining flexibility with respect to its short-term compensation program outweighs the ability to achieve maximum tax efficiency.

With respect to long-term incentives, the Committee has structured L-3’s stock option and performance unit awards to qualify as deductible under Section 162(m). Restricted stock unit awards do not qualify as deductible. Nevertheless, the Committee has determined to include restricted stock unit awards as part of our long-term incentive program in order to enhance retention of L-3’s senior executives.

Accounting and Tax Considerations.  L-3 considers the accounting implications of all aspects of its senior executive compensation program. For example, awards to the named executive officers of stock options, restricted stock units and performance units payable in shares of our Common Stock qualify for fixed (as opposed to variable) accounting treatment under the accounting standards for share-based compensation. Performance units payable in cash qualify for variable (as opposed to fixed) accounting treatment. However, accounting treatment is just one of many factors considered by the Committee when designing compensation plans and making pay determinations.

TABULAR EXECUTIVE COMPENSATION DISCLOSURE

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our Chairman, President and Chief Executive Officer, our Vice President and Chief Financial Officer and each of our three other most highly compensated executive officers, collectively referred to herein as the named executive officers.

						Change in
						Pension Value
						and
						Nonqualified
						Deferred
				Stock	Option	Compensation	All Other
		Salary(1)	Bonus	Awards(2)	Awards(3)	Earnings(4)	Compensation(5)	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)	($)	($)

Michael T. Strianese	2009	1,284,231	3,000,000	5,733,932	3,499,995	1,509,139	151,432	15,178,729
(Chairman, President and	2008	1,145,385	2,750,000	5,123,485	3,299,999	1,120,799	96,021	13,535,689
Chief Executive Officer and Director)	2007	1,000,000	2,500,000	3,450,040	2,102,992	499,782	97,579	9,650,393
Ralph G. D’Ambrosio	2009	560,423	725,000	851,866	519,995	145,184	35,433	2,837,901
(Vice President and Chief	2008	511,346	650,000	745,289	480,000	108,000	36,304	2,530,939
Financial Officer)	2007	463,923	600,000	501,786	305,887	28,544	32,457	1,932,597
Curtis Brunson	2009	562,846	700,000	917,468	559,994	211,316	82,087	3,033,711
(Executive Vice President of	2008	514,538	650,000	745,289	480,000	243,439	77,599	2,710,865
Corporate Strategy and Development)(6)	2007	—	—	—	—	—	—	—
James W. Dunn	2009	534,462	900,000	786,424	479,995	327,787	55,674	3,084,342
(Senior Vice President and	2008	493,173	800,000	683,065	439,995	263,691	122,202	2,802,126
President of Sensors & Simulation Group)(6)	2007	—	—	—	—	—	—	—
Carl E. Vuono	2009	560,038	750,000	655,380	399,996	—	50,414	2,415,828
(Senior Vice President and	2008	518,269	1,000,000	683,065	439,995	85,616	44,889	2,771,834
President of L-3 Services Group)	2007	494,271	925,000	564,448	344,126	338,458	42,354	2,708,657

(1)	Actual 2009 salary amounts were higher than base salary due to one extra pay period in 2009.

(2)	Represents the grant date fair value calculated in accordance with the accounting standards for share-based compensation (excluding the effect of estimated forfeitures) with respect to restricted stock units and performance units (whether payable in shares or cash) granted in 2009, 2008 and 2007. See Note 18 to the audited consolidated financial statements included in L-3’s 2009 Annual Report on Form 10-K for a discussion of the assumptions used in calculating the grant date fair value of performance units whose performance targets are based on total stockholder return. For a discussion of the general terms of restricted stock units and performance units, see Compensation Discussion and Analysis on pages 87-100 and Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

With respect to the performance units, the grant date fair value included in the Summary Compensation Table above is based upon the probable outcome of the performance vesting conditions. Assuming that the highest level of performance will be achieved, the grant date fair value of these performance units would have been:

	2009	2008	2007
Name	($)	($)	($)

Michael T. Strianese	6,217,852	5,297,021	3,599,998
Ralph G. D’Ambrosio	923,760	770,532	523,597
Curtis Brunson	994,898	770,532	—
James W. Dunn	852,794	706,201	—
Carl E. Vuono	710,692	706,201	588,974

(3)	Represents the grant date fair value calculated in accordance with the accounting standards for share-based compensation (excluding the effect of estimated forfeitures) for stock option awards granted in 2009, 2008 and 2007. See Note 18 to the audited consolidated financial statements included in L-3’s 2009 Annual Report on Form 10-K for a discussion of the assumptions used in calculating equity compensation expense in connection with these stock option awards. For a discussion of the general terms of our stock options, see Compensation Discussion and Analysis on page 87 and Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(4)	Amounts in this column reflect the increase in the actuarial value of defined benefit plans during 2009, 2008 and 2007, as applicable. For Mr. Vuono, amounts represent above-market earnings on nonqualified deferred compensation for 2008 and 2007. Mr. Vuono does not participate in any company defined benefit plan. Actuarial value computations are based on assumptions discussed in Note 20 to the audited consolidated financial statements included in L-3’s 2009 Annual Report filed on Form 10-K.

(5)	The following table describes each component of the All Other Compensation column in the Summary Compensation Table above for 2009.

	Employer			Restricted
	Contributions		Medical	Stock
	to Employee	Life	Insurance	Dividend
	Savings Plan	Insurance(a)	Benefits(b)	Payment	Other		Total
Name	($)	($)	($)	($)	($)		($)

Michael T. Strianese(c)	14,200	24,656	3,872	59,164	49,540	(d)	151,432
Ralph G. D’Ambrosio	7,215	10,856	7,706	9,656	—		35,433
Curtis Brunson	14,200	27,054	5,649	8,184	27,000	(e)	82,087
James W. Dunn	14,200	25,733	5,649	8,169	1,923	(e)	55,674
Carl E. Vuono	12,850	22,305	6,669	8,590	—		50,414

(a)	Represents payments for executive and group term life insurance.

(b)	Represents payments of premiums for a company-provided executive medical reimbursement plan.

(c)	Mr. Strianese has access to L-3’s fractionally-owned aircraft for occasional personal use. Mr. Strianese is required to and has reimbursed L-3 for all incremental costs incurred by L-3 in connection with his personal use of the aircraft.

(d)	Represents the incremental cost associated with the use of a company car. These incremental costs include the monthly lease payments, maintenance, gas, tolls, parking and all other costs associated with the car.

(e)	Represents payment for accumulated vacation time.

(6)	Messrs. Brunson and Dunn were not considered named executive officers prior to the 2008 fiscal year.

2009 Grants of Plan-Based Awards

The following table provides information on stock options, restricted stock units and performance units granted in 2009 to each of our named executive officers under the 2008 Plan. Plan-based awards are generally granted to the named executive officers on an annual basis. As was the case in prior years, the 2009 awards were granted at the first Compensation Committee meeting held following the release of L-3’s second quarter earnings results.

							All Other
						All Other	Option		Grant Date
						Stock Awards:	Awards:	Exercise	Fair
						Number of	Number of	or Base	Value of
			Estimated Future Payouts			Shares	Securities	Price of	Stock and
			Under Equity Incentive Plan Awards(1)			of Stock	Underlying	Option	Option
	Grant		Threshold	Target	Maximum	or Units(2)	Options(3)	Awards	Awards(4)
	Date		(#)	(#)	(#)	(#)	(#)	($/Sh)	($)

Michael T. Strianese	7/28/09						237,127	73.61	3,499,995
	7/28/09					35,661			2,625,006
	7/28/09	(5)	8,915	17,831	35,661				1,312,503
	7/28/09	(6)	8,915	17,830	35,661				1,796,423
Ralph G. D’Ambrosio	7/28/09						35,230	73.61	519,995
	7/28/09					5,298			389,986
	7/28/09	(5)	1,325	2,649	5,298				194,993
	7/28/09	(6)	1,324	2,649	5,298				266,887
Curtis Brunson	7/28/09						37,940	73.61	559,994
	7/28/09					5,706			420,019
	7/28/09	(5)	1,427	2,853	5,706				210,009
	7/28/09	(6)	1,426	2,853	5,706				287,440
James W. Dunn	7/28/09						32,520	73.61	479,995
	7/28/09					4,891			360,027
	7/28/09	(5)	1,223	2,446	4,891				180,013
	7/28/09	(6)	1,223	2,445	4,891				246,384
Carl E. Vuono	7/28/09						27,100	73.61	399,996
	7/28/09					4,076			300,034
	7/28/09	(5)	1,019	2,038	4,076				150,017
	7/28/09	(6)	1,019	2,038	4,076				205,329

(1)	Represents performance units granted to the named executive officers. The final value of each unit will vary based upon (i) the level of performance achieved over the associated performance period in relation to a pre-determined performance goal established by the Compensation Committee and (ii) the price of our Common Stock at the end of the performance period. The measures selected for the 2009 performance units were total stockholder return and growth in diluted earnings per share for the 2.5-year performance period beginning June 27, 2009 and ending December 31, 2011. The amounts disclosed represent the number of shares of our Common Stock issuable (or payable in cash based on the number of shares multiplied by the closing price of our Common Stock on the last day of the performance period) assuming achievement of the specific Threshold, Target or Maximum levels of performance established by the Compensation Committee for these measures over the performance period. See Compensation Discussion and Analysis — Long-Term Incentives — Performance Units on pages 95-96 for a further discussion of the performance units. See Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114 for a discussion concerning the effect of a change in control or termination of employment on outstanding performance units.

(2)	Represents restricted stock units granted to the named executive officers. There were no performance or other market condition requirements included in the terms of the restricted stock unit awards to the named executive officers. For a discussion of our restricted stock units, see Compensation Discussion and Analysis — Long-Term Incentives — Restricted Stock Units on page 97. For a discussion concerning the effect of a change in control or termination of employment on outstanding restricted stock units, see Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(3)	Represents stock option awards granted to the named executive officers. These awards have an exercise price equal to the closing price of our Common Stock and provide value to the recipient only if the price of our Common Stock increases after the grant date. There were no other performance or other market condition requirements included in the terms of the option awards to the named executive officers. For a discussion of our stock option awards, see Compensation Discussion and Analysis — Long-Term Incentives — Stock Options on page 95. For a discussion concerning the effect of a change in control or termination of employment on outstanding stock option awards, see Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(4)	Represents, in the case of performance unit awards, the grant date fair value of a performance unit award calculated in accordance with the accounting standards for share-based compensation multiplied by the Target number of shares of our Common Stock issuable (or payable in cash as discussed in Note 1 above) pursuant to the grant or, in the case of an option or restricted stock unit award, the grant date fair value of the option or restricted stock unit award. For a discussion of the general terms of our stock options, restricted stock units and performance units, see Compensation Discussion and Analysis on pages 87-100 and Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(5)	Represents performance unit awards with performance targets based on growth in diluted earnings per share, which are payable in our Common Stock at the end of the performance period.

(6)	Represents performance unit awards with performance targets based on total stockholder return, which are payable in cash based on the closing price of our Common Stock on the last day of the performance period.

Outstanding Equity Awards At Fiscal Year End 2009

The following table provides information with respect to holdings of exercisable and unexercisable stock options and unvested, and as applicable, unearned restricted stock units and performance units held by the Company’s named executive officers at December 31, 2009.

	Option Awards						Stock Awards
									Equity
									Incentive	Equity
									Plan	Incentive
									Awards:	Plan Awards:
									Number of	Market or
							Number of	Market	Unearned	Payout of Value
			Number of	Number of			Shares or	Value of	Shares,	of Unearned
			Securities	Securities			Units of	Shares or	Units or	Shares,
			Underlying	Underlying			Stock	Units of	Other	Units or
			Unexercised	Unexercised	Option		That Have	Stock That	Rights That	Other Rights
			Options	Options	Exercise	Option	Not	Have Not	Have Not	That Have
	Grant		(#)	(#)	Price	Expiration	Vested(2)	Vested(3)	Vested	Not Vested(3)
Name	Date		Exercisable(1)	Unexercisable(1)	($)	Date	(#)	($)	(#)	($)

Michael T. Strianese	11/15/2001		31,000	—	39.70	11/15/2011
	3/4/2003		25,000	—	35.60	3/4/2013
	3/4/2003		50,000	—	35.95	3/4/2013
	11/10/2004		40,000	—	68.16	11/10/2014
	7/12/2005		20,000	—	74.94	7/12/2015
	8/2/2006		100,000	—	72.20	8/2/2016
	11/6/2006		100,000	—	80.39	11/6/2016
	8/1/2007		61,009	30,505	99.58	8/1/2017
	8/1/2007						16,570	1,440,762
	7/29/2008		58,761	117,521	96.34	7/29/2018
	7/29/2008						25,690	2,233,746
	7/29/2008	(4)							25,690	2,233,746
	7/29/2008	(5)							25,690	2,233,746
	7/28/2009		—	237,127	73.61	7/28/2019
	7/28/2009						35,661	3,100,724
	7/28/2009	(4)							35,661	3,100,724
	7/28/2009	(5)							35,661	3,100,724
Ralph G. D’Ambrosio	3/15/2005		12,000	—	75.23	3/15/2015
	8/2/2006		12,000	—	72.20	8/2/2016
	8/1/2007		8,874	4,437	99.58	8/1/2017
	8/1/2007						2,410	209,550
	7/29/2008		8,547	17,094	96.34	7/29/2018
	7/29/2008						3,737	324,932
	7/29/2008	(4)							3,737	324,932
	7/29/2008	(5)							3,737	324,932
	7/28/2009		—	35,230	73.61	7/28/2019
	7/28/2009						5,298	460,661
	7/28/2009	(4)							5,298	460,661
	7/28/2009	(5)							5,298	460,661
Curtis Brunson	1/8/2001		15,000	—	32.50	1/8/2011
	8/20/2002		2,500	—	54.91	8/20/2012
	8/20/2002		5,000	—	49.00	8/20/2012
	7/21/2003		6,667	—	45.11	7/21/2013
	7/21/2003		13,333	—	49.10	7/21/2013
	3/15/2005		15,000	—	75.23	3/15/2015
	8/2/2006		20,000	—	72.20	8/2/2016
	8/1/2007		7,765	3,882	99.58	8/1/2017
	8/1/2007						2,109	183,378
	7/29/2008		8,547	17,094	96.34	7/29/2018

	Option Awards						Stock Awards
									Equity
									Incentive	Equity
									Plan	Incentive
									Awards:	Plan Awards:
									Number of	Market or
							Number of	Market	Unearned	Payout of Value
			Number of	Number of			Shares or	Value of	Shares,	of Unearned
			Securities	Securities			Units of	Shares or	Units or	Shares,
			Underlying	Underlying			Stock	Units of	Other	Units or
			Unexercised	Unexercised	Option		That Have	Stock That	Rights That	Other Rights
			Options	Options	Exercise	Option	Not	Have Not	Have Not	That Have
	Grant		(#)	(#)	Price	Expiration	Vested(2)	Vested(3)	Vested	Not Vested(3)
Name	Date		Exercisable(1)	Unexercisable(1)	($)	Date	(#)	($)	(#)	($)

	7/29/2008						3,737	324,932
	7/29/2008	(4)							3,737	324,932
	7/29/2008	(5)							3,737	324,932
	7/28/2009		—	37,940	73.61	7/28/2019
	7/28/2009						5,706	496,137
	7/28/2009	(4)							5,706	496,137
	7/28/2009	(5)							5,706	496,137
James W. Dunn	11/14/2003		3,333	—	45.80	11/14/2013
	7/12/2005		28,750	—	74.94	7/12/2015
	8/2/2006		20,000	—	72.20	8/2/2016
	8/1/2007		8,874	4,437	99.58	8/1/2017
	8/1/2007						2,410	209,550
	7/29/2008		7,835	15,669	96.34	7/29/2018
	7/29/2008						3,425	297,804
	7/29/2008	(4)							3,425	297,804
	7/29/2008	(5)							3,425	297,804
	7/28/2009		—	32,520	73.61	7/28/2019
	7/28/2009						4,891	425,272
	7/28/2009	(4)							4,891	425,272
	7/28/2009	(5)							4,891	425,272
Carl E. Vuono	7/31/2000		5,000	—	29.00	7/31/2010
	7/12/2001		12,000	—	34.00	7/12/2011
	3/25/2002		8,000	—	53.75	3/25/2012
	3/25/2002		4,000	—	62.91	3/25/2012
	11/14/2003		20,000	—	45.80	11/14/2013
	7/12/2005		21,250	—	74.94	7/12/2015
	8/2/2006		15,000	—	72.20	8/2/2016
	8/1/2007		9,983	4,992	99.58	8/1/2017
	8/1/2007						2,711	235,721
	7/29/2008		7,835	15,669	96.34	7/29/2018
	7/29/2008						3,425	297,804
	7/29/2008	(4)							3,425	297,804
	7/29/2008	(5)							3,425	297,804
	7/28/2009		—	27,100	73.61	7/28/2019
	7/28/2009						4,076	354,408
	7/28/2009	(4)							4,076	354,408
	7/28/2009	(5)							4,076	354,408

(1)	Stock options vest in equal, annual increments over a three-year period starting with the grant date. For a discussion concerning the effect of a change in control or termination of employment on outstanding stock option awards, see Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(2)	Represents restricted stock units, which vest three years after the grant date. Each restricted stock unit automatically converts into one share of our Common Stock on the vesting date. For a discussion concerning the effect of a change in control or termination of employment on outstanding restricted stock unit awards, see Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(3)	The market value is based on the closing price of our Common Stock on December 31, 2009 of 86.95, multiplied by the number of shares or units.

(4)	Reflects the number of shares of our Common Stock issuable assuming achievement of the Maximum level of performance in respect of performance units whose performance targets are based on growth in diluted earnings per share. The Maximum level of performance is reported for these units based on the Company’s performance from the beginning of the applicable performance period (June 28, 2008 for units granted in 2008 and June 27, 2009 for units granted in 2009) through December 31, 2009, measured against the applicable performance targets in accordance with applicable securities regulations. For a further discussion of our performance units, see Compensation Discussion and Analysis — Long-Term Incentives — Performance Units on pages 95-97. For a discussion concerning the effect of a change in control or termination of employment on performance unit awards, see Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

(5)	Reflects the number of shares of our Common Stock payable in cash (based on the closing price of our Common Stock at the end of the performance period) assuming achievement of the Maximum level of performance for performance units granted July 29, 2008 and July 28, 2009 in respect of performance units whose performance targets are based on relative total stockholder return. The level of performance is reported for these units based on the Company’s performance from the beginning of the applicable performance period (June 28, 2008 for units granted in 2008 and June 27, 2009 for units granted in 2009) through December 31, 2009, measured against the applicable performance targets in accordance with applicable securities regulations. For a further discussion of our performance units, see Compensation Discussion and Analysis — Long-Term Incentives — Performance Units on pages 95-97. For a discussion concerning the effect of a change in control or termination of employment on performance unit awards, see Potential Payments Upon Change in Control or Termination of Employment — Effect of Change in Control or Termination of Employment Upon Equity Awards on page 114.

2009 Option Exercises and Stock Vested

The following table provides information regarding the amounts received by our named executive officers as a result of the vesting of restricted stock units and performance units during the year ended December 31, 2009. Payments of shares and cash consideration underlying the performance units were made in February 2010. No stock options were exercised by any of our named executive officers during 2009.

	Stock Awards
	Number of
	Shares		Value
	Acquired on		Realized on
	Vesting		Vesting
Name	(#)		($)(1)

Michael T. Strianese	16,570	(2)	1,440,762
	14,918	(3)	1,297,117
Ralph G. D’Ambrosio	3,910	(4)	322,800
	2,170	(3)	188,657
Curtis Brunson	2,109	(2)	183,378
	1,899	(3)	165,095
James W. Dunn	2,410	(2)	209,550
	2,170	(3)	188,657
Carl E. Vuono	2,711	(2)	235,721
	2,441	(3)	212,220

(1)	Value realized on vesting is based on the fair market value of the shares at the time of vesting.

(2)	Represents shares issued as a result of the vesting of performance units on December 31, 2009. The amount of shares issued was based on the Company’s earnings per share performance during the period from July 1, 2007 through December 31, 2009.

(3)	Represents shares paid in cash as a result of the vesting of performance units on December 31, 2009. The amount of shares paid in cash was based on the Company’s total stockholder return during the period from July 1, 2007 through December 31, 2009. The cash payment was based on the closing price of our Common Stock on the vesting date, which was $86.95 per share.

(4)	Represents (a) 1,500 shares issued upon the vesting of restricted stock units on August 2, 2009 and (b) 2,410 shares issued as a result of the vesting of performance units on December 31, 2009. The amount of shares issued in respect of performance units was based on the Company’s earnings per share performance during the period from July 1, 2007 through December 31, 2009.

2009 Pension Benefits

The following table provides information regarding the pension benefits for our named executive officers under L-3’s tax-qualified and supplemental plans. The named executive officers, excluding Mr. Vuono, participate in multiple tax-qualified or supplemental pension plans. The purpose of each plan is to provide the named executive officers retirement benefits as part of their overall compensation package. Mr. Vuono does not participate in any tax-qualified or supplemental pension plans. The material terms of the plans are described following the table.

				Present Value of
		Number of Years		Accumulated	Payments During
		Credited Service		Benefit(1)	Last Fiscal Year
Name	Plan Name	(#)		($)	($)

Michael T. Strianese	L-3 Communications Corporation Pension Plan	19.17	(2)	365,325	—
	L-3 Communications Corporation Supplemental Executive Retirement Plan	19.17	(2)	3,972,360	—
Ralph G. D’Ambrosio	L-3 Communications Corporation Pension Plan	12.42		115,473	—
	L-3 Communications Corporation Supplemental Executive Retirement Plan	12.42		343,492	—
Curtis Brunson(3)	L-3 Communications Corporation Pension Plan	2.92		99,461	—
	L-3 Communications Corporation Supplemental Executive Retirement Plan	34.50	(4)	679,419	—
	L-3 Communication Systems — West Retirement Plan	31.58	(4)	424,068	—
James W. Dunn	L-3 Communications Corporation Pension Plan	6.08		228,080	—
	L-3 Communications Corporation Supplemental Executive Retirement Plan	8.66		1,039,037	—
	L-3 Link Simulation and Training Retirement Plan	2.58		82,571	—
Carl E. Vuono	—	—		—	—

(1)	The present values of the accumulated benefits in the table were determined using the same assumptions that were used by L-3 as of December 31, 2009 for financial reporting purposes, including a 6.30% discount rate and post-retirement mortality in accordance with the RP-2000 Combined Mortality table. We used age 65, the normal retirement age under the pension plans and the supplemental executive retirement plans, to determine the present value of the accumulated benefits in the table. For the assumptions used in calculating the present value of the accumulated benefits, see Note 20 to the audited consolidated financial statements included in L-3’s 2009 Annual Report on Form 10-K.

(2)	Includes 6.50 years of service provided by Mr. Strianese as an employee of Loral Corporation and Lockheed Martin Corporation. The years of credited service in excess of actual years of service provided to L-3 resulted in an increase to the present value of accumulated benefits for Mr. Strianese as of December 31, 2009 under the L-3 Communications Corporation Pension Plan and the L-3 Communications Corporation Supplemental Executive Retirement Plan of $123,871 and $1,346,914 respectively.

(3)	Mr. Brunson is eligible for retirement under the L-3 Communications Systems — West Retirement Plan as he is over age 55 and has more than five years of eligible service.

(4)	Includes 21.75 years of service provided by Mr. Brunson as an employee of Sperry, Unisys, Loral and Lockheed Martin. The years of credited service in excess of actual years of service provided to L-3 resulted in an increase to the present value of accumulated benefits for Mr. Brunson as of December 31, 2009 under the L-3 Communications Corporation Supplemental Executive Retirement Plan and the L-3 Communications Systems — West Retirement Plan of $207,168 and $292,067, respectively.

The present value of the accumulated benefits for each of the named executives shown in the table above reflects the present value of the benefits earned under each of the pension plans as of December 31, 2009. The pension benefits that are the basis for the present values of the accumulated benefits shown are calculated based on all years of creditable service with L-3 and its predecessor companies under each of the plans as of December 31, 2009.

A more complete discussion of the material factors useful to an understanding of each plan is presented below.

Tax-Qualified Pension Plans

L-3 Communications Corporation Pension Plan

Eligibility	Employees were eligible to participate in the plan after one year of service, and upon attaining 21 years of age. Employees hired on or after January 1, 2007 are not eligible to participate in the plan.

Vesting	Participants are fully vested after five years of service, and there is no partial vesting.

Availability of Early Retirement Benefits	Participants are eligible for early retirement benefits after age 55, provided that they have ten years of eligibility service.

Earnings	Earnings are defined as base pay and bonus and limited to the IRS earnings limit of $245,000 in 2010.

Final Average Earnings (FAE)	FAE is equal to the average of the participant’s earnings for the five calendar years during the ten calendar years prior to date of termination that results in the highest average earnings amount.

Covered Compensation	Covered Compensation is equal to the average of the wage levels at which social security tax is applied for each year during the 35-year period ending in the year the participant reaches social security retirement age.

Benefit Plan Formula	The annual pension benefit is equal to 1.5% of FAE up to Covered Compensation, plus 1.75% of FAE in excess of Covered Compensation, for each plan year (partial and completed months) of accrual service.

Early Retirement Reduction Factors	For those participants that are eligible to retire early, the reduction factor is 1/180 for each of the first 60 months prior to age 65 and 1/360 for each of the next 60 months.

Payment Options	The plan provides for a number of payment options including a single life annuity (normal form for single participants), a qualified 50% joint and survivor annuity (normal form for married participants), other joint and survivor options, period certain options and a level income option.

L-3 Communication Systems — West Retirement Plan

Eligibility	Employees were eligible to participate in the plan if they were participants in the Lockheed Martin Tactical Defense Systems Retirement Plan on April 30, 1997 and became employees of L-3 Communication Systems West on May 1, 1997. Employees hired on or after May 1, 1997 are not eligible to participate in the plan.

Vesting	Participants are fully vested after five years of service, and there is no partial vesting.

Availability of Early Retirement Benefits	Participants are eligible for early retirement benefits after age 55, provided that they have five years of eligibility service.

Earnings	Earnings are defined as regular pay plus overtime, commissions, performance based bonus and fringe benefits and limited to the IRS earnings limit of $220,000 in 2010.

Final Average Earnings (FAE)	FAE is used in calculating the benefit accrued prior to January 1, 1991 and is equal to the average of the participant’s earnings for the 60 months during the 120 months prior to January 1, 1991 that results in the highest average earnings amount.

Final Average Social Security Wage Base (FASS)	Final Average Social Security Wage Base is used in calculating the benefit accrued prior to January 1, 1991 and is equal to the Average Wage Base (FASS) of the Social Security Wage Bases (determined at the start of each plan year) for the five consecutive years prior to January 1, 1991. The FASS is equal to $46,020.

Benefit Plan Formula	The annual pension benefit is equal to the sum of: (i) 1% of pre-1991 FAE up to 50% of the pre-1991 FASS plus 1.35% of pre-1991 FAE in excess of the pre-1991 FASS all times accrual service as of December 31, 1990 and (ii) for each year of service after January 1, 1991, 1% of Earnings for the year up to 50% of the FASS for the year plus 1.35% of Earnings for the year in excess of 50% of the FASS for the year.

Early Retirement Reduction Factors	For those participants that are eligible to retire early, the reduction factor is 6% for each year prior to age 65, or age 62 for a participant with 20 years or more of vesting service.

Payment Options	The plan provides for a number of payment options including a single life annuity (normal form for single participants), a qualified 50% joint and survivor annuity (normal form for married participants), other joint and survivor options, period certain options and a level income option.

L-3 Link Simulation and Training Retirement Plan

Eligibility	Employees were eligible to participate in the plan if (1) they participated in a specific component of the Raytheon Pension Plan on February 10, 2000 and became employees of L-3 Link Simulation and Training on February 11, 2000 or (2) they were an employee of Raytheon on February 10, 2000, became a full-time employee of L-3 Link Simulation and Training after February 11, 2000 but on or before August 31, 2000 or (3) they were hired before January 1, 2007 in a pension eligible organization and have met the one year of service requirement to participate in the plan. Employees hired on or after January 1, 2007 are not eligible to participate in the plan.

Vesting	Participants are fully vested after five years of vesting service or attainment of age 65, and there is no partial vesting.

Availability of Early Retirement Benefits	Participants are eligible for early retirement benefits after age 55, provided that they have five years of vesting service.

Earnings	Earnings are defined as base pay, performance-based bonuses, shift differentials, payment for overtime hours, paid time off actually taken, bereavement, jury duty and military training pay and limited to the IRS earnings limit of $245,000 in 2010.

Final Average Monthly Compensation (FAMC)	FAMC is equal to the average of the participant’s monthly earnings during the five highest-paid 12-month periods worked out of the last ten consecutive 12-month periods worked.

Covered Compensation	Covered Compensation means for any Plan year, the average (without indexing) of the Social Security Taxable Wage Base in effect for each calendar year during the 35-year period ending with the calendar year in which a participant attains or will attain his Social Security Retirement Date.

Benefit Plan Formula	1.5% of FAMC times Benefit Service up to 35 years, minus 0.6% of the lesser of Covered Compensation or FAMC, times Benefit Service up to 35 years, plus 0.5% of FAMC, times Benefit Service in excess of 35 years.

Early Retirement Reduction Factors	For those participants that are eligible to retire early, the reduction factor is 6% for each year prior to the participant’s normal retirement date for social security purposes.

Payment Options	The plan provides for a number of payment options including a single life annuity (normal form for single participants), a qualified 50% joint and survivor annuity (normal form for married participants), other joint and survivor options, a 10-year certain and continuous annuity and a 10-year certain annuity.

Supplemental Plan

The provisions of the Supplemental Executive Retirement Plan (the “Restoration Plan”) are substantially similar to the provisions of the tax-qualified pension plans described above (the “Qualified Plans”). However, the Restoration Plan takes into consideration earnings above the annual IRS earnings limit and provides a nonqualified benefit to those participants based on those earnings in excess of the IRS limit or the Section 415 benefit limits.

2009 Nonqualified Deferred Compensation

The following table provides information regarding contributions, earnings and balances for our named executive officers under the L-3 Deferred Compensation Plans and the MPRI Long Term Deferred Incentive Plan.

	Executive		Aggregate
	Contributions in	Aggregate Earnings	Withdrawals/	Aggregate Balance at
	Last Fiscal Year(1)	in Last Fiscal Year(2)	Distributions	Last Fiscal Year End
Name	($)	($)	($)	($)

Michael T. Strianese	—	—	—	—
Ralph G. D’Ambrosio	—	—	—	—
Curtis Brunson	378,938	71,789	—	2,329,843
James W. Dunn	—	—	—	—
Carl E. Vuono	888,138	142,353	2,118,957	16,195,645

(1)	The amounts in this column are included in the Salary and Bonus columns of the Summary Compensation Table on page 101.

(2)	Aggregate earnings in the last fiscal year are based on the prime interest rate.

For a further discussion of the L-3 Deferred Compensation Plans, see Compensation Discussion and Analysis — Other Pay Elements — Deferred Compensation on page 98.

Potential Payments Upon Change in Control or Termination of Employment

Change in Control Severance Plan

Our Board of Directors previously approved a Change in Control Severance Plan for executive officers and other corporate employees. The Board of Directors based its approval on the recommendation of the Compensation Committee, which was composed solely of independent directors. The Compensation Committee’s recommendation was based, in part, on consultations with Mercer, its outside compensation consultant that reports directly to the Compensation Committee, and was not in anticipation of, or in response to, any particular transaction or process.

Under this plan, executive officers and other corporate employees will be entitled to severance benefits if their employment is terminated in connection with or following a change in control of L-3. The material terms of the program with respect to our named executive officers are as follows:

Protection Period	Two years following the occurrence of a change in control. In addition, the program covers terminations that become effective prior to the occurrence of a change in control if such termination occurs (1) upon the request of the acquirer or (2) otherwise in anticipation of the change in control.

Payout Requirements	Severance payments are required following termination by us without cause or termination by the executive for good reason during the protection period.

Severance Benefits	Lump sum payment equal to a multiple of annual salary and three-year average bonus:

• Chief Executive Officer, Chief Financial Officer, General Counsel and Executive Vice Presidents — three times

• Senior Vice Presidents and Group Presidents — two and a half times

Bonus for Year of Change in Control/Termination	Pro rata bonus based on number of months worked in the year of termination and three year average bonus (or actual, if performance is determinable at the time of termination).

Benefits/Perquisites Continuation	Continuation of medical and life insurance benefits at the same cost to the executive, or cash equal to any increased premiums, for the same period as the severance multiple.

Restrictive Covenants	Non-compete and non-solicit covenants for one-year period following termination of employment.

Amendment and Termination of the Plan	Prior to the occurrence of a change in control, the Compensation Committee may amend or terminate the program at any time upon 90 days written notice.

Effect of Change in Control or Termination of Employment Upon Equity Awards

The following table summarizes the effect of the following events upon outstanding equity awards issued to our named executive officers.

				Termination	Termination
Equity	Change in	Death /	Qualified	by Company	by Company
Award Type	Control	Disability	Retirement(1)	for Cause	without Cause	Resignation
Stock Options	Immediate vesting of full award.	Immediate vesting of full award.	Unvested options are forfeited.	Forfeiture of full award.	Unvested options are forfeited.	Unvested options are forfeited.

Restricted Stock Units	Immediate vesting of full award.	Immediate vesting of full award.	No immediate effect. Vesting continues as if the executive remained an employee.	Forfeiture of full award.	Forfeiture of full award.	Forfeiture of full award.

Performance Units	Immediate payment based on Target level of performance, prorated to reflect reduced service period.(2)	Forfeiture of prorated portion of award to reflect reduced service period. Payment level for the remaining units is based on actual performance for the full performance period.	Forfeiture of prorated portion of award to reflect reduced service period. Payment level for the remaining units is based on actual performance for the full performance period.	Forfeiture of full award.	Forfeiture of prorated portion of award to reflect reduced service period. Payment level for the remaining units is based on actual performance for the full performance period.	Forfeiture of full award.

(1)	Qualified Retirement is defined as a termination of employment that satisfies all of the following: (i) the executive terminates employment more than one year after the grant date of the applicable equity award, (ii) the executive terminates employment on or after attaining age 65 and completing at least five years of service (which must be continuous through the date of termination except for a single break in service that does not exceed one year in length), (iii) the executive is not subject to termination for cause by the Company at the time of the employee’s termination and (iv) the executive is available for consultation following the termination of employment at the reasonable request of the Company.

(2)	In connection with a change in control, the Compensation Committee has the discretion to increase this payment (but not above the benefit payable for the Maximum level of performance achievement) to the extent (if any) that the Compensation Committee is able to assess that the Company’s progress towards achievement of the applicable performance measures, at or prior to the change in control, exceeds the Target performance level requirement as adjusted to reflect the reduced service period.

Payments Upon Change in Control or Termination of Employment

The following table quantifies the payments under our severance arrangements, equity compensation plans and the Restoration Plan that would be made assuming that a change in control, death or disability occurred on December 31, 2009. Payments under other plans do not change as a result of a change in control or termination of employment, and quantification of those payments are found elsewhere in this S-4 under 2009 Pension Benefits on pages 108-111 and 2009 Nonqualified Deferred Compensation on page 112 or are paid under plans available generally to salaried employees that do not discriminate in scope, terms or operation in favor of executive officers.

	Change in Control	Death/Disability
Named Executive Officer	($)	($)

Michael T. Strianese
Severance(1)(2)	13,752,693	—
Medical Benefits(1)(3)	25,085	—
Life Insurance Premiums(1)	15,581	—
Outplacement Benefits(1)(4)	18,000	—
Acceleration of Stock Options(5)(6)	3,163,274	3,163,274
Acceleration of Restricted Stock Units(7)(8)	6,775,231	6,775,231
Acceleration of Performance Units(9)(10)	1,960,409	—
Restoration Plan(11)	813,849	—	(11)

TOTAL	26,524,122	9,938,505

Ralph G. D’Ambrosio
Severance(1)(2)	4,016,269	—
Medical Benefits(1)(3)	71,952	—
Life Insurance Premiums(1)	15,389	—
Outplacement Benefits(1)(4)	18,000	—
Acceleration of Stock Options(5)(6)	469,968	469,968
Acceleration of Restricted Stock Units(7)(8)	995,143	995,143
Acceleration of Performance Units(9)(10)	287,092	—
Restoration Plan(11)	97,854	—	(11)

TOTAL	5,971,667	1,465,111

Curtis Brunson
Severance(1)(2)	4,063,538	—
Medical Benefits(1)(3)	47,734	—
Life Insurance Premiums(1)	15,581	—
Outplacement Benefits(1)(4)	18,000	—
Acceleration of Stock Options(5)(6)	506,120	506,120
Acceleration of Restricted Stock Units(7)(8)	1,004,446	1,004,446
Acceleration of Performance Units(9)(10)	294,187	—
Restoration Plan(11)	119,210	—	(11)

TOTAL	6,068,816	1,510,566

	Change in Control	Death/Disability
Named Executive Officer	($)	($)

James W. Dunn
Severance(1)(2)	3,965,322	—
Medical Benefits(1)(3)	39,779	—
Life Insurance Premiums(1)	9,077	—
Outplacement Benefits(1)(4)	18,000	—
Acceleration of Stock Options(5)(6)	433,817	433,817
Acceleration of Restricted Stock Units(7)(8)	932,626	932,626
Acceleration of Performance Units(9)(10)	263,737	—
Restoration Plan(11)	183,196	—	(11)

TOTAL	5,845,554	1,366,443

Carl E. Vuono
Severance(1)(2)	4,254,262	—
Medical Benefits(1)(3)	18,944	—
Life Insurance Premiums(1)	1,563	—
Outplacement Benefits(1)(4)	18,000	—
Acceleration of Stock Options(5)(6)	361,514	361,514
Acceleration of Restricted Stock Units(7)(8)	887,933	887,933
Acceleration of Performance Units(9)(10)	249,564	—
Restoration Plan(12)	—	—

TOTAL	5,791,780	1,249,447

(1)	Severance, medical benefits, life insurance premiums and outplacement benefits in connection with a change in control are payable only if the named executive officer (a) is involuntarily terminated (other than for cause, death or disability) in anticipation of, or during the two-year period following, the change in control or (b) voluntarily terminates employment for good reason during the two-year period following the change in control. For purposes of calculating the amount of these benefits in connection with a change in control, we assumed that such a termination of employment occurred on December 31, 2009. Receipt of these benefits is conditioned upon the named executive officer’s execution of an agreement with the Company containing confidentiality, 12-month non-competition and 12-month non-solicitation covenants and a customary release of all claims against the Company. For a further discussion, see Potential Payments Upon Change in Control or Termination of Employment — Change in Control Severance Plan on page 113.

(2)	As discussed in Potential Payments Upon Change in Control or Termination of Employment — Change in Control Severance Plan on page 113, the change in control severance amount for each named executive officer is a multiple of base salary and average annual bonus for the three years prior to the year of termination, plus unpaid bonus for the current year earned through the termination date. In the event that the severance payment, when aggregated with all other change in control payments, would subject the named executive officer to an excise tax under IRS regulations, then the severance payment will be reduced to the highest amount for which no excise tax would be due, only if the reduced amount is greater than the unreduced amount net of the excise tax.

(3)	Medical benefits are based on a multiple of the premiums paid by the Company in 2009 to provide the named executive officer (and the named executive officer’s spouse and dependants, as applicable) with medical benefits, including a $10,000 annual executive reimbursement benefit.

(4)	Under our Change in Control Severance Plan, a named executive officer is entitled to reasonable outplacement services from a provider selected by the executive and paid for by the Company. The amount disclosed represents the Company’s reasonable estimate of the cost to provide this benefit.

(5)	The value attributable to the acceleration of unvested stock options is based upon the number of unvested stock options multiplied by the difference between the closing price of our Common Stock on December 31, 2009 ($86.95) and the per share exercise price of the option.

(6)	As disclosed above, in the event of any termination of employment other than death or disability, unvested stock option awards (or all stock option awards, in the case of a termination for cause) are forfeited. Accordingly, stock option awards are not quantified in the table above with respect to any termination of employment event other than death or disability.

(7)	The value attributable to the acceleration of unvested restricted stock units is based upon the number of unvested restricted stock units multiplied by the closing price of our Common Stock on December 31, 2009 ($86.95).

(8)	As disclosed above, in the event of the named executive officer’s qualified retirement, the restricted stock units are not converted into shares of Common Stock until the end of the original vesting period. In the event of any other termination of employment other than death or disability, the restricted stock units are forfeited. Accordingly, the restricted stock units are not quantified in the table above with respect to any termination of employment event other than death or disability.

(9)	The value attributable to the acceleration of performance units is based upon the prorated number of shares issuable (or payable in cash) assuming a Target level of performance achievement multiplied by the closing price of our Common Stock on December 31, 2009 ($86.95). As disclosed above, the Compensation Committee has the discretion to increase the number of shares issuable or payable up to the prorated number of shares issuable or payable assuming the Maximum level of performance achievement based on the Compensation Committee’s assessment of the Company’s progress towards achievement of the applicable performance measures at or prior to the change in control.

(10)	As disclosed above, in the event of the named executive officer’s death, disability, qualified retirement or termination by the Company without cause, a prorated portion of the performance units are forfeited, and the remaining performance units are not paid until the end of the original performance period based on actual performance for the full performance period. In the event of any other termination of employment, the performance units are forfeited. Accordingly, the performance units are not quantified in the table above with respect to any termination of employment event.

(11)	The Restoration Plan pays benefits in a lump sum upon a change in control, and in an annuity following the later of (a) the named executive officer’s earliest retirement date under the applicable Qualified Plan or (b) the date of the named executive officer’s termination of employment (subject to a potential six-month delay to comply with Section 409A of the Code). ERISA regulations for Qualified Plans require that an interest rate different than the rate used for financial reporting purposes be used to determine benefits paid out in lump sum. The Restoration Plan uses lump sum factors under Section 417(e) of the Code as defined in the applicable Qualified Plan, resulting in an enhanced benefit received upon a change in control compared to the benefits received following a voluntary termination, normal retirement, or involuntary not-for-cause termination. The amounts disclosed represent the enhancement received upon a change in control. In the case of any other termination, no enhanced benefit is received under the Restoration Plan and, accordingly, no amounts relating to payments under the Restoration Plan in the case of such terminations are included in the table above. In the event of a termination for cause, all benefits under the Restoration Plan are forfeited. For a further discussion, see the 2009 Pension Benefits table included in this S-4 on page 108.

(12)	Mr. Vuono does not participate in the Restoration Plan.

COMPENSATION OF DIRECTORS

L-3’s compensation program for non-employee directors (the “Director Compensation Program”) is determined by our Board of Directors. The objectives of the program are to attract and retain highly qualified directors, and to compensate them in a manner that closely aligns their interests with those of our stockholders. Directors who are also employees of L-3 do not receive compensation for their services as directors.

Pursuant to its Charter, the Compensation Committee is responsible for periodically reviewing and making recommendations to our Board of Directors with respect to director compensation. The Compensation Committee’s practice is to review the appropriateness of the components, amounts and forms of compensation provided to directors every two years.

In June 2008, the Compensation Committee conducted its biennial review and recommended changes to the Director Compensation Program, which were approved by our Board of Directors on July 8, 2008. The Compensation Committee’s recommendation was based, in part, upon a market assessment conducted by Mercer, its outside compensation consultant that reports directly to the Compensation Committee, including the director pay levels and practices of L-3’s peer group.

The following table provides information concerning the Director Compensation Program for 2009.

Compensation Type	Compensation Rates

Annual Board Member Retainer(1)	$100,000
Annual Board Member Equity Award(2)	$100,000
Annual Audit Committee Chairperson Retainer(1)	$30,000
Annual Compensation Committee Chairperson Retainer(1)	$10,000
Annual Nominating/Corporate Governance Committee Chairperson Retainer(1)	$10,000
Annual Audit Committee Member Retainer(1)	$20,000

(1)	Annual retainers are payable quarterly in arrears on the date of the quarterly in-person meeting of the Board of Directors held in February, April, July and October of each year. In 2009, these meetings were held on February 5, April 28, July 14 and October 6.

(2)	Each non-employee director is entitled to receive, on the date of the annual stockholders meeting, an award of restricted stock units having a grant date fair value of $100,000. The restricted stock units vest approximately one year after the grant date, subject to acceleration in the event of death, permanent disability or a change in control. Regardless of vesting, the restricted stock units will not be converted into shares until the earlier of: (a) the date on which the recipient ceases to be a director or (b) a change in control that satisfies certain requirements set forth in Section 409A of the Code. Dividend equivalents are payable in the form of additional restricted stock units.

With respect to the compensation described above (other than the annual equity award), each non-employee director may elect to receive all such compensation in cash, our Common Stock or a combination thereof.

2009 Director Compensation

The following table provides summary information concerning compensation paid or accrued by us to or on behalf of our non-employee directors for services rendered to us during the fiscal year ended December 31, 2009.

	Fees Earned or	Stock
	Paid in Cash(1)	Awards(2)	Total
Name	($)	($)	($)

Claude R. Canizares	120,000	101,340	221,340
Peter A. Cohen(3)	55,000	—	55,000
Thomas A. Corcoran	130,000	101,340	231,340
Lewis Kramer(4)	30,000	75,748	105,748
Robert B. Millard	105,000	101,340	206,340
John M. Shalikashvili	100,000	101,340	201,340
Arthur L. Simon	120,000	101,340	221,340
Alan H. Washkowitz	110,000	101,340	211,340
John P. White	89,600	101,340	190,940

(1)	Includes fees with respect to which directors elected to receive payment in shares of our Common Stock, valued at the closing price on the date the director would have otherwise been issued a check for such payment. In 2009, Messrs. Cohen and Millard elected to receive payments in shares of our Common Stock with respect to fees totaling $55,000 and $105,000, respectively.

(2)	Represents the grant date fair value based on L-3 Holdings’ closing stock price at the date of grant calculated in accordance with the accounting standards for the share-based compensation (excluding the effect of estimated forfeitures) with respect to restricted stock units. Includes dividend equivalents of $1,340 (or $748 in the case of Mr. Kramer) paid in the form of additional restricted stock units.

(3)	Mr. Cohen did not stand for re-election to the Board of Directors.

(4)	Mr. Kramer was elected to our Board of Directors on July 14, 2009.

The following table provides a summary of the aggregate number of stock option awards and restricted stock unit awards outstanding for each of our non-employee Directors as of December 31, 2009.

	Outstanding
	Options	Restricted
	(vested and	Stock Unit
Name	unvested)	Awards

Claude R. Canizares	13,550	1,334
Peter A. Cohen	8,550	—
Thomas A. Corcoran	29,050	1,334
Lewis Kramer	—	1,028
Robert B. Millard	26,050	1,334
John M. Shalikashvili	15,050	1,334
Arthur L. Simon	25,050	1,334
Alan H. Washkowitz	26,050	1,334
John P. White	11,050	1,334

The Board of Directors has also established a company stock ownership guideline of three times the annual retainer amount (i.e., $300,000) for each non-employee director. The guideline is currently in effect, but each current or future director has until the later of July 11, 2010 or five years after the date such director is elected to the Board of Directors to achieve the minimum level of ownership. Directors whose ownership is below or falls below the guideline after that time will receive all retainers and meeting fees in shares of our Common Stock that cannot be sold until the guideline requirement is satisfied.

“Stock ownership” is defined to include 100% of shares of Common Stock held outright; unvested restricted stock units; and 50% of the value of vested, “in-the-money” stock options.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the individuals who served on our Compensation Committee during the 2009 fiscal year has served us or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the Board of Directors or Compensation Committee of any entity which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board of Directors has adopted a written policy and written procedures for the review, approval and monitoring of transactions involving L-3 and “related persons.” For the purposes of the policy, “related persons” include executive officers, directors and director nominees or their immediate family members, or stockholders owning five percent or greater of our outstanding Common Stock.

The related person transaction policy requires:

•	that any transaction in which a related person has a material direct or indirect interest and which exceeds $120,000, such transaction referred to as a “related person” transaction, and any material amendment or modification to a related person transaction, be reviewed and approved or ratified by any committee of the Board of Directors composed solely of independent directors who are disinterested or by the disinterested members of the Board of Directors; and

•	that any employment relationship or transaction involving an executive officer and any related compensation must be approved by the Compensation Committee of the Board of Directors or recommended by the Compensation Committee to the Board of Directors for its approval.

In connection with the review and approval or ratification of a related person transaction:

•	management must disclose to the Compensation Committee or disinterested directors, as applicable, the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction, and all the material facts as to the related person’s direct or indirect interest in, or relationship to, the related person transaction;

•	management must advise the Compensation Committee or disinterested directors, as applicable, as to whether the related person transaction complies with the terms of our agreements governing our material outstanding indebtedness that limit or restrict our ability to enter into a related person transaction;

•	management must advise the Compensation Committee or disinterested directors, as applicable, as to whether the related person transaction will be required to be disclosed in our SEC filings. To the extent required to be disclosed, management must ensure that the related person transaction is disclosed in accordance with SEC rules; and

•	management must advise the Compensation Committee or disinterested directors, as applicable, as to whether the related person transaction constitutes a “personal loan” for purposes of Section 402 of the Sarbanes-Oxley Act of 2002.

In addition, the related person transaction policy provides that the Compensation Committee, in connection with any approval or ratification of a related person transaction involving a non-employee director or director nominee, should consider whether such transaction would compromise the director or director nominee’s status as an “independent,” “outside,” or “non-employee” director, as applicable, under the rules and regulations of the SEC, NYSE and the Code.

During 2009, we did not enter into any transactions with related persons that required review and approval under the Board of Directors’ related person transaction policy.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

As of March 1, 2010, there were 115,702,359 shares of our Common Stock outstanding. We know of no person who beneficially owned more than five percent of the Common Stock, except as set forth below.

	Amount and Nature of
Name and Address of Beneficial Owner	Beneficial Ownership	Percent of Class

ClearBridge Advisors, LLC 620 8th Avenue New York, New York 10018(1)	6,649,023 (1)	5.72	%(1)

(1)	Information shown is based on information reported by the filer on a Schedule 13G filed with the SEC on February 11, 2010, in which ClearBridge Advisors, LLC reported that it had sole dispositive power over 6,649,023 shares of Common Stock and sole voting power over 5,330,948 shares of Common Stock.

Security Ownership of Management

The following table shows the amount of Common Stock beneficially owned (unless otherwise indicated) by our named executive officers, our directors, and by all of our current executive officers and directors as a group.

Except as otherwise indicated, all information listed below is as of March 1, 2010.

	Common Stock	Common	Total
	Beneficially	Stock	Common	Percentage of
	Owned	Acquirable	Stock	Shares of
	Directly or	Within	Beneficially	Common Stock
Name of Beneficial Owner	Indirectly(1)	60 Days(2)	Owned	Outstanding(3)

Directors and Named Executive Officers:
Michael T. Strianese	10,957	410,770	421,727	*
Ralph G. D’Ambrosio	3,492	31,421	34,913	*
Curtis Brunson	26,201	93,812	120,013	*
James W. Dunn	1,109	68,792	69,901	*
Carl E. Vuono	3,360	39,068	42,428	*
Claude R. Canizares	1,228	13,932	15,160	*
Thomas A. Corcoran	1,558	26,432	27,990	*
Lewis Kramer	600	1,028	1,628	*
Robert B. Millard(4)	199,604	26,432	226,036	*
John M. Shalikashvili	839	15,432	16,271	*
Arthur L. Simon	6,161	25,432	31,593	*
Alan H. Washkowitz(5)	131,447	26,432	157,879	*
John P. White	1,356	11,432	12,788	*
Directors and Executive Officers as a Group (20 persons)	404,035	935,061	1,339,096	1.2%

(1)	The number of shares shown includes shares that are individually or jointly owned and over which the individual has either sole or shared investment or voting authority. The shares of our Common Stock directly owned include the number of shares allocated to the accounts of executive officers under our savings plan as follows: Mr. Strianese, 2,046 shares; Mr. D’Ambrosio, 1,589 shares; Mr. Brunson, 2,790 shares; Mr. Dunn, 536 shares; Mr. Vuono, 1,122 shares; and 14,286 shares held by the executive officers as a group.

(2)	Shares that are deemed to be beneficially owned by the individual by virtue of the individual’s right to acquire the shares upon the exercise of outstanding stock options within 60 days from March 1, 2010.

(3)	In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of the acquisition rights described above. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of Common Stock actually outstanding at March 1, 2010.

(4)	Includes 96,770 shares owned by a charitable foundation of which Mr. Millard and his wife are the sole trustees, and as to which Mr. Millard disclaims beneficial ownership.

(5)	Includes 67,824 shares in trust, for the benefit of Mr. Washkowitz’s children, for which Mr. Washkowitz and his wife are co-trustees and as to which Mr. Washkowitz disclaims beneficial ownership.
*	Share ownership does not exceed one percent, including stock options exercisable within 60 days of March 1, 2010.

THE EXCHANGE OFFER

General

L-3 hereby offers, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), to exchange up to $1.0 billion aggregate principal amount of our 5.20% Senior Notes due 2019, which we refer to in this prospectus as the outstanding notes, for a like aggregate principal amount of our 5.20% Series B Senior Notes due 2019, which we refer to in this prospectus as the exchange notes, properly tendered on or prior to the expiration date and not withdrawn as permitted pursuant to the procedures described below. The exchange offer is being made with respect to all of the outstanding notes.

As of the date of this prospectus, $1.0 billion aggregate principal amount of the outstanding notes is outstanding. This prospectus, together with the letter of transmittal, is first being sent on or about          2010, to all holders of outstanding notes known to L-3. L-3’s obligation to accept outstanding notes for exchange pursuant to the exchange offer is subject to certain conditions set forth under “Certain Conditions to the Exchange Offer” below. L-3 currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the outstanding notes in which we agreed, under some circumstances, to file a registration statement relating to an offer to exchange the outstanding notes for exchange notes. We also agreed to use all commercially reasonable efforts to cause the exchange offer registration statement to become effective under the Securities Act as promptly as practicable, but in no event later than 270 days after the closing date and to keep the exchange offer open for a period of not less than 20 business days. The exchange notes will have terms substantially identical to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The outstanding notes were issued on October 2, 2009.

Under certain circumstances set forth in the registration rights agreement, we will use all commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes and keep the statement, effective for up to two years after the closing date.

If we fail to comply with certain obligations under the registration rights agreement, we will be required to pay additional interest to holders of the outstanding notes.

Each holder of outstanding notes that wishes to exchange outstanding notes for freely transferable exchange notes in the exchange offer will be required to make the following representations:

•	the holder will have no arrangements or understanding with any person to participate in the distribution of the outstanding notes or the exchange notes within the meaning of the Securities Act;

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of L-3 or if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act to the extent applicable;

•	if the holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the exchange notes; and

•	if the holder is a broker-dealer, that it will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that exchange notes issued under the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any exchange note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	the exchange notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of the exchange notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the exchange notes:

•	cannot rely on the position of the staff of the SEC enunciated in Exxon Capital Holdings Corporation or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Please read the section captioned “Plan of Distribution” for more details regarding the transfer of exchange notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any outstanding notes properly tendered and not withdrawn prior to the expiration date. We will issue $2,000 principal amount of exchange notes in exchange for each $2,000 principal amount of outstanding notes surrendered under the exchange offer. Outstanding notes may be tendered only in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof.

The form and terms of the exchange notes will be substantially identical to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional amounts upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to be effective, a registration statement. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding notes.

The exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

As of the date of this prospectus, $1.0 billion aggregate principal amount of the outstanding notes are outstanding. This prospectus and a letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits the holders have under the indenture relating to the outstanding notes, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to the holders. Under the terms of the registration rights agreement, we reserve the right to amend or terminate the exchange offer, and not to accept for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “— Certain Conditions to the Exchange Offer.”

Holders who tender outstanding notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. It is important that you read the section labeled “— Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration Date; Extensions; Amendments

The exchange offer will expire at 12:00 p.m., New York City time on May 7, 2010, unless in our sole discretion we extend it.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify the registered holders of outstanding notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes;

•	to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted if any of the conditions set forth below under “— Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of the delay, extension or termination to the exchange agent; or

•	under the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner.

Any delay in acceptance, extension, termination, or amendment will be followed as promptly as practicable by oral or written notice to the registered holders of outstanding notes. If we amend the exchange offer in a manner that we determine constitutes a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holder of outstanding notes of the amendment.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

Certain Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any exchange notes for, any outstanding notes, and we may terminate the exchange offer as provided in this prospectus before accepting any outstanding notes for exchange if in our reasonable judgment:

•	the exchange notes to be received will not be tradable by the holder without restriction under the Securities Act, the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	the exchange offer, or the making of any exchange by a holder of outstanding notes, would violate applicable law or any applicable interpretation of the staff of the SEC: or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “— Purpose and Effect of the Exchange Offer,” “— Procedures for Tendering” and “Plan of Distribution”; and

•	such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to it an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of the extension to their holders. During any such extensions, all notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange. We will return any outstanding notes that we do not accept for exchange for any reason without expense to their tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer, and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give oral or written notice of any extension, amendment, nonacceptance, or termination to the holders of the outstanding notes as promptly as practicable.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of this right. Each right will be deemed an ongoing right that we may assert at any time or at various times.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any outstanding notes, if at the time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act.

Procedures for Tendering

Only a holder of outstanding notes may tender the outstanding notes in the exchange offer. To tender in the exchange offer, a holder must:

•	complete, sign and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive the outstanding notes along with the accompanying letter of transmittal; or

•	the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of the outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of a letter of transmittal and other required documents at the address set forth below under “— Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between the holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

The method of delivery of outstanding notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send the letter of transmittal or outstanding notes to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If the beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the accompanying letter of transmittal and delivering its outstanding notes either:

•	make appropriate arrangements to register ownership of the outstanding notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the outstanding notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the accompanying letter of transmittal; or

•	for the account of an eligible institution.

If the accompanying letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, the outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible institution must guarantee the signature on the bond power.

If the accompanying letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the accompanying letter of transmittal.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may instead of physically completing and signing the accompanying letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the outstanding notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•	the participant has received and agrees to be bound by the terms of the accompanying letter of transmittal, or, in the case of an agent’s message relating to guaranteed delivery, that the participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	the agreement may be enforced against that participant.

We will determine in our sole discretion all outstanding questions as to the validity, form, eligibility, including time or receipt, acceptance of tendered outstanding notes and withdrawal of tendered outstanding notes. Our determination will be final and binding. We reserve the absolute right to reject any outstanding notes not properly tendered or any outstanding notes the acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the accompanying letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we will determine. Although we intend to notify holders of defects or irregularities with respect to tenders of outstanding notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give the notification. Tenders of outstanding notes will not be deemed made until any defects or irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

In all cases, we will issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of the outstanding notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the accompanying letter of transmittal or authorizing the transmission of the agent’s message, each tendering holder of outstanding notes will represent or be deemed to have represented to us that, among other things:

•	any exchange notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the exchange notes;

•	if the holder is a broker-dealer that will receive exchange notes for its own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities that it will deliver a prospectus, as required by law, in connection with any resale of any exchange notes. See “Plan of Distribution”; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours or, if the holder is an affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer promptly after the date of this prospectus. Any financial institution participating in DTC’s system may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at DTC or all other documents required by the letter of transmittal to the exchange agent on or prior to the expiration date must tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their outstanding notes but whose outstanding notes are not immediately available or who cannot deliver their outstanding notes, the accompanying letter of transmittal or any other available required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from the eligible institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail or hand delivery, or a properly transmitted agent’s message and notice of guaranteed delivery;

•	setting forth the name and address of the holder, the registered number(s) of the outstanding notes and the principal amount of outstanding notes tendered;

•	stating that the tender is being made thereby;

•	guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the accompanying letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the accompanying letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the exchange agent receives the properly completed and executed letter of transmittal, or facsimile thereof, as well as all tendered outstanding notes in proper form for transfer or a book-entry confirmation and all other documents required by the accompanying letter of transmittal, within three New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their outstanding notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of outstanding notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter of withdrawal at one of the addresses set forth below under “— Exchange Agent”, or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which the outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of the certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless the holder is an eligible institution.

If outstanding notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of that facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of the notices, and our determination will be final and binding on all parties. We will deem any outstanding notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder without cost to the holder, or, in the case of outstanding notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, the outstanding notes will be credited to an account maintained with DTC for outstanding notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn, outstanding notes may be retendered by following one of the procedures described under “— Procedures for Tendering” above at any time on or prior to the expiration date.

Exchange Agent

The Bank of New York Mellon has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or for the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent as follows:

By Mail:	By Facsimile:	By Hand or Overnight Delivery:

The Bank of New York Mellon	The Bank of New York Mellon	The Bank of New York Mellon
Reorganization Unit	Reorganization Unit	Reorganization Unit
101 Barclay Street — 7 East	101 Barclay Street — 7 East	101 Barclay Street
New York, NY 10286	New York, NY 10286	Lobby Level — Corp. Trust Window
Attention:	Attention:	New York 10286
	Phone:	Attention:
Confirm Receipt of Facsimile by telephone:

Delivery of the letter of transmittal to an address other than as set forth above or transmission via facsimile other than as set forth above does not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptance of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

We will pay the cash expenses to be incurred in connection with the exchange offer. The expenses are estimated in the aggregate to be approximately $500,000. They include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•	certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offer.

If satisfactory evidence of payment of the taxes is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of outstanding notes who do not exchange their outstanding notes for exchange notes under the exchange offer will remain subject to the restrictions on transfer of the outstanding notes:

•	as set forth in the legend printed on the notes as a consequence of the issuance of the outstanding notes under the exemption from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the outstanding notes.

In general, you may not offer or sell the outstanding notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. Based on interpretations of the SEC staff, exchange notes issued under the exchange offer may be offered for resale, resold or otherwise transferred by their holders (other than any holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the exchange notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the exchange notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the exchange notes:

•	cannot rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE NOTES

The outstanding notes were issued, and the exchange notes offered hereby will be issued, under an indenture among the Company, as issuer, the guarantors party thereto and The Bank of New York Mellon, as trustee. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The notes are subject to all such terms, and holders of the notes are referred to the indenture and the Trust Indenture Act for a statement thereof.

The following summary of the material provisions of the indenture describes the material terms of the indenture but does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the indenture, including the definitions of certain terms contained therein and those terms made part of the indenture by reference to the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see “— Certain Definitions.”

For purposes of this summary, the term “Company” refers only to L-3 Communications Corporation and not to any of its Subsidiaries.

Brief Description of the Notes and the Subsidiary Guarantees

The notes:

•	will be unsecured senior obligations of the Company;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of the Company, including Indebtedness outstanding under the Company’s existing revolving credit facility;

•	will be senior in right of payment to any existing and future subordinated Indebtedness of the Company, including the Company’s obligations under all of its outstanding 6 1/8% Senior Subordinated Notes due 2013, 6 1/8% Senior Subordinated Notes due 2014, 5 7/8% Senior Subordinated Notes due 2015, 6 3/8% Senior Subordinated Notes due 2015 and the obligations of the Company under its guarantee of Holdings’ Convertible Contingent Debt Securities due 2035 (collectively, the “Existing Senior Subordinated Notes”);

•	will be structurally subordinated to the current and future Indebtedness and other liabilities (including trade payables) of subsidiaries of the Company’s that do not guarantee the notes; and

•	will be unconditionally guaranteed by the Guarantors.

As of December 31, 2009, the Company had $4.15 billion in aggregate principal amount of Indebtedness outstanding, of which $1.0 billion was senior Indebtedness represented by the notes and $3.15 billion was our outstanding Existing Senior Subordinated Notes. In addition, the Company had the ability to borrow up to an additional $968 million (after reductions for outstanding letters of credit of $32 million) under the Company’s revolving credit facility, which if borrowed or drawn upon would be senior debt and would be guaranteed on a senior basis.

Each Subsidiary Guarantee:

•	will be an unsecured senior obligation of the Guarantor;

•	will be pari passu in right of payment with all existing and future senior Indebtedness of that Guarantor, including the Guarantor’s guarantee of the Indebtedness outstanding under the Company’s existing revolving credit facility; and

•	will be senior in right of payment to all existing and future subordinated Indebtedness of that Guarantor, including that Guarantor’s guarantee of the Existing Senior Subordinated Notes.

In the event the Company’s existing revolving credit facility is required to be secured, each Subsidiary Guarantee will be effectively subordinated to the Guarantor’s guarantee of the Company’s existing revolving credit facility to the extent of the value of the collateral owned by that Guarantor, until such time, if any, as the Company’s existing revolving credit facility is no longer required to be secured.

The Subsidiary Guarantees

The indenture provides that the Company’s payment obligations under the notes will be jointly and severally guaranteed (the “Subsidiary Guarantees”) by all of the Company’s current and future Domestic Subsidiaries that guarantee other Indebtedness of the Company. The obligations of each Guarantor under its Subsidiary Guarantee is limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors — Risks Related to the Notes — The guarantees may be unenforceable due to fraudulent conveyance statutes, and accordingly, you could have no claim against the guarantors.” The Subsidiary Guarantee of each Guarantor may be effectively subordinated to its guarantee of amounts borrowed under the revolving credit facility to the extent of the value of the collateral securing those borrowings owned by such Guarantor if the revolving credit facility will require collateral.

Upon the release of all guarantees by a Guarantor under all then outstanding Indebtedness of the Company (other than the notes), the Subsidiary Guarantee of that Guarantor will automatically and unconditionally be released and discharged, without any further action required by such Guarantor or the trustee. If any former Guarantor thereafter guarantees any Indebtedness of the Company (other than the notes), then that former Guarantor (to the extent it is still a Domestic Subsidiary) will again guarantee the notes on the terms and conditions set forth in the indenture.

In addition, the Subsidiary Guarantee of any Guarantor will be automatically and unconditionally be released and discharged, without any further action required by such Guarantor or the trustee, if at any time such Guarantor is no longer a Domestic Subsidiary.

Principal, Maturity and Interest

The exchange notes will be limited to $1,000,000,000. The Company may from time to time, without notice to or the consent of the holders, create and issue additional notes having the same terms as, and ranking equally and ratably with, the notes in all respects (except for the issue date and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes). Such additional notes will be consolidated and form a single series with, and will have the same terms as to ranking, redemption, waivers, amendments or otherwise, as the notes, and will vote together as one class on all matters with respect to the notes.

The notes will mature on October 15, 2019. Interest on the notes will accrue at the rate of 5.20% per annum and will be payable semi-annually in arrears on April 15 and October 15, commencing on April 15, 2010, to holders of record on the immediately preceding April 1 and October 1, respectively.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

The Company may, at its option, redeem the notes in whole at any time or in part from time to time, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to the greater of:

•	100% of the principal amount of the notes being redeemed, and

•	the present value of the Remaining Scheduled Payments on the notes being redeemed on the redemption date, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 30 basis points.

If the Company elects to redeem the notes, it will also pay accrued and unpaid interest (including Special Interest), if any, to the date of redemption, subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

For purposes of the foregoing discussion of the optional redemption feature of the notes, the following definitions are applicable:

“Comparable Treasury Issue” means, with respect to the notes, the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such price on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee is given fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Reference Treasury Dealer ” means (A) Banc of America Securities LLC, Barclays Capital Inc., (or their respective affiliates which are Primary Treasury Dealers) and each of their successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

“Remaining Scheduled Payments” means, with respect to any notes, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Mandatory Redemption

Except as set forth below under “— Repurchase at the Option of Holders Upon Change of Control Triggering Event,” the Company is not required to make any mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders Upon Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event, unless the Company has exercised its right to redeem the notes as described above, each holder of notes will have the right to require the Company to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Special Interest, if any, to the date of purchase (the “Change of Control Payment”), subject to the rights of holders of notes on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following the date upon which any Change of Control Triggering Event occurs, or at the Company’s option, prior to any Change of Control Triggering Event but subject to the occurrence of a Change of Control Triggering Event, the Company will mail a notice to each holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the date specified in such notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”), pursuant to the procedures required by the indenture and described in such notice. The notice, if mailed prior to the occurrence of the Change of Control Triggering Event, will state that the Change of Control Offer is conditioned on the occurrence of a Change of Control Triggering Event on or prior to the Change of Control Payment Date. The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event.

On the Change of Control Payment Date, the Company will, to the extent lawful:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer and not withdrawn;

(2) deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered and not withdrawn; and

(3) deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Company.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by the Company and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

The provisions described above providing for the repurchase of notes at the option of the holders may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a “Change of Control” under the indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect the capital structure of the Company or credit ratings of the notes. Restrictions on the ability of the Company to incur liens, enter into sale and leaseback transactions and consolidate, merge or sell assets are contained in the covenants as described below under “— Certain Covenants — Limitation on Liens,” “— Certain Covenants — Limitation on Sale and Leaseback Transactions” and “— Certain Covenants — Merger, Consolidation or Sale of Assets.” Except for the limitations contained in such covenants and the covenant relating to repurchases upon the occurrence of a Change of Control Triggering Event, the indenture does not contain any covenants or provisions that may afford holders protection in the event of a decline in the credit quality of the Company or a highly leveraged or similar transaction involving the Company.

The existing revolving credit facility may prohibit the Company, in certain circumstances, from purchasing any notes, and also provides that certain change of control events with respect to the Company constitute a default thereunder. Any future credit agreements or other agreements relating to Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing notes, the Company could seek the consent of its lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing notes. In such case, the Company’s failure to purchase tendered notes would constitute an Event of Default under the indenture and under the documentation governing certain of our other Indebtedness, which would, in turn, constitute a default under the existing revolving credit facility. See “Risk Factors — Risks Related to the Notes — We may not be able to repurchase the notes upon a Change of Control Triggering Event.”

The Company’s ability to pay cash to the holders of notes upon a purchase may be limited by the Company’s then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required purchases.

The definition of Change of Control contains, with respect to the disposition of assets, the phrase “all or substantially all,” which varies according to the facts and circumstances of the subject transaction and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company and its Subsidiaries, and therefore it may be unclear as to whether a Change of Control has occurred and whether the holders have the right to require the Company to purchase the notes. In the event that the Company were to determine that a Change of Control did not occur because not “all or substantially all” of the assets of the Company and its Subsidiaries had been sold and the holders of the notes disagreed with such determination, the holders and/or the trustee would need to seek a judicial determination of the issue.

For purposes of the foregoing discussion of a repurchase at the option of holders, the following definitions are applicable:

“Change of Control” means the occurrence of any one of the following:

(1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any person (as that term is used in Section 13(d)(3) of the Exchange Act)) other than to the Company or one of its Subsidiaries;

(2) the consummation of any transaction (including without limitation, any merger or consolidation) the result of which is that any person (as defined above) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the outstanding Voting Stock of the Company, measured by voting power rather than number of shares, other than by a person whose outstanding Voting Stock, measured by voting power rather than number of shares, is owned 100%, directly or indirectly, by Holdings;

(3) the first day on which the majority of the members of the board of directors of the Company cease to be Continuing Directors; or

(4) the adoption of a plan relating to the liquidation or dissolution of the Company.

“Change of Control Triggering Event” means the notes cease to be rated Investment Grade by at least two of the three Rating Agencies on any date during the 60-day period (the “Trigger Period”) commencing on the earlier of (1) the occurrence of a Change of Control and (2) public notice of the pending occurrence of a Change of Control or our intention to effect a Change of Control (which Trigger Period will be extended for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change).

Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control (1) if the Rating Agencies making the reduction in rating that causes the notes to cease to be rated Investment Grade do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control has occurred at the time of the ratings reduction) and (2) unless and until such Change of Control has actually been consummated.

“Continuing Directors” means, as of any date of determination, any member of the board of directors of the Company who (1) was a member of such board of directors on the Issue Date; or (2) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

“Fitch” means Fitch Inc., a subsidiary of Fimalac, S.A., and its successors.

“Investment Grade” means a rating of BBB− or better by Fitch (or its equivalent under any successor rating categories of Fitch); a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); and a rating of BBB− or better by S&P (or its equivalent under any successor rating categories of S&P).

“Moody’s” means Moody’s Investors Service Inc., a subsidiary of Moody’s Corporation, and its successors.

“S&P ” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Rating Agency” means each of Moody’s, S&P and Fitch; provided, that if any of Moody’s, S&P and Fitch ceases to provide rating services to issuers or investors, the Company may appoint a replacement for such Rating Agency that is reasonably acceptable to the trustee under the indenture.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

Selection and Notice

If less than all of the notes are to be redeemed at any time, the trustee will select notes for redemption on a pro rata basis (or, in the case of notes issued in global form as discussed under “— Book-Entry, Delivery and Form,” based on a method that most nearly approximates a pro rata selection as the trustee deems fair and appropriate) unless otherwise required by law or applicable stock exchange or depositary requirements.

No notes of $2,000 or less will be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of notes called for redemption.

Certain Covenants

Limitation on Liens

The indenture provides that the Company will not, and will not permit any of its Wholly Owned Domestic Subsidiaries to, create, incur, assume or permit to exist any Lien (except Permitted Liens) on (1) any Principal Property or (2) the capital stock of any Subsidiary, in each case to secure Indebtedness of the Company, any Subsidiary of the Company or any other Person, unless the notes are secured, equally and ratably with such other Indebtedness (or on a senior basis if the obligations so secured are subordinated Indebtedness), for so long as such other Indebtedness is so secured. Any Lien that is granted to secure the notes under this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the notes under this covenant.

“Permitted Liens” means:

(1) Liens securing Indebtedness of the Company or any of its Subsidiaries, which Indebtedness exists on the Issue Date;

(2) Liens securing Indebtedness of any Person that (a) is acquired by the Company or any of its Subsidiaries after the Issue Date, (b) is merged or amalgamated with or into the Company or any of its Subsidiaries after the Issue Date or (c) becomes consolidated in the financial statements of the Company or any of its Subsidiaries after the Issue Date in accordance with GAAP; provided, however, that in each case contemplated by this clause (2), such Indebtedness was not incurred in contemplation of such acquisition, merger, amalgamation or consolidation and is only secured by Liens on the capital stock and assets of, the

Person (and Subsidiaries of the Person) acquired by, or merged or amalgamated with or into, or consolidated in the financial statements of, the Company or any of its Subsidiaries;

(3) Liens securing Indebtedness (including assumed Indebtedness) of the Company or any of its Subsidiaries incurred to finance (whether prior to or within 365 days after) the acquisition, construction or improvement of assets (whether through the direct purchase of assets or through the purchase of the capital stock of any Person owning such assets or through an acquisition of any such Person by merger); provided, however, that such Indebtedness is only secured by Liens on the capital stock and assets acquired, constructed or improved in connection with such financing (including the capital stock and assets of any Subsidiary of any such acquired Person);

(4) Liens to secure any extension, renewal, refinancing or refunding (or successive extensions, renewals, refinancings or refundings), in whole or in part, of any Indebtedness secured by Liens referred to in clauses (1)-(3) above or clause (9) below or Liens created in connection with any amendment, consent or waiver relating to such Indebtedness, so long as such Lien is limited to all or part of substantially the same property which secured the Lien extended, renewed or replaced, the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection with any extension, renewal, refinancing or refunding) and the Indebtedness so secured does not exceed the fair market value (as determined by the Company’s board of directors) of the assets subject to such Liens at the time of such extension, renewal, refinancing or refunding, or such amendment, consent or waiver, as the case may be;

(5) Liens to secure intercompany Indebtedness of the Company or any of its Subsidiaries to the Company or any of its Subsidiaries;

(6) Liens to secure the performance of statutory obligations, insurance, surety or appeal bonds, workers compensation obligations, performance bonds or other obligations of a like nature incurred in the ordinary course of business (including Liens to secure letters of credit and reimbursement obligations with respect thereto issued to assure payment of such obligations);

(7) Liens created for the benefit of (or to secure) the notes (or the Subsidiary Guarantees);

(8) Liens in favor of the trustee granted in accordance with the indenture; and

(9) other Liens, in addition to those permitted in clauses (1) through (8) above, securing Indebtedness having an aggregate principal amount (including all Indebtedness incurred pursuant to clause (4) above to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (9)), measured as of the date of the incurrence of any such Indebtedness (giving pro forma effect to the application of the proceeds therefrom and any transaction in connection with which such Indebtedness is being incurred), taken together with the amount of all Attributable Debt of the Company and its Subsidiaries at that time outstanding relating to Sale and Leaseback Transactions permitted under the covenant described below under the caption “— Limitation on Sale and Leaseback Transactions,” not to exceed the greater of (a) 15% of the Company’s Consolidated Net Tangible Assets measured as of the date of the incurrence of any such Indebtedness (giving pro forma effect to the application of the proceeds therefrom and any transaction in connection with which such Indebtedness is being incurred) or (b) $1.5 billion.

For purposes of clause (9) of this definition of Permitted Liens, (a) with respect to any revolving credit facility secured by a Lien, the full amount of Indebtedness that may be borrowed thereunder will be deemed to be incurred at the time any revolving credit commitment thereunder is first extended or increased and will not be deemed to be incurred when such revolving credit facility is drawn upon and (b) if a Lien of the Company or any of its Wholly Owned Domestic Subsidiaries is granted to secure Indebtedness that was previously unsecured, such Indebtedness will be deemed to be incurred as of the date such Indebtedness is secured.

Limitation on Sale and Leaseback Transactions

The Company will not, and will not permit any of its Subsidiaries to, enter into any arrangement with any other Person pursuant to which the Company or any of its Subsidiaries leases any property that has been or is to be sold or transferred by the Company or the Subsidiary to such other Person (a “Sale and Leaseback Transaction”), except that a Sale and Leaseback Transaction is permitted if the Company or such Subsidiary would be entitled to incur Indebtedness secured by a Lien on the property to be leased (without equally and ratably securing the notes) in an aggregate principal amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction.

In addition, the following Sale and Leaseback Transactions are not subject to the limitation above and the provisions described in “— Limitation on Liens” above:

(1) temporary leases for a term, including renewals at the option of the lessee, of not more than three years;

(2) leases between only the Company and a Subsidiary of the Company or only between Subsidiaries of the Company;

(3) leases where the proceeds from the sale of the subject property are at least equal to the fair market value (as determined in good faith by the Company) of the subject property and the Company applies an amount equal to the net proceeds of the sale to the retirement of long-term Indebtedness or to the purchase of other property or equipment used or useful in its business, within 270 days of the effective date of such sale; provided that in lieu of applying such amount to the retirement of long-term Indebtedness, the Company may deliver notes or other debt securities to the applicable trustee for cancellation; and

(4) leases of property executed by the time of, or within 270 days after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of the subject property.

Merger, Consolidation or Sale of Assets

The indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving entity), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another Person unless:

(1) the Company is the surviving or continuing corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership, limited liability company, trust or other entity organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition has been made assumes all the obligations of the Company under the registration rights agreement, the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee; and

(3) immediately after such transaction no Default or Event of Default exists.

In the case of any such consolidation, merger, sale, transfer or other conveyance in a transaction in which there is a successor Person, the successor Person will succeed to, and be substituted for, the Company under the indenture and, subject to the terms of the indenture, the Company will be released from the obligation to pay principal and interest on the notes and all obligations under the indenture.

Reports

The indenture provides that so long as any notes are outstanding, if the Company is subject to the periodic reporting requirements of the Exchange Act, the Company will file with the SEC, within the time periods specified in the SEC’s rules and regulations:

(1) all quarterly and annual reports on Forms 10-Q and 10-K required to be filed by companies that are subject to the periodic reporting requirements of the Exchange Act; and

(2) all current reports on Form 8-K required to be filed by companies that are subject to the periodic reporting requirements of the Exchange Act.

Each annual report on Form 10-K will include a report on the Company’s consolidated financial statements by the Company’s certified independent accountants. In addition, if not filed on EDGAR, the Company will post a copy of each of the reports referred to in clauses (1) and (2) above on its website for public availability within the time periods specified for filing such reports with the SEC in the rules and regulations applicable to such reports.

If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the indenture requires that the Company will nevertheless continue to prepare the financial statements and a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” substantially similar to that which would have been required to be included in each of the reports specified in clause (1) of the first paragraph of this covenant had the Company been subject to such Exchange Act reporting requirements (with all such financial statements prepared in accordance with Regulation S-X promulgated by the SEC and all such annual financial statements including a report thereon from the Company’s certified independent accountants) and post copies thereof to its website for public availability within the time periods that would have been applicable to filing such reports with the SEC in the rules and regulations applicable to such reports if the Company had been required to file those reports with the SEC; provided, however, that if the Company is no longer subject to the periodic reporting requirements of the Exchange Act, the Company will not be required to comply with Section 302 or Section 404 of the Sarbanes-Oxley Act of 2002, or related Items 307 and 308 of Regulation S-K promulgated by the SEC, or Item 10(e) of Regulation S-K (with respect to any non-GAAP financial measures contained therein).

In the event that any direct or indirect parent company of the Company guarantees the notes, the indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Company and its Subsidiaries on a standalone basis, on the other hand.

In addition, the Company will furnish (or cause the trustee to furnish) to holders of notes, prospective investors, broker-dealers and securities analysts, upon their request, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the notes are not freely transferable under the Securities Act.

Future Subsidiary Guarantees

The Company’s payment obligations under the notes will be jointly and severally guaranteed by all of the Company’s existing and future Domestic Subsidiaries that guarantee any other Indebtedness of the Company. The indenture provides that if the Company or any of its Subsidiaries acquires or creates a Domestic Subsidiary after the Issue Date, and such Domestic Subsidiary guarantees any other Indebtedness of the Company, then such Domestic Subsidiary will become a Guarantor and will execute a supplemental indenture and deliver an opinion of counsel satisfactory to the trustee within thirty (30) business days of the date on which it was acquired or created. The Subsidiary Guarantee of each Guarantor will rank pari passu in right of payment with all senior Indebtedness of such Guarantor, which would include the guarantees of amounts borrowed under the Company’s existing revolving credit facility. The obligations of each Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law.

The indenture provides that no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person (except the Company or another Guarantor) unless:

(1) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) assumes all the obligations of such Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the trustee, under the notes and the indenture; and

(2) immediately after giving effect to such transaction, no Default or Event of Default exists.

The indenture provides that in the event of a sale or other disposition of all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of stock of any Guarantor such that the Guarantor is no longer a Subsidiary of the Company, then such Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise) or the corporation acquiring the property (in the event of a sale or other disposition of all of the assets of such Guarantor) will be automatically and unconditionally released and relieved of any obligations under its Subsidiary Guarantee, without any actions required on the part of the Guarantor or trustee.

The foregoing notwithstanding, a Guarantor will be automatically and unconditionally released and discharged from all of its obligations under the indenture and its Subsidiary Guarantee if such Guarantor is released from its guarantees of all other Indebtedness of the Company, without any actions required on the part of the Guarantor or trustee.

Events of Default and Remedies

The indenture provides that each of the following constitutes an Event of Default:

(1) default for 30 days in the payment when due of interest (including Special Interest, if any) on the notes;

(2) default in payment when due of the principal of or premium, if any, on the notes;

(3) failure by the Company to comply with the provisions described under the captions “— Repurchase at the Option of Holders Upon Change of Control Triggering Event” or “— Merger, Consolidation or Sale of Assets”;

(4) failure by the Company to comply with any of its other agreements in the indenture or the notes for 90 days after written notice is received by the Company from the trustee or by the Company and the trustee from the holders of at least 25% of the aggregate principal amount of notes then outstanding;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the Issue Date, which default relates to a payment at final maturity or results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of such Indebtedness, together with the principal amount of all other Indebtedness that is not paid at final maturity or the maturity of which has been so accelerated, aggregates $100.0 million or more;

(6) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $100.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; and

(8) except as permitted by the indenture, any Subsidiary Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid.

If any Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding notes will become due and payable without further action or notice. Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium or interest, including Special Interest, if any) if it determines that withholding notice is in their interest.

The holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of principal, premium or interest (including Special Interest, if any) on the notes.

The Company is required to deliver to the trustee annually a statement regarding compliance with the indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company or any Subsidiary of the Company, as such, will have any liability for any obligations of the Company or any Subsidiary of the Company under the notes, the Subsidiary Guarantees or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes and all obligations of the Guarantors discharged with respect to their Subsidiary Guarantees (“Legal Defeasance”) except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium and interest (including Special Interest, if any) on such notes when such payments are due from the trust referred to below;

(2) the Company’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the trustee under the indenture, and the Company’s and the Guarantors’ obligations in connection therewith; and

(4) the Legal Defeasance and Covenant Defeasance (as defined below) provisions of the indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and the Guarantors released with respect to certain covenants (including its obligation to make Change of Control Offers) that are described in the indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, all events (except those relating to non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “— Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium and interest (including Special Interest, if any) on the outstanding notes on the Stated Maturity thereof;

(2) in the case of Legal Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the Issue Date, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such opinion of counsel confirms that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the trustee an opinion of counsel in the United States reasonably acceptable to the trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit (and any similar concurrent deposit relating to other Indebtedness), and the granting of Liens to secure such borrowings);

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture and the agreements governing any other Indebtedness being defeased, discharged or replaced) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company must deliver to the trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company must deliver to the trustee an Officers’ Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the indenture. The Company is not required to transfer or exchange any note selected for redemption. Also, the Company is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes (including consents obtained in connection with a tender offer or exchange offer for notes).

Without the consent of each holder affected, an amendment or waiver may not (with respect to any notes held by a non-consenting holder):

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the covenants described above under the caption “— Repurchase at the Option of Holders Upon Change of Control Triggering Event”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of or premium and interest (including Special Interest) on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium and Special Interest, if any, or interest on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by one of the covenants described above under the caption “— Repurchase at the Option of Holders Upon Change of Control Triggering Event”); or

(8) make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of notes, the Company and the trustee may amend or supplement the indenture or the notes:

(1) to cure any ambiguity, defect or inconsistency;

(2) to provide for uncertificated notes in addition to or in place of certificated notes;

(3) to provide for the assumption of the Company’s obligations to holders of notes in the case of a merger or consolidation;

(4) to make any change that would provide any additional rights or benefits to the holders of notes or that does not adversely affect the legal rights under the indenture of any such holder;

(5) to secure the notes or to add additional guarantors;

(6) to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

(7) to conform the text of the indenture or the notes to any provision of this “Description of the Notes” to the extent that such provision in this “Description of the Notes” was intended to be a verbatim recitation of the indenture, the Subsidiary Guarantees or the notes.

Concerning the Trustee

The indenture contains certain limitations on the rights of the trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that if an Event of Default occurs (which has not been cured), the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request of any holder of notes, unless such holder offers the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to L-3 Communications Corporation, 600 Third Avenue, New York, New York 10016, Attention: Vice President — Assistant General Counsel and Assistant Secretary.

Book-Entry, Delivery and Form

The exchange notes will be represented by one or more global notes in registered, global form without interest coupons (collectively, the “Global Exchange Note”). The Global Exchange Note initially will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below.

Except as set forth below, the Global Exchange Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Exchange Notes may not be exchanged for Exchange Notes in certificated form except in the limited circumstances described below. See “— Exchange of Book-Entry Notes for Certificated Notes.” In addition, transfer of beneficial interests in the Global Exchange Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

The notes may be presented for registration of transfer and exchange at the offices of the registrar.

Except as set forth below, the Global Exchange Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof.

Depository Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Company that, pursuant to procedures established by it:

(1) upon deposit of the Global Exchange Notes, DTC will credit the accounts of the Participants with portions of the principal amount of the Global Exchange Notes; and

(2) ownership of these interests in the Global Exchange Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Exchange Notes).

Investors in the Global Exchange Note may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are Participants in such system. All interests in a Global Exchange Note, including those held through Euroclear or

Clearstream, may be subject to the procedures and requirements of DTC. Those interests held by Euroclear or Clearstream may also be subject to the procedures and requirements of such system.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Exchange Note to such persons may be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Exchange Note to pledge such interest to persons or entities that do not participate in DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes see, “— Exchange of Book-Entry Notes for Certificated Notes.”

Except as described below, owners of interests in the Global Exchange Notes will not have Notes registered in their names, will not receive physical delivery of exchange notes in certificated form and will not be considered the registered owners or Holders thereof under the Indenture for any purpose.

Payments in respect of the principal and premium and Special Interest, if any, and interest on a Global Exchange Note registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the exchange notes, including the Global Exchange Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Exchange Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Exchange Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised the Company that its current practices, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the relevant security such as the Global Exchange Notes as shown on the records of DTC. Payments by Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or its Participants in identifying the beneficial owners of the exchange notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the exchange notes for all purposes.

Except for trades involving only Euroclear and Clearstream participants, interests in the Global Exchange Notes will trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the exchange notes described herein, crossmarket transfers between Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depository; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or

Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depository to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Exchange Note in DTC, and making or receiving payment in accordance with normal procedures for same-day fund settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the Depositaries for Euroclear or Clearstream.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of exchange notes only at the direction of one or more Participants to whose account DTC interests in the Global Exchange Notes are credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange Global Exchange Notes for legended exchange notes in certificated form, and to distribute such exchange notes to its Participants.

The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Exchange Note among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of the Company, the initial purchasers or the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Book-Entry Notes for Certificated Notes

A Global Exchange Note is exchangeable for definitive exchange notes in registered certificated form if:

(1) DTC (A) notifies the Company that it is unwilling or unable to continue as depository for the Global Exchange Note and the Company thereupon fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act; or

(2) the Company, at its option, notifies the Trustee in writing that it elects to cause issuance of the exchange notes in certificated form.

In addition, beneficial interests in a Global Exchange Note may be exchanged for certificated exchange notes upon request but only upon at least 20 days prior written notice given to the Trustee by or on behalf of DTC in accordance with customary procedures. In all cases, certificated exchange notes delivered in exchange for any Global Exchange Note or beneficial interest therein will be registered in names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).

Certificated Notes

Subject to certain conditions, any person having a beneficial interest in the Global Exchange Note may, upon request to the Trustee, exchange such beneficial interest for exchange notes in the form of certificated exchange notes. Upon any such issuance, the Trustee is required to register such certificated exchange notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depository and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of exchange notes in the form of certificated exchange notes under the Indenture, then, upon surrender by the Global Exchange Note Holder of its Global Note, Notes in such form will be issued to each person that the Global Exchange Note Holder and DTC identify as being the beneficial owner of the related exchange notes.

Neither the Company nor the Trustee will be liable for any delay by the Global Exchange Note Holder or DTC in identifying the beneficial owners of Exchange Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Exchange Note Holder or DTC for all purposes.

Same Day Settlement and Payment

The Company will make payments in respect of the Global Exchange Notes, including principal, premium, if any, and interest and Special Interest, if any, by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, premium, if any, and interest and Special Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the Global Exchange Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Registration Rights; Special Interest

The Company, the Guarantors and the initial purchasers entered into a registration rights agreement. Pursuant to the registration rights agreement, the Company and the Guarantors agreed to file with the SEC the Exchange Offer Registration Statement (as defined in the registration rights agreement) on the appropriate form under the Securities Act with respect to the exchange notes (as defined in the registration rights agreement). Upon the effectiveness of the Exchange Offer Registration Statement, the Company will offer to the holders of Transfer Restricted Securities who are able to make certain representations the opportunity to exchange their Transfer Restricted Securities for exchange notes (the “Exchange Offer”). If:

(1) the Company and the Guarantors are not required to file the Exchange Offer Registration Statement or permitted to consummate the Exchange Offer because the Exchange Offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies the Company prior to the 20th day following consummation of the Exchange Offer that:

(a) it is prohibited by law or SEC policy from participating in the Exchange Offer; or

(b) it may not resell the exchange notes acquired by it in the Exchange Offer to the public without delivering a prospectus and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns notes acquired directly from the Company or an affiliate of the Company,

the Company and the Guarantors will file with the SEC a shelf registration statement to cover resales of the notes (a “Shelf Registration Statement”) by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company and the Guarantors will use commercially reasonable efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

For purposes of the foregoing, “Transfer Restricted Securities” means each note until:

(1) the date on which such note has been exchanged by a person other than a broker-dealer for an exchange note in the Exchange Offer;

(2) following the exchange by a broker-dealer in the Exchange Offer of a note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such note has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Act.

The registration rights agreement provides that:

(1) the Company and the Guarantors will file an Exchange Offer Registration Statement with the SEC on or prior to 180 days after the Issue Date;

(2) the Company and the Guarantors will use all commercially reasonable efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 270 days after the Issue Date;

(3) unless the Exchange Offer would not be permitted by applicable law or SEC policy, the Company and the Guarantors will commence the Exchange Offer and use all commercially reasonable efforts to issue on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, exchange notes in exchange for all notes tendered prior thereto in the Exchange Offer; and

(4) if obligated to file the Shelf Registration Statement, the Company and the Guarantors will use commercially reasonable efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to use all commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(a) the Company and the Guarantors fail to file any of the registration statements required by the registration rights agreement on or before the date specified above for such filing;

(b) any of such registration statements is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(c) the Company and the Guarantors fail to consummate the Exchange Offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases, subject to certain exceptions, to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the registration rights agreement (each such event referred to in clauses (a) through (d) above a “Registration Default”), then the Company will pay Special Interest to each holder of outstanding notes, with respect to the first 90-day period immediately following the occurrence of the first Registration Default, in an amount equal to 0.25% per annum of the principal amount of outstanding notes held by such holder. The amount of the Special Interest will increase by an additional 0.25% per annum with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Special Interest for all Registration Defaults of 0.5% per annum of the principal amount of notes.

All accrued Special Interest will be paid by the Company and the Guarantors on each Special Interest Payment Date (as defined in the registration rights agreement) to the Global Note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated outstanding notes by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified.

Following the cure of all Registration Defaults, the accrual of Special Interest will cease.

Holders of outstanding notes will be required to make certain representations to the Company and the Guarantors (as described in the registration rights agreement) in order to participate in the Exchange Offer and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the registration rights agreement in order to have their outstanding notes included in the Shelf Registration Statement and benefit from the provisions regarding Special Interest set forth above.

Certain Definitions

Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Attributable Debt ” in respect of a Sale and Leaseback Transaction means, at any time of determination, the present value at that time of the obligation of the lessee for net rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value will be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Consolidated Net Tangible Assets” of any Person as of any date means the total assets of such Person and its Subsidiaries as of the most recent fiscal quarter end for which a consolidated balance sheet of such Person and its Subsidiaries is available as of that date, minus all current liabilities of such Person and its Subsidiaries reflected on such balance sheet and minus total goodwill and other intangible assets of such Person and its Subsidiaries reflected on such balance sheet, all calculated on a consolidated basis in accordance with GAAP.

“Default ” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Domestic Subsidiary” means a Subsidiary of the Company (other than an Immaterial Subsidiary) that is organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof.

“Exchange Act ” means the Securities Exchange Act of 1934, as amended.

“GAAP ” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on the Issue Date.

“Guarantors” means each Domestic Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the indenture, and their respective successors and assigns.

“Holdings ” means L-3 Communications Holdings, Inc., a Delaware corporation.

“Immaterial Subsidiary” means, as of any date, any Subsidiary whose total assets, as of that date, are less than $20.0 million and whose total revenues for the most recent 12-month period do not exceed $20.0 million.

“Indebtedness” means, with respect to any Person, obligations of such Person for borrowed money (including, without limitation, indebtedness for borrowed money evidenced by notes, bonds, debentures or similar instruments). For the avoidance of doubt, bankers’ acceptances and obligations of a Person under currency exchange or interest rate swap agreements (or other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or interest rates) are not Indebtedness.

“Issue Date” means October 2, 2009.

“Lien” means any mortgage, lien, pledge, charge, security interest or other encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute) of any jurisdiction.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principal Property” means any building, structure or other facility located within the United States (other than its territories and possessions) and owned by the Company or any Wholly Owned Domestic Subsidiary, the book value of which is not less than 0.5% of the Company’s Consolidated Net Tangible Assets. For purposes of this definition, book value will be measured at the time the relevant Lien is being created or, in the case of any Lien incurred pursuant to clause (9) under “— Limitation on Liens,” at the time the relevant secured Indebtedness is deemed to be incurred.

The term “Principal Property,” as defined above, will not include any of the assets of our Subsidiaries that are not Wholly Owned Domestic Subsidiaries, and will also not include many of our domestic buildings, structures and other facilities, since many of those buildings, structures and facilities do not meet the minimum book value threshold specified in the definition.

“SEC ” means the United States Securities Exchange Commission.

“Significant Subsidiary” means any Subsidiary which is a “significant subsidiary” within the meaning of Rule 405 under the Securities Act.

“Special Interest ” means all additional interest then owing pursuant to the registration rights agreement.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the documentation governing such Indebtedness as of the date of the indenture, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subsidiary ” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (A) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (B) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

“Wholly Owned Domestic Subsidiary” means, with respect to any Person, any Domestic Subsidiary of such Person, the capital stock of which is 100% owned and controlled, directly or indirectly through one or more other Wholly Owned Domestic Subsidiaries, by such Person.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER

Exchange of Notes

The exchange of outstanding notes for exchange notes in the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note exchanged therefor and the basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

In any event, persons considering the exchange of outstanding notes for exchange notes should consult their own tax advisors concerning the United States federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes were acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offer and so notifies L-3, or causes L-3 to be so notified in writing, L-3 has agreed that for a period of 210 days after the date of this prospectus, it will make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes, other than commissions or concessions of any brokers or dealers and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

By its acceptance of the exchange offer, any broker-dealer that receives exchange notes pursuant to the exchange offer hereby agrees to notify L-3 prior to using the prospectus in connection with the sale or transfer of exchange notes, and acknowledges and agrees that, upon receipt of notice from L-3 of the happening of any event which makes any statement in this prospectus untrue in any material respect or which requires the making of any changes in this prospectus in order to make the statements therein not misleading or which may impose upon L-3 disclosure obligations that may have a material adverse effect on L-3 (which notice L-3 agrees to deliver promptly to such broker-dealer) such broker-dealer will suspend use of this prospectus until L-3 has notified such broker-dealer that delivery of this prospectus may resume and has furnished copies of any amendment or supplement to this prospectus to such broker-dealer.

LEGAL MATTERS

The validity of the exchange notes offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The consolidated financial statements of L-3 Holdings and L-3 Communications as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2009 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of L-3 Communications Holdings, Inc. and L-3 Communications Corporation:

In our opinion, the accompanying consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of L-3 Communications Holdings, Inc. and L-3 Communications Corporation and its subsidiaries (collectively, the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
February 26, 2010

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

CONSOLIDATED BALANCE SHEETS

(in millions, except share data)

	December 31,
	2009	2008

ASSETS
Current assets:
Cash and cash equivalents	$1,016	$867
Billed receivables, net of allowances of $32 in 2009 and $26 in 2008	1,149	1,226
Contracts in process	2,377	2,267
Inventories	239	259
Deferred income taxes	247	211
Other current assets	123	131

Total current assets	5,151	4,961

Property, plant and equipment, net	854	821
Goodwill	8,190	8,029
Identifiable intangible assets	377	417
Deferred debt issue costs	47	44
Other assets	194	212

Total assets	$14,813	$14,484

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable, trade	$464	$602
Accrued employment costs	642	700
Accrued expenses	482	479
Advance payments and billings in excess of costs incurred	521	530
Income taxes	10	45
Other current liabilities	363	351

Total current liabilities	2,482	2,707

Pension and postretirement benefits	817	802
Deferred income taxes	272	127
Other liabilities	470	414
Long-term debt	4,112	4,493

Total liabilities	8,153	8,543

Commitments and contingencies (see Note 19)
Equity:
L-3 shareholders’ equity:
L-3 Communications Holdings, Inc’s common stock: $.01 par value; 300,000,000 shares authorized, 115,353,546 shares outstanding at December 31, 2009 and 118,633,746 shares outstanding at December 31, 2008 (L-3 Communications Corporation’s common stock: $.01 par value, 100 shares authorized, issued and outstanding)	4,449	4,136
L-3 Communications Holdings, Inc’s treasury stock (at cost), 21,040,541 shares at December 31, 2009 and 13,995,450 shares at December 31, 2008	(1,824)	(1,319)
Retained earnings	4,108	3,373
Accumulated other comprehensive loss	(166)	(332)

Total L-3 shareholders’ equity	6,567	5,858
Noncontrolling interests	93	83

Total equity	6,660	5,941

Total liabilities and equity	$14,813	$14,484

See notes to consolidated financial statements.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions, except per share data)

	Year Ended December 31,
	2009	2008	2007

Net sales:
Products	$7,516	$7,130	$6,572
Services	8,099	7,771	7,389

Total net sales	15,615	14,901	13,961

Cost of sales:
Products	6,671	6,380	5,844
Services	7,288	6,962	6,669

Total cost of sales	13,959	13,342	12,513

Litigation gain	—	126	—

Operating income	1,656	1,685	1,448
Interest and other income, net	19	28	31
Interest expense	279	290	314
Debt retirement charge	10	—	—

Income from continuing operations before income taxes	1,386	1,423	1,165
Provision for income taxes	475	494	411

Income from continuing operations	911	929	754
Gain on sale of a business, net of income taxes of $13 million	—	20	—

Net income	$911	$949	$754
Less: Net income attributable to noncontrolling interests	10	11	9

Net income attributable to L-3	$901	$938	$745
Less: Net income allocable to participating securities	8	9	5

Net income allocable to L-3 Holdings’ common shareholders	$893	$929	$740

Earnings per share allocable to L-3 Holdings’ common shareholders:
Basic:
Income from continuing operations	$7.65	$7.50	$5.92
Gain on sale of a business, net of income taxes	—	0.17	—

Net income	$7.65	$7.67	$5.92

Diluted:
Income from continuing operations	$7.61	$7.43	$5.86
Gain on sale of a business, net of income taxes	—	0.16	—

Net income	$7.61	$7.59	$5.86

L-3 Holdings’ weighted average common shares outstanding:
Basic	116.8	121.2	124.9

Diluted	117.4	122.4	126.2

See notes to consolidated financial statements.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY
 For the Years Ended December 31, 2009, 2008 and 2007
(in millions, except per share data)

	L-3 Holdings’					Accumulated
	Common Stock		Additional			Other
	Shares	Par	Paid-in	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Issued	Value	Capital	Stock	Earnings	(Loss) Income	Interests	Equity

Balance at December 31, 2006	125.2	$1	$3,465	$(25)	$1,963	$(49)	$84	$5,439
Measurement date change for retirement benefit plans					(4)	39		35
Cumulative effect adjustment for uncertain income tax positions					4			4
Comprehensive income:
Net income					745		9	754
Pension and postretirement benefit plans:
Net gain arising during the period, net of income taxes of $10						18		18
Net prior service cost arising during the period, net of income taxes of $1						(2)		(2)
Amortization of net loss previously recognized, net of income taxes of $5						9		9
Amortization of prior service cost (credit) previously recognized, net of income taxes of $1						(1)		(1)
Foreign currency translation adjustment						135		135
Unrealized gains on hedging instruments, net of income taxes of $3						4		4

Total comprehensive income								917
Distributions to noncontrolling interests							(6)	(6)
Cash dividends paid on common stock ($1.00 per share)					(126)			(126)
Shares issued:
Employee savings plans	1.3		125					125
Exercise of stock options	1.6		112					112
Employee stock purchase plan	0.8		65					65
Stock-based compensation expense			53					53
Treasury stock purchased	(5.2)			(500)				(500)
Other	0.5		(4)					(4)

Balance at December 31, 2007	124.2	1	3,816	(525)	2,582	153	87	6,114
Comprehensive income:
Net income					938		11	949
Pension and postretirement benefit plans:
Net loss arising during the period, net of income taxes of $174						(271)		(271)
Net prior service cost arising during the period, net of income taxes of $1						(1)		(1)
Amortization of net loss previously recognized, net of income taxes of $2						3		3
Foreign currency translation adjustment						(222)		(222)
Unrealized gains on hedging instruments, net of income taxes of $4						6		6

Total comprehensive income								464
Distributions to noncontrolling interests							(12)	(12)
Derecognition of noncontrolling interest							(3)	(3)
Cash dividends paid on common stock ($1.20 per share)					(147)			(147)
Shares issued:
Employee savings plans	1.5		141					141
Exercise of stock options	0.7		51					51
Employee stock purchase plan	0.8		69					69
Stock-based compensation expense			64					64
Treasury stock purchased	(8.5)			(794)				(794)
Other	(0.1)		(6)					(6)

Balance at December 31, 2008	118.6	1	4,135	(1,319)	3,373	(332)	83	5,941
Comprehensive income:
Net income					901		10	911
Pension and postretirement benefit plans:
Net gain arising during the period, net of income taxes of $13						19		19
Net prior service cost arising during the period, net of income taxes of $1						(1)		(1)
Amortization of net loss previously recognized, net of income taxes of $20						30		30
Amortization of prior service cost (credit) previously recognized, net of income taxes of $1						1		1
Foreign currency translation adjustment						117		117

Total comprehensive income								1,077
Distributions to noncontrolling interests							(8)	(8)
Recognition of noncontrolling interest in a consolidated subsidiary							8	8
Cash dividends paid on common stock ($1.40 per share)					(165)			(165)
Shares issued:
Employee savings plans	2.0		139					139
Exercise of stock options	0.5		28					28
Employee stock purchase plan	1.1		70					70
Stock-based compensation expense			74					74
Treasury stock purchased	(7.0)			(505)				(505)
Other	0.2		2		(1)			1

Balance at December 31, 2009	115.4	$1	$4,448	$(1,824)	$4,108	$(166)	$93	$6,660

See notes to consolidated financial statements.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended December 31,
	2009	2008	2007

Operating activities:
Net income	$911	$949	$754
Depreciation of property, plant and equipment	158	152	150
Amortization of intangibles and other assets	60	54	57
Deferred income tax provision	74	153	106
Stock-based employee compensation expense	74	64	53
Contributions to employee savings plans in L-3 Holdings’ common stock	139	141	125
Amortization of pension and postretirement benefit plans net loss and prior service cost	52	5	12
Amortization of bond discounts (included in interest expense)	23	21	20
Amortization of deferred debt issue costs (included in interest expense)	11	11	10
Gain on sale of a business	—	(20)	—
Impairment charge	—	28	—
Gain on sale of a product line	—	(12)	—
Other non-cash items	(3)	(6)	(4)

Subtotal	1,499	1,540	1,283

Changes in operating assets and liabilities, excluding acquired and divested amounts:
Billed receivables	107	49	(51)
Contracts in process	(79)	(162)	(188)
Inventories	14	(25)	4
Accounts payable, trade	(118)	31	90
Accrued employment costs	(59)	66	51
Accrued expenses	(39)	81	65
Advance payments and billings in excess of costs incurred	(15)	101	(2)
Income taxes	27	(2)	116
Excess income tax benefits related to share-based payment arrangements	(4)	(10)	(17)
Other current liabilities	9	(128)	(9)
Pension and postretirement benefits	43	(81)	(10)
All other operating activities	22	(73)	(62)

Subtotal	(92)	(153)	(13)

Net cash from operating activities	1,407	1,387	1,270

Investing activities:
Business acquisitions, net of cash acquired	(90)	(283)	(235)
Proceeds from sale of a business and product lines	—	63	—
Capital expenditures	(186)	(218)	(157)
Dispositions of property, plant and equipment	4	15	8
Other investing activities	—	(9)	(4)

Net cash used in investing activities	(272)	(432)	(388)

Financing activities:
Proceeds from sale of senior notes	996	—	—
Repayment of borrowings under term loan facility	(650)	—	—
Redemption of senior subordinated notes	(750)	—	—
Common stock repurchased	(505)	(794)	(500)
Cash dividends paid on L-3 Holdings’ common stock	(165)	(147)	(126)
Proceeds from exercise of stock options	24	40	89
Proceeds from employee stock purchase plan	70	69	65
Debt issue costs	(22)	—	—
Excess income tax benefits related to share-based payment arrangements	4	10	17
Other financing activities	(7)	(18)	(9)

Net cash used in financing activities	(1,005)	(840)	(464)

Effect of foreign currency exchange rate changes on cash and cash equivalents	19	(28)	14

Net increase in cash and cash equivalents	149	87	432
Cash and cash equivalents, beginning of the year	867	780	348

Cash and cash equivalents, end of the year	$1,016	$867	$780

See notes to consolidated financial statements.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business

L-3 Communications Holdings, Inc. derives all of its operating income and cash flows from its wholly-owned subsidiary, L-3 Communications Corporation (L-3 Communications). L-3 Communications Holdings, Inc. (L-3 Holdings and, together with its subsidiaries, referred to herein as L-3 or the Company) is a prime system contractor in aircraft modernization and maintenance, Command, Control, Communications, Intelligence, Surveillance and Reconnaissance (C3ISR) systems, and government services. L-3 is also a leading provider of high technology products, subsystems and systems. The Company’s customers include the United States (U.S.) Department of Defense (DoD) and its prime contractors, U.S. Government intelligence agencies, the U.S. Department of Homeland Security (DHS), U.S. Department of State (DoS), U.S. Department of Justice (DoJ), allied foreign governments, domestic and foreign commercial customers and select other U.S. federal, state and local government agencies.

The Company has the following four reportable segments: (1) C3ISR, (2) Government Services, (3) Aircraft Modernization and Maintenance (AM&M), and (4) Electronic Systems (previously named Specialized Products). During the 2009 fourth quarter, the Company renamed the Specialized Products reportable segment Electronic Systems to better describe the nature of the segment’s businesses. Financial information with respect to each of the Company’s reportable segments is included in Note 22. C3ISR provides products and services for the global ISR market, C3 systems, networked communications systems and secure communications products. The Company believes that these products and services are critical elements for a substantial number of major command, control and communication, intelligence gathering and space systems. These products and services are used to connect a variety of airborne, space, ground and sea-based communication systems and are used in the transmission, processing, recording, monitoring, and dissemination functions of these communication systems. Government Services provides a full range of engineering, technical, analytical, information technology (IT), advisory, training, logistics and support services to the DoD, DoS, DoJ, and U.S. Government intelligence agencies and allied foreign governments. AM&M provides modernization, upgrades and sustainment, maintenance and logistics support services for military and various government aircraft and other platforms. The Company sells these services primarily to the DoD, the Canadian Department of National Defense and other allied foreign governments. Electronic Systems provides a broad range of products and services, including components, products, subsystems, systems, and related services to military and commercial customers in several niche markets across several business areas, including power & control systems, electro-optic/infrared (EO/IR), microwave, simulation & training, precision engagement, aviation products, security & detection, propulsion systems, displays, telemetry & advanced technology, undersea warfare, and marine services.

2.	Summary of Significant Accounting Policies

Basis of Presentation: The accompanying financial statements comprise the consolidated financial statements of L-3 Holdings and L-3 Communications. L-3 Holdings’ only asset is its investment in the common stock of L-3 Communications, its wholly-owned subsidiary, and its only obligations are (1) the 3% Convertible Contingent Debt Securities (CODES) due 2035, which were issued by L-3 Holdings on July 29, 2005, (2) its guarantee of borrowings under the Revolving Credit Facility of L-3 Communications and (3) its guarantee of other contractual obligations of L-3 Communications and its subsidiaries. L-3 Holdings’ obligations relating to the CODES have been jointly, severally, fully and unconditionally guaranteed by L-3 Communications and certain of its wholly-owned domestic subsidiaries. Accordingly, such debt has been reflected as debt of L-3 Communications in its consolidated financial statements in accordance with the accounting standards for pushdown accounting. All issuances of and conversions into L-3 Holdings’ equity securities, including grants of stock options, restricted stock, restricted stock units and performance units by L-3 Holdings to employees and directors of L-3 Communications and its subsidiaries, have been reflected in the consolidated financial statements of L-3 Communications. As a result, the consolidated financial positions, results of operations and cash flows of L-3 Holdings and L-3 Communications are substantially

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

the same. See Note 24 for additional information regarding the audited financial information of L-3 Communications and its subsidiaries.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and costs of sales during the reporting period. The most significant of these estimates and assumptions relate to contract revenue, profit and loss recognition, fair values of assets acquired and liabilities assumed in business combinations, market values for inventories reported at lower of cost or market, pension and post-retirement benefit obligations, stock-based employee compensation expense, income taxes, including the valuations of deferred tax assets, litigation reserves and environmental obligations, accrued product warranty costs, and the recoverability, useful lives and valuation of recorded amounts of long-lived assets, identifiable intangible assets and goodwill. Changes in estimates are reflected in the periods during which they become known. Actual amounts will differ from these estimates and could differ materially.

During the quarter ended March 27, 2009, the Company revised its reportable segment presentations to conform to certain re-alignments in the Company’s management and organization structure. Consequently, the Company made certain reclassifications between its C3ISR, Government Services, and AM&M reportable segments. See Note 22 for the prior period amounts reclassified between reportable segments.

Certain reclassifications have been made to conform prior-year amounts to the current-year presentation.

Principles of Consolidation: The consolidated financial statements of the Company include all wholly-owned and majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. Investments in equity securities, joint ventures and limited liability corporations over which the Company has significant influence but does not have voting control are accounted for using the equity method. Investments over which the Company does not have significant influence are accounted for using the cost method.

Revenue Recognition: The majority of the Company’s contracts are generally fixed price, cost-plus or time-and-material type contracts. Depending on the type of contract, sales and profits are recognized based on: (1) a Percentage-of-Completion (POC) method of accounting, (2) allowable costs incurred plus the estimated profit on those costs (cost-plus), or (3) direct labor hours expended multiplied by the contractual fixed rate per hour plus incurred costs for material (time-and-material).

Sales and profits on fixed-price type contracts that are covered by contract accounting standards are substantially recognized using POC methods of accounting. Sales and profits on fixed-price production contracts under which units are produced and delivered in a continuous or sequential process are recorded as units are delivered based on their contractual selling prices (the “units-of-delivery” method). Sales and profits on each fixed-price production contract under which units are not produced and delivered in a continuous or sequential process, or under which a relatively few number of units are produced, are recorded based on the ratio of actual cumulative costs incurred to the total estimated costs at completion of the contract, multiplied by the total estimated contract revenue, less cumulative sales recognized in prior periods (the “cost-to-cost” method). Under both POC methods of accounting, a single estimated total profit margin is used to recognize profit for each contract over its entire period of performance, which can exceed one year. Losses on contracts are recognized in the period in which they become evident. The impact of revisions of contract estimates, which may result from contract modifications, performance or other reasons, are recognized on a cumulative catch-up basis in the period in which the revisions are made.

Sales and profits on cost-plus type contracts that are covered by contract accounting standards are recognized as allowable costs are incurred on the contract, at an amount equal to the allowable costs plus the estimated profit on

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

those costs. The estimated profit on a cost-plus type contract is fixed or variable based on the contractual fee arrangement. Incentive and award fees are the primary variable fee contractual arrangements. Incentive and award fees on cost-plus type contracts are included as an element of total estimated contract revenues and are recorded to sales when a basis exists for the reasonable prediction of performance in relation to established contractual targets and the Company is able to make reasonably dependable estimates for them.

Sales and profits on time-and-material type contracts are recognized on the basis of direct labor hours expended multiplied by the contractual fixed rate per hour, plus the actual costs of materials and other direct non-labor costs.

Sales on arrangements for (1) fixed-price type contracts that require us to perform services that are not related to the production of tangible assets (Fixed-Price Service Contracts) and (2) certain commercial customers are recognized in accordance with revenue recognition accounting standards for revenue arrangements with commercial customers. Sales for the Company’s businesses whose customers are primarily commercial business enterprises are substantially all generated from single element revenue arrangements. Sales are recognized when there is persuasive evidence of an arrangement, delivery has occurred or services have been performed, the selling price to the buyer is fixed or determinable and collectability is reasonably assured. Sales for Fixed-Price Service Contracts that do not contain measurable units of work performed are generally recognized on a straight-line basis over the contractual service period, unless evidence suggests that the revenue is earned, or obligations fulfilled, in a different manner. Sales for Fixed-Price Service Contracts that contain measurable units of work performed are generally recognized when the units of work are completed. Sales and profit on cost-plus and time-and-material type contracts to perform services are recognized in the same manner as those within the scope of contract accounting standards, except for incentive and award fees. Cost-based incentive fees are recognized when they are realizable in the amount that would be due under the contractual termination provisions as if the contract was terminated. Performance based incentive fees and award fees are recorded as sales when awarded by the customer.

Sales and profit in connection with contracts to provide services to the U.S. Government that contain collection risk because the contracts are incrementally funded and subject to the availability of funds appropriated, are deferred until a contract modification is obtained, indicating that adequate funds are available to the contract or task order.

Research and Development: Independent research and development (IRAD) costs sponsored by the Company and bid and proposal (B&P) costs relate to both U.S. Government products and services and those for commercial and international customers. The IRAD and B&P costs for the Company’s businesses that are U.S. Government contractors are recoverable indirect contract costs that are allocated to our U.S. Government contracts in accordance with U.S. Government procurement regulations, and are specifically excluded from research and development accounting standards. The Company includes IRAD and B&P costs allocated to U.S. Government contracts in inventoried contract costs, and charges them to costs of sales when the related contract sales are recognized as revenue. Research and development costs for the Company’s businesses that are not U.S. Government contractors are accounted for in accordance with research and development accounting standards and are expensed as incurred to cost of sales.

Customer-funded research and development costs are incurred pursuant to contracts (revenue arrangements) to perform research and development activities according to customer specifications. These costs are not accounted for as research and development expenses, and are also not indirect contract costs. Instead, these costs are direct contract costs and are expensed to cost of sales when the corresponding revenue is recognized, which is generally as the research and development services are performed. Customer-funded research and development costs are substantially all incurred under cost-plus type contracts with the U.S. Government.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Computer Software Costs: The Company’s software development costs for computer software products to be sold, leased or marketed that are incurred after establishing technological feasibility for the computer software products are capitalized as other assets and amortized on a product by product basis using the amount that is the greater of the straight-line method over the useful life or the ratio of current revenues to total estimated revenues. Substantially all of the capitalized software development costs pertain to the Company’s commercial aviation businesses. Capitalized software development costs, net of accumulated amortization, was $48 million at December 31, 2009 and $47 million at December 31, 2008, respectively, and is included in Other Assets on the Consolidated Balance Sheets. Amortization expense for capitalized software development costs was $8 million for 2009, $8 million for 2008, and $6 million for 2007. The Company recorded a non-cash impairment charge of $28 million relating to a write-down of capitalized software development costs associated with a general aviation product line in the second quarter of 2008, which is recorded in cost of sales for products in the Consolidated Statement of Operations.

Product Warranties: Product warranty costs are accrued when revenue is recognized for the covered products. Product warranty expense is recognized based on the terms of the product warranty and the related estimated costs. Accrued warranty costs are reduced as product warranty costs are incurred.

The table below presents the changes in the Company’s accrued product warranty costs.

	Year Ended December 31,
	2009	2008
	(in millions)

Accrued product warranty costs(1):
Balance at January 1	$102	$98
Acquisitions during this period	—	5
Accruals for product warranties issued during the period	51	44
Changes to accruals for product warranties existing before January 1	2	2
Foreign currency translation adjustments	2	(3)
Settlements made during the period	(58)	(44)

Balance at December 31	$99	$102

(1)	Warranty obligations incurred in connection with long-term production contracts that are accounted for under the POC cost-to-cost method are included within the contract estimates at completion (EACs) and are excluded from these amounts. The balance at December 31 includes both long-term and short-term amounts.

Deferred Debt Issue Costs: Costs to issue debt are capitalized and deferred when incurred, and subsequently amortized to interest expense over the term of the related debt using the effective interest rate method.

Stock-Based Compensation: The Company follows the fair value based method of accounting for stock-based employee compensation, which requires the Company to expense all stock-based employee compensation. Stock-based employee compensation is primarily a non-cash expense because the Company settles these obligations by issuing shares of L-3 Holdings common stock instead of settling such obligations with cash payments, except for certain performance unit awards that are payable in cash.

Compensation expense for all restricted stock, restricted stock unit and stock option awards is recognized on a straight-line basis over the requisite service period for the entire award based on the grant date fair value. All of the stock options granted to employees by the Company are non-qualified stock options under U.S. income tax regulations. Compensation expense for performance units payable in L-3 Holdings common stock are based on the fair value of the units at the grant date (measurement date), adjusted each reporting period for progress towards the target award, and recognized on a straight line basis over the requisite service period. Compensation expense for

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

performance units that are payable in cash is based on a binomial valuation technique (the Monte Carlo valuation model) adjusted for historical performance each reporting period and recognized on a straight-line basis over the requisite service period.

Income Taxes: The Company provides for income taxes using the liability method. Deferred income tax assets and liabilities reflect tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes, as determined under enacted tax laws and rates. The effect of changes in tax laws or rates is accounted for in the period of enactment. Valuation allowances for deferred tax assets are provided when it is more likely than not that the assets will not be realized, considering, when appropriate, tax planning strategies.

Income tax accounting standards prescribe (1) a minimum recognition threshold that an income tax benefit arising from an uncertain income tax position taken, or expected to be taken, on an income tax return is required to meet before being recognized in the financial statements and (2) the measurement of the income tax benefits recognized from such positions. The Company’s accounting policy is to classify uncertain income tax positions that are not expected to be resolved in one year as non-current income tax liabilities and to classify potential interest and penalties on uncertain income tax positions as elements of the provision for income taxes on its financial statements.

Cash and Cash Equivalents: Cash equivalents consist of highly liquid investments with an original maturity of three months or less at the time of purchase.

Contracts in Process: Contracts in process include unbilled contract receivables and inventoried contract costs for which sales and profits are recognized using a POC method of accounting. Unbilled Contract Receivables represent accumulated incurred costs and earned profits or losses on contracts in process that have been recorded as sales, primarily using the cost-to-cost method, which have not yet been billed to customers. Inventoried Contract Costs represent incurred costs on contracts in process that have not yet been recognized as costs and expenses because the related sales, which are primarily recorded using the units-of-delivery method, have not been recognized. Contract costs include direct costs and indirect costs, including overhead costs. As discussed in Note 5, the Company’s inventoried contract costs for U.S. Government contracts, and contracts with prime contractors or subcontractors of the U.S. Government include allocated general and administrative costs (G&A), IRAD costs and B&P costs. Contracts in Process contain amounts relating to contracts and programs with long performance cycles, a portion of which may not be realized within one year. For contracts in a loss position, the unrecoverable costs expected to be incurred in future periods are recorded in Estimated Costs in Excess of Estimated Contract Value to Complete Contracts in Process in a Loss Position, which is a component of Other Current Liabilities. Under the terms of certain revenue arrangements (contracts) with the U.S. Government, the Company may receive progress payments as costs are incurred or milestone payments as work is performed. The U.S. Government has a security interest in the Unbilled Contract Receivables and Inventoried Contract Costs to which progress payments have been applied, and such progress payments are reflected as a reduction of the related amounts. Milestone payments that have been received in excess of contract costs incurred and related estimated profits are reported on the Company’s balance sheet as Advance Payments and Billings in Excess of Costs Incurred.

The Company values its acquired contracts in process in connection with business acquisitions on the date of acquisition at contract value less the Company’s estimated costs to complete the contract and a reasonable profit allowance on the Company’s completion effort commensurate with the profit margin that the Company earns on similar contracts.

Inventories: Inventories, other than Inventoried Contract Costs, are stated at cost (first-in, first-out or average cost), but not in excess of realizable value. A provision for excess or inactive inventory is recorded based upon an analysis that considers current inventory levels, historical usage patterns and future sales expectations.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Property, Plant and Equipment: Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed by applying principally the straight-line method to the estimated useful lives of the related assets. Useful lives range substantially from 10 to 40 years for buildings and improvements and 3 to 10 years for machinery, equipment, furniture and fixtures. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements. When property or equipment is retired or otherwise disposed of, the net book value of the asset is removed from the Company’s balance sheet and the net gain or loss is included in the determination of operating income. Property, plant and equipment acquired as part of a business acquisition is valued at fair value.

Goodwill: The carrying value of goodwill and indefinite lived identifiable intangible assets are not amortized, but are tested for impairment annually as of November 30 as well as whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable using a two-step process for each reporting unit. The first step in the process is to identify any potential impairment by comparing the carrying value of a reporting unit and its fair value. The Company determines the fair value of its reporting units using a discounted cash flows valuation approach. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit. There were no impairment charges that resulted from the annual impairment assessment or change in circumstances during 2009.

Identifiable Intangible Assets: Identifiable intangible assets represent assets acquired as part of the Company’s business acquisitions and include customer contractual relationships, technology and favorable leasehold interests. The initial measurement of these intangible assets is based on their fair values. Identifiable intangible assets are amortized over their estimated useful lives as the economic benefits are consumed, ranging from 4 to 30 years.

Derivative Financial Instruments: The Company’s derivative financial instruments include foreign currency forward contracts, which are entered into for risk management purposes, and an embedded derivative representing the contingent interest payment provision related to the CODES.

The Company’s U.S. and foreign businesses enter into contracts with customers, subcontractors or vendors that are denominated in currencies other than their functional currencies. To protect the functional currency equivalent cash flows associated with certain of these contracts, the Company enters into foreign currency forward contracts. The Company’s activities involving foreign currency forward contracts are designed to hedge the changes in the functional currency equivalent cash flows due to movements in foreign exchange rates compared to the functional currency. The foreign currencies hedged are primarily the Canadian dollar, the Euro, the British pound and the U.S. dollar. The Company manages exposure to counterparty non-performance credit risk by entering into foreign currency forward contracts only with major financial institutions that are expected to fully perform under the terms of such contracts. Foreign currency forward contracts are recorded in the Company’s Consolidated Balance Sheets at fair value and are generally designated and accounted for as cash flow hedges in accordance with the accounting standards for derivative instruments and hedging activities. Gains and losses on designated foreign currency forward contracts that are highly effective in offsetting the corresponding change in the cash flows of the hedged transactions are recorded net of income taxes in accumulated other comprehensive income (loss) (accumulated OCI) and then recognized in income when the underlying hedged transaction affects income. Gains and losses on foreign currency forward contracts that do not meet hedge accounting criteria are recognized in income immediately.

The embedded derivatives related to the issuance of the Company’s debt are recorded at fair value with changes reflected in the Consolidated Statements of Operations.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Translation of Foreign Currency and Foreign Currency Transactions: Transactions in foreign currencies are translated into the local (functional) currency of the respective business at the approximate prevailing rate at the time of the transaction. Foreign exchange transaction gains and losses in the years ended December 31, 2009, 2008 and 2007 are not material to the Company’s results of operations. The operations of the Company’s foreign subsidiaries are translated from the local (functional) currencies into U.S. dollars using weighted average rates of exchange during each reporting period. The rates of exchange at each balance sheet date are used for translating the assets and liabilities of the Company’s foreign subsidiaries. Gains or losses resulting from these translation adjustments are included in the accompanying Consolidated Balance Sheets as a component of accumulated other comprehensive income (loss).

Accounting Standards Issued and Not Yet Implemented: In October 2009, the Financial Accounting Standards Board (FASB) issued a revised accounting standard for revenue arrangements with multiple deliverables. The revision: (1) removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, (2) provides a hierarchy that entities must use to estimate the selling price, (3) eliminates the use of the residual method for allocation, and (4) expands the ongoing disclosure requirements. The revised accounting standard is effective for the Company beginning on January 1, 2011, with early adoption permitted. The Company is currently assessing the impact the revised accounting standard will have on its consolidated financial statements.

In October 2009, the FASB issued a revised accounting standard for certain revenue arrangements that include software elements. Under the revised standard, tangible products that contain both software and non-software components that work together to deliver a product’s essential functionality will be removed from scope of pre-existing software revenue recognition standards. In addition, hardware components of a tangible product containing software components will always be excluded from software revenue recognition standards. The revised accounting standard is effective for the Company beginning on January 1, 2011, with early adoption permitted. The Company is currently assessing the impact the revised accounting standard will have on its consolidated financial statements.

In June 2009, the FASB issued a revised standard for the accounting for variable interest entities, which replaces the quantitative-based risks and rewards approach with a qualitative approach that focuses on identifying which enterprise has the power and control to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance. The accounting standard also requires an ongoing assessment of whether an entity is the primary beneficiary and requires additional disclosures about an enterprise’s involvement in variable interest entities. The revised accounting standard is effective for the Company beginning on January 1, 2010. The Company is currently assessing the impact the revised accounting standard will have on its consolidated financial statements; however, the preliminary assessment indicates that the adoption of this standard will not have a material impact on the Company’s financial position, results of operation or cash flows.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.	New Accounting Standards Implemented

In June 2009, the FASB issued the FASB Accounting Standards Codification (ASC or Codification). The Codification has become the single source for all authoritative U.S. GAAP recognized by the FASB, does not change U.S. GAAP and did not impact the Company’s financial position, results of operations or cash flows. All references to U.S. GAAP in this report are in accordance with the Codification.

The Company adopted nine newly issued accounting standards during the year ended December 31, 2009. The following six standards were effective January 1, 2009:

•	Accounting for convertible debt instruments that may be settled in cash upon conversion (Convertible Debt). The new standard is contained in ASC 470, Debt;

•	Determining whether instruments granted in share-based payment transactions are participating securities (Participating Securities). The new standard is contained in ASC 260, Earnings Per Share;

•	Noncontrolling interests in consolidated financial statements (Noncontrolling Interests). The new standard is contained in ASC 810, Consolidation;

•	Disclosures about derivative instruments and hedging activities (Derivative Disclosures). The new standard is contained in ASC 815, Derivatives and Hedging;

•	Business combinations (Business Combinations). The new standard is contained in ASC 805, Business Combinations; and

•	Fair value measurements and disclosures (Fair Value Measurements). The new standard is contained in ASC 820, Fair Value Measurements and Disclosures.

For the impact of the adoption of the newly issued standards for Convertible Debt, Participating Securities and Noncontrolling Interests on the Company’s: (1) Condensed Consolidated Balance Sheet, at December 31, 2008, (2) Consolidated Equity Account Balances, at December 31, 2007, and (3) Condensed Consolidated Statements of Operations for the years ended December 31, 2008 and 2007, see pages F-17-F-19. The adoption of the new accounting standards for Derivative Disclosures, Business Combinations and Fair Value Measurements did not have a material impact on the Company’s prior period financial statements.

Convertible Debt: In accordance with the provisions of the newly issued standard for convertible debt, the Company is separately accounting for the liability and equity (conversion option) components of the CODES in a manner that reflects the Company’s non-convertible debt borrowing rate when interest expense is recognized. Previously, the CODES were recorded at maturity value. The Convertible Debt standard does not apply to the Company’s other outstanding debt instruments because they are not convertible debt instruments within its scope. The Company has retrospectively applied the provisions of this standard and adjusted the prior period financial statements accordingly.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the impact of the provisions of the Convertible Debt standard on the Statement of Operations for the year ended December 31, 2009.

Year Ended
December 31, 2009
(in millions, except
per share data)

Interest expense	$20
Provision for income taxes	(8)
Net income attributable to L-3	(12)
L-3 Holdings’ earnings per common share:
Basic	$(0.10)
Diluted	$(0.10)

Participating Securities: In accordance with the provisions of the newly issued standard for participating securities, the Company is including the impact of restricted stock and restricted stock units that are entitled to receive non-forfeitable dividends when calculating both basic EPS and diluted EPS. The Company has retrospectively applied the provisions of this standard and adjusted the prior period financial statements accordingly. The adoption of the provisions of this standard decreased basic EPS by $0.07 and diluted EPS by $0.03 for the year ended December 31, 2009.

Noncontrolling Interests: The Company retrospectively applied the presentation requirements of the newly issued standard for noncontrolling interests by: (1) reclassifying noncontrolling interests (minority interests) to equity on the Company’s balance sheets, and (2) including net income attributable to noncontrolling interests in net income on the Company’s statements of operations.

Derivative Disclosures: The enhanced disclosures for derivative instruments and related hedging activities required in accordance with the provisions of this standard can be found in Note 14.

Business Combinations: The Company adopted the provisions of the newly issued standard for business combinations to its acquisition of Chesapeake Sciences Corporation (CSC), which was completed on January 30, 2009. See Note 4 for additional information regarding the CSC acquisition. There were no other material business acquisitions completed during the year ended December 31, 2009. In accordance with the provisions of this standard, the Company is: (1) expensing transaction and restructuring costs, (2) recognizing and measuring contingent consideration at fair value, (3) measuring contingent assets and liabilities at fair value, or in accordance with the accounting standard for contingencies as appropriate, and (4) capitalizing in-process research and development as part of identifiable intangible assets. In addition, the difference between the ultimate resolution and the amount recorded on the balance sheet for acquired uncertain tax positions is recorded through earnings. Previously, the difference would have been recorded through goodwill. Other than the net reversal of amounts previously accrued of $31 million disclosed in Note 17, the adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows for the year ended December 31, 2009.

Fair Value Measurements: The Company applied the provisions of the standard for fair value measurements to non-financial assets and non-financial liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis. The effective date for application of the provisions of this standard to all non-financial assets and non-financial liabilities not recognized or disclosed at fair value on a recurring basis was previously delayed until January 1, 2009. The application of the provisions of the fair value measurement standard had no impact on the Company’s financial position, results of operations and cash flows as the Company did not have any non-financial

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

assets and non-financial liabilities that were recognized or disclosed at fair value on a non-recurring basis at December 31, 2009.

Effective June 26, 2009, the Company adopted the following two new accounting standards:

•	Subsequent Events (Subsequent Events). The new standard is contained in ASC 855, Subsequent Events; and

•	Interim Disclosures about Fair Value of Financial Instruments (Financial Instruments). The new standard is contained in ASC 825, Financial Instruments.

Subsequent Events: The adoption of the provisions of the newly issued standard for subsequent events codified the requirement for the Company to evaluate events after the balance sheet date. The Company continues to evaluate events after the balance sheet date in accordance with this standard.

Financial Instruments: The adoption of the provisions of the newly issued standard for financial instruments requires: (1) the fair value disclosures of an entity’s financial instruments for interim financial statements, and (2) disclosures about the methods and significant assumptions used to estimate the fair value of financial instruments. See Note 13 for the disclosures required by the provisions of the Financial Instruments standard.

Pension and Other Postretirement Plan Assets: Effective December 31, 2009, the Company adopted the new accounting standard that expands the disclosure requirements for pension and other postretirement plan assets. The application of the provisions of this standard had no impact on the Company’s financial position, results of operations or cash flows. See Note 20 for the disclosures required by the provisions of this standard.

The tables below present the Company’s As Previously Reported and As Currently Reported: (1) Condensed Consolidated Balance Sheet, at December 31, 2008, (2) Consolidated Equity Account Balances, at December 31, 2007, and (3) Condensed Consolidated Statement of Operations, for the years ended December 31, 2008 and 2007, in each case to reflect the adjustments made to adopt the provisions of the newly issued standards for Noncontrolling Interests, Convertible Debt and Participating Securities, as applicable.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Adjustments for:
	As Previously	Noncontrolling	Convertible	As Currently
	Reported	Interests	Debt	Reported
	(in millions)

Condensed Consolidated Balance Sheet, at December 31, 2008:

ASSETS
Total current assets	$4,961	$—	$—	$4,961
Property, plant and equipment, net	821	—	—	821
Goodwill	8,029	—	—	8,029
Identifiable intangible assets	417	—	—	417
Deferred debt issue costs	45	—	(1)	44
Other assets	212	—	—	212

Total assets	$14,485	$—	$(1)	$14,484

LIABILITIES AND EQUITY
Total current liabilities	$2,707	$—	$—	$2,707
Pension and postretirement benefits	802	—	—	802
Deferred income taxes	110	—	17	127
Other liabilities	414	—	—	414
Long-term debt	4,538	—	(45)	4,493

Total liabilities	8,571	—	(28)	8,543

Minority interests	83	(83)	—	—

Equity:
L-3 shareholders’ equity:
L-3 Communications Holdings, Inc.’s common stock	4,072	—	64	4,136
L-3 Communications Holdings, Inc.’s treasury stock at cost	(1,319)	—	—	(1,319)
Retained earnings	3,410	—	(37)	3,373
Accumulated other comprehensive loss	(332)	—	—	(332)

Total L-3 shareholders’ equity	5,831	—	27	5,858
Noncontrolling interests	—	83	—	83

Total equity	5,831	83	27	5,941

Total liabilities and equity	$14,485	$—	$(1)	$14,484

Consolidated Equity Account Balances, at December 31, 2007:
L-3 Communications Holdings, Inc.’s common stock, net of treasury stock	$3,228	$—	$64	$3,292
Retained earnings	2,608	—	(26)	2,582
Accumulated other comprehensive income	153	—	—	153
Noncontrolling interests	—	87	—	87

Total equity	$5,989	$87	$38	$6,114

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Adjustments for:
					As
	As Previously	Noncontrolling	Participating	Convertible	Currently
	Reported	Interests	Securities	Debt	Reported
	(in millions, except per share data)

Condensed Consolidated Statement of Operations, for the year ended December 31, 2008:
Net sales	$14,901	$—	$—	$—	$14,901
Cost of sales	13,342	—	—	—	13,342
Litigation Gain	126	—	—	—	126

Operating income	1,685	—	—	—	1,685
Interest and other income, net	28	—	—	—	28
Interest expense	271	—	—	19	290
Minority interests in net income of consolidated subsidiaries	11	(11)	—	—	—

Income from continuing operations before income taxes	1,431	11	—	(19)	1,423
Provision for income taxes	502	—	—	(8)	494

Income from continuing operations	929	11	—	(11)	929
Gain on sale of a business, net of income taxes of $13 million	20	—	—	—	20

Net income	$949	$11	$—	$(11)	$949
Less: Net income attributable to noncontrolling interests	—	11	—	—	11

Net income attributable to L-3	$949	$—	$—	$(11)	$938
Less: Net income allocable to participating securities	—	—	9	—	9

Net income allocable to L-3 Holdings’ common shareholders	$949	$—	$(9)	$(11)	$929

Earnings per share allocable to L-3 Holdings’ common shareholders:
Basic:
Income from continuing operations	$7.66	$—	$(0.06)	$(0.10)	$7.50

Net income	$7.83	$—	$(0.06)	$(0.10)	$7.67

Diluted:
Income from continuing operations	$7.56	$—	$(0.04)	$(0.09)	$7.43

Net income	$7.72	$—	$(0.04)	$(0.09)	$7.59

L-3 Holdings’ weighted average common shares outstanding:
Basic	121.2	—	—	—	121.2

Diluted	122.9	—	(0.5)	—	122.4

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Adjustments for:
					As
	As Previously	Noncontrolling	Participating	Convertible	Currently
	Reported	Interests	Securities	Debt	Reported
	(in millions, except per share data)

Condensed Consolidated Statement of Operations, for the year ended December 31, 2007:
Net sales	$13,961	$—	$—	$—	$13,961
Cost of sales	12,513	—	—	—	12,513

Operating income	1,448	—	—	—	1,448
Interest and other income, net	31	—	—	—	31
Interest expense	296	—	—	18	314
Minority interests in net income of consolidated subsidiaries	9	(9)	—	—	—

Income before income taxes	1,174	9	—	(18)	1,165
Provision for income taxes	418	—	—	(7)	411

Net income	$756	$9	$—	$(11)	$754
Less: Net income attributable to noncontrolling interests	—	9	—	—	9

Net income attributable to L-3	$756	$—	$—	$(11)	$745
Less: Net income allocable to participating securities	—	—	5	—	5

Net income allocable to L-3 Holdings’ common shareholders	$756	$—	$(5)	$(11)	$740

Earnings per share allocable to L-3 Holdings’ common shareholders:
Basic	$6.05	$—	$(0.04)	$(0.09)	$5.92

Diluted	$5.98	$—	$(0.03)	$(0.09)	$5.86

L-3 Holdings’ weighted average common shares outstanding:
Basic	124.9	—	—	—	124.9

Diluted	126.5	—	(0.3)	—	126.2

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

4.	Acquisitions and Dispositions

All of the business acquisitions are included in the Company’s results of operations from their respective dates of acquisition.

2009 Business Acquisitions

On January 30, 2009, the Company acquired all of the outstanding stock of CSC for a purchase price of $91 million in cash, which includes a $7 million net working capital adjustment, of which $6 million was for cash acquired, and $4 million related to certain tax benefits acquired. The acquisition was financed using cash on hand. CSC is a developer and manufacturer of anti-submarine warfare systems for use onboard submarines and surface ship combatants. Based on the final purchase price allocation, the amount of goodwill recognized was $56 million, which was assigned to the Electronic Systems reportable segment, and is not expected to be deductible for income tax purposes.

2008 Business Acquisitions

During the year ended December 31, 2008, in separate transactions, the Company acquired four businesses and increased its ownership interest in a subsidiary for an aggregate purchase price of $264 million in cash, plus acquisition costs. These acquisitions were all financed with cash on hand. Based on preliminary and final purchase price allocations, the aggregate goodwill recognized for these businesses and increase in ownership interest was $191 million, of which $86 million is expected to be deductible for income tax purposes. The goodwill was assigned to the reportable segments listed below:

Segment	December 31, 2009
(in millions)

Electronic Systems	$150
Government Services	41

Total	$191

In certain instances, the purchase price is subject to adjustment based on post-acquisition financial performance not to exceed an aggregate amount of $1 million, as discussed below. Any such additional consideration will be accounted for as goodwill. A description of each business acquisition made by the Company during 2008 is listed below:

•	All of the outstanding stock of International Resources Group Ltd. (IRG) on December 3, 2008. IRG is an international professional services firm that provides specialized management, policy and training support in the areas of energy, environment and natural resource management, relief and reconstruction, and economic development to U.S. Government agencies and international development organizations;

•	All of the outstanding stock of G.A. International Electronics and subsidiaries (GAI) on July 25, 2008. Headquartered in Florida, GAI provides repair services and retrofit installation of navigation and communication systems for cruise vessels and cargo ships. The purchase price for GAI is subject to additional consideration not to exceed $1 million that is contingent upon its post-acquisition financial performance through July 25, 2011;

•	All of the assets and liabilities of the Northrop Grumman Electro-Optical Systems (EOS) business on April 21, 2008. The EOS business is a provider of night vision technology and electro-optical products for military, commercial and public safety customers;

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	On April 4, 2008, the Company increased its ownership interest in its Medical Education Technologies, Inc. (METI) business from 80% to 85% for a purchase price of $3 million. This business supplies human patient and surgical simulators, as well as related educational products. On October 8, 2008, the Company sold its 85% ownership interest in METI, as described below under 2008 Business and Product Line Dispositions; and

•	All of the outstanding stock of HSA Systems Pty Ltd. (HSA) on March 14, 2008. HSA is a provider of geospatial, marine and electronic systems for maritime and defense customers.

The Company has completed the purchase price allocations for all acquisitions made during 2008, except for those business acquisitions in which the purchase price is subject to adjustment, as described above. The final purchase price allocations were based on the final purchase prices, including the payment of contingent consideration, if any, and final appraisals and other analyses of fair values. The final purchase price allocations for these business acquisitions, compared to their preliminary purchase price allocations, did not have a material impact on the Company’s results of operations or financial position.

2007 Business Acquisitions

During the year ended December 31, 2007, in separate transactions, the Company acquired ownership interests in four businesses for an aggregate purchase price of $225 million in cash, plus acquisition costs. These acquisitions were all financed with cash on hand. Based on preliminary and final purchase price allocations, the aggregate goodwill recognized for these businesses was $178 million, of which $140 million is expected to be deductible for income tax purposes. The goodwill was assigned to the reportable segments listed below:

Segment	December 31, 2009
(in millions)

Electronic Systems	$146
Government Services	32

Total	$178

In certain instances, the purchase price is subject to adjustment based on post-acquisition financial performance not to exceed an aggregate amount of $13 million, as discussed below. Any such additional consideration will be accounted for as goodwill. A description of each business acquisition made by the Company during 2007 is listed below:

•	All of the outstanding stock of Geneva Aerospace, Inc. (Geneva) on January 31, 2007. The Geneva acquisition is subject to additional consideration not to exceed $13 million, which is contingent upon its post acquisition financial performance for the year ended December 31, 2009. Geneva is a provider of guidance and navigation systems for unmanned aerial vehicles;

•	All of the outstanding stock of Global Communication Solutions, Inc. (GCS) on May 4, 2007. GCS is a provider of satellite communications systems that integrate data, broadband internet, telephony, multimedia, audio, video and computer networking;

•	All of the outstanding stock of APSS S.r.l. (APSS) on August 31, 2007. APSS is a provider of mechanical, electric and automation systems for ships; and

•	All of the outstanding stock of MKI Systems, Inc. (MKI) on December 3, 2007. MKI focuses on acquisition, logistics and program management for the DoD, especially the Marine Corps.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company has completed the purchase price allocations for all acquisitions made during 2007, except for those business acquisitions in which the purchase price is subject to adjustment, as described above. The final purchase price allocations were based on the final purchase prices, including the payment of contingent consideration, if any, and final appraisals and other analyses of fair values. The final purchase price allocations for these business acquisitions, compared to their preliminary purchase price allocations, did not have a material impact on the Company’s results of operations or financial position.

Unaudited Pro Forma Statements of Operations Data

The following unaudited pro forma Statements of Operations data presents the combined results of the Company and its business acquisitions completed during the years ended December 31, 2009, 2008 and 2007, assuming that the business acquisitions completed during 2009 and 2008 had occurred on January 1, 2008, and that the business acquisitions completed during 2008 and 2007 had occurred on January 1, 2007.

	Year Ended December 31,
	2009	2008	2007
	(in millions, except per share data)

Pro forma net sales	$15,621	$15,071	$14,307
Pro forma net income attributable to L-3	$900	$939	$745
Pro forma diluted earnings per share	$7.60	$7.60	$5.86

The unaudited pro forma results disclosed in the table above are based on various assumptions and are not necessarily indicative of the results of operations that would have occurred had the Company completed these acquisitions on the dates indicated above.

2008 Business and Product Line Dispositions

On October 8, 2008, the Company divested its 85% ownership interest in METI, which was within the Electronic Systems reportable segment. The sale resulted in an after-tax gain of $20 million (pre-tax gain of $33 million), which was excluded from income from continuing operations. The revenues, operating results and net assets of METI for all periods presented were not material and therefore not presented as discontinued operations. METI generated $48 million of sales and $4 million of operating income for the year ended December 31, 2008 and $52 million of sales and $4 million of operating income for the year ended December 31, 2007.

On May 9, 2008, the Company sold the Electron Technologies Passive Microwave Devices (PMD) product line, which was within the Electronic Systems reportable segment, and recognized an after-tax gain of approximately $7 million (pre-tax gain of $12 million), which was recorded as a reduction of cost of sales for products in the Consolidated Statement of Operations. The net proceeds from the sale are included in investing activities on the Consolidated Statement of Cash Flows. The PMD product line generated $8 million of sales for the year ended December 31, 2008 and $23 million of sales for the year ended December 31, 2007.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.	Contracts in Process

The components of contracts in process are presented in the table below. The unbilled contract receivables, inventoried contract costs and unliquidated progress payments are principally related to contracts with the U.S. Government and prime contractors or subcontractors of the U.S. Government. Identifiable intangible assets related to contracts in process assumed by the Company in its business acquisitions and the underlying contractual customer relationships are separately recognized at the date of acquisition, and are discussed and presented in Note 7.

	December 31,
	2009	2008
	(in millions)

Unbilled contract receivables, gross	$2,373	$2,026
Less: unliquidated progress payments	(700)	(409)

Unbilled contract receivables, net	1,673	1,617

Inventoried contract costs, gross	819	754
Less: unliquidated progress payments	(115)	(104)

Inventoried contract costs, net	704	650

Total contracts in process	$2,377	$2,267

Unbilled Contract Receivables. Unbilled contract receivables represent accumulated incurred costs and earned profits on contracts (revenue arrangements), which have been recorded as sales, but have not yet been billed to customers. Unbilled contract receivables arise from the cost-to-cost method of revenue recognition that is used to record sales on certain fixed-price contracts. Unbilled contract receivables from fixed-price type contracts are converted to billed receivables when amounts are invoiced to customers according to contractual billing terms, which generally occur when deliveries or other performance milestones are completed. Unbilled contract receivables also arise from cost-plus type contracts and time-and-material type contracts, for revenue amounts that have not been billed by the end of the accounting period due to the timing of preparation of invoices to customers. The Company believes that approximately 95% of the unbilled contract receivables at December 31, 2009 will be billed and collected within one year.

Unliquidated Progress Payments. Unliquidated progress payments arise from fixed-price type contracts with the U.S. Government that contain progress payment clauses, and represent progress payments on invoices that have been collected in cash, but have not yet been liquidated. Progress payment invoices are billed to the customer as contract costs are incurred at an amount generally equal to 75% to 80% of incurred costs. Unliquidated progress payments are liquidated as deliveries or other contract performance milestones are completed, at an amount equal to a percentage of the contract sales price for the items delivered or work performed, based on a contractual liquidation rate. Therefore, unliquidated progress payments are a contra asset account, and are classified against unbilled contract receivables if revenue for the underlying contract is recorded using the cost-to-cost method, and against inventoried contract costs if revenue is recorded using the units-of-delivery method.

Inventoried Contract Costs. In accordance with contract accounting standards, the Company accounts for the portion of its G&A, IRAD and B&P costs that are allowable and reimbursable indirect contract costs under U.S. Government procurement regulations on its U.S. Government contracts (revenue arrangements) as inventoried contract costs. G&A, IRAD and B&P costs are allocated to contracts for which the U.S. Government is the end customer and are charged to costs of sales when sales on the related contracts are recognized. The Company’s unallowable portion of its G&A, IRAD and B&P costs for its U.S. Government contractor businesses are expensed as incurred and are not included in inventoried contract costs.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below presents a summary of G&A, IRAD and B&P costs included in inventoried contract costs and the changes to them, including amounts charged to cost of sales for U.S. Government contracts for the period presented.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Amounts included in inventoried contract costs at beginning of the year	$74	$68	$59
Add: Contract costs incurred(1)	1,309	1,272	1,150
Amounts included in acquired inventoried contract costs	—	6	—
Less: Amounts charged to cost of sales	(1,306)	(1,272)	(1,141)

Amounts included in inventoried contract costs at end of the year	$77	$74	$68

(1)	Incurred costs include IRAD and B&P costs of $317 million for 2009, $287 million for 2008 and $263 million for 2007.

The table below presents a summary of selling, general and administrative expenses and research and development expenses for the Company’s commercial businesses, which are expensed as incurred and not included in inventoried contracts costs.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Selling, general and administrative expenses	$247	$298	$273
Research and development expenses	62	78	86

Total	$309	$376	$359

6.	Inventories

Inventories at Lower of Cost or Market. The table below presents the components of inventories at cost (first-in, first-out or average cost), but not in excess of realizable value.

	December 31,
	2009	2008
	(in millions)

Raw materials, components and sub-assemblies	$85	$95
Work in process	118	121
Finished goods	36	43

Total	$239	$259

7.	Goodwill and Identifiable Intangible Assets

Goodwill. In accordance with the accounting standards for business combinations, the Company allocates the cost of business acquisitions to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition (commonly referred to as the purchase price allocation). As part of the purchase price allocations for the Company’s business acquisitions, identifiable intangible assets are recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. However, the Company does not recognize any intangible assets apart from goodwill for the assembled workforces of its business acquisitions. At

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2009, the Company had approximately 67,000 employees, and the substantial majority of the sales generated by the Company’s businesses are from the productive labor efforts of its employees, as compared to selling manufactured products or right-to-use technology.

Generally, the largest intangible assets from the businesses that the Company acquires are the assembled workforces, which includes the human capital of the management, administrative, marketing and business development, scientific, engineering and technical employees of the acquired businesses. The success of the Company’s businesses, including their ability to retain existing business (revenue arrangements) and to successfully compete for and win new business (revenue arrangements), is primarily dependent on the management, marketing and business development, contracting, engineering and technical skills and knowledge of its employees, rather than on productive capital (plant and equipment, and technology and intellectual property). Additionally, for a significant portion of its businesses, the Company’s ability to attract and retain employees who have U.S. Government security clearances, particularly those of top-secret and above, is critical to its success, and is often a prerequisite for retaining existing revenue arrangements and pursuing new ones. Generally, patents, trademarks and licenses are not material for the Company’s acquired businesses. Furthermore, the Company’s U.S. Government contracts (revenue arrangements) generally permit other companies to use the Company’s patents in most domestic work performed by such other companies for the U.S. Government. Therefore, because intangible assets for assembled workforces are part of goodwill in accordance with ASC 805, the substantial majority of the intangible assets for the Company’s business acquisitions is recognized as goodwill. Additionally, the value assigned to goodwill for the Company’s business acquisitions also includes the value that the Company expects to realize from cost reduction measures that it implements for its acquired businesses.

The table below presents the changes in goodwill allocated to the Company’s reportable segments.

		Government		Electronic	Consolidated
	C3ISR	Services	AM&M	Systems	Total
	(in millions)

Balance at December 31, 2007	$986	$2,264	$1,199	$3,716	$8,165
Business acquisitions	3	44	3	149	199
Completion of Internal Revenue Service (IRS) audits(1)	(42)	(12)	(44)	(43)	(141)
Sale of business	—	—	—	(11)	(11)
Foreign currency translation adjustments(2)	(51)	—	(54)	(78)	(183)
Segment reclassification(3)	(34)	17	17	—	—

Balance at December 31, 2008	$862	$2,313	$1,121	$3,733	$8,029
Business acquisitions	2	5	—	57	64
Foreign currency translation adjustments(4)	6	2	37	52	97

Balance at December 31, 2009	$870	$2,320	$1,158	$3,842	$8,190

(1)	For further discussion regarding the completion of IRS audits of L-3’s U.S. Federal income tax returns for 2004 and 2005, including income tax positions taken in connection with certain business acquisitions, see Note 17.

(2)	The decrease in goodwill in 2008 from foreign currency translation adjustments was due to the strengthening of the U.S. dollar during 2008 against the functional currencies of L-3’s foreign subsidiaries, primarily in Canada, Germany and the United Kingdom.

(3)	As a result of certain re-alignments in our management and organization structure as discussed in Note 2, goodwill was reclassified from the C3ISR reportable segment to the Government Services and AM&M reportable segments.

(4)	The increase in goodwill in 2009 from foreign currency translation adjustments was due to the weakening of the U.S. dollar during 2009 against the functional currencies of L-3 foreign subsidiaries, primarily in Canada.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For the year ended December 31, 2009, the increase of $64 million related to business acquisitions was comprised of (1) an increase of $56 million for a business acquisition completed during the year ended December 31, 2009, (2) an increase of $4 million primarily for earnouts related to certain business acquisitions completed prior to January 1, 2009, and (3) an increase of $4 million related to final purchase price determinations for certain business acquisitions completed prior to January 1, 2009.

For the year ended December 31, 2008, the increase of $199 million related to business acquisitions was comprised of (1) an increase of $187 million for business acquisitions completed and an additional ownership interest acquired during 2008, (2) an increase of $10 million for earnouts related to certain business acquisitions completed prior to January 1, 2008, and (3) an increase of $5 million primarily related to final purchase price determinations for certain business acquisitions completed prior to January 1, 2008. These increases were partially offset by a decrease of $3 million related to the completion of the final estimate of the fair value of assets acquired and liabilities assumed for certain business acquisitions completed prior to January 1, 2008.

Identifiable Intangible Assets. The most significant identifiable intangible asset that is separately recognized for the Company’s business acquisitions is customer contractual relationships. All of the Company’s customer relationships are established through written customer contracts (revenue arrangements). The fair value for customer contractual relationships is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows for working capital) arising from the follow-on sales on contract (revenue arrangement) renewals expected from the customer contractual relationships over their estimated lives, including the probability of expected future contract renewals and sales, less a contributory assets charge, all of which is discounted to present value.

Information on the Company’s identifiable intangible assets that are subject to amortization is presented in the table below.

	December 31, 2009				December 31, 2008
	Weighted
	Average	Gross		Net	Gross		Net
	Amortization	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Period	Amount	Amortization	Amount	Amount	Amortization	Amount
	(in years)	(in millions)

Customer contractual relationships	23	$515	$163	$352	$505	$124	$381
Technology	9	78	58	20	76	47	29
Other, primarily favorable leasehold interests	7	14	9	5	14	7	7

Total	22	$607	$230	$377	$595	$178	$417

Amortization expense recorded by the Company for its identifiable intangible assets is presented in the table below.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Amortization expense	$52	$45	$47

Based on gross carrying amounts at December 31, 2009, the Company’s estimate of amortization expense for identifiable intangible assets for the years ending December 31, 2010 through 2014 are presented in the table below.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year Ending December 31,
	2010	2011	2012	2013	2014
	(in millions)

Estimated amortization expense	$51	$46	$39	$30	$30

As of December 31, 2009 and December 31, 2008, the Company had approximately $1 million of indefinite-lived identifiable intangible assets.

8.	Other Current Liabilities and Other Liabilities

The table below presents the components of other current liabilities.

	December 31,
	2009	2008
	(in millions)

Other Current Liabilities:
Accruals for pending and threatened litigation (see Note 19)	$2	$4
Accrued product warranty costs	90	97
Accrued interest	76	66
Estimated costs in excess of estimated contract value to complete contracts in process in a loss position	74	58
Deferred revenues	28	25
Aggregate purchase price payable for acquired businesses	4	—
Other	89	101

Total other current liabilities	$363	$351

The table below presents the components of other liabilities.

	December 31,
	2009	2008
	(in millions)

Other Liabilities:
Non-current income taxes payable (see Note 17)	$232	$177
Deferred compensation	83	79
Accrued workers’ compensation	46	45
Notes payable and capital lease obligations	10	10
Accrued product warranty costs	9	5
Unfavorable lease obligations	6	8
Non-current portion of net deferred gains from terminated interest rate swap agreements	2	9
Other non-current liabilities	82	81

Total other liabilities	$470	$414

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9.	Property, Plant and Equipment

	December 31,
	2009	2008
	(in millions)

Land	$57	$55
Buildings and improvements	321	257
Machinery, equipment, furniture and fixtures	1,167	1,055
Leasehold improvements	253	272

Gross property, plant and equipment	1,798	1,639
Accumulated depreciation and amortization	(944)	(818)

Property, plant and equipment, net	$854	$821

10.	Debt

The components of long-term debt and reconciliation to the carrying amount of long-term debt are presented in the table below.

	December 31,
	2009	2008
	(in millions)

L-3 Communications:
Borrowings under Revolving Credit Facility(1)	$—	$—
Borrowings under Term Loan Facility maturing 2010(2)	—	650
5 1/5% Senior Notes due 2019	1,000	—
7 5/8% Senior Subordinated Notes due 2012	—	750
6 1/8% Senior Subordinated Notes due 2013	400	400
6 1/8% Senior Subordinated Notes due 2014	400	400
5 7/8% Senior Subordinated Notes due 2015	650	650
6 3/8% Senior Subordinated Notes due 2015	1,000	1,000

Subtotal	3,450	3,850

L-3 Holdings:
3% Convertible Contingent Debt Securities due 2035	700	700

Principal amount of long-term debt	4,150	4,550
Unamortized discounts	(38)	(57)

Carrying amount of long-term debt	$4,112	$4,493

(1)	At December 31, 2009, available borrowings under the Revolving Credit Facility were $968 million after reductions for outstanding letters of credit of $32 million.

(2)	The interest rate at December 31, 2008 was 2.70% and was based on the LIBOR rate (as defined in the credit agreement) plus a spread.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

L-3 Communications

On October 23, 2009, L-3 Communications replaced its $1 billion Senior Credit Facility with a new $1 billion three-year Revolving Credit Facility maturing on October 23, 2012. Borrowings under the new Revolving Credit Facility bear interest, at L-3 Communications’ option, at either (i) a “base rate” equal to the higher of (a) 0.50% per annum above the latest federal funds rate, (b) the Bank of America “prime rate” (as defined in the Revolving Credit Facility), and (c) 1.00% per annum above a “LIBOR rate” (as defined in the Revolving Credit Facility), plus a spread ranging from 1.25% to 3.00% per annum, or (ii) a “LIBOR rate” (as defined in the Revolving Credit Facility) plus a spread ranging from 2.25% to 4.00% per annum. The spread, in both cases, depends on L-3 Communications’ debt rating at the time of determination. L-3 Communications pays: (1) commitment fees calculated on the daily amounts of the available unused commitments at a rate ranging from 0.375% to 0.75% per annum, (2) letter of credit fees ranging from 1.50% to 2.67% per annum for performance and commercial letters of credit and (3) letter of credit fees ranging from 2.25% to 4.00% for financial letters of credit. The fee rate, in all cases, depends on L-3 Communications’ debt rating at the time of determination. The debt rating is based on the credit ratings as determined by Standard & Poor’s Rating Services, Moody’s Investors Service, Inc. and Fitch Ratings of L-3 Communications’ non-credit enhanced senior, unsecured long-term debt.

On October 2, 2009, L-3 Communications issued $1 billion in aggregate principal amount of 5.20% Senior Notes due October 15, 2019 (Senior Notes) at a discount of $4 million. The discount was recorded as a reduction to the principal amount of the notes and will be amortized as an interest expense over the term of the notes. The effective interest rate of the Senior Notes is 5.25%. Interest on the Senior Notes is payable semi-annually on April 15 and October 15 of each year, commencing on April 15, 2010. The net cash proceeds from this offering amounted to approximately $987 million after deducting the discounts, commissions and estimated expenses, and were used, together with cash on hand, to redeem L-3 Communications’ $750 million 7 5/8% Senior Subordinated Notes due in 2012 (2002 Notes) on November 2, 2009 and to repay L-3 Communications’ outstanding $650 million Term Loan on October 7, 2009. In connection with the redemption of the 2002 Notes, the Company recorded a debt retirement charge of approximately $10 million ($6 million after income tax). The Senior Notes are unsecured senior obligations of L-3 Communications. The Senior Notes may be redeemed at any time prior to their maturity at the option of L-3 Communications, in whole or in part, at a redemption price equal to the greater of: (1) 100% of the principal amount, or (2) the present value of the remaining principal and interest payments discounted to the date of redemption, on a semi-annual basis, at the Treasury Rate (as defined in the Indenture dated as of October 2, 2009 (the Senior Indenture)), plus 0.30%. Upon the occurrence of a change in control (as defined in the Senior Indenture), each holder of the notes will have the right to require L-3 Communications to repurchase all or any part of such holder’s notes at an offer price in cash equal to 101% of the aggregate principle amount plus accrued and unpaid interest and special interest (as defined in the Senior Indenture), if any, to the date of the purchase.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

L-3 Communications sold Senior Subordinated Notes from June 28, 2002 to July 29, 2005, which are included as components of long-term debt in the table above. The notes are general unsecured obligations of L-3 Communications and are subordinated in right of payment to all existing and future senior debt of L-3 Communications. The terms of each outstanding Senior Subordinated Note are presented in the table below.

				Net	Effective		Redemption
		Amount		Cash	Interest		Price % of
Note	Date of Issuance	Issued	Discount(1)	Proceeds	Rate	Call Date(2)	Principal(3)
		(in millions)

6 1/8% Senior Subordinated Notes due July 15, 2013	May 21, 2003	$400	$2	$391	6.170%	July 15, 2008	102.042%
6 1/8% Senior Subordinated Notes due January 15, 2014	December 22, 2003	$400	$7	$390	6.310%	January 15, 2009	102.042%
7/8% Senior Subordinated Notes due January 15, 2015	November 12, 2004	$650	$—	$639	5.875%	January 15, 2010	102.938%
6 3/8% Senior Subordinated Notes due October 15, 2015	July 29, 2005	$1,000	$9	$972	6.470%	October 15, 2010	103.188%

(1)	Discounts are recorded as a reduction to the principal amount of the notes and are amortized as interest expense over the term of the notes.

(2)	Notes are subject to redemption at any time, at the option of L-3 Communications, in whole or in part, on or after the call date.

(3)	Redemption prices (plus accrued and unpaid interest) include a premium on the principal amount (plus accrued and unpaid interest). The prices above represent the current redemption prices or the price during the 12-month period starting on the first allowable date of redemption, which decline annually to 100% of principal (plus accrued and unpaid interest) starting three years from the first allowable date of redemption, and thereafter.

L-3 Holdings

On July 29, 2005, L-3 Holdings sold $600 million of 3% Convertible Contingent Debt Securities (CODES) due August 1, 2035. Interest is payable semi-annually on February 1 and August 1 of each year. On August 4, 2005, L-3 Holdings sold an additional $100 million of CODES, pursuant to an over-allotment option exercised by the initial purchasers of the CODES. Effective January 1, 2009, the Company is separately accounting for the liability and equity (conversion option) components of the CODES in a manner that reflects the Company’s non-convertible debt borrowing rate when interest expense is realized in accordance with the provisions of the accounting standard for convertible debt. The effective interest rate of the CODES is 6.33%. Interest expense relates to both the contractual coupon interest and amortization of the discount on the liability components. Interest expense recognized was $42 million and $41 million for the years ended December 31, 2009 and December 31, 2008, respectively. The following table provides the carrying amount of the liability and equity (conversion option) of the Company’s CODES:

	December 31,	December 31,
	2009	2008
	(in millions)

Carrying amount of the equity component (conversion feature)	$64	$64
Unamortized discount of liability component being amortized through February 1, 2011	$24	$45
Net carrying amount of liability component	$676	$655

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The CODES are convertible into cash and shares of L-3 Holdings’ common stock based on a conversion rate of 9.9862 shares of L-3 Holdings common stock per one thousand dollars in principal amount of the CODES (equivalent to a conversion price of $100.14 per share) only under the following circumstances: (1) prior to August 1, 2033, on any date during any fiscal quarter (and only during such fiscal quarter) beginning after September 30, 2005, if the closing sales price of the common stock of L-3 Holdings is more than 120% of the then current conversion price (currently $120.17) for at least 20 trading days in the 30 consecutive trading-day period ending on the last trading day of the previous fiscal quarter; (2) on or after August, 1, 2033, at all times on or after any date on which the closing sale price of the common stock of L-3 Holdings is more than 120% of the then current conversion price (currently $120.17); (3) if we distribute to all holders of our common stock, rights or warrants (other than pursuant to a rights plan) entitling them to purchase, for a period of 45 calendar days or less, shares of L-3 Holdings’ common stock at a price less than the average closing sales price for the ten trading days preceding the declaration date for such distribution; (4) if we distribute to all holders of our common stock, cash and other assets, debt securities or rights to purchase L-3 Holdings’ securities (other than pursuant to a rights plan), which distribution has a per share value exceeding 10% of the closing sale price of L-3 Holdings common stock on the trading day preceding the declaration date for such distribution; (5) during the five consecutive business-day period following any five consecutive trading-day period in which the average trading price of the CODES was less than 98% of the average of the closing sale price of L-3 Holdings common stock during such five trading day period multiplied by the then current conversion rate; (6) during a specified period if the CODES have been called for redemption; or (7) during a specified period if a “fundamental change” (as such term is defined in the indenture governing the CODES) occurs. The conversion rate is subject to adjustments in certain circumstances set forth in the indenture governing the CODES. For the year ended December 31, 2009, the conversion feature of the CODES had no impact on diluted earnings per share (EPS) (see Note 16).

Upon conversion of the CODES, the settlement amount will be computed as follows: (1) if L-3 Holdings elects to satisfy the entire conversion obligation in cash, L-3 Holdings will deliver to the holder for each one thousand dollars in principal amount of the CODES converted cash in an amount equal to the conversion value; or (2) if L-3 Holdings elects to satisfy the conversion obligation in a combination of cash and common stock, L-3 Holdings will deliver to the holder for each one thousand dollars in principal amount of the CODES converted (x) cash in an amount equal to (i) the fixed dollar amount per one thousand dollars in principal amount of the CODES of the conversion obligation to be satisfied in cash specified in the notice regarding L-3 Holdings’ chosen method of settlement or, if lower, the conversion value, or (ii) the percentage of the conversion obligation to be satisfied in cash specified in the notice regarding L-3 Holdings chosen method of settlement multiplied by the conversion value, as the case may be (the “cash amount”); provided that in either case the cash amount shall in no event be less than the lesser of (a) the principal amount of the CODES converted and (b) the conversion value; and (y) a number of shares of common stock of L-3 Holdings for each of the 20 trading days in the conversion period equal to 1/20th of (i) the conversion rate then in effect minus (ii) the quotient of the cash amount divided by the closing price of common stock of L-3 Holdings for that day (plus cash in lieu of fractional shares, if applicable).

The CODES are senior unsecured obligations of L-3 Holdings and rank equal in right of payment with all existing and future senior indebtedness and senior to all future senior subordinated indebtedness of L-3 Holdings. The CODES are jointly and severally guaranteed on a senior subordinated basis by the existing and future domestic subsidiaries of L-3 Holdings that guarantee any other indebtedness of L-3 Holdings or any of its domestic subsidiaries.

At any time on or after February 1, 2011, the CODES are subject to redemption at the option of L-3 Holdings, in whole or in part, at a cash redemption price (plus accrued and unpaid interest, including contingent interest and additional interest, if any) equal to 100% of the principal amount of the CODES.

Holders of the CODES may require L-3 Holdings to repurchase the CODES, in whole or in part, on February 1, 2011, February 1, 2016, February 1, 2021, February 1, 2026 and February 1, 2031 at a cash repurchase price equal to 100% of the principal amount of the CODES (plus accrued and unpaid interest, including contingent interest and

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

additional interest, if any). In addition, holders of the CODES may require L-3 Holdings to repurchase the CODES at a repurchase price equal to 100% of the principal amount of the CODES (plus accrued and unpaid interest, including contingent interest and additional interest, if any) if a “fundamental change” occurs prior to maturity of the CODES.

Holders of the CODES have a right to receive contingent interest payments, which will be paid on the CODES during any six-month period commencing February 1, 2011 in which the trading price of the CODES for each of the five trading days ending on the second trading day preceding the first day of the applicable six-month interest period equals or exceeds 120% of the principal amount of the CODES. The contingent interest payable per one thousand dollars in principal amount of CODES will equal 0.25% of the average trading price of one thousand dollars in principal amount of CODES during the five trading days ending on the second trading day preceding the first day of the applicable six-month interest period. The contingent interest payment provision has been accounted for as an embedded derivative. The embedded derivative had an initial fair value of zero. The amount assigned to the embedded derivative will be adjusted periodically through other income (expense) for changes in its fair value, if any.

Guarantees

L-3 Communications

The borrowings under the Revolving Credit Facility are fully and unconditionally guaranteed by L-3 Holdings and by substantially all of the material wholly-owned domestic subsidiaries of L-3 Communications on an unsecured senior basis. The payment of principal and premium, if any, and interest on the Senior Notes are fully and unconditionally guaranteed, on an unsecured senior basis, jointly and severally, by L-3 Communications’ material wholly-owned domestic subsidiaries that guarantee any of its other indebtedness. The payment of principal and premium, if any, and interest on the Senior Subordinated Notes are fully and unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by L-3 Communications’ material wholly-owned domestic subsidiaries that guarantee any of its other indebtedness.

L-3 Holdings

The payment of principal and premium, if any, and interest on the CODES are fully and unconditionally guaranteed, on an unsecured senior subordinated basis, jointly and severally, by certain of L-3 Holdings’ wholly-owned domestic subsidiaries.

Subordination

The guarantees of the Revolving Credit Facility and the Senior Notes rank senior to the guarantees of the Senior Subordinated Notes and the CODES and pari passu with each other. The guarantees of the Senior Subordinated Notes and CODES rank pari passu with each other and are junior to the guarantees of the Revolving Credit Facility and Senior Notes.

Covenants

Financial and other restrictive covenants. The Revolving Credit Facility and Senior Subordinated Notes indentures contain financial and other restrictive covenants that limit, among other things, the ability of the subsidiaries of L-3 Communications to borrow additional funds, and the ability of L-3 Communications and its subsidiaries to incur liens, make investments, merge or consolidate, dispose of assets, pay dividends or repurchase its common stock. The Company’s Revolving Credit Facility contains covenants that require that (1) the Company’s consolidated leverage ratio be less than or equal to 4.0 to 1.0; (2) the Company’s consolidated interest coverage ratio

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

be greater than or equal to 3.0 to 1.0; and (3) the Company’s consolidated senior leverage ratio be less than or equal to 3.5 to 1.0, in each case, as of the end of any fiscal quarter. Calculations of the financial covenants are to exclude, among other things, certain items such as impairment losses on goodwill or other intangible assets, non-cash gains or losses from discontinued operations, gains or losses in connection with asset dispositions, and gains or losses with respect to judgments or settlements in connection with litigation matters. As of December 31, 2009, the Company was in compliance with its financial and other restrictive covenants.

The Senior Indenture contains covenants customary for investment grade notes, including covenants that restrict the ability of L-3 Communications and its wholly-owned domestic subsidiaries to create, incur, assume or permit to exist any lien, except permitted liens (as defined in the Senior Indenture) and restrict the ability of L-3 Communications and its subsidiaries to enter into certain sale and leaseback transactions (as defined in the Senior Indenture).

The Senior Subordinated Notes indentures contain covenants that restrict the ability of L-3 Communications to incur indebtedness and issue capital stock that matures or is redeemable 91 days or less after the maturity date of such series of notes, and the ability of its restricted subsidiaries to incur indebtedness or issue preferred stock, unless the Company’s fixed charge coverage ratio would have been at least 2.0 to 1.0 on a pro forma basis. The covenants are subject to several material exceptions, including an exception for indebtedness under the Company’s credit facilities up to a specified amount.

Restricted Payments. L-3 Holdings relies on dividends paid by L-3 Communications to generate the funds necessary to pay dividends on and repurchase its common stock. The Revolving Credit Facility contains provisions that limit the ability of L-3 Communications to pay dividends, repurchase L-3 Holdings’ common stock or other distributions with respect to any capital stock and make investments in L-3 Holdings. However, the Revolving Credit Facility permits L-3 Communications to:

•	fund payments of interest on indebtedness of L-3 Holdings and to fund payments of dividends on disqualified preferred stock issued by L-3 Holdings, so long as (1) any such indebtedness or disqualified preferred stock is guaranteed by L-3 Communications and (2) the proceeds received by L-3 Holdings from the issuance of such indebtedness or disqualified preferred stock have been invested by L-3 Holdings in L-3 Communications;

•	fund payments and prepayments of principal of indebtedness of L-3 Holdings and to fund optional and mandatory redemptions of disqualified preferred stock issued by L-3 Holdings, so long as (1) any such indebtedness or disqualified preferred stock is guaranteed by L-3 Communications and (2) the amount of such fundings does not exceed the sum of (a) the aggregate amount of investments made by L-3 Holdings in L-3 Communications with the proceeds from any issuance of indebtedness or disqualified preferred stock by L-3 Holdings that is guaranteed by L-3 Communications and (b) the amount of any premium, penalty, or accreted value payable in connection with such payment, prepayment or redemption;

•	pay other dividends on and make other redemptions of its equity interests (including for the benefit of L-3 Holdings) and make other investments in L-3 Holdings, so long as no default or event of default has occurred and is continuing, up to an aggregate amount of $2.0 billion, increased (or decreased) on a cumulative basis at the end of each quarter, commencing with the quarter ended December 31, 2009 by an amount equal to 50% of the consolidated net income (or deficit) of L-3 Communications for the quarter, plus (1) 100% of the proceeds from any issuance of capital stock (other than disqualified preferred stock) by L-3 Holdings after October 23, 2009, provided those proceeds were invested in L-3 Communications, plus (2) 100% of the proceeds from any issuance of indebtedness or disqualified preferred stock by L-3 Holdings after October 23, 2009 provided those proceeds were invested in L-3 Communications and the indebtedness or disqualified preferred stock is not

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

guaranteed by L-3 Communications, plus (3) 100% of the proceeds from any issuance of capital stock (other than disqualified preferred stock) by L-3 Communications after October 23, 2009.

Disqualified preferred stock discussed above is stock, other than common stock, that is not classified as a component of shareholders’ equity on the balance sheet. At December 31, 2009, L-3 Holdings and L-3 Communications did not have any disqualified preferred stock.

The Senior Subordinated Notes indentures contain provisions that limit the ability of L-3 Communications to pay dividends to L-3 Holdings and make investments in L-3 Holdings, subject to exceptions. Subject to certain limitations, the indentures permit L-3 Communications to make such restricted payments so long as it would be able to incur at least one dollar of additional indebtedness under the fixed charge coverage ratio test described above and meet other conditions.

Cross default provisions.  The Revolving Credit Facility contains cross default provisions that are triggered when a payment default occurs or certain other defaults occur that would allow the acceleration of indebtedness, swap contracts or guarantees of L-3 Holdings, L-3 Communications or its subsidiaries, so long as the aggregate amount of such indebtedness, swap contracts or guarantees is at least $50 million and such defaults (other than payment defaults and defaults that have resulted in acceleration) have not been cured within 10 days. The Senior Subordinated Notes indentures contain cross acceleration provisions that are triggered when holders of the indebtedness of L-3 Holdings, L-3 Communications or their restricted subsidiaries (or the payment of which is guaranteed by such entities) accelerate at least $10 million in aggregate principal amount of those obligations. The Senior Notes indenture contains a cross acceleration provision that is triggered when a default or acceleration occurs under any indenture or instrument of L-3 Communications or its subsidiaries or the payment of which is guaranteed by L-3 Communications or its subsidiaries in an aggregate amount of at least $100 million.

11.	Equity

In October 2008, L-3 Holdings completed its previously announced $750 million share repurchase program, which was approved by its Board of Directors on December 11, 2007. On November 24, 2008, L-3 Holdings’ Board of Directors approved a new share repurchase program that authorizes L-3 Holdings to repurchase up to an additional $1 billion of its outstanding shares of common stock through December 31, 2010. Repurchases are made from time to time at management’s discretion in accordance with applicable federal securities laws. All share repurchases of L-3 Holdings common stock have been recorded as treasury shares. At December 31, 2009, the remaining dollar value under the share repurchase program was $426 million.

From January 1, 2010 through February 25, 2010, L-3 Holdings had repurchased 776,567 shares of its common stock at an average price of $86.81 per share for an aggregate amount of approximately $67 million.

12.	Fair Value Measurements

The Company applies the accounting standards for fair value measurements to all of the Company’s assets and liabilities that are measured and recorded at fair value. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants. The standards establish a fair value hierarchy that gives the highest priority to observable inputs and the lowest priority to unobservable inputs.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the fair value hierarchy level for each of the Company’s assets and liabilities that are measured at fair value on a recurring basis.

	December 31,
	2009			2008
Description	Level 1(1)	Level 2(2)	Level 3(3)	Level 1(1)	Level 2(2)	Level 3(3)
	(in millions)

Assets
Cash equivalents	$891	$—	$—	$794	$—	$—
Derivatives (Foreign Currency Forward Contracts)	—	16	—	—	22	—

Total Assets	$891	$16	$—	$794	$22	$—

Liabilities
Derivatives (Foreign Currency Forward Contracts)	$—	$10	$—	$—	$21	$—

(1)	Level 1 is based on quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

(2)	Level 2 is based on pricing inputs other than quoted prices in active markets, which are either directly or indirectly observable. The fair value is determined using a valuation model based on observable market inputs, including quoted foreign currency forward exchange rates and consideration of non-performance risk.

(3)	Level 3 is based on pricing inputs that are not observable and not corroborated by market data. The Company has no Level 3 assets or liabilities.

13.	Financial Instruments

At December 31, 2009 and 2008, the Company’s financial instruments consisted primarily of cash and cash equivalents, billed receivables, trade accounts payable, Senior Notes, Senior Subordinated Notes, CODES and foreign currency forward contracts. The carrying amounts of cash and cash equivalents, billed receivables and trade accounts payable are representative of their respective fair values because of the short-term maturities or expected settlement dates of these instruments. The fair value of the Senior Notes and CODES are based on quoted prices for the same or similar debt issues. The Senior Subordinated Notes are registered, unlisted public debt traded in the over-the-counter market and their fair values are based on quoted trading activity. The fair values of foreign currency forward contracts are based on forward exchange rates. The carrying amounts and estimated fair values of the Company’s financial instruments are presented in the table below.

	December 31, 2009		December 31, 2008
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
		(in millions)

Borrowings under the Term Loan Facility	$—	$—	$650	$608
Senior Notes	996	995	—	—
Senior Subordinated Notes	2,440	2,461	3,188	2,916
CODES	676	736	655	697
Foreign currency forward contracts(1)	6	6	1	1

(1)	See Note 14 for additional disclosures regarding the notional amounts and fair values of foreign currency forward contracts.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

14.	Derivative Financial Instruments

Notional amounts are used to measure the volume of foreign currency forward contracts and do not represent exposure to foreign currency losses. The table below presents the notional amounts of the Company’s outstanding foreign currency forward contracts by currency as of December 31, 2009:

Currency	Notional Amount
(in millions)

U.S. dollar	$112
Canadian dollar	98
British pound	95
Euro	39
Other	8

Total	$352

At December 31, 2009, the Company’s foreign currency forward contracts had maturities through 2016. The table below presents the fair values and the location of the Company’s derivative instruments in the Consolidated Balance Sheet as of December 31, 2009.

	Fair Values of Derivative Instruments(1)
	Other		Other
	Current	Other	Current	Other
	Assets	Assets	Liabilities	Liabilities
		(in millions)

Derivatives designated as hedging instruments:
Foreign currency forward contracts	$6	$7	$4	$2
Derivatives not designated as hedging instruments:
Foreign currency forward contracts	2	1	3	1
Embedded derivative related to the CODES	—	—	—	—

Total derivative instruments	$8	$8	$7	$3

(1)	See Note 12 for a description of the fair value hierarchy related to the Company’s foreign currency forward contracts.

The effect of gains or losses from foreign currency forward contracts was not material to the Consolidated Statement of Operations for the year ended December 31, 2009. The estimated net amount of existing gains at December 31, 2009 that is expected to be reclassified into income within the next 12 months is $2 million.

15.	Accumulated Other Comprehensive (Loss) Income
The changes in the accumulated other comprehensive (loss) income balances, net of related tax effects are presented in the table below:

			Unrecognized	Total
		Unrealized	gains	accumulated
	Foreign	gains (losses)	(losses) and	other
	currency	on hedging	prior service	comprehensive
	translation	instruments	cost, net	(loss) income
		(in millions)

Balance at December 31, 2006	$125	$(5)	$(169)	$(49)
Measurement date change for retirement benefit plans	—	—	39	39
Period change	135	4	24	163

Balance at December 31, 2007	260	(1)	(106)	153
Period change	(222)	6	(269)	(485)

Balance at December 31, 2008	38	5	(375)	(332)
Period change	117	—	49	166

Balance at December 31, 2009	$155	$5	$(326)	$(166)

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16.	L-3 Holdings’ Earnings Per Share

A reconciliation of basic and diluted EPS is presented in the table below.

	Year Ended December 31,
	2009	2008	2007
	(in millions, except per share data)

Reconciliation of net income:
Income from continuing operations	$911	$929	$754
Net income attributable to noncontrolling interests	(10)	(11)	(9)
Net income allocable to participating securities	(8)	(9)	(5)

Income from continuing operations allocable to L-3 Holdings	893	909	740
Gain on sale of a business, net of income taxes	—	20	—

Net income allocable to L-3 Holdings	$893	$929	$740

Earnings per share allocable to L-3 Holdings’ common shareholders:
Basic:
Weighted average common shares outstanding	116.8	121.2	124.9

Basic earnings per share:
Income from continuing operations	$7.65	$7.50	$5.92
Gain on sale of a business, net of income taxes	—	0.17	—

Net income	$7.65	$7.67	$5.92

Diluted:
Common and potential common shares:
Weighted average common shares outstanding	116.8	121.2	124.9
Assumed exercise of stock options	3.5	4.1	5.0
Unvested restricted stock awards	0.4	—	—
Employee stock purchase plan contributions	0.4	0.4	0.4
Performance unit awards	—	—	—
Assumed purchase of common shares for treasury	(3.7)	(3.5)	(4.2)
Assumed conversion of the CODES	— (1)	0.2	0.1

Common and potential common shares	117.4	122.4	126.2

Diluted earnings per share:
Income from continuing operations	$7.61	$7.43	$5.86
Gain on sale of a business, net of income taxes	—	0.16	—

Net income	$7.61	$7.59	$5.86

(1)	L-3 Holdings’ CODES had no impact on diluted EPS for the year ended December 31, 2009 because the average market price of L-3 Holdings common stock during this period was less than the price at which the CODES would have been convertible into L-3 Holdings common stock. As of December 31, 2009, the conversion price was $100.14.

Excluded from the computations of diluted EPS are shares related to stock options, restricted stock, and restricted stock units underlying employee stock-based compensation of 3.0 million for the year ended

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

December 31, 2009, 2.3 million for the year ended December 31, 2008 and 1.6 million for the year ended December 31, 2007, because they were anti-dilutive.

Diluted EPS for the year ended December 31, 2008 included (1) a gain of $0.66 per share for the reversal of a current liability as a result of a June 27, 2008 decision by the U.S. Court of Appeals which vacated an adverse 2006 jury verdict and related accrued interest, (2) a gain of $0.06 per share for the sale of a product line (see Note 4), and (3) a non-cash impairment charge of $0.14 per share related to a write-down of capitalized software development costs associated with a general aviation product.

17.	Income Taxes

Income before income taxes is summarized in the table below.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Domestic	$1,210	$1,272	$1,003
Foreign	176	151	162

Income from continuing operations before income taxes	$1,386	$1,423	$1,165

The components of the Company’s current and deferred portions of the provision for income taxes are presented in the table below.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Current income tax provision:
Federal	$304	$244	$228
State and local	58	47	43
Foreign	39	50	34

Subtotal	401	341	305

Deferred income tax provision (benefit):
Federal	60	137	82
State and local	5	23	13
Foreign	9	(7)	11

Subtotal	74	153	106

Total provision for income taxes	$475	$494	$411

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A reconciliation of the statutory federal income tax rate to the effective income tax rate of the Company is presented in the table below.

	Year Ended December 31,
	2009	2008	2007

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	3.1	3.1	3.1
Foreign income taxes	(0.5)	(1.1)	(1.3)
Manufacturing benefits	(0.8)	(0.9)	(0.7)
Research and experimentation and other tax credits	(1.3)	(1.0)	(0.9)
Resolution of tax contingencies	(1.9)	(1.2)	(1.0)
Other, net	0.7	0.8	1.1

Effective income tax rate	34.3%	34.7%	35.3%

The significant components of the Company’s net deferred tax assets and liabilities are presented in the table below.

	December 31,
	2009	2008
	(in millions)

Deferred tax assets:
Inventoried costs	$12	$3
Compensation and benefits	137	69
Pension and postretirement benefits	290	293
Income recognition on contracts in process	—	90
Loss carryforwards	21	15
Tax credit carryforwards	14	10
Other	132	107

Gross deferred tax assets	606	587

Deferred tax liabilities:
Goodwill and other intangible assets	$538	$439
Income recognition on contracts in process	17	—
Property, plant and equipment	58	41
Other	15	19

Gross deferred tax liabilities	628	499

Valuation allowance	3	4

Net deferred tax (liabilities) assets	$(25)	$84

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents the classification of the Company’s deferred tax assets and liabilities.

	December 31,
	2009	2008
	(in millions)

Current deferred tax assets	$247	$211
Non-current deferred tax liabilities	(272)	(127)

Total net deferred tax (liabilities) assets	$(25)	$84

At December 31, 2009, the Company’s loss carryforwards included $3 million of U.S. Federal net operating losses that are subject to certain limitations and will expire, if unused, between 2023 and 2028, and approximately $118 million of state net operating losses that will expire, if unused, between 2010 and 2029. The Company also has $9 million of tax credit carryforwards related to state research and experimentation credits and investment tax credits that will expire, if unused, beginning in 2012. The Company believes that it will generate sufficient taxable income, of the appropriate character, to fully utilize all the U.S. Federal net operating losses, $112 million of the state net operating losses and all the state credit carryforwards before they expire. The Company previously had a valuation allowance against its U.S. Federal capital loss carryforward from the 2005 acquisition of The Titan Corporation (Titan). The Company utilized these capital loss carryforwards in 2008 and reversed the related $5 million valuation allowance as a reduction to goodwill.

As of December 31, 2009, the total amount of unrecognized tax benefits was $219 million, $125 million of which would reduce the effective income tax rate, if recognized. A reconciliation of the change in unrecognized income tax benefits, excluding interest and penalties, is presented in the table below.

	2009	2008	2007
	(in millions)

Balance at January 1	$171	$253	$302
Additions for tax positions related to the current year	17	10	10
Additions for tax positions related to prior years	64	14	1
Reductions for tax positions related to prior years	—	(87)	(24)
Reductions for tax positions related to settlements with taxing authorities	(2)	(19)	(31)
Reduction for tax positions related to prior years as a result of a lapse of statute of limitations	(31)	—	(5)

Balance at December 31	$219	$171	$253

The U.S. Federal income tax jurisdiction is the Company’s major tax jurisdiction. The statute of limitations for the Company’s U.S. Federal income tax returns for the years ended December 31, 2006 through 2008 is open as of December 31, 2009. The Internal Revenue Service (IRS) began its audit of the Company’s 2006 and 2007 U.S. Federal income tax returns in April 2009. In addition, the Company has numerous state and foreign income tax audits currently in process. As of December 31, 2009, the Company anticipates that unrecognized tax benefits will decrease by approximately $55 million over the next 12 months.

In 2009, the statute of limitations for the 2004 and 2005 U.S. Federal income tax returns of the Company, certain foreign income tax returns and certain returns of its acquired subsidiaries expired. As a result, the Company reduced its income tax provision by $31 million for the reversal of previously accrued amounts.

In December 2008, the Company reached an agreement with the IRS relating to the audit of its 2004 and 2005 U.S. Federal income tax returns. The Company also settled numerous state and local income tax audits during 2008.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As a result of these settlements, the Company reduced its provision for income tax by approximately $27 million in 2008 for the reversal of previously accrued amounts, including interest. In addition, the Company finalized the deferred tax assets acquired in various business acquisitions, resulting in the Company increasing its deferred tax assets by $98 million, reducing its current and non-current tax liabilities by $38 million and reducing its goodwill by $136 million.

In March 2007, the IRS completed a limited scope audit of certain income tax positions taken by the Company on its U.S. Federal income tax returns in connection with two business acquisition transactions that resulted in the Company paying additional U.S. Federal income taxes of $7 million. The additional income tax payment was previously accrued as a liability and does not affect the effective income tax rate for 2007. In addition, the statute of limitations for the Company’s 2002 U.S. Federal income tax return expired in April 2007 and for its 2003 U.S. Federal income tax return expired in September 2007. As a result, the Company reduced its provision for income taxes by approximately $7 million during the second quarter of 2007 and $5 million during the third quarter of 2007 for the reversal of previously accrued amounts, primarily interest.

In August 2007 the IRS completed its audit of the pre-acquisition U.S. Federal income tax returns of Titan for the 2002 and 2003 tax years (the Company acquired Titan on July 29, 2005). As a result of the completion of the Titan audits, the Company reduced unrecognized income tax benefits by $47 million, which did not impact the Company’s effective income tax rate. Of the $47 million, $25 million of net operating loss carryforwards were disallowed on audit, and the remaining $22 million of allowed losses were recorded as a reduction to goodwill.

As of December 31, 2009 and 2008, current and non-current income taxes payable include accrued interest of $23 million ($14 million after income taxes) and $18 million ($11 million after income taxes), respectively, and penalties of $9 million and $7 million, respectively. The Company’s income tax expense included an expense (benefit) of $3 million, $(2) million and $1 million for interest related items in the years ended December 31, 2009, 2008 and 2007, respectively.

18.	Stock-Based Compensation

Stock-based Compensation Plans. Effective April 29, 2008, the Company adopted the 2008 Long Term Performance Plan (2008 LTPP) and the 2008 Directors Stock Incentive Plan (2008 DSIP). As a result, no subsequent awards in respect of shares of L-3 Holdings common stock have been or will be issued under the Company’s 1997 Stock Option Plan, the 1998 Directors Stock Option Plan and the 1999 Long Term Performance Plan (Prior Plans).

Awards under the 2008 LTPP may be granted to any officer or employee of the Company or any of its subsidiaries, or to any other individual who provides services to or on behalf of the Company or any of its subsidiaries. Awards under the 2008 LTPP may be in the form of stock options, stock appreciation rights, restricted stock and other stock-based awards (including restricted stock units and performance units). Awards under the 2008 DSIP may be granted only to non-employee directors of the Company. Awards under the 2008 DSIP may be in the form of stock options, restricted stock, restricted stock units and minimum ownership stock. The 2008 LTPP and the 2008 DSIP are collectively referred to as the 2008 Plans.

Under the terms of the 2008 LTPP, (i) the maximum number of shares of L-3 Holdings’ common stock that may be issued pursuant to “full value” awards (i.e., all awards other than stock options and stock appreciation rights) is 2,500,000, (ii) the maximum number of shares of L-3 Holdings’ common stock that may be issued pursuant to “incentive” stock option awards (i.e., stock options granted in accordance with Section 422 of the U.S. Internal Revenue Code of 1986, as amended) is 3,000,000, (iii) the maximum number of shares of L-3 Holdings’ common stock that may be issued (or paid in cash by reference to such shares) pursuant to all awards granted during a calendar year to any individual participant is 500,000 and (iv) the maximum number of shares of L-3 Holdings’ common stock that may be issued (or paid in cash by reference to such shares) to any participant over the life of the

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2008 LTPP with respect to performance-based awards may not exceed 5% of L-3 Holdings’ total outstanding shares of common stock.

At December 31, 2009, the number of shares of L-3 Holdings’ common stock authorized for grant under the 2008 Plans was 5.3 million, of which 2.5 million shares were still available for awards.

To date, awards under the 2008 Plans and Prior Plans (collectively, the Plans) have been in the form of L-3 Holdings’ restricted stock, restricted stock units, performance units and options to purchase L-3 Holdings’ common stock. The Company adopted the Plans in order to provide incentives to directors, officers, employees and other individuals providing services to or on behalf of the Company and its subsidiaries. The Company believes that its stock-based compensation awards encourage high levels of performance by individuals who contribute to the success of the Company and enable the Company to attract, retain and reward talented and experienced individuals. This is accomplished by providing eligible individuals with an opportunity to obtain or increase a proprietary interest in the Company and/or by providing eligible individuals with additional incentives to join or remain with the Company. The Plans serve to better align the interests of management and its employees with those of the Company’s shareholders.

Stock Options. The exercise price of stock options that may be granted under the 2008 Plans may not be less than the fair market value of L-3 Holdings’ common stock on the date of grant. Options expire after 10 years from the date of grant and vest ratably over a three year period on the annual anniversary of the date of grant. All unvested options are subject to forfeiture upon termination of employment (subject to customary exceptions for death or disability). Compensation expense for stock option awards was $16 million ($10 million after income taxes) for the year ended December 31, 2009, $17 million ($10 million after income taxes) for the year ended December 31, 2008, and $20 million ($12 million after income taxes) for the year ended December 31, 2007. All of the stock option awards issued under the Plans are non-qualified stock options for U.S. income tax regulations. The table below presents a summary of the Company’s stock option activity as of December 31, 2009 and changes during the year then ended.

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Term	Value
	(in thousands)		(in years)	(in millions)

Number of shares under option
Outstanding at January 1, 2009	5,158.3	$72.12	6.7	$45

Options granted	681.3	73.61
Options exercised	(466.2)	52.27
Options forfeited	(139.5)	87.00

Outstanding at December 31, 2009	5,233.9	$73.68	6.3	$83

Vested and expected to vest at December 31, 2009(1)	5,038.0	$73.32	6.3	$81

Exercisable at December 31, 2009	3,887.1	$69.59	5.4	$74

(1)	Represents outstanding options reduced by expected forfeitures for options not fully vested.

The weighted average grant date fair value of each stock option awarded was $14.67, $18.65, and $22.24 for the years ended December 31, 2009, 2008 and 2007, respectively. The aggregate intrinsic value, disclosed in the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

table above, represents the difference between L-3 Holding’s closing stock price on the last trading day for the period, and the exercise price, multiplied by the number of in-the-money stock options.

The total intrinsic value of stock options exercised, based on the difference between the L-3 Holdings stock price at the time of exercise and the related exercise price, was $12 million, $35 million, and $66 million for the years ended December 31, 2009, 2008 and 2007, respectively. At December 31, 2009, unrecognized compensation costs related to stock options was $17 million ($10 million after income taxes), which is expected to be recognized over a weighted average remaining period of 2.0 years.

The actual income tax benefit realized related to compensation deductions arising from the exercise of stock options by the Company’s employees totaled $5 million, $13 million, and $25 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Option Fair Value Estimation Assumptions. The Company estimates the fair value of its stock options at the date of grant using the Black-Scholes option-pricing valuation model. The Company’s valuation model is affected by L-3 Holdings’ stock price as well as weighted average assumptions for a number of subjective variables described below.

•	Expected Holding Period. The expected holding period of stock options granted represents the period of time that stock options granted are expected to be outstanding until they are exercised. The Company uses historical stock option exercise data to estimate the expected holding period.

•	Expected Volatility. Expected volatility is based on L-3 Holdings’ historical share price volatility matching the expected holding period.

•	Expected Dividend Yield. Expected dividend yield is based on L-3 Holdings’ anticipated dividend payments and historical pattern of dividend increases over the expected holding period.

•	Risk-Free Interest Rate. The risk-free interest rates for stock options are based on U.S. Treasuries for a maturity matching the expected holding period.

Changes in assumptions can materially impact the estimated fair value of stock options. The weighted average assumptions used in the valuation model are presented in the table below.

	2009	2008	2007
	Grants	Grants	Grants

Expected holding period (in years)	4.6	4.7	4.5
Expected volatility	26.2%	20.2%	20.5%
Expected dividend yield	2.4%	1.6%	1.3%
Risk-free interest rate	2.5%	3.2%	4.6%

Restricted Stock Units. The Company awards restricted stock units that automatically convert into shares of L-3 Holdings’ common stock upon vesting (in the case of awards granted to employees) or upon the date on which the recipient ceases to be a director (in the case of awards granted to directors). These awards are subject to forfeiture until certain restrictions have lapsed, including a three year cliff vesting period for employees and a one year cliff vesting period for directors, in each case starting on the date of grant. The weighted average grant date fair value of each restricted stock unit awarded was $74.02, $98.18 and $96.15 for the years ended December 31, 2009, 2008 and 2007, respectively. The grant date fair value of the restricted stock unit awards is based on L-3 Holdings’ closing stock price at the date of grant, and will generally be recognized as compensation expense on a straight-line basis over the vesting period. However, for employees who attain retirement eligibility status prior to the end of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

three year cliff vesting period, and who have provided at least one year of service after the date of grant, compensation expense is recognized over the shorter period from the date of grant to the retirement eligibility date. Retirement eligible employees are those employees that have attained the age of 65 and have completed at least five years of service (which service must be continuous through the date of termination except for a single break in service that does not exceed one year in length).

Compensation expense for all restricted stock unit awards was $42 million ($25 million after income taxes) for the year ended December 31, 2009, $32 million ($19 million after income taxes) for the year ended December 31, 2008, and $21 million ($13 million after income taxes) for the year ended December 31, 2007. The table below presents a summary of the Company’s nonvested restricted stock unit awards as of December 31, 2009 and changes during the year then ended.

		Weighted
		Average
	Number of	Grant Date
	Shares	Fair Value
	(in thousands)

Nonvested balance at January 1, 2009	1,288.9	$91.88
Granted	822.2	74.02
Vested	(305.6)	75.56
Forfeited	(98.3)	90.20

Nonvested balance at December 31, 2009	1,707.2	$86.30

As of December 31, 2009, total unrecognized compensation costs related to nonvested restricted stock unit awards were $67 million ($41 million after income taxes) and are expected to be recognized over a weighted average remaining period of 2.1 years. The total fair value of restricted stock unit awards vested during the years ended December 31, 2009, 2008 and 2007 as of their vesting dates was $23 million, $20 million and $6 million, respectively.

Performance Units. The Company’s Long-Term Incentive Program (LTIP) is a multi-year performance program under which each participant receives a target award of performance units, with each unit having a value at the time of grant equal to a share of L-3 Holdings’ common stock. The number of units ultimately earned can range from zero to 200% of the target award. The final value of each award will vary based upon (1) the level of performance achieved by the Company over the associated performance period in relation to pre-determined performance goals established by the Compensation Committee and (2) the closing price of L-3 Holdings’ common stock at the end of the performance period. Units issued under the program are payable in either cash or shares of L-3 Holdings’ common stock as determined at the time of grant by the Compensation Committee.

In 2009, 2008, and 2007, the Company awarded performance units with a weighted average grant date fair value per unit of $87.18, $103.10, and $108.63, respectively. Of these units, (1) the final value of half of the units is contingent upon the compound annual growth rate in L-3’s diluted earnings per share (the EPS Element) and (2) the final value of half of the units is contingent upon L-3’s total stockholder return relative to a peer group of companies (the TSR Element). The performance period for units awarded during 2009, 2008 and 2007 begins on the first day of the Company’s fiscal third quarter of the applicable grant year and ends on the December 31 that is two and a half years later. Units related to the EPS Element are payable in shares of L-3 Holdings’ common stock, while units related to the TSR Element are payable in cash based on the closing price of L-3 Holdings’ common stock at the end of the performance period. The total compensation expense recognized under the LTIP for the years ended December 31, 2009, 2008, and 2007 was $9 million ($5 million after income taxes), $4 million ($2 million after income taxes), and $1 million ($1 million after income taxes), respectively. As of December 31, 2009, total

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

unrecognized compensation costs related to the performance units were $9 million ($6 million after income taxes) and are expected to be recognized over a weighted average remaining period of 1.7 years.

The table below presents a summary of the Company’s performance unit awards based on expected performance as of December 31, 2009 and changes during the year then ended.

	Payable in Cash (TSR)		Payable in Shares (EPS)
		Weighted Average		Weighted Average
	Number of	Grant Date	Number of	Grant Date
	Units	Fair Value	Units	Fair Value
	(in thousands)		(in thousands)

Outstanding at January 1, 2009	64.3	$113.39	70.5	$98.24
Granted	39.9	100.75	39.9	73.61
Increase due to expected performance	26.7	107.71	16.8	96.80
Vested	(38.9)	117.68	(43.2)	99.58
Forfeited	(1.0)	108.51	(1.1)	88.90

Outstanding at December 31, 2009	91.0	$104.44	82.9	$85.51

The performance period for the units awarded in 2007 ended on December 31, 2009. Based on the EPS element and TSR element achieved during the performance period, total performance units of 82,131 having a fair market value of $7 million as of their vesting date were earned by the LTIP participants on December 31, 2009.

Performance Units Fair Value Assumptions. The TSR element is initially measured at fair value and subsequently remeasured each reporting period using a Monte Carlo valuation model that incorporates current assumptions, including L-3 Holdings’ stock price and the variables described below.

•	Expected Volatility. Expected volatility is based on L-3 Holdings’ historical share price volatility matching the remaining measurement period.

•	Expected Dividend Yield. Expected dividend yield is based on L-3 Holdings’ anticipated dividend payments and historical pattern of dividend increases over the remaining measurement period.

•	Risk-Free Interest Rate. Risk-free interest rates for the performance units are based on U.S. Treasuries for a maturity matching the remaining measurement period.

Changes in assumptions can materially impact the estimated fair value of the TSR element from period to period. The weighted average assumptions used in the valuation model as of December 31, 2009 are presented in the table below.

	2009	2008
	Grants	Grants

Expected volatility	31.6%	26.5%
Expected dividend yield	1.6%	1.6%
Risk-free interest rate	1.1%	0.5%

Employee Stock Purchase Plan. Effective July 1, 2009, the Company adopted the 2009 Employee Stock Purchase Plan (2009 ESPP). As a result, no subsequent options to purchase shares of L-3 Holdings’ common stock have been or will be granted under the Company’s prior employee stock purchase plan (2001 ESPP).

The general terms of the 2009 ESPP are substantially identical to those of the 2001 ESPP. Under the 2009 ESPP, eligible employees are offered options to purchase shares of L-3 Holdings’ common stock at 85% of fair

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AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

market value based on the average of the highest and lowest sales prices for the stock on the last day of each six-month offering period. Eligible employees generally include all employees of the Company and each subsidiary or affiliate of the Company that has been designated to participate in the 2009 ESPP. Offering periods begin on the first trading day in January and July of each calendar year and end on the last trading day in June and December of each calendar year. Share purchases are funded through payroll deductions of up to 10% of an employee’s eligible compensation for each payroll period, or $21,250 each calendar year.

After adjustment for the shares issued under the 2001 ESPP, the 2009 ESPP authorizes L-3 Holdings to issue up to 7.4 million shares, all of which were available for future issuance as of December 31, 2009 (i.e., excluding the effect of shares issued in January 2010 as described below). In July 2009, the Company issued 0.6 million shares under the 2001 ESPP at an average price of $58.92 per share, which covered employee contributions for the six months ended June 30, 2009. In January 2010, the Company issued 0.5 million shares under the 2009 ESPP at an average price of $74.83 per share, which covered employee contributions for the six months ended December 31, 2009. For both years ended December 31, 2009 and 2008, the Company recognized $12 million ($10 million after income taxes) in compensation expense related to the discount for L-3 Holdings’ common stock purchases under the 2001 ESPP and 2009 ESPP.

19.	Commitments and Contingencies

Non-Cancelable Operating Leases

The Company leases certain facilities and equipment under agreements expiring at various dates through 2028. Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases. No lease agreement imposes a restriction on the Company’s ability to pay dividends, engage in debt or equity financing transactions, or enter into further lease agreements.

The following table presents future minimum payments under non-cancelable operating leases with initial or remaining terms in excess of one year at December 31, 2009.

	Real Estate	Equipment	Total
	(in millions)

2010	$151	$23	$174
2011	147	16	163
2012	100	12	112
2013	77	7	84
2014	67	6	73
Thereafter	166	23	189

Total minimum payments required	708	87	795
Less: Sublease rentals under non-cancelable leases	25	—	25

Net minimum payments required	$683	$87	$770

Rent expense, net of sublease income, was $170 million for 2009, $166 million for 2008 and $162 million for 2007.

Letters of Credit

The Company enters into standby letters of credit with financial institutions covering performance and financial guarantees pursuant to contractual arrangements with certain customers. The Company had total

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AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

outstanding letters of credit aggregating to $360 million, of which, $32 million reduces the amount available to the Company under the Revolving Credit Facility at December 31, 2009, and $372 million, of which, $60 million reduced the amount of available borrowings under the revolving credit facility at December 31, 2008. These letters of credit may be drawn upon in the event of the Company’s nonperformance.

Guarantees

The Company, from time to time, enters into contractual guarantees that arise in connection with its business acquisitions, dispositions, and other contractual arrangements in the normal course of business.

In connection with the Company’s acquisition of MAPPS in 2005, the Company acquired a 47.5% interest in FAST Holdings Limited (FAST), a joint venture corporation. FAST has been contracted to provide and operate training facilities and equipment for the United Kingdom’s Astute Class Submarine Training Service program. The Company has guaranteed 50% of certain bank debt borrowed by FAST to finance its activities on this program. At December 31, 2009, the Company’s guarantee amounted to $46 million. The Company will be released from the guarantee upon customer acceptance of all contract deliverables, which is expected to occur no later than 2010.

The Company has two existing real estate lease agreements, which include residual guarantee amounts, expiring on August 31, 2010 and are accounted for as operating leases. On or before the lease expiration date, the Company can exercise options under the lease agreements to either renew the leases, purchase both properties for $28 million, or sell both properties on behalf of the lessor (the “Sale Option”). If the Company elects the Sale Option, the Company must pay the lessor a residual guarantee amount of $23 million for both properties, on or before the lease expiration date. In addition, at the time both properties are sold, the Company must pay the lessor a supplemental rent payment equal to the gross sales proceeds in excess of the residual guarantee, provided that such amount shall not exceed $5 million. For these real estate lease agreements, if the gross sales proceeds are less than the sum of the residual guarantee amount and the supplemental rent payment, the Company is required to pay a supplemental rent payment to the extent the reduction in the fair value of the properties is demonstrated by an independent appraisal to have been caused by the Company’s failure to properly maintain the properties. The aggregate residual guarantee amounts equal $23 million and are included in the future minimum payments under non-cancelable real estate operating lease payments relating to the expiration dates of such leases.

The Company has a contract to provide and operate for the U.S. Air Force (USAF) a full-service training facility, including simulator systems adjacent to a USAF base in Oklahoma. The Company acted as the construction agent on behalf of the third-party owner-lessors for procurement and construction for the simulator systems, which were completed and delivered in August 2002. The Company, as lessee, entered into operating lease agreements for a term of 15 years for the simulator systems with the owner-lessors. At the end of the lease term, the Company may elect to purchase the simulator systems at fair market value, which can be no less than $7 million and no greater than $21 million. If the Company does not elect to purchase the simulator systems on the date of expiration (July 15, 2017), the Company shall pay to the lessor, as additional rent, $3 million and return the simulator systems to the lessors.

U.S. and Foreign Government Procurement Regulations

A substantial majority of the Company’s revenues are generated from providing products and services under legally binding agreements, or contracts, with U.S. Government and foreign government customers. U.S. Government contracts are subject to extensive legal and regulatory requirements, and, from time to time, agencies of the U.S. Government investigate whether such contracts were and are being conducted in accordance with these requirements. The Company is currently cooperating with the U.S. Government on several investigations from which civil, criminal or administrative proceedings could result and give rise to fines, penalties, compensatory and treble damages, restitution and/or forfeitures. The Company does not currently anticipate that any of these investigations will have a material adverse effect, individually or in the aggregate, on its consolidated financial

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AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

position, results of operations or cash flows. However, under U.S. Government regulations, an indictment of the Company by a federal grand jury could result in the Company being suspended for a period of time from eligibility for awards of new government contracts or in a loss of export privileges. A conviction could result in debarment from contracting with the federal government for a specified term. In addition, all of the Company’s U.S. Government contracts: (1) are subject to audit and various pricing and cost controls, (2) include standard provisions for termination for the convenience of the U.S. Government or for default, and (3) are subject to cancellation if funds for contracts become unavailable. Foreign government contracts generally include comparable provisions relating to terminations for convenience and default, as well as other procurement clauses relevant to the foreign government.

Environmental Matters

Management continually assesses the Company’s obligations with respect to applicable environmental protection laws, including those obligations assumed in connection with certain business acquisitions. While it is difficult to determine the timing and ultimate cost to be incurred by the Company in order to comply with these laws, based upon available internal and external assessments, with respect to those environmental loss contingencies of which management is aware, the Company believes that, after considering amounts accrued there are no environmental loss contingencies that, individually or in the aggregate, would be material to the Company’s consolidated results of operations. The Company accrues for these contingencies when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated.

Litigation Matters

The Company has been subject to and is involved in litigation, government investigations, proceedings, claims or assessments and various contingent liabilities incidental to its businesses, including those specified below. Furthermore, in connection with certain business acquisitions, the Company has assumed some or all claims against, and liabilities of, the acquired business, including both asserted and unasserted claims and liabilities. In accordance with the accounting standard for contingencies, the Company records a liability when management believes that it is both probable that a liability has been incurred and the Company can reasonably estimate the amount of the loss. Generally, the loss is recorded at the amount the Company expects to resolve the liability. The estimated amounts of liabilities recorded for pending and threatened litigation is disclosed in Note 8. Amounts recoverable from insurance contracts or third parties are recorded as assets when deemed probable. At December 31, 2009, the Company did not record any amounts for recoveries from insurance contracts or third parties in connection with the amount of liabilities recorded for pending and threatened litigation. Legal defense costs are expensed as incurred. The Company believes it has recorded adequate provisions for its litigation matters. The Company reviews these provisions quarterly and adjusts these provisions to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter. While it is reasonably possible that an unfavorable outcome may occur in one or more of the following matters, unless otherwise stated below, the Company believes that it is not probable that a loss has been incurred in any of these matters. An estimate of loss or range of loss is disclosed for a particular litigation matter when such amount or amounts can be reasonably estimated and no loss has been accrued. The Company believes that any damage amounts claimed in the specific matters discussed below are not meaningful indicators of potential liability. Although the Company believes that it has valid defenses with respect to legal matters and investigations pending against it, litigation is inherently unpredictable, including those that are expected to be resolved with jury trials, for which outcomes are difficult to predict. Therefore, it is possible that the financial position, results of operations or cash flows of the Company could be materially adversely affected in any particular period by the unfavorable resolution of one or more of these or other contingencies.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Kalitta Air. On January 31, 1997, a predecessor of Kalitta Air filed a lawsuit in the U.S. District Court for the Northern District of California (the trial court) asserting, among other things, negligence and negligent misrepresentation against Central Texas Airborne Systems, Inc. (CTAS), a predecessor to L-3 Integrated Systems, in connection with work performed by a predecessor to CTAS to convert two Boeing 747 aircraft from passenger configuration to cargo freighters. The work was performed using Supplemental Type Certificates (STCs) issued in 1988 by the Federal Aviation Administration (FAA). In 1996, following completion of the work, the FAA issued an airworthiness directive with respect to the STCs that effectively grounded the aircraft. On August 11, 2000, the trial court granted CTAS’ motion for summary judgment as to negligence, dismissing that claim. In January 2001, after a ruling by the trial court that excluded certain evidence from trial, a jury rendered a unanimous defense verdict in favor of CTAS on the negligent misrepresentation claim. On December 10, 2002, the U.S. Court of Appeals for the Ninth Circuit (the Court of Appeals) reversed the trial court’s decisions as to summary judgment and the exclusion of evidence, and remanded the case for a new trial on both the negligence and negligent misrepresentation claims. The retrial ended on March 2, 2005 with a deadlocked jury and mistrial. On July 22, 2005, the trial court granted CTAS’ motion for judgment as a matter of law as to negligence, dismissing that claim, and denied CTAS’ motion for judgment as a matter of law as to negligent misrepresentation. On October 8, 2008, the Court of Appeals reversed the trial court’s dismissal of the negligence claim and affirmed the trial court’s ruling as to the negligent misrepresentation claim. As a result, the case was remanded to the trial court to reconsider the negligence claim and for further proceedings on the negligent misrepresentation claim. The trial court held a new hearing on CTAS’ motion to dismiss the negligence claim on April 30, 2009, after which it determined to take the matter under advisement. The case is currently scheduled to go to a third trial on November 1, 2010. The parties have participated in court-ordered mediations from time to time, and are expected to participate in future court-ordered mediations prior to trial, but to date such mediations have not resulted in a mutually acceptable resolution of this matter. In connection with these mediations, Kalitta Air has claimed it may seek damages at the third trial of between $430 million and $900 million, including between $200 million and $240 million of pre-judgment interest. CTAS’ insurance carrier has accepted defense of this matter and has retained counsel, subject to a reservation of rights by the insurer to dispute its obligations under the applicable insurance policies in the event of a finding against L-3. The Company believes that it has meritorious defenses to the claims asserted and the damages sought and intends to defend itself vigorously.

Korean Lot II Program. On April 4, 2005, Lockheed Martin Corporation (Lockheed) filed a lawsuit in the U.S. District Court for the Northern District of Georgia alleging misappropriation of proprietary information and breach of a license agreement. The complaint alleges that L-3 Integrated Systems (L-3 IS) is in breach of its license agreement with Lockheed and is infringing on Lockheed’s intellectual property rights as a result of its performance of a subcontract awarded to L-3 IS for the Korean Lot II program. On May 21, 2009, a jury found in favor of Lockheed and awarded $30 million on the misappropriation claim, approximately $7 million on the breach of license agreement claim, plus legal fees and expenses. On July 2, 2009, Lockheed filed a motion with the court seeking a final judgment, approximately $17 million in legal fees and expenses and an injunction prohibiting L-3’s further use of the intellectual property that was the basis of the jury’s award. On August 3, 2009, L-3 IS filed a motion for judgment in its favor notwithstanding the verdict and opposing the relief sought by Lockheed in its July 2nd motion. The court held a hearing on the motions on September 2, 2009. On August 28, 2009, L-3 IS filed another motion seeking dismissal or a retrial of the case on various grounds. The court has ordered further briefing by the parties with respect to the issues raised in the August 28th motion and has advised the parties that it will resolve these issues before it considers the matters raised in the other outstanding motions. The Company believes that the verdict and the damages awarded are inconsistent with the law and evidence presented, and intends to appeal in the event of an adverse decision on the motions.

Aircrew Training and Rehearsal Support (ATARS) Investigation. Following a lawsuit filed by Lockheed on April 6, 2006 in the U.S. District Court for the Middle District of Florida against the Company and certain individuals related to the ATARS II Program (which was settled in November 2007), the Company received Grand

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AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Jury subpoenas in November 2006 and December 2007 in connection with an investigation being conducted by the United States Attorney for the Middle District of Florida, Orlando Division. The subpoenas request the production of documents related to Lockheed’s allegations or produced in the civil litigation. The Company is cooperating fully with the U.S. Government.

Titan Government Investigation. In October 2002, The Titan Corporation (Titan) received a grand jury subpoena from the Antitrust Division of the DoJ requesting the production of documents relating to information technology services performed for the U.S. Air Force at Hanscom Air Force Base in Massachusetts and Wright-Patterson Air Force Base in Ohio. Titan was informed that other companies who have performed similar services had received subpoenas as well. The Company acquired Titan in July 2005. On September 20, 2006, counsel for the Company was informed by the New York Field Office of the DoJ’s Criminal Antitrust Division that it was considering indictment. Additionally, a former Titan employee received a letter from the DoJ indicating that he was a target of the investigation. In December 2008, the DoJ contacted the Company to arrange additional employee interviews concerning a teaming agreement relating to the Wright-Patterson Air Force Base procurement. In January 2010, counsel for the Company was again informed by the New York Field Office that it was considering indictment. If the Field Office recommends indictment then, under normal DoJ procedures, Titan (now known as L-3 Services, Inc.) will be afforded an opportunity to make a presentation to the Criminal Antitrust Division in Washington, D.C. before the DoJ acts on the recommendation. It is not known whether an indictment of L-3 Services or any of its current or former employees will occur. If it does occur, it is possible that L-3 Services could be suspended or debarred from conducting business with the U.S. Government. The Company is cooperating fully with the U.S. Government.

CyTerra Government Investigation. Since November 2006, CyTerra has been served with civil and Grand Jury subpoenas by the DoD Office of the Inspector General and the DoJ and has been asked to facilitate employee interviews. The Company is cooperating fully with the U.S. Government. The Company believes that it is entitled to indemnification for any course of defense related to this matter out of, and has made a claim against, a $15 million escrow fund established in connection with the Company’s acquisition of CyTerra in March 2006.

Bashkirian Airways. On July 1, 2004, lawsuits were filed on behalf of the estates of 31 Russian children in the state courts of Washington, Arizona, California, Florida, New York and New Jersey against Honeywell, Honeywell TCAS, Thales USA, Thales France, the Company and Aviation Communications & Surveillance Systems (ACSS), which is a joint venture of L-3 and Thales. The suits relate to the crash over southern Germany of Bashkirian Airways Tupelov TU 154M aircraft and a DHL Boeing 757 cargo aircraft. On-board the Tupelov aircraft were 9 crew members and 60 passengers, including 45 children. The Boeing aircraft carried a crew of two. Both aircraft were equipped with Honeywell/ACSS Model 2000, Change 7 Traffic Collision and Avoidance Systems (TCAS). Sensing the other aircraft, the on-board DHL TCAS instructed the DHL pilot to descend, and the Tupelov on-board TCAS instructed the Tupelov pilot to climb. However, the Swiss air traffic controller ordered the Tupelov pilot to descend. The Tupelov pilot disregarded the on-board TCAS and put the Tupelov aircraft into a descent striking the DHL aircraft in midair at approximately 35,000 feet. All crew and passengers of both planes were lost. Investigations by the National Transportation Safety Board after the crash revealed that both TCAS units were performing as designed. The suits allege negligence and strict product liability based upon the design of the units and the training provided to resolve conflicting commands and seek approximately $315 million in damages, including $150 million in punitive damages. The Company’s insurers have accepted defense of the matter and retained counsel, subject to a reservation of rights by the insurers to dispute their obligations under the applicable insurance policies in the event of an adverse finding. The matters were consolidated in the U.S. District Court for the District of New Jersey, which has dismissed the actions on the basis of forum non conveniens. The plaintiffs re-filed a complaint on April 23, 2007 with the Barcelona Court’s Registry in Spain. The trial for this matter was completed on April 22, 2009, and the parties are awaiting the court’s decision.

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AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Gol Airlines. A complaint was filed on November 7, 2006 in the U.S. District Court for the Eastern District of New York against ExcelAire, Joseph Lepore, Jan Paul Paladino, and Honeywell. On October 23, 2007, an amended complaint was filed to include Lockheed, Raytheon, Amazon Technologies and ACSS. The complaints relate to the September 29, 2006 airplane crash over Brazil of a Boeing 737-800 operated by GOL Linhas Aereas Inteligentes, S.A. and an Embraer 600 business jet operated by ExcelAire. The complaints allege that ACSS designed the Traffic Collision and Avoidance System (TCAS) on the ExcelAire jet, and assert claims of negligence, strict products liability and breach of warranty against ACSS based on the design of the TCAS and the instructions provided for its use. The complaints seek unspecified monetary damages, including punitive damages. The Company’s insurers have accepted defense of this matter and have retained counsel, subject to a reservation of rights by the insurers to dispute their obligations under the applicable insurance policies in the event of an adverse finding. On July 2, 2008, the District Court dismissed the actions on the basis of forum non conveniens on the grounds that Brazil was the location of the accident and is more convenient for witnesses and document availability. On December 2, 2009, the U.S. Court of Appeals for the Second Circuit upheld this decision. Some of the plaintiffs re-filed their complaints in the Lower Civil Court in the Judicial District of Peixoto de Azevedo in Brazil on July 3, 2009.

20.	Pensions and Other Employee Benefits

The Company maintains multiple pension plans, both contributory and non-contributory, covering employees at certain locations. Eligibility for participation in these plans varies and benefits are generally based on the participant’s compensation and/or years of service. The Company’s funding policy is generally to contribute in accordance with cost accounting standards that affect government contractors, subject to the Internal Revenue Code and regulations thereon. Plan assets are invested primarily in listed stocks, mutual funds, corporate bonds, U.S. Government obligations and U.S. Government agency obligations.

The Company also provides postretirement medical and life insurance benefits for retired employees and dependents at certain locations. Participants are eligible for these benefits when they retire from active service and meet the eligibility requirements for the Company’s pension plans. These benefits are funded primarily on a pay-as-you-go basis with the retiree generally paying a portion of the cost through contributions, deductibles and coinsurance provisions.

In accordance with accounting standards for employee pension and postretirement benefits, the Company recognizes the unfunded status of its pension and postretirement benefit plans in the consolidated financial statements and measures its pension and postretirement benefit plan assets and benefit obligations as of December 31.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes changes in the benefit obligations, the plan assets and funded status for all of the Company’s pension and postretirement benefit plans, as well as the aggregate balance sheet impact.

			Postretirement
	Pension Plans		Benefit Plans
	2009	2008	2009	2008
	(in millions)

Change in benefit obligation:
Benefit obligation at the beginning of the year	$1,722	$1,688	$162	$183
Service cost	93	89	4	6
Interest cost	112	104	11	10
Plan participants’ contributions	3	3	4	4
Amendments	7	—	(4)	3
Actuarial loss/(gain)	68	(45)	21	(24)
Foreign currency exchange rate changes	31	(44)	5	(7)
Curtailments, settlements and special termination benefits	—	1	—	1
Transfers for product line divestiture	—	(8)	—	(1)
Benefits paid	(72)	(66)	(15)	(13)

Benefit obligation at the end of the year	$1,964	$1,722	$188	$162

Change in plan assets:
Fair value of plan assets at the beginning of the year	$1,064	$1,407	$27	$34
Actual return (loss) on plan assets	212	(394)	5	(9)
Employer contributions	67	162	12	11
Plan participants’ contributions	3	3	4	4
Foreign currency exchange rate changes	30	(43)	—	—
Transfers for product line divestiture	—	(5)	—	—
Benefits paid	(72)	(66)	(15)	(13)

Fair value of plan assets at the end of the year	$1,304	$1,064	$33	$27

Funded status at the end of the year	$(660)	$(658)	$(155)	$(135)

Amounts recognized in the consolidated balance sheets consist of:
Non-current assets	$11	$16	$—	$—
Current liabilities	(1)	—	(8)	(7)
Non-current liabilities	(670)	(674)	(147)	(128)

	$(660)	$(658)	$(155)	$(135)

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below summarizes the net loss and prior service cost balances at December 31, in the accumulated other comprehensive loss account, before related tax effects, for all of the Company’s pension and postretirement benefit plans.

			Postretirement
	Pension Plans		Benefit Plans
	2009	2008	2009	2008
	(in millions)

Net loss (gain)	$518	$621	$9	$(11)
Prior service cost (credit)	24	21	(16)	(14)

Total amount recognized	$542	$642	$(7)	$(25)

The aggregate accumulated benefit obligation (ABO) for all of the Company’s pension plans was $1,659 million at December 31, 2009 and $1,443 million at December 31, 2008. The table below presents information for the pension plans with an ABO in excess of the fair value of plan assets at December 31, 2009 and 2008.

	Pension Plans
	2009	2008
	(in millions)

Projected benefit obligation	$1,863	$1,542
Accumulated benefit obligation	1,566	1,278
Fair value of plan assets	1,196	870

The table below summarizes the weighted average assumptions used to determine the benefit obligations for the Company’s pension and postretirement plans disclosed at December 31, 2009 and 2008.

					Postretirement
	Pension Plans				Benefit Plans
	2009		2008		2009		2008

Benefit obligations:
Discount rate	6.26	%(1)	6.49	%(1)	5.94	%(2)	6.74	%(2)
Rate of compensation increase	4.50%		4.50%		4.50%		4.50%

(1)	The discount rate assumptions used to determine the benefit obligations for the Company’s pension plans at December 31, 2009 and 2008 were 6.3% and 6.4% for the U.S. based plans, 6.1% and 7.4% for the Canadian based plans and 5.8% and 6.2% for the German based plans.

(2)	The discount rate assumptions used to determine the benefit obligations for the Company’s postretirement benefit plans at December 31, 2009 and 2008 were 5.9% and 6.6% for the U.S. based plans and 6.1% and 7.4% for the Canadian based plans.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table summarizes the components of net periodic benefit cost for the Company’s pension and postretirement benefit plans for the years ended December 31, 2009, 2008 and 2007.

				Postretirement
	Pension Plans			Benefit Plans
	2009	2008	2007	2009	2008	2007
	(in millions)

Components of net periodic benefit cost:
Service cost	$93	$89	$95	$4	$6	$7
Interest cost	112	104	95	11	10	10
Expected return on plan assets	(91)	(117)	(112)	(2)	(2)	(2)
Amortization of prior service costs (credits)	4	3	3	(2)	(3)	(5)
Amortization of net loss (gain)	53	7	11	(3)	(2)	3
Curtailment or settlement loss	2	1	1	—	—	—

Net periodic benefit cost	$173	$87	$93	$8	$9	$13

The following table summarizes the other changes in plan assets and benefit obligations recognized in other comprehensive income for the Company’s pension and postretirement benefit plans for the year ended December 31, 2009.

	Pension	Postretirement
	Plans	Benefit Plans
	(in millions)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:
Net (gain) loss	$(50)	$18
Prior service cost (credit)	7	(5)
Amortization of net (loss) gain	(53)	3
Amortization of prior service (cost) credit	(4)	2

Total recognized in other comprehensive income	(100)	18

Total recognized in net periodic benefit cost and other comprehensive income	$73	$26

The following table summarizes the amounts expected to be amortized from accumulated other comprehensive (loss) income and recognized as components of net periodic benefit costs during 2010.

	Pension	Postretirement
	Plans	Benefit Plans	Total
	(in millions)

Net loss (gain)	$37	$1	$38
Prior service cost (credit)	4	(3)	1

	$41	$(2)	$39

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below summarizes the weighted average assumptions used to determine the net periodic benefit cost for the years ended December 31, 2009, 2008 and 2007.

							Postretirement
	Pension Plans						Benefit Plans
	2009		2008		2007		2009		2008		2007
	(in millions)

Net periodic benefit cost:
Discount rate	6.49	%(1)	6.36	%(1)	5.85	%(1)	6.74	%(3)	6.07	%(3)	5.62	%(3)
Expected long-term return on plan assets	8.54	%(2)	8.55	%(2)	8.54	%(2)	6.18%		6.36%		6.25%
Rate of compensation increase	4.50%		4.50%		4.50%		4.50%		4.50%		4.50%

(1)	The discount rate assumptions used to determine the net periodic benefit cost for the Company’s pension plans during the years ended December 31, 2009, 2008 and 2007 were 6.4%, 6.5% and 6.0% for the U.S. based plans, 7.4%, 5.75% and 5.25% for the Canadian based plans and 6.2%, 5.4%, and 4.5% for the German based plans, respectively.

(2)	The expected long-term return on plan assets assumptions used to determine the net periodic benefit costs for the years ended December 31, 2009, 2008 and 2007 were 8.75% for the U.S. based plans and 7.5% for the Canadian based plans.

(3)	The discount rate assumptions used to determine the net periodic benefit cost for the Company’s postretirement benefit plans during the years ended December 31, 2009, 2008 and 2007 were 6.6%, 6.25% and 5.75% for the U.S. based plans and 7.4%, 5.5% and 5.0% for the Canadian based plans, respectively.

The expected long-term return on plan asset assumption represents the average rate that the Company expects to earn over the long-term on the assets of the Company’s benefit plans, including those from dividends, interest income and capital appreciation. The assumption has been determined based on expectations regarding future long-term rates of return for the plans’ investment portfolio, with consideration given to the allocation of investments by asset class and historical rates of return for each individual asset class.

The annual increase in cost of benefits (health care cost trend rate) is assumed to be an average of 10.0% in 2010 and is assumed to gradually decrease to a rate of 5.0% in 2020 and thereafter. Assumed health care cost trend rates have a significant effect on amounts reported for postretirement medical benefit plans. A one percentage point change in the assumed health care cost trend rates would have the following effects:

	1 percentage point
	Increase	Decrease
	(in millions)

Effect on total service and interest cost	$1	$(1)
Effect on postretirement benefit obligations	9	(8)

Plan Assets. The Company’s Benefit Plan Committee (Committee) has the responsibility to formulate the investment policies and strategies for the plans’ assets. The Committee structures the investment of plan assets to achieve the following goals: (1) maximize the plans’ long-term rate of return on assets for an acceptable level of risk; and (2) limit the volatility of investment returns and consequent impact on the plans’ assets. In the pursuit of these goals, the Committee has formulated the following investment policies and objectives: (1) invest assets of the plans in a manner consistent with the fiduciary standards of ERISA; (2) preserve the plans’ assets; (3) maintain sufficient liquidity to fund benefit payments and pay plan expenses; (4) evaluate the performance of investment managers; and (5) achieve, on average, a minimum total rate of return equal to the established benchmarks for each asset category.

The Committee retains a professional investment consultant to advise the Committee and help ensure that the above policies and strategies are met. The Committee does not actively manage the day to day operations and

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

selection process of individual securities and investments, as it retains the professional services of qualified investment management organizations to fulfill those tasks. Qualified investment management organizations are evaluated on several criteria for selection, with a focus on the investment management organizations’ demonstrated capability to achieve results that will meet or exceed the investment objectives they have been assigned and conform to the policies established by the Committee. While the investment management organizations have investment discretion over the assets placed under their management, the Committee provides each investment manager with specific investment guidelines relevant to its asset class.

The Committee has established the allowable range that the plans’ assets may be invested in for each major asset category. In addition, the Committee has established guidelines regarding diversification within asset categories to limit risk and exposure to a single or limited number of securities. The investments of the plans’ include a diversified portfolio of both equity and fixed income investments. Equity investments are further diversified across U.S. and non-U.S. stocks, small to large capitalization stocks, and growth and value stocks. Fixed income assets are diversified across U.S. and non-U.S. issuers, corporate and governmental issuers, and credit quality. The plan also invests in real estate through publicly traded real estate securities. Derivatives may be used only for hedging purposes or to create synthetic long positions. The plans are prohibited from directly owning commodities, unregistered securities, restricted stock, private placements, or interest in oil, gas, mineral exploration, or other development programs. Further, short selling or utilizing margin buying for investment purposes is prohibited.

The table below presents the allowable range for each major category of the plans’ assets at December 31, 2009, as well as the Company’s pension plan and postretirement benefit plan weighted-average asset allocations at December 31, 2009 and 2008, by asset category.

	U.S.			Canada
Asset Category	Range	2009	2008	Range	2009	2008

Domestic equity(1)	30%-60%	44%	43%	15%-30%	20%	16%
International equity(2)	10%-20%	17	15	20%-50%	25	25
Fixed income securities	20%-40%	28	26	30%-55%	49	42
Real estate securities	0%-15%	5	5	—	—	—
Other, primarily cash and cash equivalents	0%-15%	6	11	0%-15%	6	17

Total		100%	100%		100%	100%

(1)	Domestic equities for Canadian plans refers to equities of Canadian companies.

(2)	International equities for Canadian plans includes equities of U.S. companies.

The Committee regularly monitors the investment of the plans’ assets to ensure that the actual investment allocation remains within the established range. The Committee also regularly measures and monitors investment risk through ongoing performance reporting and investment manager reviews. Investment manager reviews include assessing the managers’ performance versus the appropriate benchmark index both in the short and long-term period, performance versus peers, and an examination of risk the managers assumed in order to achieve rates of return.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below presents the fair value of the Company’s pension plans’ assets at December 31, 2009, by asset category segregated by level within the fair value hierarchy, as described in Note 12:

	U.S. Plans’ Assets						Canadian Plans’ Assets
	Fair Value Measured at						Fair Value Measured at
	December 31, 2009						December 31, 2009
	Level 1		Level 2		Level 3	Total	Level 1		Level 2		Level 3	Total
	(in millions)						(in millions)

Asset Category
Equity securities:
U.S. Equity	470	(1)	—		—	470	—		19	(1)	—	19
International Equity	85	(1)	103	(1)	—	188	41	(1)	38	(1)	—	79
Fixed Income – Investment Grade	125	(2)	109	(3)	—	234	—		109	(3)	—	109
Fixed Income – High Yield	—		70	(4)	—	70	—		—		—	—
Real Estate Investment Trusts	55	(5)	—		—	55	—		—		—	—
Other	—		65	(6)	—	65	—		15	(6)	—	15

Total	$735		$347		$—	$1,082	$41		$181		$—	$222

(1)	Equity securities consist of investments in common stock of U.S. and foreign companies. The fair value of equity securities is based on quoted market prices available in active markets at the close of a trading day, primarily the New York Stock Exchange (NYSE), National Association of Securities Dealers Automated Quotations (NASDAQ), and various foreign exchanges. The Level 2 investment balance is derived from pooled equity funds offered by registered investment companies.

(2)	Approximately 53% of the total investment in fixed income — investment grade for U.S. Plan Assets consists of a mutual fund offered by a registered investment company. The mutual fund invests in investment grade fixed income securities, mortgaged-backed securities, U.S. treasury and agency bonds and corporate bonds. This fund is classified by the Company as a Level 1 measurement within the fair value hierarchy as the mutual fund trades on an active market and daily, quoted prices are available.

(3)	The remaining 47% of the total investment in fixed income — investment grade for U.S. plan assets as well as the investment in fixed income — investment grade for Canadian plan assets is derived from pooled bond funds offered by registered investment companies. As these funds do not trade in an active market, the fair value is based on net asset values (NAV’s) calculated by fund managers based on yields currently available on comparable bonds of issuers with similar credit ratings, quoted prices of similar bonds in an active market, or cash flows based on observable input.

(4)	Fixed income — high yield consists of investments in corporate high-yield bonds from various industries. The fair values of these investments are based on yields currently available on comparable bonds of issuers with similar credit ratings, quoted prices of similar bonds in an active market, or cash flows based on observable inputs.

(5)	Real Estate Investment Trusts (REITs) consist of securities that trade on the major exchanges and invest in real estate directly, either through properties or mortgages.

(6)	Other consists primarily of short term investments maintained in a commingled trust or pooled fund, which primarily invests in short term, high quality money market securities such as government obligations, commercial paper, time deposits and certificates of deposit.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below presents the fair value of the Company’s postretirement benefit plans’ assets at December 31, 2009, by asset category segregated by level within the fair value hierarchy, as described in Note 12:

	Postretirement Benefit Plans’ Assets
	Fair Value Measured at
	December 31, 2009
	Level 1		Level 2		Level 3	Total
	(in millions)

Asset Category
Equity securities:
U.S. Equity	13	(1)	—		—	13
International Equity	1	(1)	1	(1)	—	2
Fixed Income – Investment Grade	14	(2)	1	(3)	—	15
Fixed Income – High Yield	—		1	(4)	—	1
Real Estate Investment Trusts	1	(5)	—		—	1
Other	—		1	(6)	—	1

Total	$29		$4		$—	$33

(1)	Equity securities consist of investments in common stock of U.S. and foreign companies. The fair value of equity securities is based on quoted market prices available in active markets at the close of a trading day, primarily the New York Stock Exchange (NYSE), National Association of Securities Dealers Automated Quotations (NASDAQ), and various foreign exchanges. The Level 2 investment balance is derived from a pooled equity fund offered by a registered investment company.

(2)	Approximately 93% of the total investment in fixed income — investment grade consists of a mutual fund offered by a registered investment company. The mutual fund invests in investment grade fixed income securities, mortgaged-backed securities, U.S. treasury and agency bonds and corporate bonds. This fund is classified by the Company as a Level 1 measurement within the fair value hierarchy as the mutual fund trades on an active market and daily, quoted prices are available.

(3)	The remaining 7% of the total investment in fixed income — investment grade is derived from a pooled bond fund offered by a registered investment company, which does not trade in an active market. The fair value is based on NAV’s calculated by the fund manager based on yields currently available on comparable bonds of issuers with similar credit ratings, quoted prices of similar bonds in an active market, or cash flows based on observable input.

(4)	Fixed income — high yield consists of investments in corporate high-yield bonds from various industries. The fair values of these investments are based on yields currently available on comparable bonds of issuers with similar credit ratings, quoted prices of similar bonds in an active market, or cash flows based on observable inputs.

(5)	Real Estate Investment Trusts (REITs) consist of securities that trade on the major exchanges and invest in real estate directly, either through properties or mortgages.

(6)	Other consists primarily of short term investments maintained in a commingled trust or pooled fund, which primarily invests in short term, high quality money market securities such as government obligations, commercial paper, time deposits and certificates of deposit.

Contributions. For the year ending December 31, 2010, the Company currently expects to contribute approximately $140 million to its pension plans and approximately $13 million to its postretirement benefit plans.

Multi-employer Benefit Plans. Certain of the Company’s businesses participate in multi-employer defined benefit pension plans. The Company makes cash contributions to these plans based on a fixed rate per hour of service worked by the covered employees. Under these plans, the Company contributed cash and recorded expenses of $15 million for 2009, $13 million for 2008 and $11 million for 2007.

Lockheed Martin Commitment. In connection with the Company’s acquisition of ten business units from Lockheed Martin and the formation of the Company in 1997, the Company assumed certain defined benefit pension plan liabilities for present and former employees and retirees of certain businesses from Lockheed Martin.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Lockheed Martin previously received a letter from the Pension Benefit Guaranty Corporation (PBGC), indicating that the pension plans of two businesses were under funded using the PBGC’s actuarial assumptions (Subject Plans).

With respect to the Subject Plans, Lockheed Martin entered into an agreement (Lockheed Martin Commitment) with L-3 and the PBGC dated as of April 30, 1997. The terms and conditions of the Lockheed Martin Commitment include a commitment by Lockheed Martin to the PBGC to, under certain circumstances, assume sponsorship of the Subject Plans or provide another form of financial support for the Subject Plans. The Lockheed Martin Commitment will continue until the Subject Plans are no longer under funded on a PBGC basis for two consecutive years, or immediately if the Company achieves investment grade credit ratings on all of the Company’s outstanding debt. If Lockheed Martin did assume sponsorship of the Subject Plans, it would be primarily liable for the costs associated with funding the Subject Plans or any costs associated with the termination of the Subject Plans. The terms and conditions of the Lockheed Martin Commitment would require the Company to reimburse Lockheed Martin for these costs. Lockheed Martin has not assumed sponsorship or provided another form of financial support for the Subject Plans.

The Company believes it has performed its obligations under the Lockheed Martin Commitment and has not received any communications from the PBGC concerning actions which the PBGC contemplates taking in respect of the Subject Plans. For the year ended December 31, 2009, the Company contributed $10 million to the Subject Plans. At December 31, 2009, the aggregate projected benefit obligation was $256 million and the aggregate plan assets were $174 million for the Subject Plans. At December 31, 2009, the Company had recorded a liability of $82 million for the under funded status of the Subject Plans.

Estimated Future Benefit Payments. The following table presents expected pension and postretirement benefit payments and expected postretirement subsidies due to the Medicare Prescription Drug Improvement and Modernization Act of 2003, which reflect expected future service, as appropriate.

		Postretirement
		Benefits
	Pension	Benefit	Subsidy
	Benefits	Payments	Receipts
	(in millions)

2010	$87	12	1
2011	89	13	1
2012	94	14	1
2013	102	15	1
2014	110	15	1
Years 2015-2019	699	85	7

Employee Savings Plans. Under its various employee savings plans, the Company matches the contributions of participating employees up to a designated level. The extent of the match, vesting terms and the form of the matching contributions vary among the plans. Under these plans, the Company’s matching contributions in L-3 Holdings’ common stock and cash were $143 million for 2009, $144 million for 2008 and $126 million for 2007.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

21.	Supplemental Cash Flow Information

	Year Ended December 31,
	2009	2008	2007
	(in millions)

Interest paid	$237	$267	$280
Income tax payments	387	343	200
Income tax refunds	13	8	7

22.	Segment Information

The Company has four reportable segments, which are described in Note 1. The Company evaluates the performance of its operating segments and reportable segments based on their sales and operating income. All corporate expenses are allocated to the Company’s operating segments using an allocation methodology prescribed by U.S. Government regulations for government contractors. Accordingly, all costs and expenses, except for the litigation gain in 2008 (which was not included in the Company’s segment performance measures), are included in the Company’s measure of segment profitability.

The tables below present net sales, operating income, depreciation and amortization, capital expenditures and total assets by reportable segment.

	Year Ended December 31,
	2009	2008(1)		2007(1)
	(in millions)

Net Sales
Products
C3ISR	$2,082	$1,794		$1,742
Government Services	302	282		273
AM&M	688	647		640
Electronic Systems	4,739	4,607		4,102
Elimination of intercompany sales	(295)	(200)		(185)

Total products sales	7,516	7,130		6,572

Services
C3ISR	1,090	778		564
Government Services	3,942	4,121		4,172
AM&M	2,255	2,031		1,913
Electronic Systems	1,035	972		853
Elimination of intercompany sales	(223)	(131)		(113)

Total services sales	8,099	7,771		7,389

Consolidated total	$15,615	$14,901		$13,961

Operating Income
C3ISR	$344	$244		$225
Government Services	397	426		407
AM&M	243	243		250
Electronic Systems	672	646	(2)	566

Segment Total	$1,656	$1,559		$1,448
Litigation gain (charge)	—	126	(3)	—

Consolidated total	$1,656	$1,685		$1,448

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Year Ended December 31,
	2009	2008(1)	2007(1)
	(in millions)

Depreciation and amortization
C3ISR	$43	$40	$40
Government Services	40	35	33
AM&M	19	24	28
Electronic Systems	116	107	106

Consolidated total	$218	$206	$207

Capital Expenditures
C3ISR	$60	$86	$34
Government Services	12	14	14
AM&M	15	12	13
Electronic Systems	95	100	94
Corporate	4	6	2

Consolidated total	$186	$218	$157

Total Assets
C3ISR	$1,865	$1,755	$1,725
Government Services	3,333	3,494	3,467
AM&M	1,914	1,836	1,972
Electronic Systems	6,524	6,319	6,193
Corporate	1,177	1,080	1,032

Consolidated total	$14,813	$14,484	$14,389

(1)	As a result of certain re-alignments in the Company’s management and organization structure as discussed in Note 2, sales of $15 million and $12 million and operating income of $5 million and $3 million were reclassified from the C3ISR reportable segment to the Government Services reportable segment for the years ended December 31, 2008 and 2007, and sales of $15 million and $21 million and operating income of $2 million and $3 million were reclassified from the C3ISR reportable segment to the AM&M reportable segment for the years ended December 31, 2008 and 2007. At December 31, 2008, $30 million of total assets were reclassified from the C3ISR reportable segment to the Government Services reportable segment and $29 million of total assets were reclassified from the C3ISR reportable segment to the AM&M reportable segment. At December 31, 2007, $29 million of total assets was reclassified from the C3ISR reportable segment to the Government Services reportable segment and $44 million of total assets was reclassified from the C3ISR reportable segment to the AM&M reportable segment.

(2)	Operating income for the Electronic Systems reportable segment includes: (i) a gain of $12 million from the sale of the PMD product line (see note 4) and (ii) a non-cash impairment charge of $28 million related to a write-down of capitalized software development costs, which were both recorded in the second quarter of 2008.

(3)	Represents a gain recorded in the second quarter of 2008 for the reversal of a current liability for pending and threatening litigations as a result of a June 27, 2008 decision by the U.S. Court of Appeals which vacated an adverse 2006 jury verdict.

Corporate assets not allocated to the reportable segments primarily include cash and cash equivalents, corporate office fixed assets, deferred income tax assets and deferred debt issue costs. In addition, substantially all of the Company’s assets are located in North America.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The Company’s sales attributable to U.S. customers and foreign customers, based on location of the customer, are summarized in the table below.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

U.S.	$13,666	$12,815	$11,867
Foreign:
Canada	283	308	368
Germany	276	324	318
Australia	176	147	93
United Kingdom	173	212	216
South Korea	132	140	193
Italy	76	93	39
China	63	59	42
Other	770	803	825

Total foreign	1,949	2,086	2,094

Consolidated	$15,615	$14,901	$13,961

Net sales to principal customers are summarized in the table below.

	Year Ended December 31,
	2009	2008	2007
	(in millions)

U.S. Government agencies(1)	$13,059	$12,126	$11,203
Commercial	1,474	1,676	1,786
Allied foreign governments(1)	1,082	1,099	972

Consolidated	$15,615	$14,901	$13,961

(1)	Includes sales for which the Company is the prime contractor as well as sales based on the ultimate customer for which the Company is a subcontractor.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.	Unaudited Quarterly Financial Data

Unaudited summarized financial data by quarter for the years ended December 31, 2009 and 2008 is presented in the table below. The Company’s unaudited quarterly results of operations are affected, significantly in some periods, by our business acquisitions. See Note 4.

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter
	(in millions, except per share data)

2009
Sales	$3,636	$3,929	$3,842	$4,208
Operating income	376	417	418	446
Net income attributable to L-3	199	225	250	227
Basic EPS(1)	1.66	1.91	2.13	1.94
Diluted EPS(1)	1.66	1.90	2.12	1.93
2008
Sales	$3,506	$3,722	$3,662	$4,011
Operating income	368	501	400	416
Income from continuing operations attributable to L-3	189	275	210	244
Net income attributable to L-3	189	275	210	264
Basic EPS(1):
Income from continuing operations	$1.53	$2.24	$1.71	$2.02
Gain on sale of a business, net of income taxes	—	—	—	0.16

Net income	$1.53	$2.24	$1.71	$2.18

Diluted EPS(1):
Income from continuing operations	$1.51	$2.21	$1.70	$2.01
Gain on sale of a business, net of income taxes	—	—	—	0.16

Net income	$1.51	$2.21	$1.70	$2.17

(1)	Basic and diluted EPS amounts in each quarter are computed using the weighted-average number of shares outstanding during that quarter, while basic and diluted EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Therefore, the sum of the four quarters’ basic or diluted EPS may not equal the full year basic or diluted EPS.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24.	Financial Information of L-3 Communications and Its Subsidiaries

Total shareholders’ equity for L-3 Communications equals that of L-3 Holdings, but the components, common stock, additional paid-in capital, treasury stock and retained earnings, are different. The table below presents information regarding the balances and changes in common stock, additional paid-in capital, treasury stock and retained earnings of L-3 Communications for each of the three years ended December 31, 2009.

	L-3 Communications
	Common Stock		Additional
	Shares	Par	Paid-in	Treasury	Retained
	Issued	Value	Capital	Stock	Earnings	Total
			(in millions)

Balance at December 31, 2006	100	—	$3,466	$—	$1,938	$5,404
Net income attributable to L-3	—	—	—	—	745	745
Contributions from L-3 Holdings	—	—	351	—	—	351
Dividends to L-3 Holdings	—	—	—	—	(626)	(626)

Balance at December 31, 2007	100	—	3,817	—	2,057	5,874
Net income attributable to L-3	—	—	—	—	938	938
Contributions from L-3 Holdings	—	—	319	—	—	319
Dividends to L-3 Holdings	—	—	—	—	(941)	(941)

Balance at December 31, 2008	100	—	4,136	—	2,054	6,190
Net income attributable to L-3	—	—	—	—	901	901
Contributions from L-3 Holdings	—	—	313	—	—	313
Dividends to L-3 Holdings	—	—	—	—	(671)	(671)

Balance at December 31, 2009	100	—	$4,449	$—	$2,284	$6,733

The net proceeds received by L-3 Holdings from (i) the sale of its common stock, (ii) exercise of L-3 Holdings’ employee and director stock options, and related tax benefits, and (iii) L-3 Holdings’ common stock contributed to the Company’s savings plans are contributed to L-3 Communications. The amounts paid by L-3 Holdings for dividends and share repurchases are generated from dividends received from L-3 Communications.

L-3 Communications is a wholly-owned subsidiary of L-3 Holdings. The debt of L-3 Communications, including the Senior Notes, Senior Subordinated Notes and borrowings under amounts drawn against the Revolving Credit Facility are guaranteed, on a joint and several, full and unconditional basis, by certain of its domestic subsidiaries (the “Guarantor Subsidiaries”). See Note 10. The foreign subsidiaries and certain domestic subsidiaries of L-3 Communications (the “Non-Guarantor Subsidiaries”) do not guarantee the debt of L-3 Communications. None of the debt of L-3 Communications has been issued by its subsidiaries. There are no restrictions on the payment of dividends from the Guarantor Subsidiaries to L-3 Communications.

In lieu of providing separate audited financial statements for the Guarantor Subsidiaries, the Company has included the accompanying condensed combining financial statements based on Rule 3-10 of SEC Regulation S-X. The Company does not believe that separate financial statements of the Guarantor Subsidiaries are material to users of the financial statements.

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following condensed combining financial information presents the results of operations, financial position and cash flows of (1) L-3 Holdings, excluding L-3 Communications and its consolidated subsidiaries (the “Parent”), (2) L-3 Communications, excluding its consolidated subsidiaries, (3) the Guarantor Subsidiaries, (4) the Non-Guarantor Subsidiaries and (5) the eliminations to arrive at the information for L-3 on a consolidated basis.

	L-3			Non-
	Holdings	L-3	Guarantor	Guarantor		Consolidated
	(Parent)	Communications	Subsidiaries	Subsidiaries	Eliminations	L-3
			(in millions)

Condensed Combining Balance Sheets:
At December 31, 2009:
Current assets:
Cash and cash equivalents	$—	$797	$4	$364	$(149)	$1,016
Billed receivables, net	—	321	629	199	—	1,149
Contracts in process	—	593	1,533	251	—	2,377
Other current assets	—	334	164	111	—	609

Total current assets	—	2,045	2,330	925	(149)	5,151
Goodwill	—	1,144	5,874	1,172	—	8,190
Other assets	3	485	810	177	(3)	1,472
Investment in and amounts due from consolidated subsidiaries	7,240	8,771	1,949	24	(17,984)	—

Total assets	$7,243	$12,445	$10,963	$2,298	$(18,136)	$14,813

Current liabilities	$—	$714	$1,338	$579	$(149)	$2,482
Other long-term liabilities	—	1,052	226	281	—	1,559
Long-term debt	676	4,112	—	—	(676)	4,112

Total liabilities	676	5,878	1,564	860	(825)	8,153

L-3 shareholders’ equity	6,567	6,567	9,399	1,438	(17,404)	6,567
Noncontrolling interests	—	—	—	—	93	93

Total equity	6,567	6,567	9,399	1,438	(17,311)	6,660

Total liabilities and equity	$7,243	$12,445	$10,963	$2,298	$(18,136)	$14,813

At December 31, 2008:
Current assets:
Cash and cash equivalents	$—	$720	$2	$228	$(83)	$867
Billed receivables, net	—	324	701	201	—	1,226
Contracts in process	—	587	1,461	219	—	2,267
Other current assets	—	291	170	140	—	601

Total current assets	—	1,922	2,334	788	(83)	4,961
Goodwill	—	1,171	5,746	1,112	—	8,029
Other assets	6	475	837	182	(6)	1,494
Investment in and amounts due from consolidated subsidiaries	6,507	8,489	1,283	80	(16,359)	—

Total assets	$6,513	$12,057	$10,200	$2,162	$(16,448)	$14,484

Current liabilities	$—	$824	$1,395	$571	$(83)	$2,707
Other long-term liabilities	—	882	219	242	—	1,343
Long-term debt	655	4,493	—	—	(655)	4,493

Total liabilities	655	6,199	1,614	813	(738)	8,543

L-3 shareholders’ equity	5,858	5,858	8,586	1,349	(15,793)	5,858
Noncontrolling interests	—	—	—	—	83	83

Total equity	5,858	5,858	8,586	1,349	(15,710)	5,941

Total liabilities and equity	$6,513	$12,057	$10,200	$2,162	$(16,448)	$14,484

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	L-3			Non-
	Holdings	L-3	Guarantor	Guarantor		Consolidated
	(Parent)	Communications	Subsidiaries	Subsidiaries	Eliminations	L-3
			(in millions)

Condensed Combining Statements of Operations:
For the year ended December 31, 2009:
Net sales	$—	$3,419	$10,397	$1,929	$(130)	$15,615
Cost of sales	74	2,987	9,413	1,689	(204)	13,959

Operating (loss) income	(74)	432	984	240	74	1,656
Interest and other income, net	—	14	3	2	—	19
Interest expense	45	163	110	6	(45)	279
Debt retirement charge	—	10	—	—	—	10

(Loss) income before income taxes	(119)	273	877	236	119	1,386
(Benefit) provision for income taxes	(37)	119	275	81	37	475
Equity in net income of consolidated subsidiaries	983	747	—	—	(1,730)	—

Net income	901	901	602	155	(1,648)	911
Net income attributable to noncontrolling interests	—	—	—	—	10	10

Net income attributable to L-3	$901	$901	$602	$155	$(1,658)	$901

For the year ended December 31, 2008:
Net sales	$—	$3,192	$9,826	$2,000	$(117)	$14,901
Cost of sales	64	2,768	8,893	1,798	(181)	13,342
Litigation gain	—	126	—	—	—	126

Operating (loss) income	(64)	550	933	202	64	1,685
Interest and other income, net	—	130	5	7	(114)	28
Interest expense	43	287	110	7	(157)	290

(Loss) income from continuing operations before income taxes	(107)	393	828	202	107	1,423
(Benefit) provision for income taxes	(39)	116	304	74	39	494

(Loss) income from continuing operations	(68)	277	524	128	68	929
Gain on sale of a business, net of income taxes	—	20	—	—	—	20
Equity in net income of consolidated subsidiaries	1,006	641	—	—	(1,647)	—

Net income	938	938	524	128	(1,579)	949
Net income attributable to noncontrolling interests	—	—	—	—	11	11

Net income attributable to L-3	$938	$938	$524	$128	$(1,590)	$938

For the year ended December 31, 2007:
Net sales	$—	$2,706	$9,426	$1,911	$(82)	$13,961
Cost of sales	53	2,371	8,537	1,687	(135)	12,513

Operating (loss) income	(53)	335	889	224	53	1,448
Interest and other income, net	—	27	3	5	(4)	31
Interest expense	42	312	1	5	(46)	314

(Loss) income before income taxes	(95)	50	891	224	95	1,165
(Benefit) provision for income taxes	(34)	14	317	80	34	411
Equity in net income of consolidated subsidiaries	806	709	—	—	(1,515)	—

Net income	745	745	574	144	(1,454)	754
Net income attributable to noncontrolling interests	—	—	—	—	9	9

Net income attributable to L-3	$745	$745	$574	$144	$(1,463)	$745

L-3 COMMUNICATIONS HOLDINGS, INC.
AND L-3 COMMUNICATIONS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	L-3			Non-
	Holdings	L-3	Guarantor	Guarantor		Consolidated
	(Parent)	Communications	Subsidiaries	Subsidiaries	Eliminations	L-3
			(in millions)

Condensed Combining Statements of Cash Flows:
For the year ended December 31, 2009:
Operating activities:
Net cash from operating activities	$670	$132	$1,093	$248	$(736)	$1,407

Investing activities:
Business acquisitions, net of cash acquired	—	(90)	—	—	—	(90)
Other investing activities	(87)	(64)	(103)	(15)	87	(182)

Net cash used in investing activities	(87)	(154)	(103)	(15)	87	(272)

Financing activities:
Common stock repurchased	(505)	—	—	—	—	(505)
Proceeds from sale of senior notes	—	996	—	—	—	996
Repayment of borrowings under term loan facility	—	(650)	—	—	—	(650)
Redemption of senior subordinated notes	—	(750)	—	—	—	(750)
Other financing activities	(78)	503	(988)	(116)	583	(96)

Net cash (used in) from financing activities	(583)	99	(988)	(116)	583	(1,005)

Effect of foreign currency exchange rate on cash	—	—	—	19	—	19

Net increase (decrease) in cash	—	77	2	136	(66)	149
Cash and cash equivalents, beginning of the year	—	720	2	228	(83)	867

Cash and cash equivalents, end of the year	$—	$797	$4	$364	$(149)	$1,016

For the year ended December 31, 2008:
Operating activities:
Net cash from operating activities	$941	$38	$1,215	$204	$(1,011)	$1,387

Investing activities:
Business acquisitions, net of cash acquired	—	(283)	—	—	—	(283)
Other investing activities	(103)	(15)	(111)	(23)	103	(149)

Net cash used in investing activities	(103)	(298)	(111)	(23)	103	(432)

Financing activities:
Common stock repurchased	(794)	—	—	—	—	(794)
Other financing activities	(44)	348	(1,109)	(162)	921	(46)

Net cash (used in) from financing activities	(838)	348	(1,109)	(162)	921	(840)

Effect of foreign currency exchange rate on cash	—	—	—	(28)	—	(28)

Net increase (decrease) in cash	—	88	(5)	(9)	13	87
Cash and cash equivalents, beginning of the year	—	632	7	237	(96)	780

Cash and cash equivalents, end of the year	$—	$720	$2	$228	$(83)	$867

For the year ended December 31, 2007:
Operating activities:
Net cash from operating activities	$626	$107	$995	$229	$(687)	$1,270
Investing activities:
Business acquisitions, net of cash acquired	—	(235)	—	—	—	(235)
Other investing activities	(153)	(38)	(87)	(28)	153	(153)

Net cash used in investing activities	(153)	(273)	(87)	(28)	153	(388)

Financing activities:
Common stock repurchased	(500)	—	—	—	—	(500)
Other financing activities	27	495	(905)	(123)	542	36

Net cash (used in) from financing activities	(473)	495	(905)	(123)	542	(464)

Effect of foreign currency exchange rate on cash	—	—	—	14	—	14

Net increase in cash	—	329	3	92	8	432
Cash and cash equivalents, beginning of the year	—	303	4	145	(104)	348

Cash and cash equivalents, end of the year	$—	$632	$7	$237	$(96)	$780

OFFER TO EXCHANGE ALL OUTSTANDING 5.20% SENIOR NOTES DUE 2019 FOR 5.20% SERIES B SENIOR NOTES DUE 2019, WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933

PROSPECTUS

UNTIL MAY 18, 2010 ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS’ OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

April 6, 2010